ExxonMobil

Taking on the world's toughest energy challenges.℠



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2007 Summary Annual Report

ON THE COVER

Delivering outstanding performance requires exceptional people. ExxonMobil recruits talented people from around the world and provides them with formal training and a broad range of experiences to develop them into the next generation of company leaders.

CONTENTS

The term *Upstream* refers to exploration, development, production, and gas and power marketing. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Projections, targets, expectations, estimates, and business plans in this report are forward-looking statements. Actual future results, including demand growth and energy mix; capacity growth; the impact of new technologies; capital expenditures; project plans, dates, and capacities; production rates and resource recoveries; and efficiency gains and cost savings could differ materially due to, for example, changes in oil and gas prices or other market conditions affecting the oil and gas industry; reservoir performance; timely completion of development projects; war and other political or security disturbances; changes in law or government regulation; the actions of competitors; unexpected technological developments; the occurrence and duration of economic recessions; the outcome of commercial negotiations; unforeseen technical difficulties; and other factors discussed in this report and in Item 1A of ExxonMobil's most recent Form 10-K.

Definitions of certain financial and operating measures and other terms used in this report are contained in the section titled "Frequently Used Terms" on pages 44 through 45. In the case of financial measures, the definitions also include information required by SEC Regulation G to the extent we believe applicable.

"Factors Affecting Future Results" and "Frequently Used Terms" are also posted on our Web site and are updated from time to time.

Prior years' data have been reclassified in certain cases to conform to the 2007 presentation basis.

Meeting the world's fundamental and growing need for energy is a massive undertaking.

Providing reliable, affordable energy supplies in a responsible manner enables global economic progress and improves the quality of life for people around the world. ExxonMobil remains uniquely positioned to take on the key challenges facing our industry today:

- Safely and reliably producing oil, natural gas, and hydrocarbon products
- Finding and developing new supplies and products to bring to market
- Maximizing resource and asset value
- Improving energy efficiency and minimizing environmental impacts
- Developing the next generation of scientists and engineers

What does it take to meet these challenges?

It requires an understanding of the long-term nature of our business. It requires a consistent, systematic business model with the flexibility to adapt to changing business conditions. It requires a commitment to invest in and develop people, innovative technology, and projects that grow shareholder value. It requires a company of leaders with an unwavering commitment to integrity, operational excellence, and community development.

ExxonMobil has taken on these challenges for over 125 years while continuing to deliver superior financial results to our shareholders.

ExxonMobil

To Our Shareholders

In 2007 ExxonMobil delivered a record $40.6 billion in net income, with each of our businesses – Upstream, Downstream, and Chemical – achieving record earnings performance. Return on average capital employed was 32 percent and cash flow from operations and asset sales was $56 billion. These exceptional results reflect the fundamental strength of our integrated businesses in a year of robust industry conditions.

ExxonMobil's 125th anniversary year was, by many

ExxonMobil's total shareholder return for 2007 was 24 percent. The Corporation distributed a total of $35.6 billion to our shareholders in 2007 through dividends and share purchases to reduce shares outstanding, an increase of $3 billion from 2006. Over the past five years, we have distributed a total of nearly $118 billion to our shareholders, including a 49-percent increase in our annual dividend.

Our 2007 business results demonstrate our commitment to operational excellence, enduring business controls, and disciplined capital investment. These results also reflect ExxonMobil's long-term industry perspective and our ability to meet the challenges of the changing global energy landscape.

Operational excellence, underpinned by our safety and environmental performance, remains a hallmark of our success. In 2007 we achieved our best-ever safety results, with the lost-time incident rate for our combined employee and contractor workforce at a record-low level. We also recorded the fewest hydrocarbon spills ever for the Corporation, with spills to water in our marine operations leading the way at an all-time low. These accomplishments are evidence of the commitment, training, and performance of our workforce throughout our worldwide operations.

ExxonMobil continues to pursue an industry-leading portfolio of world-class investment opportunities. In 2007 we invested nearly $21 billion in capital and exploration projects. With today's major energy projects costing billions of dollars and operating for decades, a long-term view that transcends short-term market fluctuations and business cycles is essential.

Seven major Upstream projects started up during 2007 in Qatar, Angola, Norway, Kazakhstan, and the Netherlands. Over the next three years, we plan to participate in the start-up of another 19 major Upstream projects around the world. One of ExxonMobil's core competitive advantages remains our proven ability to manage large, complex energy projects under difficult conditions, on time and on budget, to help meet the growing global energy demand.

In our Downstream and Chemical businesses, we are implementing projects that increase capacity, improve yields of higher-value products, meet new product quality requirements, and further enhance our safety and environmental performance. To meet the growing demand for products in Asia, ExxonMobil is progressing an integrated refining, petrochemicals, and fuels marketing venture in China and a second world-scale petrochemical project in Singapore.

The global energy arena is undergoing important changes. Growing populations and expanding economies, especially in developing countries, are forecast to increase world energy demand by about 30 percent between now and 2030. Oil and natural gas are expected to be the dominant energy sources to meet this growing demand, and while supplies are abundant, they are often challenging to access and develop. New sources are found in remote locations, severe conditions, and unconventional forms. Public policies in some countries also limit access or increase investment risk.



measures, the strongest in our history.

These circumstances play to ExxonMobil's strengths, with our outstanding and proven financial, managerial, technological, and operational capabilities. Our fundamental business strategies are key to delivering the energy the world requires while achieving sustained, industry-leading returns and growing shareholder value.

Technology is and will remain key to meeting the world's growing energy needs. Technological innovations allow the identification and commercialization of challenged resources, optimization of operating unit performance, and development of high-performance products. ExxonMobil invested about $3.5 billion in research and development over the past five years, demonstrating our commitment to maintaining and developing proprietary technology.

The changing energy landscape also demands that companies are good corporate citizens. Corporate citizenship is embedded in our business culture and is reflected in our ability to effectively integrate good corporate governance, safety, and a commitment to environmental and social responsibility into all aspects of our global business. We choose the course of highest integrity in all of our business interactions because we believe that a well-founded reputation for high ethical standards and strong business controls is a priceless corporate asset.

ExxonMobil is taking active measures at our facilities to reduce emissions and minimize environmental impacts through our initiative, *Protect Tomorrow. Today.* We are also partnering with vehicle and engine manufacturers to develop and deploy energy-saving technologies.

Additionally, we continue to invest in research and development to identify potential breakthrough innovations that could significantly reduce greenhouse gas emissions worldwide.

Our integrated business model allows us to maximize returns across the entire value chain. Our functional organization structure allows us to apply best practices and deploy expertise globally. Our operational experience allows us to deliver superior performance. These advantages ensure we are well-positioned to address the challenges of the global marketplace.

The same strengths that have enabled our past achievements prepare us to succeed in the future. We remain committed to growing long-term value for our shareholders – through high standards of operational excellence, disciplined capital investment, development of innovative technology, and the dedication and ingenuity of our employees.

Rex W. Tillerson
Chairman and CEO

Fundamentals of Our Approach: Consistency, Integrity, Discipline, Reliability, and Ingenuity

FINANCIAL HIGHLIGHTS	2007	2006	2005	2004	2003
(millions of dollars, unless noted)					
Sales and other operating revenue[1][2]	**390,328**	365,467	358,955	291,252	237,054
Net income	**40,610**	39,500	36,130	25,330	21,510
Cash flow from operations and asset sales[3]	**56,206**	52,366	54,174	43,305	30,788
Capital and exploration expenditures[3]	**20,853**	19,855	17,699	14,885	15,525
Cash dividends to ExxonMobil shareholders	**7,621**	7,628	7,185	6,896	6,515
Common stock purchases *(gross)*	**31,822**	29,558	18,221	9,951	5,881
Research and development costs	**814**	733	712	649	618
Cash and cash equivalents at year end[4]	**33,981**	28,244	28,671	18,531	10,626
Total assets at year end	**242,082**	219,015	208,335	195,256	174,278
Total debt at year end	**9,566**	8,347	7,991	8,293	9,545
Shareholders' equity at year end	**121,762**	113,844	111,186	101,756	89,915
Average capital employed[3]	**128,760**	122,573	116,961	107,339	95,373
Share price at year end *(dollars)*	**93.69**	76.63	56.17	51.26	41.00
Market valuation at year end	**504,220**	438,990	344,491	328,128	269,294
Regular employees at year end *(thousands)*	**80.8**	82.1	83.7	85.9	88.3

KEY FINANCIAL RATIOS	2007	2006	2005	2004	2003
Net income per common share *(dollars)*	**7.36**	6.68	5.76	3.91	3.24
Net income per common share – assuming dilution *(dollars)*	**7.28**	6.62	5.71	3.89	3.23
Return on average capital employed[3] *(percent)*	**31.8**	32.2	31.3	23.8	20.9
Net income to average shareholders' equity *(percent)*	**34.5**	35.1	33.9	26.4	26.2
Debt to capital[5] *(percent)*	**7.1**	6.6	6.5	7.3	9.3
Net debt to capital[6] *(percent)*	**(24.0)**	(20.4)	(22.0)	(10.7)	(1.2)
Ratio of current assets to current liabilities	**1.47**	1.55	1.58	1.40	1.20
Fixed charge coverage *(times)*	**49.9**	46.3	50.2	36.1	30.8

(1) Sales and other operating revenue includes sales-based taxes of $31,728 million for 2007, $30,381 million for 2006, $30,742 million for 2005, $27,263 million for 2004, and $23,855 million for 2003.

(2) Sales and other operating revenue includes $30,810 million for 2005, $25,289 million for 2004 and $20,936 million for 2003 for purchases/sales contracts with the same counterparty. Associated costs were included in Crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income.

(3) See Frequently Used Terms on pages 44 through 45.

(4) Excluding restricted cash of $4,604 million in 2006, 2005, and 2004.

(5) Debt includes short- and long-term debt. Capital includes short- and long-term debt, shareholders' equity, and minority interests.

(6) Debt net of cash and cash equivalents, excluding restricted cash.

BUSINESS MODEL

ExxonMobil has a consistent and straightforward business model that combines our long-term perspective, disciplined approach to capital investment, and focus on operational excellence to grow shareholder value. We identify, develop, and execute projects using best practices that ensure project returns will be resilient over a range of economic scenarios. We operate our facilities using proven management systems to achieve operational excellence. As a result, we are able to generate more income from a highly efficient capital base, as demonstrated by our superior return on capital employed. Our successful execution of this model delivers industry-leading financial and operating results that grow shareholder value.


Disciplined Investment
Operational Excellence
Industry-Leading Returns
Superior Cash Flow
GROWTH IN SHAREHOLDER VALUE

ExxonMobil's superior performance demonstrates the strength of our long-term business model.

Superior 2007 Results

- Best-ever lost-time incident rate for our combined employee and contractor workforce
- Record earnings of $40.6 billion, with record performance in each of our business functions
- Annual dividend per share growth of 7 percent versus 2006, the 25th consecutive year of dividend per share increases
- Total shareholder distributions of $35.6 billion, an increase of $3 billion versus 2006
- Industry-leading return on average capital employed of 32 percent
- Start-up of seven major Upstream projects
- Total liquids production and natural gas production available for sale of 4.2 million oil-equivalent barrels per day
- Replaced 101 percent of production with proved oil and gas reserve additions of 1.6 billion oil-equivalent barrels, including asset sales and the effect of the Venezuela expropriation, and excluding year-end price/cost effects
- Downstream and Chemical operating cost efficiencies and margin enhancements totaling $2 billion after tax

Record Earnings in 2007
Functional Earnings and Net Income


Upstream
Downstream
Chemical
Corporate and Financing
Net Income
(billions of dollars)
50
40
30
20
10
0
-2
2003
2004
2005
2006
2007

Total Shareholder Returns[1]


ExxonMobil
S&P 500
Integrated Oil Competitor Data[2]
(percent per year)
25
20
15
10
5
5 Years
10 Years
20 Years

(1) Reflects data through December 31, 2007.
(2) Royal Dutch Shell, BP, and Chevron values are calculated on a consistent basis with ExxonMobil, based on public information.

6



Ready access to reliable and affordable supplies of energy is essential to economic progress. Turning crude oil and natural gas into usable products to meet the world's vast and growing energy demand requires complex facilities and constant management of thousands of operating variables. Ensuring the safety and reliability of our operations is fundamental to our business strategies and a critical challenge that ExxonMobil takes on every day.

Safely and Reliably Producing Oil, Natural Gas, and Hydrocarbon Products

ExxonMobil is committed to maintaining the highest standards of safety, security, health, and environmental care. We continue to believe that an unrelenting emphasis on flawless operations by our employees and contractors will translate into superior business results.

In 2007 we achieved our best-ever lost-time incident rate for our combined employee and contractor workforce. Our strong safety, health, and environmental performance is underpinned by the commitment of our employees and our contracting partners. Our company-wide Operations Integrity Management System (OIMS) provides a structured, global approach to managing risk throughout our worldwide operations. Our OIMS system has been recognized as meeting all of the requirements of the industry health and safety (OHSAS 18001:1999) and environmental (ISO 14001:2004) standards.

As part of the implementation of OIMS in our functional organizations, we developed integrity management systems that improve the reliability of our operations. Our systems define equipment operating procedures and limits, establish routine preventative maintenance schedules, and verify that integrity programs are completed. Management is involved in and accountable for decisions that impact the performance and reliability of our facilities.

ExxonMobil is committed to the safety of our products and the health and well-being of our employees, contractors, and customers. Our products, as well as the methods for delivering those products, are rigorously evaluated and managed.

Industry-Leading Safety
Lost-Time Injuries and Illnesses

■ ExxonMobil Employees □ ExxonMobil Contractors
■ U.S. Petroleum Industry Benchmark[1]
(incidents per 200,000 work hours)


0.5
0.4
0.3
0.2
0.1
2000
2001
2002
2003
2004
2005
2006
2007

(1) Employee safety data from participating American Petroleum Institute companies (2007 industry data not available at time of publication).

(Graph) **ExxonMobil's outstanding safety performance is a competitive advantage. We continue to find ways to reduce incidents to achieve our goal: *Nobody Gets Hurt.***

(Photo) **At ExxonMobil, we view outstanding performance in the areas of safety, health, and the environment as closely tied to outstanding performance in all other aspects of our business. Our Operations Integrity Management System has been instrumental in driving continued safety and health improvements for over 15 years. At our operating facilities, such as our refinery and chemical plant in Baytown, Texas, active employee and contractor participation in safety programs underpins our success.**

As the world's demand for energy continues to grow, ExxonMobil remains committed to finding and developing new supplies and products to meet this demand, while delivering long-term value to our shareholders and the resource owners. Meeting this demand, upon which continued economic growth and progress depends, has posed and will continue to pose a tremendous challenge.

Finding and Developing New Supplies and Products to Bring to Market

Technological innovation is critical to addressing this challenge. Over the last five years, we have invested about $3.5 billion in research and development across our functional businesses, including efforts to bring challenged resources and new products to market.

ExxonMobil maintains a unique, advantaged approach to identifying and assessing new exploration opportunities. Our geologists and geophysicists study how sedimentary basins were formed and hydrocarbons were accumulated over time. Using proprietary technologies and tools, including advanced reservoir prediction models and geological data visualization, we have significantly improved our ability to identify, model, and understand oil and gas reservoirs.

Scientists and engineers in our Upstream Research Center are developing technologies that are expanding the definition of recoverable resources. These innovations enable the commercial development of otherwise inaccessible or uneconomic hydrocarbons. Through the application of our new technologies, we are economically increasing liquefied natural gas supplies, developing tight gas resources, and enhancing heavy oil recovery.

Proprietary Downstream and Chemical technologies allow us to improve product performance and meet new product specification requirements. ExxonMobil's proprietary catalysts are used to produce lower-sulfur transportation fuels. *Mobil 1* synthetic lubricants employ technology that improves fuel efficiency. Our chemical products help to reduce automobile vehicle weight, resulting in improved fuel economy and lower costs.

ExxonMobil's ability to find and develop new supplies and products relies on continued access to resources and stable economic environments. Our superior operating and financial performance makes us a partner of choice for both conventional and unconventional developments.

Resource Additions
(percent, 2003–2007)


100
80
60
40
20
Africa
Europe
Americas
Russian/ Caspian
Asia Pacific/ Middle East
Gas
Liquids
Arctic
Acid/Sour Gas
LNG
Tight Gas
Deepwater
Heavy Oil/ Oil Sands
Conventional
Area
Hydrocarbon Type
Resource Type

(Graph) During the past five years, ExxonMobil has added 15.7 billion oil-equivalent barrels to our resource base. These diverse additions provide a strong portfolio for future production growth.

(Photo) The Rocky Mountains contain vast quantities of an unconventional resource known as "tight gas" – natural gas trapped in sandstone reservoirs with very low permeability. We are using our proprietary Multi-Zone Stimulation Technology in Colorado's Piceance Basin to achieve better well productivity, enabling the commercial development of this large resource.



10


FPSO MONDO

It takes increasingly large and complex projects to develop new oil and natural gas resources, many of which are found in remote and technically challenging environments. Additionally, consumers continue to demand new high-performance premium products at competitive prices. ExxonMobil is taking on the challenge of maximizing the value of resources and assets in order to deliver attractive returns to shareholders and resource owners while meeting the changing demands of the market.

Maximizing Resource and Asset Value

Our disciplined investment process focuses on selecting development concepts that are right for each opportunity – concepts that ensure we are using ExxonMobil's vast global expertise to develop oil and natural gas opportunities to their fullest potential.

ExxonMobil develops and deploys technologies and operating best practices that improve resource recovery and reduce development costs. In the Upstream, we are able to drill complex wells at lower costs using our unique tools and processes. We have extensive research capabilities that allow us to create unique solutions tailored to individual opportunities.

Our Downstream business delivers ongoing process improvements that increase supply flexibility, grow capacity, and improve product yields. Using our Molecule Management technology, our refineries are able to process more challenged raw materials, increase production by maximizing utilization of existing capacity, and optimize value through improved yields of higher-value products.

More than 90 percent of the chemical capacity that we own and operate is integrated with our large refining complexes or natural gas processing plants. These integrated sites are designed and operated to maximize the value of each product stream and to achieve cost savings from economies of scale.

Effective and efficient use of our resources is the key to delivering long-term profitability and growth in shareholder value. ExxonMobil's disciplined investment approach, operational excellence, and proprietary technologies make us uniquely positioned to maximize resource and asset value throughout our operations.

(Graph) Our proprietary modeling and processing technologies have allowed us to increase throughput of difficult-to-process "challenged" crudes that are typically discounted in the marketplace. The increased feed flexibility allows us to lower our raw material costs.

(Photo) Mondo, the first field in the Kizomba C development in Angola, started up in January 2008. The Kizomba C development includes two floating production, storage, and offloading vessels and 36 subsea wells, making it ExxonMobil's largest subsea development. Using our proven project management system and our "Design One, Build Multiple" strategy, first oil was achieved less than two years after project approval.

ExxonMobil Raw Material Flexibility
Challenged Crudes



(indexed)
150
140
130
120
110
100
90
2003
2004
2005
2006
2007

Balancing the need for more energy to support economic growth and improvements in living standards while effectively addressing potential risks to the environment is a key challenge facing the energy industry today. At ExxonMobil, we are committed to taking effective, globally applicable steps that address this challenge while enabling efficient and affordable delivery of our products to consumers.

Improving Energy Efficiency and Minimizing Environmental Impacts

ExxonMobil is committed to continuously improving energy efficiency. Since the launch of our Global Energy Management System in 2000, we have improved energy efficiency at our refineries and chemical plants by over 6 percent.

ExxonMobil is an industry leader in the use of cogeneration, a highly efficient way to generate power and steam. With facilities under construction around the world, we expect to have interests in cogeneration capacity of over 5000 megawatts in the next three years.

Elimination of spills is one of our key focus areas in our effort to minimize our environmental footprint. We have reduced the number of spills in our operations by an average of over 13 percent per year since 2000.

With operations that span the globe, ExxonMobil faces the challenge of operating in a variety of environmentally sensitive locations. We recognize the importance of conserving biodiversity. ExxonMobil operates with high standards of environmental management, and is guided by an in-depth scientific understanding of the environmental impact of our activities.

ExxonMobil's commitment to developing innovative solutions goes beyond our own facilities. We support the Global Climate and Energy Project (GCEP) at Stanford University, a pioneering research effort aimed at identifying technologies that can meet energy demand while reducing greenhouse gas emissions. GCEP has a broad portfolio of activities, including fundamental research in the areas of solar energy, fuel cells, carbon capture and storage, and biofuels.

The research and development performed by our scientists, along with collaborative initiatives with vehicle and engine manufacturers, contributes to significant technological progress. We are developing improvements to the fuel economy and emissions performance of internal combustion engines and making advances in battery technology and on-board hydrogen generation for fuel cells.

Cogeneration Capacity[1]

(megawatts)


5000
4000
3000
2000
1000
2001
2003
2005
2007

(1) Capacity in which ExxonMobil has an interest.

(Graph) **ExxonMobil has interests in nearly 100 cogeneration facilities around the world, with a total capacity of about 4500 megawatts. Since 2004 we have invested more than $1 billion in new cogeneration capacity.**

(Photo) **Cogeneration is the simultaneous production of electricity and thermal heat/steam. Construction of a new facility at our Antwerp, Belgium, refinery is under way, with start-up planned in 2008.**



14



The ongoing need for new scientific discoveries to help secure our energy future makes developing the next generation of scientists and engineers a global energy challenge. Just as recent technological advances only now enable hydrocarbon resources discovered decades ago to be brought to market, we recognize the need to prepare today's students to take on tomorrow's challenges.

Developing the Next Generation of Scientists and Engineers

The oil industry has operated on the edge of new, developing technologies throughout its history. New technologies would not be possible without the applied intellect and ingenuity of thousands of trained scientists and engineers. Innovation starts with education.

ExxonMobil employs thousands of scientists and engineers, many of whom have PhDs. Our exceptional teams working in research and applied science fields around the world create innovative solutions to the complex challenges we face. We provide technical training and development opportunities for our employees over the duration of their careers, fostering an environment of continuous innovation.

ExxonMobil's commitment to education spans all levels of achievement. One of our primary goals is to support basic education and literacy programs in the developing world. In areas of the world where basic education levels have been met, we support education programs in science, technology, engineering, and mathematics.

ExxonMobil recognizes the essential role that proficiency in math and science plays not only in the energy business, but also in fostering innovation and facilitating human progress. We are encouraging new generations to pursue studies and careers in fields involving math and science. Toward that goal, we support programs focused on laying the foundation for long-term educational improvements, such as the National Math and Science Initiative and the Mickelson ExxonMobil Teachers Academy.

Through our Educating Women and Girls initiative, ExxonMobil contributes to education projects in communities in which we operate around the world. Evidence shows that an educated population of women and girls fosters long-term improvements in health, greater economic growth, and increased education levels of the community as a whole.

(*Right*) Investment in education is the first step toward increasing standards of living around the world. It opens doors to countless opportunities for innovation, creativity, and progress. As one of the largest oil producers in Angola, ExxonMobil recognizes that education is critical to the sustained advancement of this developing country.

(*Left*) The Science Ambassador Program is one of many programs sponsored by ExxonMobil. More than 800 ExxonMobil employees and retirees serve as tutors, judge science fairs, and act as mentors and guest teachers. The Program emphasizes science, math, and energy education to help encourage students to become the next generation of scientists and engineers.



The Outlook for Energy – A View to 2030

Our outlook is focused on the world's rising energy needs and how we expect these needs to be met. Providing this energy is not easy or automatic. The challenges reflect the global scope of the task, as well as substantial objectives related to economic development, energy security, and the environment.

The Outlook for Energy summarizes ExxonMobil's projections for global energy demand and supply through 2030, and is the result of an ongoing process that has been conducted for decades. The results underpin our long-term strategies and investment plans.

PROGRESS DRIVES A GROWING NEED FOR ENERGY

The world's economy runs on energy. Future energy use will be driven by a growing global population that continues to advance and seek better living standards. Global economic output, as measured by Gross Domestic Product (GDP), is likely to increase by close to 3 percent annually through 2030, similar to historical trends.

While growing, the global economy is becoming more energy efficient. Energy intensity – the amount of energy used per unit of economic output – has improved significantly over the past 25 years. The rate of improvement is likely to increase as advanced technologies are developed and deployed. As a result, energy intensity in 2030 will be almost 50 percent below the level of 1980.

Global energy demand – expressed in millions of oil-equivalent barrels per day – is expected to increase 1.3 percent per year on average from 2005 to 2030, even with significant efficiency gains. The vast majority of the demand increase will be in developing countries, where economies are growing most rapidly and modern energy supplies are still a precious commodity for millions of people. While the use of alternative fuels will continue to grow, oil, natural gas, and coal will remain the primary sources of energy throughout the outlook period.

POWER GENERATION AND GROWING ELECTRICITY DEMANDS

The largest end-use sector today, and the one with the greatest volume growth going forward, is power generation. Both economic development and rising prosperity drive the demand for electricity.

As developing countries become more prosperous and billions of people move up the economic curve, demand for electricity will increase significantly. Meeting this demand will require strong growth in fuel supplies for power generation.

On a global basis, coal will remain the largest source of power through the outlook period, although natural gas will have the largest increase. While more efficient technologies and cleaner fuels will continue to penetrate the power generation sector, coal's predominance will continue to have significant implications for overall CO_2 emissions.

TRANSPORTATION DEMAND EXPANDING

The fastest growing sector – and the one most important to oil demand – is transportation, which includes road vehicles, ships, trains, and airplanes.

Transportation is an essential part of today's world – whether aiding the provision of goods and services, or getting people to local or distant destinations. Global economic progress, increasing populations, and rising individual prosperity will remain strong drivers of transportation demand.

As the number of vehicles continues to rise, energy efficiency will become increasingly important. Significant gains are expected to come from evolutionary changes to conventional engine technologies, along with market penetration of advanced vehicle technologies.

Worldwide Economic Output

(trillions of dollars, 2005 dollars)



Annual Growth 2005-2030
Average 3.0%
100
80
60
40
20
1980
2005
2030

Global Energy Intensity

(barrels of oil-equivalent/thousand dollars gross domestic product, 2005 dollars)



Annual Change 2005-2030
Average -1.6%
3.0
2.5
2.0
1.5
1.0
0.5
1980
2005
2030

World Energy Demand by Sector

■ Power Generation ■ Industrial
■ Transportation □ Residential/Commercial

(millions of oil-equivalent barrels per day)



Annual Growth 2005-2030
Average 1.3%
350
300
250
200
150
100
50
0.7%
1.2%
1.7%
1.5%
1980
2005
2030

World Energy Demand by Fuel

■ Oil ■ Coal ■ Renewables
■ Gas □ Nuclear

(millions of oil-equivalent barrels per day)


Annual Growth 2005-2030
Average 1.3%
350
300
250
200
150
100
50
1.5%
2.0%
0.9%
1.7%
1.2%
1980
2005
2030

Renewables

■ Biomass, Other ■ Biofuels, Wind, Solar
■ Hydro, Geothermal

(millions of oil-equivalent barrels per day)


Annual Growth 2005-2030
Average 1.5%
50
40
30
20
10
8.7%
2.0%
0.7%
1980
2005
2030

Energy-Related CO_2 Emissions

■ OECD Countries
■ Non-OECD Countries

(billions of metric tons CO_2 per year)


Annual Growth 2005-2030
Average 1.2%
40
30
20
10
1.9%
0.1%
1980
2005
2030

LIQUIDS SUPPLY AND DEMAND

Meeting the growing need for affordable, reliable energy supplies remains a tremendous challenge. Access to resources, ongoing investments, and transparent energy markets, including international trade, are critical.

Liquid fuel, principally oil, is the most widely used source of energy today. Demand is expected to increase from 86 million oil-equivalent barrels per day today to 116 million oil-equivalent barrels per day in 2030. Demand will be met by a variety of sources.

GAS SUPPLY AND DEMAND

Natural gas will continue to expand its reach as a reliable, affordable source of energy. Demand will increase in North America, Europe and, most significantly, Asia Pacific. International trade, via long pipelines and liquefied natural gas (LNG) supplies, will play a critical role in meeting these growing needs. While each region's gas supply-demand outlook is unique, they share a growing need for LNG. To help meet these demands, supplies are expected to increase significantly from the Middle East, Africa, and Australia over the outlook period.

GLOBAL ENERGY IN PERSPECTIVE

In assessing the global energy future, it is important to recognize the expected contribution of all primary energy sources. Oil consumption, driven by transportation and industrial demand, will likely increase at 1.2 percent per year. Gas consumption is expected to grow at 1.7 percent per year, largely due to increasing demand for power generation from efficient fuels with relatively low carbon intensity. Demand for coal, which has high carbon intensity, is likely to rise less than 1 percent per year. Nuclear power is expected to grow significantly, particularly after 2020.

Renewable fuels will also gain share, with a growth rate of 1.5 percent per year expected overall. Most of this segment is made up of traditional biomass (e.g., wood, charcoal, dung), hydroelectric, and geothermal energy, which have relatively modest growth rates.

In contrast, "modern" renewables, specifically wind, solar, and biofuels, are likely to grow rapidly, at about 9 percent per year on average, supported by government subsidies and mandates. These energy sources currently represent about 0.5 percent of world energy and are expected to reach approximately 2 percent by 2030.

Global energy-related CO_2 emissions are likely to increase 1.2 percent per year on average, with the non-OECD countries representing close to 95 percent of the annual growth over the outlook period.

CONCLUSIONS

We draw three key conclusions from our outlook.

- Economic progress will drive energy demand significantly higher by 2030, up nearly 40 percent versus 2005, even with substantial gains in efficiency. This growth will be concentrated in the non-OECD countries, where economies are growing rapidly and where billions of people require access to growing quantities of energy to improve their quality of life.
- Oil, gas, and coal will be indispensable to meet the demand for reliable, affordable energy for the foreseeable future. Since renewable fuels start from a small base, even with rapid growth, they will not significantly alter the global energy mix over the outlook period. Fossil fuels are expected to continue to provide about 80 percent of energy in 2030.
- Significantly impacting global CO_2 emissions growth will require the combination of many challenging and essential elements, including global participation, step changes in energy efficiency, significant technology gains, and massive investment over decades.

Our approach to addressing these challenges is pragmatic, with a long-term perspective. We remain committed to finding practical, broad-based solutions that will help ensure reliable, affordable energy for people around the world.

OECD – Organisation for Economic Co-operation and Development

Upstream



RasGas Train 5 in Qatar began production of liquefied natural gas (LNG) in 2007. Train 5 is designed to produce 4.7 million tons per year of LNG, equivalent to 640 million cubic feet per day of natural gas.

UPSTREAM STATISTICAL RECAP	2007	2006	2005	2004	2003
Earnings *(millions of dollars)*	**26,497**	26,230	24,349	16,675	14,502
Liquids production *(thousands of barrels per day)*	**2,616**	2,681	2,523	2,571	2,516
Natural gas production available for sale *(millions of cubic feet per day)*	**9,384**	9,334	9,251	9,864	10,119
Oil-equivalent production *(thousands of barrels per day)*	**4,180**	4,237	4,065	4,215	4,203
Proved reserves replacement(1)(2) *(percent)*	**132**	129	129	125	107
Resource additions(2) *(millions of oil-equivalent barrels)*	**2,010**	4,270	4,365	2,940	2,110
Average capital employed(2) *(millions of dollars)*	**63,565**	57,871	53,261	50,642	47,672
Return on average capital employed(2) *(percent)*	**41.7**	45.3	45.7	32.9	30.4
Capital and exploration expenditures(2) *(millions of dollars)*	**15,724**	16,231	14,470	11,715	11,988

(1) Excluding asset sales, the 2007 Venezuela expropriation, and year-end price/cost effects.

(2) See Frequently Used Terms on pages 44 through 45.

Exploration, Development, Production, and Gas & Power Marketing

UPSTREAM STRATEGIES

ExxonMobil's fundamental Upstream strategies guide our global exploration, development, production, and gas and power marketing activities:

- **Identify and pursue all attractive exploration opportunities**
- **Invest in projects that deliver superior returns**
- **Maximize the profitability of existing oil and gas production**
- **Capitalize on growing natural gas and power markets**

These strategies are underpinned by our relentless focus on safety, health, and environmental performance. Our commitment to the ongoing development and application of innovative technologies is key to the success of our Upstream strategies.

Upstream Return on Average Capital Employed


ExxonMobil
Integrated Oil Competitor Average[1]
(percent)
50
40
30
20
10
2003
2004
2005
2006
2007

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.

2007 Results and Highlights

Achieved best-ever employee safety performance.

Earnings were a record $26.5 billion.

Upstream return on average capital employed was 42 percent in 2007 and has averaged 39 percent over the past five years.

Earnings per oil-equivalent barrel were $17.37, exceeding those of our competitors.

Total liquids production and natural gas production available for sale was 4.2 million oil-equivalent barrels per day, the highest among our competitors.

Replaced 101 percent of production with proved oil and gas reserve additions of 1.6 billion oil-equivalent barrels, including asset sales and the effect of the Venezuela expropriation, and excluding year-end price/cost effects.

Resource base additions totaled 2.0 billion oil-equivalent barrels. ExxonMobil's resource base now stands at 72 billion oil-equivalent barrels.

Finding and resource-acquisition costs were $0.97 per oil-equivalent barrel.

Upstream capital and exploration spending was $15.7 billion, driven by an active exploration program, selective investment in a strong portfolio of development projects, and continued investment to enhance the value of existing assets.

UPSTREAM COMPETITIVE ADVANTAGES

Portfolio Quality • The quality, size, and diversity of ExxonMobil's resource base and project inventory underpin a strong long-term outlook.

Global Integration • The global functional Upstream companies work with the Downstream and Chemical businesses to identify and deliver integrated solutions that maximize resource value.

Discipline and Consistency • ExxonMobil rigorously assesses the world's hydrocarbon resources and pursues only the most attractive opportunities. We explore, develop, produce, and market using globally deployed management systems that ensure application of the highest technical, operational, and commercial standards.

Value Maximization • From optimum development concept selection through mid- and late-life investments to increase reservoir recovery, ExxonMobil maximizes resource value over the life of each asset.

Long-Term Perspective • Consistent, selective capital investment and focused technology development ensure robust investments that reward shareholders over the long term.

Identify and Pursue All Attractive Exploration Opportunities

ExxonMobil is positioned to identify, evaluate, pursue, and capture all high-quality exploration opportunities. ExxonMobil's gross undeveloped exploration acreage totaled 118 million acres in 31 countries at year-end 2007. This geographically and geologically diverse, high-quality portfolio balances risk and reward to deliver both near-term production and long-term resource growth.

GROWING THE RESOURCE BASE

The success of our approach is demonstrated by the addition of an average of 3.1 billion oil-equivalent barrels to the resource base per year over the past five years. The result is a resource base of 72 billion oil-equivalent barrels. Finding and resource-acquisition costs have averaged $0.55 per oil-equivalent barrel over the past five years.

DISCIPLINED APPROACH TO PROVED RESERVES

All reserves additions and revisions follow a rigorous and structured management review process that is stewarded by a team of experienced reserves experts with global responsibility. ExxonMobil has added over 8.7 billion oil-equivalent barrels to proved reserves over the past five years, replacing 110 percent of production. Total proved reserves of 22.7 billion oil-equivalent barrels would yield 14.4 years of production at current levels.

2007 KEY EXPLORATION CAPTURES

- Acquired equity in two blocks totaling over 2.1 million acres near the Jansz gas discovery offshore Western Australia
- Acquired interest in an 820,000-acre block in the Bonaparte Basin, offshore northern Australia
- Awarded a 500,000-acre block in the Beaufort Sea, Canada



An active drilling program contributed to the 2.0 billion oil-equivalent barrels of new resources that ExxonMobil added to our industry-leading resource base in 2007.

- Awarded four exploration licenses covering 1.3 million acres in the Lower Saxony Basin, Germany
- Awarded equity in two blocks covering nearly 6.7 million acres offshore western Greenland
- Awarded the 1-million-acre deepwater Mandar block in the Makassar Strait, Indonesia
- Awarded a 2.5-million-acre block offshore Libya
- Awarded a 4-million-acre license in the Great South Basin, offshore New Zealand
- Awarded five licenses in the U.S. Central Gulf of Mexico Lease Sale 205

Resource Base(1)


■ Proved □ Non-proved
(billions of oil-equivalent barrels at year end)
80
70
60
50
40
30
20
10
1997
2007

Resource Additions and Acquisitions(1)


(billions of oil-equivalent barrels)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2007
5-Year Average
10-Year Average

Finding and Resource-Acquisition Costs(1)


(dollars per oil-equivalent barrel)
1.00
0.80
0.60
0.40
0.20
2007
5-Year Average
10-Year Average

(1) See Frequently Used Terms on pages 44 through 45.

Invest in Projects That Deliver Superior Returns

ExxonMobil continues to deliver superior returns from Upstream projects through disciplined investment and industry-leading project execution.

As project scale and complexity increase across the industry, the challenge to bring new energy supplies to market on budget and on schedule grows. Through our ability to deliver superior project execution results, ExxonMobil consistently meets these new challenges and maximizes value to resource owners and to our shareholders.

Superior project execution begins with selecting the design and operating concept that will be robust through a range of uncertainties and will deliver maximum value over the life of the asset. It requires a commitment to and investment in technology to develop innovative solutions that lower costs and increase reliability. At ExxonMobil, we spend a great deal of time on execution planning, or the "how to" regarding development of major projects. These essentials are further enhanced by the experience of our project management professionals and our functional organization that facilitates the swift transfer of lessons learned and best practices around the world.

The combination of our global processes, proprietary technology, and project management experience results in industry-leading project performance.

In Nigeria, a new offshore platform is installed at the East Area NGL II project in late 2007. The new facilities will extract natural gas liquids and export them to the onshore Bonny River terminal.

ExxonMobil has a geographically diverse portfolio of about 120 projects that are expected to develop over 24 billion oil-equivalent barrels (net). Many of these developments are located in challenging environments and include deepwater, heavy oil/oil sands, tight gas, arctic, liquefied natural gas (LNG), and acid/sour gas projects. This large, diverse portfolio provides ExxonMobil the ability to selectively fund those projects that will be robust over a wide range of economic conditions.

Diverse Project Portfolio

Resources in Projects by Geographic Region

(percent, oil-equivalent barrels)


Americas
Russia/Caspian
Asia Pacific
Middle East
Europe
Africa

Resources in Projects by Project Type

(percent, oil-equivalent barrels)


Conventional
Deepwater
Tight Gas
Heavy Oil/
Oil Sands
Arctic
LNG
Acid/Sour Gas



Major Development Projects

ExxonMobil participated in seven major project start-ups in 2007, with 12 more anticipated in 2008. Beyond 2008, an additional 47 major projects are in various stages of project planning and execution.



Ormen Lange Norway
Volve Norway
Waddenzee Netherlands
Statfjord Late Life Norway
Starling United Kingdom
South Hook LNG Terminal United Kingdom
Adriatic LNG Terminal Italy
Thunder Horse United States
East Area NGL II Nigeria
Kizomba C-Mondo Angola
Marimba North Angola
Rosa Angola
Kizomba C-Saxi/Batuque Angola
RasGas Train 6 Qatar
RasGas Train 5 Qatar
Tengiz Phase 1 Kazakhstan
ACG Phase 3 Azerbaijan
Qatargas II Train 4 Qatar
Jerneh B Malaysia
Country with 2007/2008 Major Project Start-Up
2007 Start-Up
2008 Projected Start-Up

2007 PROJECT START-UPS

RasGas Train 5 • The Ras Laffan Liquefied Natural Gas Company II Train 5 in Qatar was completed under budget and ahead of schedule. The onshore facilities came online in November 2006 and the offshore facilities in January 2007. With production of 4.7 million tons per year of LNG, it is the third train built of this size at RasGas with the "Design One, Build Multiple" strategy, enabling this project to outperform the original cost and schedule estimates.

Marimba North • The Marimba North project began production in September 2007 and will develop 80 million barrels of oil (gross) in approximately 3900 feet of water, 90 miles off the coast of Angola. The project is a subsea tie-back to the Kizomba A development and was completed ahead of schedule and within budget.

Ormen Lange • The Ormen Lange project offshore Norway started production in September 2007. The project will develop almost 13 trillion cubic feet of gas and 175 million barrels of natural gas liquids (gross).



(Above) Gas from the Ormen Lange field is processed at a new plant at Nyhamna before being transported 750 miles to the U.K. *(Below)* Production of LNG from Ras Laffan Liquefied Natural Gas Company II Train 5 began just 29 months after major construction contracts were awarded.



Tengiz Phase 1 • Initial oil production from the first expansion of the Tengiz development in Kazakhstan was achieved in October 2007. This expansion, when complete, will integrate a second-generation gas-handling project with sour-gas injection, resulting in incremental production of 285 thousand barrels of oil per day (gross).

Rosa • Production from the Rosa field in Angola began in June 2007. This 360-million-barrel (gross) development is located approximately 85 miles offshore in a water depth of 4500 feet. The field is tied back to the existing Girassol floating production, storage, and offloading (FPSO) vessel.

Statfjord Late Life • The Statfjord Late Life project offshore Norway started up in October 2007. This project will develop 1.1 trillion cubic feet of gas and 186 million barrels of oil and natural gas liquids (gross).

Waddenzee • Start-up of the Moddergat and Nes fields in the Waddenzee area in the Netherlands was achieved on time and on budget in 2007.



In Angola, the Kizomba C-Mondo project started production in January 2008 and will be followed by the Kizomba C-Saxi/Batuque project later in 2008.

OTHER PROJECTS PROGRESSING

Kizomba C • The Kizomba C-Mondo project in Angola began production in January 2008. Kizomba C exemplifies ExxonMobil's "Design One, Build Multiple" strategy as it includes two projects, Mondo and Saxi/Batuque, each utilizing an FPSO vessel that will handle 100 thousand barrels per day at peak production (gross). Together, these developments will recover approximately 600 million barrels of oil (gross).

East Area NGL II • The East Area NGL II project in Nigeria is expected to start up in 2008. The development will recover 300 million barrels of natural gas liquids (gross) and is part of ExxonMobil's ongoing efforts to reduce flaring and emissions.

Qatargas II Trains 4 and 5 • Work continues in Qatar on Qatargas II LNG Trains 4 and 5, each with an annual capacity of 7.8 million tons. Train 4 will be the largest in the world at start-up in 2008. Train 5 will start up in 2009. Deliveries from Qatargas II are planned primarily for the United Kingdom gas market via the South Hook LNG regasification terminal.

RasGas Trains 6 and 7 • In Qatar, two 7.8-million-tons-per-year LNG trains owned by Ras Laffan Liquefied Natural Gas Company 3, a joint venture between Qatar Petroleum and ExxonMobil, are under construction. Train 6 is expected to start up in late 2008 and is planned to supply the U.S. market. Train 7 will primarily supply Asian markets beginning in 2009.

Kearl Oil Sands • In northern Alberta, Canada, the Kearl Oil Sands project will develop a world-class oil sands resource in three phases. Each phase will produce approximately 100 thousand barrels of bitumen per day (gross) from a resource exceeding 4 billion barrels. Federal and provincial regulatory approvals have been secured.

Greater Gorgon • In the Greater Gorgon area offshore Western Australia, engineering and execution planning progressed during 2007. The project includes parallel development of the Gorgon and deepwater Jansz gas fields, and installation of a 15-million-tons-per-year LNG facility on Barrow Island.

Adriatic LNG Terminal • The Adriatic LNG regasification terminal is a concrete, gravity-based structure that is under construction in Algeciras, Spain. In mid-2008 the terminal will be transported to its final location off Italy's northern Adriatic coastline, nine miles offshore Porto Levante, for start-up later in the year. The terminal will supply the Italian gas market with up to 775 million cubic feet of gas per day.

South Hook LNG Terminal • The South Hook LNG regasification terminal in Milford Haven, Wales, will start up in 2008. The terminal will have the capacity to deliver up to 2 billion cubic feet of gas daily into the U.K. natural gas grid.



LNG produced from the Qatargas II Trains 4 and 5 will add a total of 15 million tons per year of capacity to the market place. Train 4 is planned to start up in 2008 and Train 5 in 2009.

Maximize Profitability of Existing Oil and Gas Production

ExxonMobil applies the most cost-effective technology and operations management systems to each and every asset to maximize the commercial recovery of hydrocarbons.

ExxonMobil's diverse and robust asset base is balanced between mature producing fields and fields that are early in their producing lives.

ExxonMobil employs a global organization to manage oil and gas assets. Using this structure, we are able to leverage the transfer of technology and best practices across our global portfolio. We establish priorities on a global basis and deploy resources when and where they are needed, drawing on an experienced, dedicated, and diverse workforce of exceptional quality.

Our strategies place significant emphasis on managing and optimizing base performance and continuously generating opportunities to maximize the value of our assets. High-quality reservoir management and rigorous depletion planning ensure optimum long-term performance from each of our fields and enhance production from existing wells. We continually invest in our existing asset base to enhance resource recovery, maximize profitability, and extend field life. New production volumes are generated through workovers, drilling new wells, and implementing secondary or tertiary recovery projects to access and develop resources not captured during the initial field development.

All of these activities are performed with a structured focus on cost management and capital discipline in combination with a steadfast commitment to operations excellence. Operations integrity is fundamental to our success and is a top priority. Within our Operations Integrity Management System (OIMS), integrity management processes address all aspects of our business and define global standards for safe and environmentally sound operations.



The Grossenkneten Gas Plant staff in Germany helped to develop and pilot an upgraded work management system in 2007.

We place significant emphasis on maximizing production uptime through our disciplined focus on integrity and facility reliability. We maximize uptime through reliability improvement activities, rigorously scheduled maintenance planning, and disciplined root-cause analysis of downtime events.

We are a recognized industry leader in the application of cost-effective technology for enhanced oil recovery (EOR). We have broad experience with water and gas injection, heavy oil steamflooding, and sour gas injection to increase reservoir recovery.

Our Upstream business consistently generates more earnings per barrel than our competitors. This is a reflection of our commitment to maximizing recovery, superior execution, and investment discipline.

Upstream Earnings per Barrel



■ ExxonMobil ■ Integrated Oil Competitor Average(1)
(dollars per oil-equivalent barrel)
20
15
10
5
2003
2004
2005
2006
2007

(1) Royal Dutch Shell, BP, and Chevron values calculated on a consistent basis with ExxonMobil, based on public information

Production Outlook by Geographic Region



■ Americas ■ Europe ■ Asia Pacific/ Middle East □ Africa □ Russia/Caspian
(millions of oil-equivalent barrels per day)
5
4
3
2
1
2007
2008
2009
2010
2011
2012

Capitalize on Growing Natural Gas and Power Markets

ExxonMobil sells natural gas across five continents in most major gas markets in the world. Our expertise in integrating advanced technologies across the gas value chain and our market presence and knowledge provide a substantial competitive advantage.

NORTH AMERICAN GAS MARKET

With gas demand likely to grow about 0.8 percent per year on average to 2030, and domestic supply from existing wells declining, continued investments in existing fields and new discoveries are required. To this end, ExxonMobil is expanding development of tight gas in the Piceance Basin in Colorado. We also have a leading position in arctic gas resources in the Mackenzie Delta region of northern Canada and on the North Slope of Alaska. Liquefied natural gas (LNG) imports are forecast to play an increasingly important role. ExxonMobil is participating in building the Golden Pass LNG regasification terminal along the U.S. Gulf Coast, with a planned capacity of about 2 billion cubic feet per day. ExxonMobil is also pursuing an LNG regasification terminal, BlueOcean Energy, 20 miles off the coast of New Jersey.

EUROPEAN GAS MARKET

ExxonMobil is a leading gas producer in Europe through ownership in many key assets in the Netherlands, Germany, and the North Sea. In Europe, local production is anticipated to begin declining in the next few years. To help meet the need for new supplies, ExxonMobil and its partners are developing new resources, such as the Ormen Lange field offshore Norway, and are nearing completion of LNG import terminals in the United Kingdom and Italy. Both the South Hook Terminal in Milford Haven, Wales, and the Adriatic Terminal offshore Italy are expected to be operational in 2008. These terminals will have a combined capacity of nearly 3 billion cubic feet of gas per day.

GLOBAL LNG

Global LNG demand is expected to grow at more than 4 percent per year through 2030, driven by demand in North America and Europe as well as Asia Pacific markets. By 2030, LNG demand is expected to represent about 16 percent of the world's gas demand.

ExxonMobil is currently participating in LNG operations in Qatar and Indonesia with a combined gross capacity of approximately 35 million tons per year, supplying LNG to markets in Asia, Europe, and North America. This represents about 20 percent of global industry capacity. ExxonMobil is participating in the construction of four additional trains in Qatar that will increase gross capacity by over 30 million tons per year.



The Adriatic LNG terminal will be the world's first fixed offshore storage and regasification terminal. It is under construction in Spain and will be transported to Italy's Adriatic coast in 2008.

ASIA PACIFIC GAS MARKET

Asia Pacific gas demand is expected to grow faster than any other region of the world at about 3.2 percent per year through 2030. ExxonMobil is among the largest suppliers to local markets of Australia and Malaysia, and also provides local supplies to markets in Thailand, Russia Far East, Qatar, and elsewhere. ExxonMobil-interest LNG operations in Indonesia and Qatar are major exporters to Japan, South Korea, India, and Taiwan. Additional pipeline and LNG opportunities are being progressed in the Middle East, Australia, Indonesia, Russia, and Papua New Guinea, as well as an LNG terminal in Hong Kong.

POWER ACTIVITIES

ExxonMobil has interests in electric power generation facilities with total capacity of over 15,500 megawatts.


Qatar
Nigeria
Arun
Papua New Guinea
Scarborough
Gorgon-Jansz
Existing Liquefaction Facility
Future/Potential Liquefaction Facility
Major LNG Market (Existing and Targeted)
Existing Regasification Terminal
Anticipated Supply Flow
Future/Potential Regasification Terminal

Downstream



ExxonMobil's Fawley refinery processes over 300 thousand barrels per day of crude oil.
The Fawley refinery is the largest in the U.K. and is fully integrated with chemical and lubes operations.

DOWNSTREAM STATISTICAL RECAP	2007	2006	2005	2004	2003
Earnings *(millions of dollars)*	**9,573**	8,454	7,992	5,706	3,516
Refinery throughput *(thousands of barrels per day)*	**5,571**	5,603	5,723	5,713	5,510
Petroleum product sales[1] *(thousands of barrels per day)*	**7,099**	7,247	7,519	7,511	7,270
Average capital employed[2] *(millions of dollars)*	**25,314**	23,628	24,680	27,173	26,965
Return on average capital employed[2] *(percent)*	**37.8**	35.8	32.4	21.0	13.0
Capital expenditures *(millions of dollars)*	**3,303**	2,729	2,495	2,405	2,781

(1) Petroleum product sales data are reported net of purchases/sales contracts with the same counterparty.
(2) See Frequently Used Terms on pages 44 through 45.

Refining & Supply, Fuels Marketing, and Lubricants & Specialties

DOWNSTREAM STRATEGIES
ExxonMobil's Downstream is a large, diversified, and profitable business, with marketing presence and refining complexes around the world. Fundamental Downstream business strategies position the company to deliver long-term growth in shareholder value that is superior to competition regardless of market conditions:

- **Maintain best-in-class operations, in all respects**
- **Provide quality, valued products and services to our customers**
- **Lead industry in efficiency and effectiveness**
- **Capitalize on integration with other ExxonMobil businesses**
- **Selectively invest for resilient, advantaged returns**
- **Maximize value from leading-edge technology**

Downstream Return on Average Capital Employed


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
40
35
30
25
20
15
10
5
2003
2004
2005
2006
2007

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.

Execution of these strategies combined with overall operations excellence continues to deliver superior results, such as return on average capital employed. Our financial objectives in the Downstream can be summarized into three broad areas – margin enhancement, cost efficiency, and capital discipline.

2007 Results and Highlights

Continued leadership in safety, reliability, efficiency, scale, and technology contributed to our best-ever financial performance and superior operating results.

Earnings were a record $9.6 billion, up 13 percent from 2006.

More than $2 billion of pretax operating cost efficiencies and margin enhancements were achieved. We have delivered an average of $2 billion in pretax improvements per year since 2003 through improvements derived from our scale, integration, collaboration via our global functional organization, and industry-leading proprietary technology.

Downstream capital expenditures were $3.3 billion in 2007, up more than 20 percent versus 2006, reflecting new investments in China and additional environmental expenditures.

Return on average capital employed was 38 percent, up from 36 percent in 2006.

Refinery throughput was 5.6 million barrels per day, in line with 2006 as volume growth was offset by divestments.

Petroleum product sales continued to be strong at 7.1 million barrels per day.

DOWNSTREAM COMPETITIVE ADVANTAGES

Portfolio Quality • We are the world's largest global refiner, manufacturer of lube basestocks, and supplier/marketer of petroleum products. Our large, world-class facilities are located in major markets around the world.

Global Integration • Over 75 percent of our refining capacity is integrated with our lubes and/or chemical businesses. Our global functional organization delivers efficient development and deployment of best practices and new technology.

Discipline and Consistency • Systematic processes and corresponding efficient execution have established us as an industry leader in operations excellence and cost effectiveness.

Value Maximization • Proprietary Molecule Management technology allows us to optimize raw materials, maximize premium products, and highgrade product placement.

Long-Term Perspective • We maintain a disciplined capital approach focused on profitable and resilient investments that build on our advantages.

Refining & Supply

ExxonMobil Refining & Supply encompasses a global network of reliable and efficient manufacturing plants, transportation systems, and distribution centers that provide a range of fuels, lubricants, and other high-value products and feedstocks to our customers around the world. Our global supply organization optimizes our network – the supply of raw materials to our refineries, products supplied to our customers, and placement of equity crude production. Our proven business model is founded on continuous operations improvement, leveraging our global scale and integration to improve margins and deliver cost efficiencies, and a disciplined capital investment program to meet growing demand for high-quality products through selective investments that yield a competitive advantage.



Monitoring and optimization of operations by refinery personnel is key to reliable operations and maximum yield of high-value products.

PURSUING OPERATIONS EXCELLENCE

Our goal is flawless operations. Safety – both personnel and operations safety – remains a top priority. Our Operations Integrity Management System (OIMS) framework establishes common worldwide expectations for mitigating operating risks that are inherent in our business. Our safety management process focuses on underlying behaviors as well as enhancements to our facilities, systems, and competencies. Our processes and efficient execution have established ExxonMobil as an industry leader in operations excellence.

LEVERAGING GLOBAL SCALE & INTEGRATION

We are the world's largest global refining company, with the most distillation, conversion, and lube basestock production capacity. On average, our refineries are over 60 percent larger and are more integrated with chemical and lubes operations than the industry average. This scale and integration provide us greater flexibility to optimize operations and to produce higher-value products with lower feedstock and operating costs.

INCREASING MARGIN

We improve margin by focusing on three key areas: economically growing production, reducing raw material costs, and improving yields of high-value products.

We strive to increase production by improving reliability, eliminating constraints, optimizing planned maintenance and intervals between downtimes, and expanding market outlets.

We continue to find opportunities to reduce raw materials costs by applying our Molecule Management technology.

In addition to improving raw material selection, our Molecule Management technology also enables us to optimize the yields and blending of high-value products on a real-time basis.

Equity Capacity[1]

■ Distillation ▨ Conversion[2]

(indexed)


100
80
60
40
20
ExxonMobil
Royal Dutch Shell
BP

(1) Royal Dutch Shell and BP values calculated on a consistent basis with ExxonMobil, based on public information.
(2) Conversion capacity includes catalytic cracking, hydrocracking, and coking.

Refinery Integration With Chemicals or Lubes[1]

(percent)


80
70
60
50
40
30
ExxonMobil
Royal Dutch Shell
BP
Industry

(1) Royal Dutch Shell, BP, and Industry values calculated on a consistent basis with ExxonMobil, based on public information.

IMPROVING OPERATING EFFICIENCY

Worldwide cash operating costs at our refineries are substantially below the industry average. We achieve industry-leading unit cost performance by leveraging our scale and integration as well as our leading-edge technology to capture efficiencies. We have been successful in developing energy and cost efficiencies that offset much of the inflationary pressures and expenses related to operating facility improvements, new process units, and production growth.

Improved energy efficiency is a key contributor to our cost performance. ExxonMobil's proprietary Global Energy Management System (GEMS) focuses on opportunities that reduce the energy consumed at our refineries and chemical complexes. As of year-end 2007, we have captured over $900 million in pretax annual energy cost savings.

We continue to make significant investments in cogeneration facilities with several start-ups planned over the next few years. Cogeneration requires substantially less energy than separate conventional steam and power generation. Our GEMS system and cogeneration facilities also reduce greenhouse gas emissions.

In addition to energy improvement, we reduce costs through economies of scale. This activity includes common support organizations at our integrated sites, our global training initiative, and our global procurement organization.

MAINTAINING CAPITAL DISCIPLINE

Refining & Supply capital expenditures are focused on selective and resilient investments that yield competitive advantage. These investments meet product quality requirements, reduce environmental impact, further upgrade safety systems, lower operating costs, and produce higher-value products and chemical feedstocks using lower-cost raw materials. We also implement projects that enhance refinery capacity and yield at much less than grassroots cost and generate an attractive return, even at bottom-of-cycle market conditions.

ExxonMobil Refining Cost Efficiency[1][2]
Energy Intensity

■ ExxonMobil ■ Industry
(indexed Solomon data)


105
100
95
90
2002
2004
2006
2007

(1) Solomon data available for even years only.
(2) Only even-year data plotted for 2002-2006.

EMERGING MARKET GROWTH

World-class scale and integration, industry-leading efficiency, leading-edge technology, and globally respected brands enable ExxonMobil to take advantage of attractive emerging-growth opportunities around the globe. Our assets are well-positioned and configured to supply liquids to meet demand growth in the Asia Pacific region, which we estimate will average 2 to 3 percent annually through 2020.

In mid-2007 ExxonMobil, along with our partners Saudi Aramco, Sinopec, and Fujian Province, formed the only fully integrated refining, petrochemicals, and fuels marketing venture with foreign participation in China.

The manufacturing portion of the venture expands an existing 80-thousand-barrel-per-day refinery in Quanzhou, Fujian Province, to a 240-thousand-barrel-per-day, high-conversion facility. It also includes a world-scale integrated chemical plant, with a new 800-thousand-tons-per-year steam cracker, and polyolefins and aromatics plants. The approximately $5 billion project is expected to start up in 2009.

The Fujian venture allows participation across the value chain from crude supply and processing through fuels and chemical marketing and is the only fully integrated venture announced in China with foreign participation. This integrated approach, combined with leading technology, scale, and world-class operations, positions this venture to be highly competitive in the growing Chinese market.

Investments in energy conservation projects, such as this one at Crude Unit A at our refinery in Beaumont, Texas, help reduce operating costs.



Fuels Marketing

ExxonMobil Fuels Marketing creates long-term value by selling high-quality products and services daily to millions of customers across the globe. Our respected *Exxon, Esso, Mobil*, and *On the Run* brands serve customers "on the move" at more than 32,000 retail service stations. ExxonMobil's fuel products and services are also provided through our three business-to-business segments – Industrial and Wholesale, Aviation, and Marine – to nearly 1 million customers worldwide.

Fuels Marketing provides a secure and ratable outlet for our refineries and continues to be well-positioned to successfully compete in a dynamic and competitive marketplace. We focus on key business fundamentals: superior safety and environmental performance, self-help improvements from global scale and integration, disciplined portfolio restructuring and capital management, and customer focused marketing initiatives.

INTEGRATION AND OPERATING EFFICIENCIES

We continue to leverage integration with our refining business across the four Fuels Marketing business lines. Downstream cross-functional teams focus on optimizing product placement across the broad spectrum of customer segments to capture the highest value for our refined molecules. Highgrading sales to higher-value channels increased fuels margins by more than $100 million in 2007.

Our popular *On the Run* store format provides customers with convenience, quality, and value.




Mobil
On the Run

High-quality products and services are provided to customers "on the move" at more than 32,000 service stations, like this site in St. Louis, Missouri.

Self-help improvements continue to reduce operating expenses through the global application of innovative technologies, centralization of support activities, and automation of work processes. The combined impact of our efficiency initiatives reduced ongoing operating expenses by over $150 million in 2007 and over 5 percent since 2003.

DISCIPLINED CAPITAL MANAGEMENT

The Fuels Marketing capital management strategy combines selective investments and disciplined asset highgrading to optimize the profitability of our business. Investments are prioritized through a rigorous, disciplined, and globally consistent market-planning process using sophisticated tools and demographic models.

Our investment decisions are complemented by equally selective divestments which highgrade our asset base and optimize overall financial returns. In addition, our portfolio restructuring activities have further enhanced integration with our refining assets. This disciplined and consistent approach has improved our capital efficiency by over 45 percent since 2003.

NONFUELS MARGIN GROWTH

Further increasing nonfuels margin continues to be one of our key priorities to optimize retail site profitability. Fuels Marketing offers innovative market-specific retail formats and products to fully meet our customers' needs and expectations by delivering convenience, quality, and value. Nonfuels margin growth from convenience products, car washes, strategic alliances, rents, and card payment programs has increased site productivity nearly 30 percent since 2003, increasing the resiliency of our retail business and improving returns.

Lubricants & Specialties

ExxonMobil is the world's No. 1 supplier of lube basestocks and a leading marketer of finished lubricants, asphalt, and specialty products. Our three global brands, *Mobil*, *Exxon*, and *Esso*, identify ExxonMobil products that are sold around the world. At the forefront of these brands is *Mobil 1*, the world's leading synthetic motor oil. Major original equipment manufacturers trust us to deliver technically superior products that protect their customers' engines and industrial equipment, enabling peak performance. Our dedicated global organization and strong distributor network focus on the reliable supply of high-quality lubricants and providing technical application expertise to customers around the globe.


Mobil 1
DODGE
CHARGER

Over 60 percent of the teams in the top three *NASCAR* circuits use *Mobil 1* oil, the Official Motor Oil of *NASCAR*.

We produce high-quality basestocks through interests in 12 lube refineries, supplying volumes twice as large as our next competitor. Our finished lubricants are manufactured through a network of over 35 blend plants.

TECHNOLOGY LEADERSHIP

ExxonMobil's *Mobil*, *Exxon*, and *Esso* lubricants continue to meet customer needs for automotive, industrial, commercial transportation, aviation, and marine applications around the world. Customers rely on our products because of their quality, reliability, technological leadership, close association with many leading original equipment manufacturers, and their demonstrated ability to withstand performance stresses.

We continue to introduce new and innovative high-quality products, building on our reputation as a technology leader. We have expanded our U.S. *Mobil 1* product offering with two advanced fuel economy products, providing consumers with the benefits of outstanding engine protection and improved gas mileage.

Synthetic Lubricants Growth

■ ExxonMobil ■ Industry[1]

(indexed 2003 = 100)


160
150
140
130
120
110
100
2003
2004
2005
2006
2007

(1) Source: ExxonMobil analysis of available industry data.

STRATEGIC GLOBAL ALLIANCES

Globally respected brands and industry-leading technology enable ExxonMobil to build enduring and successful strategic global alliances with automotive and industrial equipment manufacturers.

We enjoy strong relationships with global partners such as Toyota, Caterpillar, Chrysler, General Motors, Peugeot, and Porsche, where we collaborate on developing innovative new lubricants. This approach leads to long-standing technology partnerships, such as our 10-year relationship with Porsche. Porsche recommends *Mobil 1* motor oil exclusively, and every new *Porsche* automobile rolls off the assembly line filled with *Mobil 1* motor oil. Motorsports sponsorships, like those in *Formula 1* with the *McLaren Mercedes* team, and *NASCAR* and *IRL* with Penske Racing, provide ideal environments for developing and demonstrating our high-performance lubricants.

WORLD-CLASS BRANDS

ExxonMobil continues to grow its market share in the premium segments of the finished lubes business. *Mobil 1*, our flagship engine oil, is recommended for more than 50 percent of new luxury vehicles sold in the North American market. No other motor oil holds as many engine specification approvals.

GROWTH IN PROFITABLE EMERGING MARKETS

As economies around the world develop and industrialize, they bring increased demand for high-quality industrial and automotive lubricants. Our strong global brands, proprietary technology, and low-cost, efficient, and reliable supply chain enable us to take advantage of these growth opportunities. For example, in China and Russia, we have leveraged our well-recognized brands, strong equipment manufacturer relationships, and technical expertise to become a leading lubes marketer, growing our business more than twofold since 2000.

Chemical



Implementation of global best practices for steam cracker operations at the Baytown Olefins Plant contributed to ExxonMobil Chemical's record operating reliability and energy efficiency performance in 2007.

CHEMICAL STATISTICAL RECAP	2007	2006	2005	2004	2003
Earnings *(millions of dollars)*	**4,563**	4,382	3,943	3,428	1,432
Prime product sales[1] *(thousands of metric tons)*	**27,480**	27,350	26,777	27,788	26,567
Average capital employed[2] *(millions of dollars)*	**13,430**	13,183	14,064	14,608	14,099
Return on average capital employed[2] *(percent)*	**34.0**	33.2	28.0	23.5	10.2
Capital expenditures *(millions of dollars)*	**1,782**	756	654	690	692

(1) Prime product sales include ExxonMobil's share of equity-company volumes and finished-product transfers to the Downstream. Carbon-black oil volumes are excluded.
(2) See Frequently Used Terms on pages 44 through 45.

CHEMICAL STRATEGIES

ExxonMobil Chemical continues to deliver superior returns and earnings growth through the effective implementation of our fundamental strategies. Proven over several decades, these strategies reflect our ongoing commitment to the petrochemical business:

- **Focus on businesses that capitalize on core competencies**
- **Capture full benefits of integration across ExxonMobil operations**
- **Consistently deliver best-in-class performance**
- **Selectively invest in advantaged projects**
- **Build proprietary technology positions**

Together with our core business practices and focus on operations integrity, these strategies remain the foundation for our business, and ultimately, our performance.

Chemical Outperformed Competition Across the Business Cycle

Return on Average Capital Employed


ExxonMobil
Major Chemical Competitors(1)
(percent)
35
30
25
20
15
10
5
1995 96 97 98 99 00 01 02 03 04 05 06 2007

(1) Includes the chemical segments of Royal Dutch Shell, BP (through 2004), and Chevron, as well as Dow Chemical, the sole publicly traded chemical-only competitor with a significant portfolio overlap. Competitor values are estimated on a consistent basis with ExxonMobil, based on public information.

2007 Results and Highlights

Best-ever reliability and energy efficiency achieved through continued focus on operational excellence.

Earnings were a record $4.6 billion, up 4 percent versus 2006. ExxonMobil continued to benefit from our unique business portfolio, global presence, downstream integration, and feedstock advantages. Specialty business earnings exceeded $1 billion for the first time.

Return on average capital employed was 34 percent, up from 33 percent in 2006. Chemical returns continued to exceed the average of our major chemical competitors. While making substantial investments to support long-term growth, we achieved an average annual return of 17 percent over the last 10 years. During this period, our competition averaged 8 percent.

Prime product sales of 27.5 million tons were 0.5 percent higher than 2006. Premium product sales volumes increased by 8 percent.

Revenue of $53 billion increased 9 percent from 2006.

Chemical capital expenditures were $1.8 billion, with construction under way on growth projects in Singapore and Fujian, China. We continued selective investment in high-return efficiency projects, low-cost debottlenecks, and growth of our profitable specialty businesses.

CHEMICAL COMPETITIVE ADVANTAGES

Portfolio Quality • Our unique mix of Chemical businesses delivers superior performance relative to competition throughout the business cycle.

Global Integration • Synergies with the Upstream and Downstream continue to be identified and realized. Benefits are derived from the physical integration of sites, coordinated planning, global networks, feedstock integration, shared services, and best-practice sharing.

Discipline and Consistency • Our consistent and relentless focus on all aspects of operational excellence has produced industry-leading practices and systems.

Value Maximization • Our proprietary technology has successfully led to the development and growth of higher-value premium products in both our commodity and specialty businesses.

Long-Term Perspective • Through a highly structured capital management approach, we invest in projects that can compete in the toughest market environments based on feedstock, technology, and marketing advantages.

Chemical Strategies

Through implementation of focused, long-term strategies, ExxonMobil has consistently demonstrated superior returns across the business cycle, and has strengthened our position as one of the world's premier petrochemical companies.

Businesses	Worldwide Rank Based on Market Position
■ *Commodities*	
Paraxylene	#1
Olefins	#2
Polyethylene	#2
Polypropylene	#5
◘ *Specialties*	
Butyl Polymers	#1
Fluids	#1
Plasticizers/Oxo Alcohols	#1
Synthetics	#1
Oriented Polypropylene Films	#1
Adhesive Polymers	#1
Specialty Elastomers	#2
Petroleum Additives	#2

Premium products, such as metallocene-catalyzed polyethylene produced at the Mont Belvieu Plastics Plant, located outside of Houston, Texas, have growth rates well above the industry average.



FOCUS ON BUSINESSES THAT CAPITALIZE ON CORE COMPETENCIES

ExxonMobil has developed a unique portfolio of chemical businesses over many years, with a balance of profitable commodity and specialty business growth. Built on fundamental competitive advantages, we hold leadership positions in some of the largest-volume commodity petrochemical products. We also have leadership positions in a diverse set of higher-value specialty businesses.

CAPTURE FULL BENEFITS OF INTEGRATION ACROSS EXXONMOBIL OPERATIONS

ExxonMobil Chemical has a network of manufacturing sites around the world. More than 90 percent of the chemical capacity we own and operate is integrated with our large refining complexes or natural gas processing plants.

Integration continues to be one of the key differentiating factors that allows ExxonMobil to consistently outperform competition. Our manufacturing sites are designed and operated to take advantage of the flexibility and cost savings that result from physical integration.

CONSISTENTLY DELIVER BEST-IN-CLASS PERFORMANCE

Underpinning our performance is a consistent and relentless focus on operational excellence in every aspect of our business. Business practices and systems have been developed and continuously improved over many years to deliver industry-leading performance and to ensure the integrity of our operations.

ExxonMobil's disciplined approach to safety, productivity, reliability, and quality improvement continues to increase the contribution of existing assets. Over the last four years, improved reliability, elimination of constraints, and technology advances have added the equivalent capacity of about one-and-a-half steam crackers at significantly less than grassroots cost.

Differentiated Business Mix

Segment Earnings

◘ Specialties ■ Commodities

(billions of dollars)


5.0
4.0
3.0
2.0
1.0
1995 96 97 98 99 00 01 02 03 04 05 06 2007

SELECTIVELY INVEST IN ADVANTAGED PROJECTS
In 2007 we continued to progress plans to meet demand growth in Asia, with final investment decisions for projects in Singapore and Fujian, China.

Over the next 10 years, we expect about 60 percent of the world's petrochemical demand growth will occur in Asia, with over one-third in China alone. Our investments in the Middle East and Asia to meet this growth are based on long-term competitive advantages, including integration with other operations, advantaged feedstocks, and market access.

China • Construction began on the integrated refining and petrochemical facility located in Quanzhou, Fujian Province. This project includes construction of an 800-thousand-tons-per-year ethylene steam cracker and integrated polyethylene, polypropylene, and paraxylene units. Start-up is scheduled for 2009.

Singapore • In 2007 we made the decision to build a second world-scale petrochemical project at our integrated refining and chemical facility in Singapore. The project includes a 1-million-tons-per-year ethylene steam cracker and derivative units. Project start-up is expected in early 2011.

Saudi Arabia • We are working with our partner, Saudi Basic Industries Corporation (SABIC), to progress feasibility studies at our petrochemical joint ventures, Kemya and Yanpet, to supply synthetic rubber, thermoplastic specialty polymers, and carbon black for emerging local and international markets.

Qatar • In cooperation with Qatar Petroleum, we continue to progress studies for a petrochemical complex in Ras Laffan Industrial City, Qatar, including a world-scale ethylene steam cracker and associated derivative units. The complex would utilize feedstock from gas development projects in Qatar's North Field and employ ExxonMobil's proprietary steam cracking furnace and polyethylene technologies.



With facilities located in key growth areas, ExxonMobil Chemical is well-positioned to supply the demand in Asia. Projects currently under development could increase our capacity in the Middle East and Asia by approximately 60 percent.

We also continued to grow our specialty businesses and to progress low-cost debottleneck and high-return efficiency projects. We seek investment opportunities offering competitive advantages that support growth and achieve industry-leading returns.

BUILD PROPRIETARY TECHNOLOGY POSITIONS
Development and deployment of technology are key competitive advantages and major sources of differentiation for ExxonMobil. We focus significant research in the development of leading process and product technology, including commercialization of premium products, as well as the identification and utilization of lower-cost, advantaged feedstocks.

APPROVED MAJOR PROJECTS

Commodities		Product	Capacity[1] (metric tons per year)
2007	Antwerp, Belgium	Polyethylene	27,000
	Singapore	Ethylene	75,000
2009	Fujian, China	Ethylene	200,000
		Paraxylene	175,000
		Polyethylene	200,000
		Polypropylene	100,000
	Rotterdam, the Netherlands	Benzene	20% increase
		Paraxylene	25% increase
2011	Singapore	Ethylene	1,000,000
		Polyethylene	1,300,000
		Polypropylene	450,000
		Paraxylene	80,000
		Benzene	340,000

Specialties		Product	Capacity[1] (metric tons per year)
2007	Antwerp, Belgium	Hydrocarbon Fluids	50,000
	Baton Rouge, Louisiana	Compounded Polymers	40,000
	Beaumont, Texas	Synthetics	15% increase
	Edison, New Jersey	Synthetics	10% increase
2008	Baytown, Texas	Bromobutyl Rubber	60% increase
	Notre-Dame-de-Gravenchon, France	Adhesive Polymers	18,000
	Pensacola, Florida	Compounded Polymers	1 line
	Singapore	Hydrocarbon Fluids	130,000
2011	Singapore	Oxo Alcohols	125,000
		Specialty Elastomers	300,000

(1) ExxonMobil equity share of capacity addition.

Financial Summary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To The Shareholders Of Exxon Mobil Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Exxon Mobil Corporation as of December 31, 2007, and 2006, and for each of the three years in the period ended December 31, 2007, and in our report dated February 28, 2008, we expressed an unqualified opinion thereon. The consolidated financial statements referred to above (not presented herein) appear in Appendix A to the Proxy Statement for the 2008 annual meeting of shareholders of the Corporation.

As discussed in Note 2 to the consolidated financial statements, the Corporation changed its method of accounting for uncertainty in income taxes in 2007.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements (pages 37-40) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Dallas, Texas
February 28, 2008

SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining, and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation, and for which other shareholders do not possess the right to participate in significant management decisions. They also include the Corporation's share of the undivided interest in certain Upstream assets and liabilities. Amounts representing the Corporation's percentage interest in the net assets and net income of the less-than-majority-owned companies are included in "Investments, advances, and long-term receivables" on the Balance Sheet and "Income from equity affiliates" on the Income Statement.

The "functional currency" for translating the accounts of the majority of Downstream and Chemical operations outside the United States is the local currency. The local currency is also used for Upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in countries with a history of high inflation and certain other countries.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products are recognized when the products are delivered and title passes to the customer.

Inventories of crude oil, products, and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventories of materials and supplies are valued at cost or less.

The Corporation makes limited use of derivative instruments. When derivatives are used, they are recorded at fair value, and gains and losses arising from changes in their fair value are recognized in income.

The Corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion, and amortization are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on the amount of proved developed reserves of oil, gas, and other minerals that are estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life.

The Corporation incurs retirement obligations for certain assets at the time they are installed. The fair values of these obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in their present value. The costs associated with these liabilities are capitalized as part of the related assets and depreciated. Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

The Corporation recognizes the underfunded or overfunded status of defined benefit pension and other postretirement plans as a liability or asset in the balance sheet with the offset in shareholders' equity, net of deferred taxes.

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. For further information on litigation and tax contingencies, see Notes 15 and 18 to the Consolidated Financial Statements in Appendix A of ExxonMobil's 2008 Proxy Statement.

The Corporation awards share-based compensation to employees in the form of restricted stock and restricted stock units. Compensation expense is measured by the market price of the restricted shares at the date of grant and is recognized in the income statement over the requisite service period of each award.

Further information on the Corporation's accounting policies and practices can be found in Appendix A of ExxonMobil's 2008 Proxy Statement (Critical Accounting Policies and Note 1 to the Consolidated Financial Statements).

SUMMARY STATEMENT OF INCOME

(millions of dollars)	**2007**	2006	2005
Revenues and Other Income			
Sales and other operating revenue[(1)(2)]	**390,328**	365,467	358,955
Income from equity affiliates	**8,901**	6,985	7,583
Other income	**5,323**	5,183	4,142
Total revenues and other income	**404,552**	377,635	370,680
Costs and Other Deductions			
Crude oil and product purchases	**199,498**	182,546	185,219
Production and manufacturing expenses	**31,885**	29,528	26,819
Selling, general and administrative expenses	**14,890**	14,273	14,402
Depreciation and depletion	**12,250**	11,416	10,253
Exploration expenses, including dry holes	**1,469**	1,181	964
Interest expense	**400**	654	496
Sales-based taxes[(1)]	**31,728**	30,381	30,742
Other taxes and duties	**40,953**	39,203	41,554
Income applicable to minority and preferred interests	**1,005**	1,051	799
Total costs and other deductions	**334,078**	310,233	311,248
Income before income taxes	**70,474**	67,402	59,432
Income taxes	**29,864**	27,902	23,302
Net income	**40,610**	39,500	36,130
Net Income per Common Share *(dollars)*	**7.36**	6.68	5.76
Net Income per Common Share – Assuming Dilution *(dollars)*	**7.28**	6.62	5.71

(1) Sales and other operating revenue includes sales-based taxes of $31,728 million for 2007, $30,381 million for 2006, and $30,742 million for 2005.

(2) Sales and other operating revenue includes $30,810 million for 2005 for purchases/sales contracts with the same counterparty. Associated costs were included in Crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income.

The information in the Summary Statement of Income (for 2005 to 2007), the Summary Balance Sheet (for 2006 and 2007), and the Summary Statement of Cash Flows (for 2005 to 2007), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2008 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2008 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2008 Proxy Statement.

SUMMARY BALANCE SHEET AT YEAR END

(millions of dollars)	2007	2006
Assets		
Current assets		
Cash and cash equivalents	**33,981**	28,244
Cash and cash equivalents – restricted	**-**	4,604
Marketable securities	**519**	-
Notes and accounts receivable, less estimated doubtful amounts	**36,450**	28,942
Inventories		
Crude oil, products and merchandise	**8,863**	8,979
Materials and supplies	**2,226**	1,735
Prepaid taxes and expenses	**3,924**	3,273
Total current assets	**85,963**	75,777
Investments, advances, and long-term receivables	**28,194**	23,237
Property, plant and equipment, at cost, less accumulated depreciation and depletion	**120,869**	113,687
Other assets, including intangibles – net	**7,056**	6,314
Total assets	**242,082**	219,015
Liabilities		
Current liabilities		
Notes and loans payable	**2,383**	1,702
Accounts payable and accrued liabilities	**45,275**	39,082
Income taxes payable	**10,654**	8,033
Total current liabilities	**58,312**	48,817
Long-term debt	**7,183**	6,645
Postretirement benefits reserves	**13,278**	13,931
Deferred income tax liabilities	**22,899**	20,851
Other long-term obligations	**14,366**	11,123
Equity of minority and preferred shareholders in affiliated companies	**4,282**	3,804
Total liabilities	**120,320**	105,171
Commitments and contingencies[(1)]		
Shareholders' Equity		
Common stock without par value	**4,933**	4,786
Earnings reinvested	**228,518**	195,207
Accumulated other comprehensive income		
Cumulative foreign exchange translation adjustment	**7,972**	3,733
Postretirement benefits reserves adjustment	**(5,983)**	(6,495)
Common stock held in treasury	**(113,678)**	(83,387)
Total shareholders' equity	**121,762**	113,844
Total liabilities and shareholders' equity	**242,082**	219,015

(1) For more information, please refer to Appendix A, Note 15 of ExxonMobil's 2008 Proxy Statement.

The information in the Summary Statement of Income (for 2005 to 2007), the Summary Balance Sheet (for 2006 and 2007), and the Summary Statement of Cash Flows (for 2005 to 2007), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2008 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2008 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2008 Proxy Statement.

SUMMARY STATEMENT OF CASH FLOWS

(millions of dollars)	**2007**	2006	2005
Cash Flows from Operating Activities			
Net income			
Accruing to ExxonMobil shareholders	**40,610**	39,500	36,130
Accruing to minority and preferred interests	**1,005**	1,051	799
Adjustments for noncash transactions			
Depreciation and depletion	**12,250**	11,416	10,253
Deferred income tax charges/(credits)	**124**	1,717	(429)
Postretirement benefits expense in excess of/ (less than) payments	**(1,314)**	(1,787)	254
Other long-term obligation provisions in excess of/(less than) payments	**1,065**	(666)	398
Dividends received greater than/(less than) equity in current earnings of equity companies	**(714)**	(579)	(734)
Changes in operational working capital, excluding cash and debt			
Reduction/(increase) – Notes and accounts receivable	**(5,441)**	(181)	(3,700)
– Inventories	**72**	(1,057)	(434)
– Prepaid taxes and expenses	**280**	(385)	(7)
Increase/(reduction) – Accounts and other payables	**6,228**	1,160	7,806
Net (gain) on asset sales	**(2,217)**	(1,531)	(1,980)
All other items – net	**54**	628	(218)
Net cash provided by operating activities	**52,002**	49,286	48,138
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(15,387)**	(15,462)	(13,839)
Sales of subsidiaries, investments, and property, plant and equipment	**4,204**	3,080	6,036
Decrease in restricted cash and cash equivalents	**4,604**	–	–
Additional investments and advances	**(3,038)**	(2,604)	(2,810)
Collection of advances	**391**	756	343
Additions to marketable securities	**(646)**	–	–
Sales of marketable securities	**144**	–	–
Net cash used in investing activities	**(9,728)**	(14,230)	(10,270)
Cash Flows from Financing Activities			
Additions to long-term debt	**592**	318	195
Reductions in long-term debt	**(209)**	(33)	(81)
Additions to short-term debt	**1,211**	334	377
Reductions in short-term debt	**(809)**	(451)	(687)
Additions/(reductions) in debt with less than 90-day maturity	**(187)**	(95)	(1,306)
Cash dividends to ExxonMobil shareholders	**(7,621)**	(7,628)	(7,185)
Cash dividends to minority interests	**(289)**	(239)	(293)
Changes in minority interests and sales/(purchases) of affiliate stock	**(659)**	(493)	(681)
Tax benefits related to stock-based awards	**369**	462	–
Common stock acquired	**(31,822)**	(29,558)	(18,221)
Common stock sold	**1,079**	1,173	941
Net cash used in financing activities	**(38,345)**	(36,210)	(26,941)
Effects of exchange rate changes on cash	**1,808**	727	(787)
Increase/(decrease) in cash and cash equivalents	**5,737**	(427)	10,140
Cash and cash equivalents at beginning of year	**28,244**	28,671	18,531
Cash and cash equivalents at end of year	**33,981**	28,244	28,671

The information in the Summary Statement of Income (for 2005 to 2007), the Summary Balance Sheet (for 2006 and 2007), and the Summary Statement of Cash Flows (for 2005 to 2007), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2008 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2008 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2008 Proxy Statement.

DIVIDEND AND SHAREHOLDER RETURN INFORMATION

	2007	2006	2005	2004	2003
Net income per common share *(dollars)*	**7.36**	6.68	5.76	3.91	3.24
Net income per common share – assuming dilution *(dollars)*	**7.28**	6.62	5.71	3.89	3.23
Dividends per common share *(dollars)*					
First quarter	**0.32**	0.32	0.27	0.25	0.23
Second quarter	**0.35**	0.32	0.29	0.27	0.25
Third quarter	**0.35**	0.32	0.29	0.27	0.25
Fourth quarter	**0.35**	0.32	0.29	0.27	0.25
Total	**1.37**	1.28	1.14	1.06	0.98
Dividends per share growth *(annual percent)*	**7.0**	12.3	7.5	8.2	6.5
Number of common shares outstanding *(millions)*					
Average	**5,517**	5,913	6,266	6,482	6,634
Average – assuming dilution	**5,577**	5,970	6,322	6,519	6,662
Year end	**5,382**	5,729	6,133	6,401	6,568
Cash dividends paid on common stock *(millions of dollars)*	**7,621**	7,628	7,185	6,896	6,515
Cash dividends paid to net income *(percent)*	**19**	19	20	27	30
Cash dividends paid to cash flow[1] *(percent)*	**15**	15	15	17	23
Total return to shareholders *(annual percent)*	**24.3**	39.2	11.7	27.9	20.5
Market quotations for common stock *(dollars)*					
High	**95.27**	79.00	65.96	52.05	41.13
Low	**69.02**	56.42	49.25	39.91	31.58
Average daily close	**83.23**	65.35	58.24	45.29	36.14
Year-end close	**93.69**	76.63	56.17	51.26	41.00

(1) Net cash provided by operating activities.

RESERVES SUMMARY

Net Proved Developed and Undeveloped Reserves	2007	2006	2005	2004	2003
Liquids, Including Oil Sands and Non-Consolidated Reserves[1] *(millions of barrels at year end)*					
Net proved developed and undeveloped reserves					
United States	**2,212**	2,177	2,424	2,894	3,218
Canada/South America[1]	**1,564**	1,985	2,152	2,326	2,487
Europe	**696**	750	886	1,029	1,204
Africa	**2,180**	2,266	2,527	2,654	2,742
Asia Pacific/Middle East	**2,976**	2,765	1,908	1,688	1,383
Russia/Caspian	**1,632**	1,766	1,798	1,922	1,822
Total worldwide, excluding year-end price/cost effects	**11,260**	11,709	11,695	12,513	12,856
Year-end price/cost effects	**(186)**	(141)	(466)	(862)	-
Total worldwide	**11,074**	11,568	11,229	11,651	12,856
Natural Gas, Including Non-Consolidated Reserves *(billions of cubic feet at year end)*					
Net proved developed and undeveloped reserves					
United States	**13,255**	10,231	11,362	10,578	11,424
Canada/South America	**1,547**	1,952	2,354	2,748	2,986
Europe	**18,539**	18,847	20,575	21,916	23,849
Africa	**1,006**	986	841	771	583
Asia Pacific/Middle East	**32,143**	31,878	26,662	19,938	13,993
Russia/Caspian	**2,282**	2,103	2,173	1,989	1,934
Total worldwide, excluding year-end price/cost effects	**68,772**	65,997	63,967	57,940	54,769
Year-end price/cost effects	**(510)**	1,563	2,940	2,422	-
Total worldwide	**68,262**	67,560	66,907	60,362	54,769
Reserves replacement ratio, excluding sales[2][3] *(percent)*	**132**	129	129	125	107
Reserves replacement ratio, including sales[2][3] *(percent)*	**101**	122	112	112	105
Reserves replacement ratio, including sales and year-end price/cost effects[3] *(percent)*	**76**	128	143	83	NA

(1) ExxonMobil has significant interest in proven oil sands reserves in Canada. See Frequently Used Terms on pages 44 through 45 for the definition of liquids and natural gas proved reserves.
(2) Excluding year-end effects associated with using December 31 prices and costs.
(3) The term "sales" includes the impact of expropriation of proved reserves in Venezuela (462 million oil-equivalent barrels) in 2007.

Venezuela

Following the expropriation of our assets in Venezuela effective June 27, 2007, ExxonMobil has attempted to work with the Venezuelan government to reach an agreement regarding compensation based on the fair market value of the assets. Discussions with Venezuelan authorities over compensation have not resulted in an agreement on the amount to be paid. ExxonMobil's affiliates have submitted the dispute against Venezuela to the International Centre for Settlement of Investment Disputes in September 2007 and have filed a related arbitration against Venezuela's national oil company (PdVSA) and a PdVSA affiliate with the International Chamber of Commerce in January 2008. ExxonMobil previously operated the Cerro Negro field (ExxonMobil interest, 42 percent), which produced an average of 76 thousand barrels of extra heavy oil per day (gross) in 2007, while ExxonMobil held an equity position.

Leading Reserves Base[1]

ExxonMobil has added 19 billion oil-equivalent barrels to proved reserves over the last 10 years, more than replacing production. ExxonMobil's proved reserves base of 22.7 billion oil-equivalent barrels equates to a reserve life, at current production rates, of 14.4 years.

Proved Reserves Replacement[2]


■ Liquids Additions ■ Gas Additions ■ Production
(billions of oil-equivalent barrels)
2.5
2.0
1.5
1.0
0.5
98 99 00 01 02 03 04 05 06 07

(1) Excludes asset sales and year-end price/cost effects.
(2) See Frequently Used Terms on pages 44 through 45.

BUSINESS PROFILE[1]

	Earnings After Income Taxes			Capital and Exploration Expenditures			Average Capital Employed			Return on Average Capital Employed		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
(millions of dollars, except as noted)										*(percent)*		
Upstream												
United States	**4,870**	5,168	6,200	**2,212**	2,486	2,142	**14,026**	13,940	13,491	**34.7**	37.1	46.0
Non-U.S.	**21,627**	21,062	18,149	**13,512**	13,745	12,328	**49,539**	43,931	39,770	**43.7**	47.9	45.6
Total	**26,497**	26,230	24,349	**15,724**	16,231	14,470	**63,565**	57,871	53,261	**41.7**	45.3	45.7
Downstream												
United States	**4,120**	4,250	3,911	**1,128**	824	753	**6,331**	6,456	6,650	**65.1**	65.8	58.8
Non-U.S.	**5,453**	4,204	4,081	**2,175**	1,905	1,742	**18,983**	17,172	18,030	**28.7**	24.5	22.6
Total	**9,573**	8,454	7,992	**3,303**	2,729	2,495	**25,314**	23,628	24,680	**37.8**	35.8	32.4
Chemical												
United States	**1,181**	1,360	1,186	**360**	280	243	**4,748**	4,911	5,145	**24.9**	27.7	23.1
Non-U.S.	**3,382**	3,022	2,757	**1,422**	476	411	**8,682**	8,272	8,919	**39.0**	36.5	30.9
Total	**4,563**	4,382	3,943	**1,782**	756	654	**13,430**	13,183	14,064	**34.0**	33.2	28.0
Corporate and financing	**(23)**	434	(154)	**44**	139	80	**26,451**	27,891	24,956	–	–	–
ExxonMobil total	**40,610**	39,500	36,130	**20,853**	19,855	17,699	**128,760**	122,573	116,961	**31.8**	32.2	31.3

(1) For definitions of selected financial performance measures, see Frequently Used Terms on pages 44 through 45.

VOLUMES SUMMARY

	2007	2006	2005	2004	2003
			(thousands of barrels daily)		
Net production of crude oil and natural gas liquids					
United States	**392**	414	477	557	610
Non-U.S.	**2,224**	2,267	2,046	2,014	1,906
Total worldwide	**2,616**	2,681	2,523	2,571	2,516
			(millions of cubic feet daily)		
Net natural gas production available for sale					
United States	**1,468**	1,625	1,739	1,947	2,246
Non-U.S.	**7,916**	7,709	7,512	7,917	7,873
Total worldwide	**9,384**	9,334	9,251	9,864	10,119
			(thousands of oil-equivalent barrels daily)		
Oil-equivalent production[2]	**4,180**	4,237	4,065	4,215	4,203
			(thousands of barrels daily)		
Refinery throughput					
United States	**1,746**	1,760	1,794	1,850	1,806
Non-U.S.	**3,825**	3,843	3,929	3,863	3,704
Total worldwide	**5,571**	5,603	5,723	5,713	5,510
Petroleum product sales[3]					
United States	**2,717**	2,729	2,822	2,872	2,729
Non-U.S.	**4,382**	4,518	4,697	5,338	5,228
Purchases/sales with same counterparty included above	–	–	–	(699)	(687)
Total worldwide	**7,099**	7,247	7,519	7,511	7,270
Gasoline, naphthas	**2,850**	2,866	2,957	3,301	3,238
Heating oils, kerosene, diesel	**2,094**	2,191	2,230	2,517	2,432
Aviation fuels	**641**	651	676	698	662
Heavy fuels	**715**	682	689	659	638
Specialty products	**799**	857	967	1,035	987
Purchases/sales with same counterparty included above	–	–	–	(699)	(687)
Total worldwide	**7,099**	7,247	7,519	7,511	7,270
			(thousands of metric tons)		
Chemical prime product sales					
United States	**10,855**	10,703	10,369	11,521	10,740
Non-U.S.	**16,625**	16,647	16,408	16,267	15,827
Total worldwide	**27,480**	27,350	26,777	27,788	26,567

(2) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.
(3) 2007, 2006, and 2005 petroleum product sales data is reported net of purchases/sales with the same counterparty.

Frequently Used Terms

Listed below are definitions of several of ExxonMobil's key business and financial performance measures and other terms. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments, and property, plant, and equipment from the Summary Statement of Cash Flows. This cash flow is the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic and financial objectives. Assets are divested when they are no longer meeting these objectives, or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

(millions of dollars)	2007	2006	2005
Net cash provided by operating activities	**52,002**	49,286	48,138
Sales of subsidiaries, investments and property, plant, and equipment	**4,204**	3,080	6,036
Cash flow from operations and asset sales	**56,206**	52,366	54,174

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant, and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and shareholders' equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

(millions of dollars)	2007	2006	2005
Business uses: asset and liability perspective			
Total assets	**242,082**	219,015	208,335
Less liabilities and minority share of assets and liabilities			
Total current liabilities excluding notes and loans payable	**(55,929)**	(47,115)	(44,536)
Total long-term liabilities excluding long-term debt and equity of minority and preferred shareholders in affiliated companies	**(50,543)**	(45,905)	(41,095)
Minority share of assets and liabilities	**(5,332)**	(4,948)	(4,863)
Add ExxonMobil share of debt-financed equity-company net assets	**3,386**	2,808	3,450
Total capital employed	**133,664**	123,855	121,291
Total corporate sources: debt and equity perspective			
Notes and loans payable	**2,383**	1,702	1,771
Long-term debt	**7,183**	6,645	6,220
Shareholders' equity	**121,762**	113,844	111,186
Less minority share of total debt	**(1,050)**	(1,144)	(1,336)
Add ExxonMobil share of equity-company debt	**3,386**	2,808	3,450
Total capital employed	**133,664**	123,855	121,291

CAPITAL AND EXPLORATION EXPENDITURES (Capex)

Capital and exploration expenditures are the combined total of additions at cost to property, plant, and equipment and exploration expenses on a before-tax basis from the Consolidated Statement of Income. ExxonMobil's Capex includes its share of similar costs for equity companies. Capex excludes depreciation on the cost of exploration support equipment and facilities recorded to property, plant, and equipment when acquired. While ExxonMobil's management is responsible for all investments and elements of net income, particular focus is placed on managing the controllable aspects of this group of expenditures.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROCE)

Return on average capital employed is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning- and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our definition of capital employed, and exclude the cost of financing. The Corporation's total ROCE is net income excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which are more cash-flow based, are used to make investment decisions.

(millions of dollars)	2007	2006	2005
Net income	**40,610**	39,500	36,130
Financing costs (after tax)			
Gross third-party debt	**(339)**	(264)	(261)
ExxonMobil share of equity companies	**(204)**	(156)	(144)
All other financing costs – net	**268**	499	(35)
Total financing costs	**(275)**	79	(440)
Earnings excluding financing costs	**40,885**	39,421	36,570
Average capital employed	**128,760**	122,573	116,961
Return on average capital employed – corporate total	**31.8%**	32.2%	31.3%

LIQUIDS AND NATURAL GAS PROVED RESERVES

In this report, we use the term "proved reserves" to mean quantities of oil and gas that ExxonMobil has determined to be reasonably certain of recovery under existing economic and operating conditions on the basis of our long-standing, rigorous management review process. We only book proved reserves when we have made significant funding commitments for the related projects. In this report, we aggregate proved reserves of consolidated and equity companies, excluding royalties and quantities due others, since ExxonMobil does not view these reserves differently from a management perspective. To reflect management's view of ExxonMobil's total liquids reserves, proved reserves in this report also include oil sands reserves from Canadian Syncrude operations, which are reported separately as mining reserves in our Form 10-K and proxy statement. Oil sands reserves included in this report totaled 694 million barrels at year-end 2007, 718 million barrels at year-end 2006, 738 million barrels at year-end 2005, 757 million barrels at year-end 2004 and 781 million barrels at year-end 2003. For our own management purposes and as discussed in this report, we determine proved reserves based on price and cost assumptions that are consistent with those used to make investment decisions. Therefore, the proved reserves in this report are not directly comparable to the data reported in our Form 10-K and proxy statement. Based on regulatory guidance, ExxonMobil began in 2004 to state our results in the Form 10-K and proxy statement to reflect the impacts on proved reserves of utilizing December 31 liquids and natural gas prices ("year-end price/cost effects"). On this basis, year-end proved reserves, including year-end price/cost effects, totaled 22.5 billion oil-equivalent barrels in 2007, 22.8 billion oil-equivalent barrels in 2006, 22.4 billion oil-equivalent barrels in 2005 and 21.7 billion oil-equivalent barrels in 2004. Excluding year-end price/cost effects, 2007 proved reserves totaled 22.7 billion oil-equivalent barrels, 2006 proved reserves totaled 22.7 billion oil-equivalent barrels, 2005 proved reserves totaled 22.4 billion oil-equivalent barrels, while 2004 proved reserves totaled 22.2 billion oil-equivalent barrels.

RESOURCES, RESOURCE BASE, AND RECOVERABLE RESOURCES

Resources, resource base, recoverable oil, recoverable hydrocarbons, recoverable resources, and similar terms used in this report are the total remaining estimated quantities of oil and gas that are expected to be ultimately recoverable. In addition to proved reserves, the resource base includes quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

PROVED RESERVES REPLACEMENT RATIO

Proved reserves replacement ratio is a performance measure that is calculated using proved oil-equivalent reserves additions divided by oil-equivalent production. Both proved reserves additions and production include amounts applicable to equity companies. The ratio usually reported by ExxonMobil excludes sales and year-end price/cost effects, and includes Canadian oil sands mining operations in both additions and production volumes. See the definition of "liquids and natural gas proved reserves" above.

FINDING AND RESOURCE-ACQUISITION COSTS

Finding and resource-acquisition costs per oil-equivalent barrel is a performance measure that is calculated using the Exploration portion of Upstream capital and exploration expenditures and proved property acquisition costs divided by resource additions (in oil-equivalent barrels). ExxonMobil refers to new discoveries and acquisitions of discovered resources as resource additions. In addition to proved reserves, resource additions include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

	2007	2006	2005
Exploration portion of Upstream capital and exploration expenditures *(millions of dollars)*	**1,909**	2,044	1,693
Proved property acquisition costs *(millions of dollars)*	**37**	234	174
Total exploration and proved property acquisition costs *(millions of dollars)*	**1,946**	2,278	1,867
Resource additions *(millions of oil-equivalent barrels)*	**2,010**	4,270	4,365
Finding and resource-acquisition costs per oil-equivalent barrel *(dollars)*	**0.97**	0.53	0.43

Directors, Officers, and Affiliated Companies*

STANDING COMMITTEES OF THE BOARD

Audit Committee
J.R. Houghton (Chair), M.J. Boskin, P.E. Lippincott, S.S Reinemund

Board Advisory Committee on Contributions
M.C. Nelson (Chair), W.W. George, R.C. King, S.J. Palmisano

Board Affairs Committee
W.V. Shipley (Chair), W.R. Howell, M.C. Nelson, S.J. Palmisano

Compensation Committee
W.R. Howell (Chair), W.W. George, R.C. King, S.J. Palmisano

Finance Committee
R.W. Tillerson (Chair), M.J. Boskin, J.R. Houghton, P.E. Lippincott, S.S Reinemund

Public Issues Committee
R.C. King (Chair), W.W. George, M.C. Nelson, W.V. Shipley

Executive Committee
R.W. Tillerson (Chair), J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson

OFFICERS

R.W. Tillerson .... *Chairman of the Board*(1)

M.W. Albers .... *Senior Vice President*(1)

D.D. Humphreys .... *Senior Vice President and Treasurer*(1)

J.S. Simon .... *Senior Vice President*(1)

L.J. Cavanaugh .... *Vice President – Human Resources*

A.T. Cejka .... *Vice President*(1)

K.P. Cohen .... *Vice President – Public Affairs*

H.R. Cramer .... *Vice President*(1)

M.J. Dolan .... *Vice President*(1)

M.E. Foster .... *Vice President*(1)

H.H. Hubble .... *Vice President – Investor Relations and Secretary*(1)

A.J. Kelly .... *Vice President*(1)

S.R. LaSala .... *Vice President and General Tax Counsel*(1)

R.A. Luxbacher .... *General Manager – Corporate Planning*

C.W. Matthews .... *Vice President and General Counsel*(1)

P.T. Mulva .... *Vice President and Controller*(1)

R.D. Nelson .... *Vice President – Washington Office*

S.D. Pryor .... *Vice President*(1)

S.K. Stuewer .... *Vice President – Safety, Health and Environment*

A.P. Swiger .... *Vice President*(1)

FUNCTIONAL AND SERVICE ORGANIZATIONS

Upstream

S.M. Cassiani .... *President, ExxonMobil Upstream Research Company*

A.T. Cejka .... *President, ExxonMobil Exploration Company*(1)

N.W. Duffin .... *President, ExxonMobil Development Company*(1)

M.E. Foster .... *President, ExxonMobil Production Company*(1)

A.P. Swiger .... *President, ExxonMobil Gas & Power Marketing Company*(1)

Downstream

H.R. Cramer .... *President, ExxonMobil Fuels Marketing Company*(1)

A.J. Kelly .... *President, ExxonMobil Lubricants & Petroleum Specialties Company*(1)

R.V. Pisarczyk .... *President, ExxonMobil Research and Engineering Company*

S.D. Pryor .... *President, ExxonMobil Refining & Supply Company*(1)

Chemical

M.J. Dolan .... *President, ExxonMobil Chemical Company*(1)

Other

N.A. Chapman .... *President, ExxonMobil Global Services Company*

T.J. Hearn .... *Chairman of the Board, Imperial Oil Limited*

* As of year-end 2007
(1) Required to file reports under Section 16 of the Securities Exchange Act of 1934.



BOARD OF DIRECTORS

Michael J. Boskin
T.M. Friedman Professor of Economics and Senior Fellow, Hoover Institution, Stanford University

William W. George
Professor of Management Practice, Harvard University; Former Chairman and Chief Executive Officer, Medtronic, Inc. (medical technology)

James R. Houghton
Chairman of the Board Emeritus, Corning Incorporated (communications, advanced materials and display products)

William R. Howell
Chairman Emeritus, J.C. Penney Company, Inc. (department store and catalog chain)

Reatha Clark King
Former Chairman, Board of Trustees, General Mills Foundation, the philanthropic foundation of General Mills, Inc. (consumer food products)

Philip E. Lippincott
Retired Chairman of the Board and Chief Executive Officer, Scott Paper Company (sanitary paper, printing and publishing papers, and forestry operations); Retired Chairman of the Board, Campbell Soup Company (branded convenience food products)

Marilyn Carlson Nelson
Chairman of the Board, Carlson (travel, hotel, restaurant, cruise, and marketing services)

Samuel J. Palmisano
Chairman of the Board, President, and Chief Executive Officer, International Business Machines Corporation (computer hardware, software, business consulting, and information technology services)

Steven S Reinemund
Retired Executive Chairman of the Board, PepsiCo (consumer food products)

Walter V. Shipley
Retired Chairman of the Board, The Chase Manhattan Corporation and The Chase Manhattan Bank (banking and finance)

J. Stephen Simon
Senior Vice President

Rex W. Tillerson
Chairman and Chief Executive Officer

Front Row: Reatha Clark King, Rex W. Tillerson, Philip E. Lippincott
Middle Row: James R. Houghton, William W. George, William R. Howell, Marilyn Carlson Nelson
Back Row: Michael J. Boskin, Steven S Reinemund, Walter V. Shipley, Samuel J. Palmisano, J. Stephen Simon

Investor Information

ExxonMobil offers its shareholders a wide range of services and several ways to access important company information.

SHAREHOLDER SERVICES

Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at Computershare Trust Company, N.A., ExxonMobil's transfer agent:

ExxonMobil Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

1-800-252-1800
(Within the continental U.S. and Canada)

1-781-575-2058
(Outside the continental U.S. and Canada)

An automated voice-response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at *computershare.com/exxonmobil*.

STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

Computershare Trust Company, N.A. sponsors a stock purchase and dividend reinvestment plan, the Computershare Investment Plan for Exxon Mobil Corporation Common Stock. For more information and plan materials, go to *computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services.

DIVIDEND DIRECT DEPOSIT

Shareholders may have their dividends deposited directly into their U.S. bank accounts. If you would like to elect this option, go to *computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services for an authorization form.

CORPORATE GOVERNANCE

Our Corporate Governance Guidelines and related materials are available by selecting "Investors" on our Web site at *exxonmobil.com*.

EXXONMOBIL PUBLICATIONS

The publications listed below, all of which, when published, can be found on the Internet at *exxonmobil.com*, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

- *2007 Summary Annual Report*
- *2007 Annual Report on Form 10-K*
- *2007 Financial and Operating Review*, a report on ExxonMobil's businesses, strategies, and results
- *2007 Corporate Citizenship Report*
- *The Lamp*, a shareholder magazine with news and features about ExxonMobil's worldwide activities

ELECTRONIC DELIVERY OF DOCUMENTS

Registered shareholders can receive the following documents online, instead of by mail, by contacting ExxonMobil Shareholder Services:

- Summary Annual Report
- Proxy Statement
- Tax Documents
- Account Statements

Beneficial shareholders should contact their bank or broker for electronic receipt of proxy voting materials.

ELIMINATE ANNUAL REPORT MAILINGS

Shareholders may eliminate annual report mailings by marking their proxy card, or by writing or calling ExxonMobil Shareholder Services.

EXECUTIVE CERTIFICATIONS

ExxonMobil has included, as Exhibits 31 and 32 to its 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission, certificates of the chief executive officer, principal financial officer, and principal accounting officer of the Corporation regarding the quality of the Corporation's public disclosure. The Corporation has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by the Corporation of NYSE corporate governance listing standards.

ExxonMobil on the Internet

A quick, easy way to get information about ExxonMobil. ExxonMobil publications and important shareholder information are available on the Internet at *exxonmobil.com*:

- Publications
- Stock Quote
- Dividend Information
- Contact Information
- Shareholder Issues
- News Releases
- Investor Presentations
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- Shareholder Contacts
- *The Outlook for Energy*

NOTICE OF 2008
ANNUAL MEETING
AND PROXY STATEMENT

ExxonMobil

April 10, 2008

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 28, 2008, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of independent auditors;
- Seventeen shareholder proposals; and,
- Other matters if properly raised.

Only shareholders of record on April 4, 2008, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil's guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

Henry H. Hubble
Secretary

Rex W. Tillerson
Chairman of the Board

GENERAL INFORMATION

Who May Vote

Shareholders of ExxonMobil, as recorded in our stock register on April 4, 2008, may vote at the meeting.

How to Vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 28, 2008.

- **The 2008 Proxy Statement and 2007 Summary Annual Report are available at *www.edocumentview.com/xom***

Electronic Delivery of Proxy Statement and Annual Report

Instead of receiving future copies of these documents by mail, shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site.

- **Shareholders of Record:** If you vote on the Internet at *www.investorvote.com/exxonmobil,* simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to *computershare.com/exxonmobil.* You may also revoke an electronic delivery election at this site at any time.
- **Beneficial Shareholders:** If you hold your shares in a brokerage account, you also may have the opportunity to receive copies of the proxy materials electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service.

How Proxies Work

ExxonMobil's Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some, or none of our director candidates. You may also vote for or against the other proposals, or abstain from voting.

If your shares are held in your name, you can vote by proxy in one of three convenient ways:

- **Via Internet:** Go to *www.investorvote.com/exxonmobil* and follow the instructions. You will need to have your proxy card in hand. At this Web site, you can elect to access future proxy statements and annual reports via the Internet.
- **By Telephone:** Call toll-free 1-800-652-8683 (within the United States, Canada, and Puerto Rico) or 1-781-575-2300 (outside the United States, Canada, and Puerto Rico), and follow the instructions. You will need to have your proxy card in hand.
- **In Writing:** Complete, sign, date, and return your proxy card in the enclosed envelope.

Your proxy card covers all shares registered in your name and shares held in your Computershare Investment Plan account. If you own shares in the ExxonMobil Savings Plan for employees and retirees, your proxy card also covers those shares.

If you give us your signed proxy but do not specify how to vote, we will vote your shares in favor of our director candidates; in favor of the ratification of the appointment of independent auditors; and against the shareholder proposals.

If you hold shares through someone else, such as a stockbroker, you will receive material from that firm asking how you want to vote. Check the voting form used by that firm to see if it offers Internet or telephone voting.

Voting Shares in the ExxonMobil Savings Plan

The trustee of the ExxonMobil Savings Plan will vote Plan shares as participants direct. To the extent participants do not give instructions, the trustee will vote shares as it thinks best. The proxy card serves to give voting instructions to the trustee.

Revoking a Proxy

You may revoke your proxy before it is voted at the meeting by:

- Submitting a new proxy with a later date via a proxy card, the Internet, or by telephone;
- Notifying ExxonMobil's Secretary in writing before the meeting; or,
- Voting in person at the meeting.

Confidential Voting

Independent inspectors count the votes. Your individual vote is kept confidential from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Treasury shares, which are shares owned by ExxonMobil itself, are not voted and do not count for this purpose.

Votes Required

- **Election of Directors Proposal:** A plurality of the votes cast is required for the election of directors. This means that the director nominee with the most votes for a particular seat is elected for that seat. Only votes FOR or WITHHELD count. Abstentions are not counted for purposes of the election of directors.

  Our Corporate Governance Guidelines, which can be found in the Corporate Governance section of our Web site at *exxonmobil.com/governance*, state that all directors will stand for election at the annual meeting of shareholders. In any non-contested election of directors, any director nominee who receives a greater number of votes WITHHELD from his or her election than votes FOR such election shall tender his or her resignation. Within 90 days after certification of the election results, the Board of Directors will decide, through a process managed by the Board Affairs Committee and excluding the nominee in question, whether to accept the resignation. Absent a compelling reason for the director to remain on the Board, the Board shall accept the resignation. The Board will promptly disclose its decision and, if applicable, the reasons for rejecting the tendered resignation on Form 8-K filed with the Securities and Exchange Commission (SEC).

- **Other Proposals:** Approval of the Ratification of Independent Auditors proposal and the shareholder proposals requires the favorable vote of a majority of the votes cast. Only votes FOR or AGAINST these proposals count. Abstentions and broker non-votes count for quorum purposes, but not for the voting of these proposals. A "broker non-vote" occurs when a bank, broker, or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Annual Meeting Admission

Only shareholders or their proxy holders and ExxonMobil's guests may attend the meeting. For safety and security reasons, no cameras, camera phones, recording equipment, electronic devices, large bags, briefcases, or packages will be permitted in the meeting. In addition, each shareholder and ExxonMobil's guest will be asked to present a valid government-issued picture identification, such as a driver's license, before being admitted to the meeting.

For registered shareholders, an admission ticket is attached to your proxy card. Please detach and bring the admission ticket with you to the meeting.

If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you beneficially owned the shares on April 4, 2008, the record date for voting. You may receive an admission ticket in advance by sending a written request with proof of ownership to the address listed under "Contact Information" below.

Shareholders who do not present admission tickets at the meeting will be admitted only upon verification of ownership at the admission counter.

Audiocast of the Annual Meeting

You are invited to visit our Web site at *exxonmobil.com* to hear the live audiocast of the meeting at 9:00 a.m., Central Time, on Wednesday, May 28, 2008. An archived copy of this audiocast will be available on our Web site for one year.

Conduct of the Meeting

The Chairman has broad responsibility and legal authority to conduct the annual meeting in an orderly and timely manner. This authority includes establishing rules for shareholders who wish to address the meeting. Only shareholders or their valid proxy holders may address the meeting. Copies of these rules will be available at the meeting. The Chairman may also exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of business. In light of the number of business items on this year's agenda and the need to conclude the meeting within a reasonable period of time, we cannot assure that every shareholder who wishes to speak on an item of business will be able to do so.

Dialogue can better be accomplished with interested parties outside the meeting and, for this purpose, we have provided a method for raising issues and contacting the non-employee directors either in writing or electronically on our Web site at *exxonmobil.com/directors*. The Chairman may also rely on applicable law regarding disruptions or disorderly conduct to ensure that the meeting is conducted in a manner that is fair to all shareholders. Shareholders making comments during the meeting must do so in English so that the majority of shareholders present can understand what is being said.

Contact Information

If you have questions or need more information about the annual meeting, write to:

Mr. Henry H. Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

call us at 1-972-444-1157,
or send a fax to us at 1-972-444-1505.

For information about shares registered in your name or your Computershare Investment Plan account, call ExxonMobil Shareholder Services at 1-800-252-1800 (within the United States, Canada, and Puerto Rico), or 1-781-575-2058 (outside the United States, Canada, and Puerto Rico), or access your account via the Web site at *computershare.com/exxonmobil*. We also invite you to visit ExxonMobil's Web site at *exxonmobil.com*. Investor information can be found at *exxonmobil.com/investor*. Web site materials are not part of this proxy solicitation.

BOARD OF DIRECTORS

CORPORATE GOVERNANCE

Overview

The Board of Directors and its committees perform a number of functions for ExxonMobil and its shareholders, including:

- Overseeing the management of the Company on your behalf;
- Reviewing ExxonMobil's long-term strategic plans;
- Exercising direct decision-making authority in key areas, such as declaring dividends;
- Selecting the CEO and evaluating the CEO's performance; and,
- Reviewing development and succession plans for ExxonMobil's top executives.

The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set out the Board's position on a number of governance issues. A copy of our current Corporate Governance Guidelines is posted on our Web site at *exxonmobil.com/governance*. The Guidelines are also available to any shareholder on request to the Secretary at the address given under "Contact Information" on page 3.

All ExxonMobil directors stand for election at the annual meeting. Non-employee directors cannot stand for election after they have reached age 72, unless the Board makes an exception on a case-by-case basis. Employee directors resign from the Board when they are no longer employed by ExxonMobil.

Director Independence

Our Corporate Governance Guidelines require that a substantial majority of the Board consist of independent directors. In general, the Guidelines require that an independent director must have no material relationship with ExxonMobil, directly or indirectly, except as a director. The Board determines independence on the basis of the standards specified by the New York Stock Exchange (NYSE); the additional categorical standards referenced in our Corporate Governance Guidelines; and other facts and circumstances the Board considers relevant.

The NYSE standards generally provide that a director will not be independent if: (1) the director is, or in the past three years has been, an employee of ExxonMobil; or a member of the director's immediate family is, or in the past three years has been, an executive officer of ExxonMobil; (2) the director or a member of the director's immediate family has received more than $100,000 per year in direct compensation from ExxonMobil other than for service as a director; (3) the director or a member of the director's immediate family currently is a partner of PricewaterhouseCoopers LLP (PwC), our independent auditors; or an employee in PwC's audit, assurance, or tax compliance practices; or within the past three years has been a PwC partner or employee who worked on ExxonMobil's audit; (4) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where an ExxonMobil executive officer serves on the compensation committee; or, (5) the director or a member of the director's immediate family is an executive officer of a company that makes payments to, or receives payments from, ExxonMobil in an amount which, in any 12-month period during the past three years, exceeds the greater of $1 million or 2 percent of that other company's consolidated gross revenues.

ExxonMobil's Corporate Governance Guidelines also provide that a director will not be independent if a reportable "related person transaction" exists with respect to that director or a member of the director's family for the current or most recently completed fiscal year. See the Guidelines for Review of Related Person Transactions posted on the Corporate Governance section of our Web site and described in more detail under "Related Person Transactions and Procedures" below. The categorical standards provided in the Related Person Transaction Guidelines also serve as ExxonMobil's additional categorical standards for determining director independence.

The Board has reviewed relevant relationships between ExxonMobil and each non-employee director to determine compliance with the NYSE standards and ExxonMobil's additional categorical standards. The Board has also evaluated whether there are any other facts or circumstances that might impair a director's independence. Based on that review, the Board has determined that all ExxonMobil non-employee directors and director nominees (M.J. Boskin, L.R. Faulkner, W.W. George, J.R. Houghton, W.R. Howell, R.C. King, P.E. Lippincott, M.C. Nelson, S.J. Palmisano, S.S Reinemund, W.V. Shipley, and E.E. Whitacre, Jr.) are independent. The Board has also determined that each member of the Audit, Board Affairs, and Compensation Committees (see membership table below) is independent.

In recommending that each director and nominee be found independent, the Board Affairs Committee reviewed the following transactions, relationships, or arrangements. All matters described below fall within the NYSE and ExxonMobil independence standards.

Name	**Matters Considered**
M.C. Nelson	Ordinary course business with Carlson (purchases of travel services; sales of lubricants)
S.J. Palmisano	Ordinary course business with IBM (purchases of consulting and IT maintenance services; sales of fuel and oil)

Board Meetings and Committees; Annual Meeting Attendance

The Board met 10 times in 2007. ExxonMobil's incumbent directors, on average, attended approximately 97 percent of Board and committee meetings during 2007; and no director attended less than 75 percent of such meetings.

As specified in our Corporate Governance Guidelines, it is ExxonMobil's policy that directors should make every effort to attend the annual meeting of shareholders. All incumbent directors attended last year's meeting except for Dr. Faulkner, who was first elected to the Board in January 2008.

ExxonMobil's non-employee directors held five executive sessions of the independent directors in 2007. Normally, the Chair of the Board Affairs Committee (Mr. Shipley) or the Chair of the Compensation Committee (Mr. Howell) presides at executive sessions on a rotational basis, but the non-employee directors may, in light of the subject matter under discussion, select another Presiding Director for a particular session.

The Board appoints committees to help carry out its duties. Board committees work on key issues in greater detail than would be possible at full Board meetings. Only non-employee directors may serve on the Audit, Compensation, Board Affairs, Contributions, and Public Issues Committees. Each Committee has a written charter. The charters are posted on the Corporate Governance section of our Web site and are available free of charge on request to the Secretary at the address given under "Contact Information" on page 3.

The table below shows the current membership of each Board committee and the number of meetings each Committee held in 2007.

Director	Audit	Compensation	Board Affairs	Contributions	Finance	Public Issues	Executive(1)
M.J. Boskin	•				•		
L.R. Faulkner	•				•		
W.W. George		•		•		•	
J.R. Houghton	C				•		•
W.R. Howell		C	•				•
R.C. King		•		•		C	
P.E. Lippincott	•				•		•
M.C. Nelson			•	C		•	•
S.J. Palmisano		•	•	•			
S.S Reinemund	•				•		
W.V. Shipley			C			•	
R.W. Tillerson					C		C
2007 Meetings	11	8	6	3	2	4	1

C = Chair
• = Member
(1) Other directors serve as alternate members on a rotational basis.

Below is additional information about each Board committee.

Board Affairs Committee

The Board Affairs Committee serves as ExxonMobil's nominating and corporate governance committee. The Committee recommends director candidates, reviews non-employee director compensation, and reviews other corporate governance practices, including the Corporate Governance Guidelines. The Committee also reviews any issue involving an executive officer or director under ExxonMobil's Code of Ethics and Business Conduct and administers ExxonMobil's Related Person Transaction Guidelines.

The Committee has adopted Guidelines for the Selection of Non-Employee Directors that describe the qualifications the Committee looks for in director candidates. These Selection Guidelines, as well as the Committee's charter, are posted on the Corporate Governance section of our Web site.

The Selection Guidelines provide that candidates for non-employee director of ExxonMobil should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex situations preferably with worldwide scope.

A substantial majority of the Board must meet the independence standards described in the Corporation's Corporate Governance Guidelines, and all candidates must be free from any relationship with management or the Corporation that would interfere with the exercise of independent judgment. Candidates should be committed to representing the interests of all shareholders and not any particular constituency.

The Board believes a director should be able to serve for several years. Candidates should bring integrity, insight, energy, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to oversee the affairs of a corporation as large and complex as ExxonMobil. ExxonMobil recognizes that the strength and effectiveness of the Board reflect the balance, experience, and diversity of the individual directors; their commitment; and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities. ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation. The Board must include members with particular experience required for service on key Board committees, as described in the committee charters on our Web site.

The Committee identifies director candidates primarily through recommendations made by the non-employee directors. These recommendations are developed based on the directors' own knowledge and experience in a variety of fields, and research conducted by ExxonMobil staff at the Committee's direction. The Committee also considers recommendations made by the employee directors, shareholders, and others, including search firms. The Committee has the authority to engage consultants to help identify or evaluate potential director nominees. All recommendations, regardless of the source, are evaluated on the same basis against the criteria contained in the Selection Guidelines.

Dr. Faulkner was initially suggested as a candidate by the Chief Executive Officer and subsequently recommended for nomination by the incumbent non-employee directors on the Board Affairs Committee. The recommendation of Mr. Whitacre was made by the incumbent non-employee directors on the Board Affairs Committee.

Shareholders may send recommendations for director candidates to the Secretary at the address given under "Contact Information" on page 3. A submission recommending a candidate should include:

- Sufficient biographical information to allow the Committee to evaluate the candidate in light of the Selection Guidelines;
- Information concerning any relationship between the candidate and the shareholder recommending the candidate; and,
- Material indicating the willingness of the candidate to serve if nominated and elected.

The procedures by which shareholders may recommend nominees have not changed materially since last year's proxy statement.

The Committee is also responsible for reviewing and making recommendations to the Board regarding the compensation of the non-employee directors. The Committee uses an independent consultant, Pearl Meyer & Partners, to provide information on current developments and practices in director compensation. Pearl Meyer & Partners is the same consultant retained by the Compensation Committee to advise on executive compensation, but performs no other work for ExxonMobil.

Audit Committee

The Audit Committee oversees accounting and internal control matters. Its responsibilities include oversight of:

- Management's conduct of the Corporation's financial reporting process;
- The integrity of the financial statements and other financial information provided by the Corporation to the SEC and the public;
- The Corporation's system of internal accounting and financial controls;
- The Corporation's compliance with legal and regulatory requirements;
- The performance of the Corporation's internal audit function;
- The independent auditors' qualifications, performance, and independence; and,
- The annual independent audit of the Corporation's financial statements.

The Committee has direct authority and responsibility to appoint (subject to shareholder ratification), compensate, retain, and oversee the independent auditors.

The Committee also prepares the report that the SEC rules require be included in the Corporation's annual proxy statement. This report is on pages 46-47.

The Committee has adopted specific policies and procedures for pre-approving fees paid to the independent auditors. These policies and procedures, as well as the Committee's charter, are posted on the Corporate Governance section of our Web site.

The Board has determined that all members of the Committee are financially literate within the meaning of the NYSE standards, and that Dr. Faulkner, Mr. Houghton, Mr. Lippincott, and Mr. Reinemund are "audit committee financial experts" as defined in the SEC rules.

Compensation Committee

The Compensation Committee oversees compensation for ExxonMobil's senior executives, including their salary, bonus, and incentive awards, and succession plans for key executive positions. The Committee's charter is available on the Corporate Governance section of our Web site.

During 2007, the Committee established the ceiling for the 2007 short term and long term incentive award programs; endorsed the salary program for 2008; reviewed the individual performance and contributions of each senior executive; granted individual incentive awards and set salaries for the senior executives; and, reviewed progress on executive development and succession planning for senior positions. In addition, the Committee endorsed several program changes as described on page 32.

The Compensation Committee's report is on page 19.

The Committee does not delegate its responsibilities with respect to ExxonMobil's executive officers and other senior executives (approximately 24 positions). For other employees, the Committee delegates authority to determine individual salaries and incentive awards to a committee consisting of the Chairman and the Senior Vice Presidents of the Corporation. That committee's actions are subject to a salary budget and aggregate annual ceilings on cash and equity incentive awards established by the Compensation Committee.

The Committee utilizes the expertise of an external independent consultant, Pearl Meyer & Partners, whom the Committee retains and works with during the year. At the direction of the Chair of the Compensation Committee, the consultant provides the following services:

- Attends meetings of the Compensation Committee.
- Makes an annual presentation to the Compensation Committee regarding:
  - General trends in executive compensation across industries, particularly trends that reflect a change in compensation practices. The consultant advises the Committee on whether changes in compensation practices are relevant to ExxonMobil's compensation programs.
  - A perspective on the structure and competitive standing of ExxonMobil's compensation program for senior executives.
- Participates in the Committee's deliberations regarding compensation for Named Executive Officers that include items such as:
  - How to interpret the level of compensation of each Named Executive Officer compared to similar positions across industries.
  - The appropriate level of each element of compensation for individual Named Executive Officers considering their career experience and tenure in their positions, as well as general performance of the Company within the industry.
  - The pace at which compensation levels should be adjusted over future years.
  - How to weigh or consider the impact of a compensation change today on future retirement income.

- The interpretation of issues involving executive compensation raised by shareholders and the appropriate responses from management.
- The relationship between compensation and executive succession planning.
- How the Committee should emphasize or weigh one element of compensation versus another to address the long-term nature of the business and long planning lead times.

• Prepares the analysis of comparator company compensation used by the Compensation Committee.

The input of the independent consultant is given serious consideration as part of the Committee's decision-making process but is not assigned a weight versus the other matters considered by the Committee as described in the "Compensation Discussion and Analysis" beginning on page 19.

In addition, at the direction of the Chair of the Board Affairs Committee, Pearl Meyer & Partners provides an annual survey of non-employee director compensation for use by that Committee.

ExxonMobil management does not use Pearl Meyer & Partners to advise on ExxonMobil's general employee compensation and benefit programs. The Chair of the Compensation Committee negotiates the terms of Pearl Meyer & Partners' engagement.

The Committee meets with ExxonMobil's Chairman and other senior executives during the year to review the Corporation's business results and progress against strategic plans. The Committee uses this input to help determine the aggregate annual ceilings to be set for the Corporation's cash and equity incentive award programs. The Chairman also provides input to the Committee regarding performance assessments for ExxonMobil's other senior executives and makes recommendations to the Committee with respect to salary and incentive awards for these executives and succession planning for senior positions.

The Committee uses tally sheets to assess total compensation for the Corporation's senior executives under different scenarios. The tally sheets value all elements of cash compensation; incentive awards, including restricted stock grants; the annual change in pension value; and other benefits and perquisites. The tally sheets also display the value of outstanding awards and lump sum pension estimates. For tally sheet purposes, the Committee considers restricted stock awards on the basis of grant date fair value as shown in the "Grants of Plan-Based Awards" table, not on the financial accounting method used for the "Summary Compensation Table."

See page 26 for additional information on tally sheets and the "Compensation Discussion and Analysis" beginning on page 19 for more information on the Committee's approach to executive compensation and the decisions made by the Committee for 2007.

Advisory Committee on Contributions

The Advisory Committee on Contributions reviews the level of ExxonMobil's support for education and other public service programs, including the Company's contributions to the ExxonMobil Foundation. The Foundation works to improve the quality of education in the U.S. at all levels, with special emphasis on math and science. The Foundation also supports the Company's other cultural and public service giving. The Committee's charter is available on the Corporate Governance section of our Web site.

Finance Committee

The Finance Committee reviews ExxonMobil's financial policies and strategies, including our capital structure, dividends, and share repurchase program. The Committee authorizes the issuance of corporate debt subject to limits set by the Board. The Committee's charter is available on the Corporate Governance section of our Web site.

Public Issues Committee

The Public Issues Committee reviews the effectiveness of the Corporation's policies, programs, and practices with respect to safety, health, the environment, and social issues. The Committee hears reports from operating units on safety and environmental activities. The Committee also visits operating sites to observe and comment on current operating practices. The Committee's charter is available on the Corporate Governance section of our Web site.

Executive Committee

The Executive Committee has broad power to act on behalf of the Board. In practice, the Committee meets only when it is impractical to call a meeting of the full Board.

Shareholder Communications

The Board Affairs Committee has approved and implemented procedures for shareholders and other interested persons to send communications to individual directors or the non-employee directors as a group.

- **Written Communications:** Written correspondence should be addressed to the director or directors in care of the Secretary at the address given under "Contact Information" on page 3. All correspondence either will be forwarded to the intended recipient and to the Chair of the Board Affairs Committee, as appropriate, or held for review before or after the next regular Board meeting. A log of all correspondence addressed to the directors will also be kept for periodic review by the Board Affairs Committee and any other interested director.
- **Electronic Communications:** You may also send e-mail to individual non-employee directors or the non-employee directors as a group by using the form provided for that purpose on our Web site at *exxonmobil.com/directors*. These communications are sent directly to the specified director's electronic mailbox. E-mail can be viewed by staff of the Office of the Secretary, but can only be deleted by the director to whom it is addressed. More information about our procedures for handling communications to non-employee directors is posted on the Corporate Governance section of our Web site.

Code of Ethics and Business Conduct

The Board maintains policies and procedures (which we refer to in this proxy statement as the "Code") that represent both the code of ethics for the principal executive officer, principal financial officer, and principal accounting officer under SEC rules, and the code of business conduct and ethics for directors, officers, and employees under NYSE listing standards. The Code applies to all directors, officers, and employees. The Code includes a Conflicts of Interest Policy under which directors, officers, and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Corporation.

The Code is posted on the Corporate Governance section of our Web site and is available free of charge on request to the Secretary at the address given under "Contact Information" on page 3. The Code is also included as an exhibit to our *Annual Report on Form 10-K*. Any amendment of the Code will be posted promptly on our Web site.

The Corporation maintains procedures for administering and reviewing potential issues under the Code, including procedures that allow employees to make complaints without identifying themselves. The Corporation also conducts periodic mandatory business practice training sessions and requires each regular employee and non-employee director to make an annual compliance certification.

The Board Affairs Committee will initially review any suspected violation of the Code involving an executive officer or director and will report its findings to the Board. The Board does not envision that any waiver of the Code will be granted. Should such a waiver occur, it will be promptly disclosed on our Web site.

Related Person Transactions and Procedures

In accordance with SEC rules, ExxonMobil maintains Guidelines for Review of Related Person Transactions. These Guidelines are available on the Corporate Governance section of our Web site.

In accordance with the Related Person Transaction Guidelines, all executive officers, directors, and director nominees are required to identify, to the best of their knowledge after reasonable inquiry, business and financial affiliations involving themselves or their immediate family members that could reasonably be expected to give rise to a reportable related person transaction. Covered persons must also advise the Secretary of the Corporation promptly of any change in the information provided, and will be asked periodically to review and re-affirm their information.

For the above purposes, "immediate family member" includes a person's spouse, parents, siblings, children, in-laws, and step-relatives.

Based on this information, we review the Company's own records and make follow-up inquiries as may be necessary to identify potentially reportable transactions. A report summarizing such transactions and including a reasonable level of detail is then provided to the Board Affairs Committee. The Committee oversees the Related Person Transaction Guidelines generally and reviews specific items to assess materiality.

In assessing materiality for this purpose, information will be considered material if, in light of all the circumstances, there is a substantial likelihood a reasonable investor would consider the information important in deciding whether to buy or sell ExxonMobil stock or in deciding how to vote shares of ExxonMobil stock. A director will abstain from the decision on any transactions involving that director or his or her family members.

Under SEC rules, certain transactions are deemed not to involve a material interest (including transactions in which the amount involved in any 12-month period is less than $120,000 and transactions with entities where a related person's interest is limited to service as a non-employee director). In addition, based on a consideration of ExxonMobil's facts and circumstances, the Committee will presume that the following transactions do not involve a material interest for purposes of reporting under SEC rules:

- Transactions in the ordinary course of business with an entity for which a related person serves as an executive officer, *provided* (1) the affected director or executive officer did not participate in the decision on the part of ExxonMobil to enter into such transactions; and, (2) the amount involved in any related category of transactions in a 12-month period is less than 1 percent of the entity's gross revenues.
- Grants or membership payments in the ordinary course of business to nonprofit organizations, *provided* (1) the affected director or executive officer did not participate in the decision on the part of ExxonMobil to make such payments; and, (2) the amount of general-purpose grants in a 12-month period is less than 1 percent of the recipient's gross revenues.
- Payments under ExxonMobil plans and arrangements that are available generally to U.S. salaried employees (including contributions under ExxonMobil's Educational and Cultural Matching Gift Programs and payments to providers under ExxonMobil health care plans).
- Employment by ExxonMobil of a family member of an executive officer, *provided* the executive officer does not participate in decisions regarding the hiring, performance evaluation, or compensation of the family member.

Transactions or relationships not covered by the above standards will be assessed by the Committee on the basis of the specific facts and circumstances.

ExxonMobil and its affiliates have about 81,000 employees around the world and employees related by birth or marriage may be found at all levels of the organization. Two current executive officers have family members who are also employed by the Corporation: J.S. Simon (Senior Vice President and Director) has a son-in-law who works for ExxonMobil Fuels Marketing Company, and H.H. Hubble (Vice President, Investor Relations and Secretary) has a son who works for ExxonMobil Development Company.

ExxonMobil employees do not receive preferential treatment by reason of being related to an executive officer, and executive officers do not participate in hiring, performance evaluation, or compensation decisions for family members. ExxonMobil's employment guidelines state "Relatives of Company employees may be employed on a non-preferential basis. However, an employee should not be employed by or assigned to work under the direct supervision of a relative, or to report to a supervisor who in turn reports to a relative of the employee." Accordingly, consistent with ExxonMobil's Related Person Transaction Guidelines, we do not consider the relationships noted above to be material within the meaning of the related person transaction disclosure rules.

P.T. Mulva (Vice President and Controller) has a brother currently serving as Chairman and CEO of ConocoPhillips. As is the case with most other major companies in the oil and gas industry, ExxonMobil has a variety of business transactions with ConocoPhillips. These transactions include routine purchases and sales of crude oil, petroleum products, and pipeline transportation capacity. Affiliates of ExxonMobil and ConocoPhillips have joint ownership of a refinery in Germany and a number of pipelines, terminals, emergency response companies, and service companies, and also have undivided interests in a variety of exploration, development, and production projects. All of these transactions are entered into in the ordinary course of business without influence from P.T. Mulva. Neither P.T. Mulva nor, to our knowledge after reasonable inquiry, his brother has any interest in these transactions different from the general interest of other employees and shareholders. Accordingly, consistent with ExxonMobil's Related Person Transaction Guidelines, we do not consider these transactions to be material within the meaning of the related person transaction disclosure rules.

S.R. LaSala (Vice President and General Tax Counsel) has a son who is a partner of a law firm that performs work for ExxonMobil. Mr. LaSala is not involved in decisions to retain the firm and therefore we do not consider the relationship to be material within the meaning of the related person transaction disclosure rules.

The Board Affairs Committee also reviewed ExxonMobil's ordinary course business with companies for which non-employee directors serve as executive officers and determined that, in accordance with the categorical standards described above, none of those matters represent reportable related person transactions. See "Director Independence" on page 4.

We are not aware of any related person transaction required to be reported under applicable SEC rules since the beginning of the last fiscal year where our policies and procedures did not require review, or where such policies and procedures were not followed.

The Corporation's Related Person Transaction Guidelines are intended to assist the Corporation in complying with its disclosure obligations under SEC rules. These procedures are in addition to, not in lieu of, the Corporation's Code of Ethics and Business Conduct.

ITEM 1 – ELECTION OF DIRECTORS

The Board of Directors has nominated the director candidates named on the following pages. Personal information on each of our nominees is also provided. All of our nominees currently serve as ExxonMobil directors except Mr. Whitacre, who has been nominated by the Board for first election as a director at the annual meeting. Dr. Faulkner was elected by the Board in January 2008. Messrs. Howell, Lippincott, and Simon have reached retirement age and are not standing for re-election. Messrs. Houghton and Shipley have reached the usual retirement age but are standing for re-election on an exception basis at the request of the Board.

If a director nominee becomes unavailable before the election, your proxy authorizes the people named as proxies to vote for a replacement nominee if the Board names one.

The Board recommends you vote FOR each of the following candidates:

Michael J. Boskin



Age 62
Director since 1996

Principal Occupation: T.M. Friedman Professor of Economics and Senior Fellow, Hoover Institution, Stanford University

Recent Business Experience: Dr. Boskin is also a Research Associate, National Bureau of Economic Research; and serves on the Commerce Department's Advisory Committee on the National Income and Product Accounts. He is Chief Executive Officer and President of Boskin & Co., an economic consulting company.

Public Company Directorships: Oracle Corporation; Shinsei Bank; Vodafone Group

Larry R. Faulkner



Age 63
Director since 2008

Principal Occupation: President, Houston Endowment; President Emeritus, the University of Texas at Austin

Recent Business Experience: Dr. Faulkner served as President of the University of Texas at Austin from 1998 to 2006. He also served on the chemistry faculties of the University of Texas, the University of Illinois, and Harvard University. At the University of Illinois, he also held a number of positions in academic administration including Provost and Vice Chancellor for Academic Affairs.

Public Company Directorships: Temple-Inland; Guaranty Financial Group

William W. George



Age 65
Director since 2005

Principal Occupation: Professor of Management Practice, Harvard University

Recent Business Experience: Mr. George was elected Chairman of Medtronic in 1996, and retired in 2002; Chief Executive Officer in 1991; and President and Chief Operating Officer in 1989.

Public Company Directorships: Goldman Sachs; Novartis

James R. Houghton



Age 72
Director since 1994

Principal Occupation: Chairman of the Board Emeritus, Corning Incorporated

Recent Business Experience: Mr. Houghton retired as Non-Executive Chairman in 2007. He resumed his role as Chairman and Chief Executive Officer of Corning Incorporated in 2002, relinquished the role of CEO in 2005, and retired as Executive Chairman in 2006. He also served as Non-Executive Chairman from 2001 to 2002 and Chairman Emeritus from 1996 to 2001. He was elected Chairman and Chief Executive Officer of Corning Incorporated in 1983, retired in 1996.

Public Company Directorships: Corning Incorporated; MetLife

Reatha Clark King



Age 70
Director since 1997

Principal Occupation: Former Chairman, Board of Trustees, General Mills Foundation

Recent Business Experience: Dr. King was elected Chairman, Board of Trustees, General Mills Foundation in 2002, and retired in 2003; President and Executive Director, General Mills Foundation, and Vice President, General Mills, Inc. from 1988 to 2002. Prior to joining the General Mills Foundation, Dr. King held a variety of positions in chemical research, education, and academic administration.

Public Company Directorships: Lenox Group

Marilyn Carlson Nelson



Age 68
Director since 1991

Principal Occupation: Chairman of the Board, Carlson

Recent Business Experience: Mrs. Nelson was elected Chairman and Chief Executive Officer of Carlson in 1998, and relinquished the role of CEO in 2008. She has held a number of other management positions at Carlson including President, Chief Operating Officer, Vice Chair and Senior Vice President.

Company Directorships: Carlson

Samuel J. Palmisano



Age 56
Director since 2006

Principal Occupation: Chairman of the Board, President, and Chief Executive Officer, IBM

Recent Business Experience: Mr. Palmisano was elected Chairman, President, and Chief Executive Officer of IBM in 2003. Mr. Palmisano also served as President, Senior Vice President, and Group Executive for IBM's Enterprise Systems Group, IBM Global Services, and IBM's Personal Systems Group.

Public Company Directorships: IBM

Steven S Reinemund



Age 60
Director since 2007

Principal Occupation: Retired Executive Chairman of the Board, PepsiCo

Recent Business Experience: Mr. Reinemund served as Executive Chairman of the Board of PepsiCo from 2006 to 2007; was elected Chief Executive Officer and Chairman of the Board in 2001; President and Chief Operating Officer in 1999; and Director in 1996. He was also elected President and CEO of Frito-Lay in 1992 and Pizza Hut in 1986.

Public Company Directorships: Johnson & Johnson; American Express; Marriott

Walter V. Shipley



Age 72
Director since 1998

Principal Occupation: Retired Chairman of the Board, The Chase Manhattan Corporation and The Chase Manhattan Bank

Recent Business Experience: Mr. Shipley was elected Chairman and Chief Executive Officer of Chase Manhattan upon its merger with Chemical Bank in 1996, and retired in 1999. He was elected Chairman and Chief Executive Officer of Chemical Bank in 1983; President and Director in 1982; and Senior Executive Vice President in 1979.

Public Company Directorships: None

Rex W. Tillerson



Age 56
Director since 2004

Principal Occupation: Chairman of the Board and Chief Executive Officer, Exxon Mobil Corporation

Recent Business Experience: Mr. Tillerson was elected Chairman and Chief Executive Officer of ExxonMobil in 2006; President and Director in 2004; and Senior Vice President in 2001. Mr. Tillerson has held a variety of management positions in domestic and foreign operations since joining the Exxon organization in 1975, including President, Exxon Yemen Inc. and Esso Exploration and Production Khorat Inc.; Vice President, Exxon Ventures (CIS) Inc.; President, Exxon Neftegas Limited; and Executive Vice President, ExxonMobil Development Company.

Public Company Directorships: None

Edward E. Whitacre, Jr.



Age 66
Director nominee

Principal Occupation: Retired Chairman of the Board and Chief Executive Officer, AT&T

Recent Business Experience: Mr. Whitacre was elected Chairman and Chief Executive Officer of AT&T upon its merger with SBC Communications in 2005, and retired in 2007. He was elected Chairman and Chief Executive Officer of SBC in 1990; and President and Chief Operating Officer in 1988.

Public Company Directorships: Burlington Northern Santa Fe; Anheuser-Busch

---

DIRECTOR COMPENSATION

Director compensation elements are designed to:

- Ensure alignment with long-term shareholder interests;
- Ensure the Company can attract and retain outstanding director candidates who meet the selection criteria outlined in the Guidelines for Selection of Non-Employee Directors, which can be found in the Corporate Governance section of our Web site;
- Recognize the substantial time commitments necessary to oversee the affairs of the Corporation; and,
- Support the independence of thought and action expected of directors.

Non-employee director compensation levels are reviewed by the Board Affairs Committee each year, and resulting recommendations are presented to the full Board for approval. The Committee uses an independent consultant, Pearl Meyer & Partners, to provide information on current developments and practices in director compensation. Pearl Meyer & Partners is the same consultant retained by the Compensation Committee to advise on executive compensation, but performs no other work for ExxonMobil.

ExxonMobil employees receive no extra pay for serving as directors. Non-employee directors receive compensation consisting of cash and restricted stock.

In 2007, the base cash retainer for non-employee directors was $75,000 per year. Members of the Audit and Compensation Committees received a fee of $15,000 per year, and the Chairs of those Committees received an additional fee of $10,000 per year. For other Committees, non-employee directors received $8,000 per year for each Committee on which they served, and the Chairs received an additional fee of $7,000 per year.

Effective January 1, 2008, non-employee director cash compensation was restructured to pay a higher base fee of $100,000 per year and to eliminate per committee and committee chair fees except for the Chairs of the Audit and Compensation Committees ($10,000).

Through 2007, non-employee directors could defer all or part of their cash compensation either in ExxonMobil notional stock with dividend equivalents, or in a deferred account earning interest at the prime rate. As of year-end 2007, the ability to defer director fees has been terminated. Accrued deferred account balances are being returned to participants in one or two annual installments that commenced in January 2008.

No fees are paid to members of the Executive Committee. Non-employee directors are reimbursed for reasonable expenses incurred to attend board meetings or other functions relating to their responsibilities as a director of Exxon Mobil Corporation.

In addition to the fees described above, we pay a significant portion of director compensation in stock to strongly align director compensation with the long-term interests of shareholders. Through 2007, each incumbent non-employee director except for Dr. Faulkner, who was first elected to the Board in January 2008, received an annual award of 4,000 shares of restricted stock. Effective January 1, 2008, the annual restricted stock grant was reduced from 4,000 shares to 2,500 to maintain alignment with equity compensation paid by comparator companies. In addition, each new non-employee director receives a one-time grant of 8,000 shares of restricted stock upon first being elected to the Board. While on the Board, the non-employee director receives the same cash dividends on restricted shares as a holder of regular common stock, but the director is not allowed to sell the shares. The restricted shares may be forfeited if the director leaves the Board early, i.e., before retirement age of 72, as specified for non-employee directors.

Current and former non-employee directors of Exxon Mobil Corporation are eligible to participate in the ExxonMobil Foundation's Educational and Cultural Matching Gift Programs under the same terms as the Corporation's U.S. employees.

Director Compensation for 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(a)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(b)	Other Compensation ($)(c)	Total ($)
M.J. Boskin	104,182	298,540	0	0	0	318	403,040
W.W. George	106,000	298,540	0	0	0	318	404,858
J.R. Houghton	111,297	298,540	0	0	0	318	410,155
W.R. Howell	114,181	298,540	0	0	24,198	318	437,237
R.C. King	112,999	298,540	0	0	4,830	318	416,687
P.E. Lippincott	101,297	298,540	0	0	0	318	400,155
H.A. McKinnell	40,798	298,540	0	0	3,909	318	343,565
M.C. Nelson	106,000	298,540	0	0	0	318	404,858
S.J. Palmisano	106,000	298,540	0	0	0	318	404,858
S.S Reinemund	57,615	387,357	0	0	0	318	445,290
W.V. Shipley	104,181	298,540	0	0	0	318	403,039

(a) In accordance with SEC rules, the valuation of stock awards in this table represents the compensation cost of awards recognized for financial statement purposes for 2007 under Statement of Financial Accounting Standards No. 123, as revised (123R). The Company recognizes compensation cost for restricted stock granted to the non-employee director over a 12-month period following the grant date. Dividends on stock awards are not shown in the table because those amounts are factored into the grant date fair value.

Each director (other than Mr. Reinemund, who joined the Board in May 2007) received an annual grant of 4,000 restricted shares at the beginning of 2007. The compensation cost recognized for these awards and shown in the table for 2007 is the same as the grant date fair value of these grants, which was $298,540.

Mr. Reinemund received a one-time grant of 8,000 restricted shares upon being first elected to the Board in May 2007. The compensation cost recognized for this award and shown in the table for 2007 was seven-twelfths of the grant date fair value of this grant recognized in 2007, which was $387,357.

At year-end 2007, the aggregate number of restricted shares held by each director was as follows:

Name	Restricted Shares (#)
M.J. Boskin	44,300
W.W. George	16,000
J.R. Houghton	45,900
W.R. Howell	49,900
R.C. King	43,100
P.E. Lippincott	49,900
M.C. Nelson	48,300
S.J. Palmisano	12,000
S.S Reinemund	8,000
W.V. Shipley	41,900

(b) The amounts shown are earnings during 2007 on interest-bearing deferred fee accounts that were in excess of the federal long-term interest rate published pursuant to Section 1274(d) of the Internal Revenue Code. The federal rate averaged approximately 6 percent during the year. The interest rate under the directors' deferred fee plan is the prime rate, which averaged approximately 8 percent during 2007.

(c) The amount shown for each director is the prorated cost of travel accident insurance covering death, dismemberment, and loss of sight, speech, or hearing under a policy purchased by the Corporation with a maximum benefit of $500,000 per individual.

The non-employee directors are not entitled to any additional payments or benefits as a result of leaving the Board or death except as described above. The non-employee directors are not entitled to any payments or benefits resulting from a change in control of the Corporation.

DIRECTOR AND EXECUTIVE OFFICER STOCK OWNERSHIP

These tables show the number of ExxonMobil common stock shares each executive named in the "Summary Compensation Table" on page 33 and each non-employee director or director nominee owned on February 29, 2008 (or at retirement, if earlier). In these tables, ownership means the right to direct the voting or the sale of shares, even if those rights are shared with someone else. None of these individuals owns more than 0.02 percent of the outstanding shares.

Named Executive Officer	Shares Owned	Shares Covered by Exercisable Options
R.W. Tillerson	929,149(1)	327,307
D.D. Humphreys	433,346(2)	195,097
S.R. McGill	909,833(3)	345,097
J.S. Simon	826,283(4)	470,000
H.R. Cramer	607,492	529,964
M.E. Foster	496,169(5)	215,097
P.E. Sullivan	432,973(6)	309,943

(1) Includes 1,725 shares owned by dependent child.
(2) Includes 58,927 shares jointly owned with spouse.
(3) Includes 3,200 shares owned by spouse.
(4) Includes 11,177 shares jointly owned with spouse.
(5) Includes 676 shares owned by spouse and 13,789 shares owned by dependent children.
(6) Includes 94,696 shares jointly owned with spouse.

Non-Employee Director/Nominee	Shares Owned
M.J. Boskin	46,800
L.R. Faulkner	8,000
W.W. George	58,500(1)
J.R. Houghton	55,400(2)
W.R. Howell	53,200(3)
R.C. King	48,404(4)
P.E. Lippincott	56,400
M.C. Nelson	68,800(5)
S.J. Palmisano	14,500
S.S Reinemund	13,875(6)
W.V. Shipley	47,040
E.E. Whitacre, Jr.	0

(1) Includes 10,000 shares held as co-trustee of family foundation.
(2) Includes 5,000 shares owned by spouse.
(3) Includes 5,400 restricted shares held as constructive trustee for former spouse.
(4) Includes 1,000 shares owned by spouse.
(5) Includes 18,000 shares held as co-trustee of family trusts.
(6) Includes 3,375 shares held by family foundation of which Mr. Reinemund is a director.

On February 29, 2008, ExxonMobil's incumbent directors and executive officers (27 people) together owned 6,876,891 shares of ExxonMobil stock and 3,577,350 shares covered by exercisable options, representing about 0.20 percent of the outstanding shares.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the "Compensation Discussion and Analysis" for 2007 with management of the Corporation. Based on that review and discussion, we recommended to the Board that the "Compensation Discussion and Analysis" be included in the Corporation's proxy statement for the 2008 annual meeting of shareholders, and also incorporated by reference in the Corporation's *Annual Report on Form 10-K* for the year ended December 31, 2007.

William R. Howell, Chair
William W. George
Reatha Clark King
Samuel J. Palmisano

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis and Executive Compensation Tables are organized as follows:

Overview

Providing energy to meet the world's demands is a complex business. We meet this challenge by taking a long-term view rather than reacting to short-term business cycles. The compensation program of ExxonMobil aligns with and supports the long-term business fundamentals and core strategies as outlined below.

Business Environment

- Long investment horizons;
- Very large capital investments;
- Worldwide scope of Company operations; and,
- Commodity-based cyclical market.

Key Business Strategies

- Long-term growth in shareholder value;
- Disciplined and long-term focus in making investments;
- Operational excellence; and,
- Industry-leading returns on capital and superior cash flow.

Key Elements of the Compensation Program

The key elements of our compensation program and staffing objectives that support these business fundamentals and strategies are:

- Long-term ***career orientation*** with high individual performance standards (see pages 21-22);
- Base ***salary*** that rewards individual experience and performance (see page 22);
- Annual ***bonus*** grants based on business performance, as well as individual experience and performance (see pages 22-23);
- Payment of a large portion of executive compensation in the form of ***equity*** with long mandatory holding periods (see pages 23-24); and,
- ***Retirement*** benefits (pension and savings plans) that provide for financial security after employment (see page 25).

Other Supporting Compensation and Staffing Principles

- Executives are "at-will" employees of the Company. They ***do not have employment contracts, a severance program, or any benefits triggered by a change in control.***
- A strong program of ***management development and succession planning*** is in place to reinforce a career orientation and provide continuity of internal leadership.
- All U.S. executives, including the CEO, the other Named Executive Officers, and about 1,200 other U.S. executives, participate in ***common programs*** (the same salary, incentive and retirement programs). Within these programs, the compensation of executives is differentiated on the basis of individual experience, level of responsibility, and performance assessment.
- Substantial amounts of executive compensation are at ***risk of forfeiture*** in case of detrimental activity, unapproved early termination, or material negative restatement of financial or operating results.

Business Performance and Basis for Compensation Decisions

- Compensation decisions are based on the results achieved in the following areas over multiple year periods:
  - Total shareholder return;
  - Net income;
  - Return on capital employed;
  - Cash returned to shareholders;
  - Safety, health, and environmental performance;
  - Operating performance of the Upstream, Downstream, and Chemical segments;
  - Business controls; and,
  - Effective actions that support the long-term, strategic direction of the Company.
- The ***decision-making process*** with respect to compensation requires judgment, taking into account business and individual performance and responsibility. ***Quantitative targets or formulas are not used*** to assess individual performance or determine compensation.

Leadership Structure

- The disclosure regulations result in a roster of Named Executive Officers different from the most senior management team leading the Company, which is referred to as the Management Committee.
- The Management Committee comprises the Chairman and CEO (Mr. Tillerson), and three Senior Vice Presidents (Messrs. Albers, Humphreys, and Simon).
- All members of the Management Committee are shown as Named Executive Officers except for Mr. Albers, who replaced Mr. McGill upon his retirement in 2007. Mr. Albers has short tenure as a Senior Vice President. Consistent with our career orientation, his compensation level does not currently place him among the Named Executive Officers.
- The three Senior Vice Presidents report directly to the CEO.
- Although each member of the Management Committee is responsible for specific business activities, together they share responsibility for the performance of the Company.

Key Elements of the Compensation Program

Career Orientation

- It is our objective to attract and retain for a career the best talent available.
- It takes a long period of time and a significant investment to develop the experienced executive talent necessary to succeed in the oil and gas business; senior executives must have experience with all phases of the business cycle to be effective leaders.
- Career orientation among a dedicated and highly skilled workforce, combined with the highest performance standards, contributes to the Company's leadership in the industry and serves the interests of shareholders in the long term.
- The long Company service of executive officers reflects this strategy at all levels of the organization.
  - The Named Executive Officers have career service ranging from 31 to over 42 years.
  - The 11 other executive officers of the Corporation have career service ranging from 26 to over 36 years.

- Consistent with our long-term career orientation, high-performing executives typically earn substantially higher levels of compensation in the final years of their careers than in the earlier years.
  - This pay practice reinforces the importance of a long-term focus in making decisions that are key to business success.
  - Because the compensation program emphasizes individual experience and long-term performance, executives holding similar positions may receive substantially different levels of compensation.

Salary

- Salaries provide executives with a base level of income.
- The level of annual salary is based on the executive's responsibility, performance assessment, and career experience.
- Salary decisions directly affect the level of retirement benefits since salary is included in retirement-benefit formulas. The level of retirement benefits is therefore performance-based like all other elements of compensation.

Bonus

- The annual bonus program is highly variable depending on annual financial and operating results.
- The size of the annual bonus pool is based on the annual net income of the Company and other business performance factors as described beginning on page 28.
- In setting the size of the annual bonus pool and individual executive awards, the Compensation Committee:
  - Secures input from the Chairman on the performance of the Company and from the Compensation Committee's external consultant regarding compensation trends across industries.
  - Uses judgment to manage the overall size of the annual bonus pool taking into consideration the cyclical nature and long-term orientation of the business.
- The annual bonus program incorporates unique elements to further reinforce retention and recognize performance. Awards under this program are generally delivered as:
  - 50 percent cash paid in the year of grant
  - 50 percent Earnings Bonus Units with a delayed payout based on earnings performance

Cash + **Earnings Bonus Units** = **Annual Bonus**

- Earnings Bonus Units are cash awards that are tied to future cumulative earnings per share. Earnings Bonus Units pay out when a specified level of cumulative earnings per share is achieved or within three years.
  - For bonus awards granted in 2007, the trigger or cumulative earnings per share required for payout of the delayed portion was increased to $5.00 per unit versus $4.25 in 2006, to reinforce the Company's principle of continuous improvement in business performance and address the impact of the Company's share repurchase program.
  - If cumulative earnings per share do not reach $5.00 within three years, the delayed portion of the bonus would be reduced to an amount equal to the number of units times the actual cumulative earnings per share over the period.
  - The intent of the earnings per share trigger is to tie the timing of the bonus payment, not the amount, to the rate of the Corporation's future earnings. Thus, the trigger of $5.00 is intentionally set at a level that is expected to be achieved within the three-year period.

- Prior to payment, the delayed portion of a bonus may be forfeited if the executive leaves the Company before the standard retirement age, or engages in activity that is detrimental to the Company.
- Cash and Earnings Bonus Unit payments are subject to recoupment in the event of material negative restatement of the Corporation's reported financial or operating results. Recoupment guidelines approved by the Board of Directors are described on page 32.

- The 2007 annual bonus pool was $214 million versus $217 million in 2006. This reflects the combined value at grant of cash and Earnings Bonus Units.

Equity

- Equity compensation accounts for a substantial portion of total compensation to align the personal financial interests of executives with the long-term interests of shareholders.
- It is the objective to grant 50 to 70 percent of a senior executive's total compensation in the form of restricted stock, as described on page 31.

Rationale

- Given the long-term orientation of our business, granting equity in the form of restricted stock with long vesting provisions keeps executives focused on the fundamental premise that decisions made currently affect the performance of the Corporation and Company stock many years into the future.
- This practice supports a risk/reward profile that reinforces a long-term view, which is fundamental to the business.
- Restricted stock removes employee discretion on the sale of Company-granted stock holdings and reinforces the retention objectives of the compensation program.

Restriction Periods

- The restricted periods for ExxonMobil's stock grants are longer than those used by most other large companies. For the most senior executives:
  - 50 percent of each grant is restricted for five years; and,
  - The balance is restricted for 10 years or until retirement, whichever is later.
- The long restriction periods:
  - Align with the Company's focus on growing shareholder value over the long term; and,
  - Make a large percentage of executive compensation and personal net worth subject to the return on ExxonMobil stock realized by shareholders.
- For the most senior executives, more than half of the total amount of restricted stock may not be sold or transferred until after the executive retires.
- The restricted period for stock awards is not subject to acceleration, except in the case of death.

Forfeiture Risk and Hedging Policy

- Restricted stock is subject to forfeiture if an executive:
  - Leaves the Company before standard retirement time (defined as age 65 for U.S. employees). In the event of early retirement prior to the age of 65 (i.e., age 55 to 64), the Compensation Committee must approve the retention of awards by an executive officer.
  - Engages in activity that is detrimental to the Company, even if such activity occurs or is discovered after retirement.

- Company policy prohibits executives from entering into put or call options that might be used to hedge an executive's financial exposure to ExxonMobil common stock.

Share Utilization

- The Compensation Committee establishes a ceiling each year for annual stock awards. The overall number of shares granted in the restricted stock program in 2007 represents dilution of less than 0.2 percent, which is well below the average of the other large U.S.-based companies that are benchmarked for compensation and incentive program purposes based on their historical grant patterns.
- The Company has a long established practice of purchasing shares in the marketplace to eliminate the dilutive effect of stock-based incentive awards.

Prior Stock Programs

- All equity awards granted since 2003 are granted under the Corporation's 2003 Incentive Program. All equity-based awards (including stock options and restricted stock) granted prior to 2003 that remain outstanding were granted under the Corporation's 1993 Incentive Program (other than awards granted by Mobil Corporation prior to the merger). No further grants can be made under the 1993 Incentive Program.
- Prior to 2002, ExxonMobil granted Career Shares to the Company's most senior executives.
  - Career Shares, which do not vest until the year following an executive's retirement and are subject to forfeiture on substantially the same terms as current grants of restricted stock, further align the personal financial interests of executives with the long-term interests of shareholders and help ExxonMobil retain senior executives for the duration of their careers.
  - The Corporation ceased granting Career Shares in 2002 when the Corporation began granting restricted stock to the broader executive population in lieu of stock options.
  - Restricted stock and long mandatory holding periods achieve the same objectives as Career Shares, and therefore it is unnecessary to grant both Career Shares and the current form of restricted stock.
  - Career Shares could be granted again in the future under the Corporation's 2003 Incentive Program, but there are no current plans to make such grants.

Stock Ownership

- The table below shows the stock ownership as a multiple of salary for the Named Executive Officers and all other executive officers except for Messrs. McGill and Sullivan, who have retired. Valuation for this purpose is based on the year-end stock price. These levels of ownership among officers ensure executive officers have a significant stake in sustainable long-term success of the Corporation.

Name	**Dollar Value of Stock Ownership as a Multiple of Salary**
R.W. Tillerson	50
D.D. Humphreys	49
J.S. Simon	77
H.R. Cramer	70
M.E. Foster	58
All Other Executive Officers	45 (average)

Retirement

Common Programs

- Senior executives participate in the same tax-qualified pension and savings plans as most other U.S. employees. Senior executives also participate in the same nonqualified defined benefit and defined contribution plans as other U.S. executives.
- A key principle on which the pension and savings programs are based is commonality of design for all employees, except where the American Jobs Creation Act requires delayed timing of nonqualified plan distributions for higher-level executives. The same principle of commonality applies to the Company health care benefits (see page 45).

Pension Plans

- The tax-qualified and nonqualified pension plans, described in more detail beginning on page 42, provide an annual benefit of 1.6 percent of final average pay per year of service, with an offset for Social Security benefits.
- Pay for this purpose includes base salary and bonus.
- Bonus includes the amounts that are paid at grant and the amounts delayed by the Company, as described on page 22.
- The portion of annual bonus subject to delayed payment is not intended to be at risk and therefore is included for pension purposes in the year of grant rather than the year of payment, as described on page 42.
- Pension benefits are paid upon retirement as follows:
  - **Qualified pension plan** benefits are payable, at the election of the employee, in a lump sum or in one of various forms of annuity payments.
  - **Nonqualified pension plan** benefits are paid in the form of an equivalent lump sum six months after retirement.

Qualified Savings Plan

- The qualified savings plan described on page 37 permits employees to make pre- or post-tax contributions and receive a Company-matching contribution of 7 percent of eligible salary, subject to Internal Revenue Code ("Code") limits on the amount of pay taken into account and the total amount of contributions.
- To receive the Company-matching contribution, employees must contribute a minimum of 6 percent of salary.
- Qualified benefits are payable in a single lump sum or in partial withdrawals at any time after retirement.
- The Code requires distributions to commence after the employee has attained age 70-1/2.

Nonqualified Savings Plan

- The nonqualified savings plan described on pages 37 and 45 does not permit employee contributions, but provides a 6 percent of eligible pay Company contribution to partially restore matching contributions that could not be made to the qualified plan due to Code limits.
- The Company contribution was increased to 7 percent in 2008 to align with the Company match in the qualified savings plan.
- The nonqualified savings plan balance is paid in a single lump sum six months after retirement.

Compensation Decision-Making Process

Analytical Tools

The Compensation Committee used the analytical tools described below to facilitate the compensation decisions made in 2007.

Tally Sheets

- A tally sheet is a matrix used by the Compensation Committee that shows the individual elements of compensation and benefits for each Named Executive Officer. The total of all compensation and benefit plan elements is included to reflect the full employment costs for each Named Executive Officer.
- Tally sheets were used for the following principal purposes:
  - To understand how decisions on each individual element of compensation impact total compensation for each senior executive;
  - To gauge total compensation for each senior executive against publicly available data for comparable positions at comparator companies; and,
  - To confirm that equity compensation represents a substantial portion of each senior executive's total compensation.

Pension Modeling

- A pension modeling tool was used to determine how current compensation decisions would affect pension values upon retirement.

Survey Data

- Survey data was used as described in the following section on benchmarking.

Benchmarking

- In addition to the assessment of business performance, individual performance, and level of responsibility, compensation is benchmarked annually against other large U.S.-based companies across industries. For compensation decisions made in 2007, refer to the "Pay Awarded" section beginning on page 30.
- Multiple surveys are used to determine the competitive orientation of compensation for the general population of professionals and managers, but the primary benchmark for the Named Executive Officers is a select group of large companies across industries.

Comparator Companies

- The criteria for selecting comparator companies are consistently applied every year and are as follows:
  - U.S. companies;
  - International operations;
  - Large scope and complexity;
  - Capital intensive; and,
  - Proven sustainability/permanence.

- The 15 companies benchmarked based on these criteria are:

Altria Group	Citigroup	General Motors	Pfizer
AT&T	ConocoPhillips	Hewlett-Packard	Procter & Gamble
Boeing	Ford Motor	IBM	Verizon Communications
Chevron	General Electric	Johnson & Johnson	

- In the U.S., only Chevron and ConocoPhillips have the size, complexity, and geographic scope in the oil and gas business to provide reasonable comparisons. Other smaller oil companies in the U.S. do not have the international scale or functional integration to make comparisons meaningful for our senior executives.

Principles

- Consistent with the Compensation Committee's practice of using well-informed judgment rather than formulas to determine executive compensation, the Committee does not target any particular percentile among comparator companies at which to align compensation.
- When the Committee cross-checks compensation levels against comparator companies, the focus is on a broader and more flexible orientation, generally a range around the median of comparator company compensation, which provides the ability to:
  - Better respond to changing business conditions;
  - Manage salaries based on a career orientation;
  - Minimize the potential for automatic ratcheting-up of salaries that could occur with an inflexible and narrow target among benchmarked companies; and,
  - Differentiate salaries based on experience and performance levels among executives.
- This benchmarking principle applies to salaries and the annual incentive program that includes bonus awards and stock grants.
- For the purpose of its analysis, the Compensation Committee does not adjust for differences in the types or nature of businesses. Consideration is given, however, to the differences in size, scope, and complexity among ExxonMobil and the comparator companies. This is one of many judgmental factors the Committee considers and is not based on a formula.
- The Compensation Committee uses an independent consultant to assist in this analysis as described in the Corporate Governance section on pages 8-9.

Award Timing

- The Compensation Committee grants incentive awards to the Company's senior executives at the Compensation Committee's regular November meeting, which is held either the day of or the day before the regularly scheduled November Board of Directors meeting.
  - The Board of Directors meeting is scheduled over a year in advance and is held on the last Wednesday of the month (or on Tuesday if the last Wednesday immediately precedes Thanksgiving).
  - This firm timing of award grants is reinforced through a decision-making process in which the Corporation does not grant awards by written consent.
- A committee comprising ExxonMobil's Chairman and Senior Vice Presidents grants incentive awards to other eligible managerial and technical employees, within the parameters of the bonus and equity award ceilings approved by the Compensation Committee. The schedule of the November meeting of the Compensation Committee as described above determines when this committee meets to approve the annual incentive grants for employees under its purview.
- The Company has not granted stock options since 2001.

- Previously granted stock options that remain outstanding were granted on the same annual schedule described above except for grants in 1999. Due to the fact that the merger closed on November 30 of that year, the regular annual grant meeting date was moved to December 8. Grants to other managerial and technical employees were made on December 8, and also to additional grantees on April 26, 2000, after employee data for the two companies had been more fully integrated.
- The exercise price for each stock option grant was the average of the high and low sale prices reported on the NYSE on the date of the grant meeting.

Tax and Accounting Matters

- U.S. income tax law limits the amount ExxonMobil can deduct for compensation paid to the CEO and the other three most highly paid executives other than the Principal Financial Officer (PFO). Performance-based compensation that meets Internal Revenue Service requirements is not subject to this limit.
- The short term awards and restricted stock grants described above are designed to meet these requirements so that ExxonMobil can continue to deduct the related expenses. The shareholders have approved the material terms of performance goals for awards to the senior executives. These material terms limit short term and long term awards to each of these executives to 0.2 and 0.5 percent, respectively, of income from continuing operations.
  - These terms have been established to meet tax regulations and do not represent performance targets for the affected executives.
  - Actual award levels have been significantly less based on the factors and judgments described in this report.
- Salaries for senior executives may be set at levels that exceed the U.S. income tax law limitation on deductibility. The primary drivers for determining the amount and form of executive compensation are the retention and motivation of superior executive talent rather than the Internal Revenue Code.
- In 2005, the Compensation Committee eliminated the ability of executives to defer payment of incentive awards. No element of compensation for executives can be deferred prior to retirement.
- Tax assistance is not provided by the Company for either the short term or long term incentive awards discussed above.
- All nonqualified pension and other benefits have been modified to be in full compliance with the American Jobs Creation Act of 2004, which imposes tax penalties unless the form and timing of distributions are fixed to eliminate executive and company discretion. (Section 409A of the Internal Revenue Code)

2007 Named Executive Officer Compensation

Business Results Considered

The indicators that formed the basis for the salary and incentive awards in 2007 were:

- Total shareholder return of 24.3 percent. Ten-year annual average of 14.3 percent.
- Record earnings of $40.6 billion. Five-year annual average of $32.6 billion.
- $7.6 billion distributed to shareholders as dividends in 2007. $54.4 billion in dividends distributed to shareholders since the beginning of 2000. Dividend payments per share increased for the 25th consecutive year.
- $28 billion distributed to shareholders through the share repurchase program in 2007 and $93 billion since the beginning of 2000.
- Strong results in the areas of safety, health, and environment.
  - Best-ever annual workforce lost-time incident rate of 0.045 (prior best 0.051 in 2006).

- Continued maintenance of sound business controls and a strong corporate governance environment.
- Industry-leading return on average capital employed of 31.8 percent, with an average of 24.0 percent since the beginning of 2000.

Performance Assessment Process

- The Compensation Committee considered the above results in the aggregate and over multiple years in making compensation decisions in 2007, in recognition of the long-term nature of our business.
- The above results form the context in which the Committee assesses the individual performance of each senior executive, taking into account experience and level of responsibility.
- During the annual executive development review with the Board of Directors in October of each year, the CEO reviews the performance of the Management Committee and all officers in achieving results in line with the long-term business strategies (see pages 20 and 28).
- The same long-term business strategies and results are key elements in the assessment of the CEO's performance by the Compensation Committee.
- The performance of all officers is also assessed by the Board of Directors throughout the year during specific business reviews and Board committee meetings that provide reports on strategy development; operating and financial results; safety, health, and environmental results; business controls; and other areas pertinent to the general performance of the Company.
- The Committee does not use quantitative targets or formulas to assess executive performance or determine compensation. The Compensation Committee does not assign weights to the factors considered. Formula-based performance assessments and compensation typically require emphasis on two or three business metrics. For the Company to be an industry leader and effectively manage the technical complexity and global scope of ExxonMobil, the most senior executives must advance multiple strategies and objectives in parallel, versus emphasizing one or two at the expense of others that require equal attention.
- An executive's performance must be high in all key performance areas for the executive to receive an overall superior evaluation. Outstanding performance in one area will not cancel out poor performance in another. For example:
  - A problem in safety, health, or environmental performance in a business unit for which the executive is responsible could result in an executive's incentive award being reduced even though the executive's performance against financial and other criteria was superior.
  - A violation of the Company's code of business conduct could result in elimination of an executive's incentive award for the year, as well as termination of employment and/or cancellation of all previously granted awards that have not yet vested or been paid.
- The Management Committee and all other officers are expected to perform at the highest level or they are replaced. If it is determined that another executive is ready and would make a stronger contribution than one of the current officers, a replacement plan is implemented.
- The fact that executives **do not have employment contracts, severance agreements, or change-in-control arrangements** eliminates any real or perceived "safety net" with respect to job security, which increases the risk and consequences of performance that does not meet the highest standards.

Individual Experience and Responsibility

Experience and assigned responsibilities are factors in assessing the contribution of individual executives. The current responsibilities, tenure in the current job, and recent past experience of each Named Executive Officer are described below. Refer to page 21 for information on the leadership structure of the Company.

Management Committee

- Mr. Tillerson was a Senior Vice President before becoming President and a member of the Board in 2004, and Chairman of the Board and CEO in 2006.
- Mr. Humphreys was Vice President and Controller, and then Vice President and Treasurer before becoming Senior Vice President and Treasurer in 2006.
- Mr. McGill, who retired in 2007, was President of ExxonMobil Production Company before becoming Senior Vice President in 2004.
- Mr. Simon was President of ExxonMobil Refining & Supply Company before becoming Senior Vice President in 2004 and a member of the Board in 2006.

Other Named Executive Officers

- Mr. Cramer has been the President of ExxonMobil Fuels Marketing Company since 1999.
- Mr. Foster was President of ExxonMobil Development Company before becoming President of ExxonMobil Production Company in 2004.
- Mr. Sullivan, who retired in 2007, was Vice President and General Tax Counsel since 1995.

As discussed on page 21, the career service for Named Executive Officers ranges from 31 to over 42 years.

Pay Awarded

- Within the context of the compensation program structure and performance assessment processes described above, the Compensation Committee aligned the value of 2007 incentive awards and 2008 salary adjustments with the:
  - Performance of the Company;
  - Individual performance;
  - Long-term strategic plan of the business; and,
  - Annual compensation of comparator companies.
- The Committee's decisions reflect judgment taking all factors into consideration, rather than application of formulas or targets. The Compensation Committee approved the individual elements of compensation and the total compensation as shown in the following Executive Compensation Tables.

CEO

- The higher level of pay of the CEO versus the other Named Executive Officers reflects the CEO's greater level of responsibility, including the ultimate responsibility for the performance of the Corporation and oversight of the other senior executives.

Senior Vice Presidents

- The higher level of compensation of Mr. Simon versus Mr. Humphreys reflects differences in levels of individual experience and responsibilities. Mr. Simon has also served as a member of the Management Committee longer than Mr. Humphreys, and he has more total years of Company experience.
- The compensation of Mr. McGill reflects that he retired on August 1, 2007, received a prorated bonus, and did not receive a 2007 restricted stock grant. As required by current disclosure rules, the reported value of his restricted stock awards in the "Summary Compensation Table" is based on the 2007 expensing of all prior grants still outstanding under Statement of Financial Accounting Standards No. 123, as revised (FAS 123R) (see page 33).

Other Named Executive Officers

- The compensation of Messrs. Cramer and Foster is lower than that of the CEO and Senior Vice Presidents based on combined salary, bonus, and the annual stock grant (calculated using the fair market value on date of grant). This occurs because Messrs. Cramer and Foster report to designated members of the Management Committee (CEO and Senior Vice Presidents).
- Mr. Sullivan is included as a Named Executive Officer due to the full expensing of his prior stock grants still outstanding in 2007, resulting from his retirement. He did not receive a bonus or restricted stock grant in 2007.

Compensation Allocation

- To achieve alignment with the interests of shareholders, it is the objective that 50 to 70 percent of annual total remuneration be in the form of stock with long holding periods as described on page 23 (based on grant date fair value as shown in the "Grants of Plan-Based Awards" table).
- To further tie compensation to the performance of the business, the objective is to have about 15 to 20 percent of annual total remuneration in the form of variable annual bonus awards, which are described beginning on page 22.
- Salary represents less than 10 percent of annual total remuneration with pension accruals and other forms of compensation comprising the remainder.
- Whether an executive's total compensation is near, substantially below, or substantially above the comparator group median is a qualitative factor the Compensation Committee considers along with experience, level of responsibility, and performance (see page 27).
- The allocation of compensation in 2007 for the CEO and other Named Executive Officers is illustrated in the chart below, excluding Messrs. McGill and Sullivan.



CEO
Other Compensation 22%
Restricted Stock 60%
Salary 6%
Bonus 12%
Other Named Executive Officers
Other Compensation 22%
Restricted Stock 58%
Salary 6%
Bonus 14%

Salary/Bonus

- The change in salary and/or bonus for the Named Executive Officers from the prior year, as shown in the "Summary Compensation Table," primarily reflects strong Company performance, individual performance, growth in individual experience, alignment with comparator companies, and levels of responsibility.

Restricted Stock

- The change in total remuneration for the Named Executive Officers reflects, in part, the increased value of restricted stock awards as a result of the increase in stock price of over 22 percent during calendar year 2007.
- When determining the annual grant, the Compensation Committee values restricted stock based on fair market value, which equals the number of shares multiplied by the grant price. This is different from the restricted stock values in the "Summary Compensation Table," which, as required by current disclosure rules, are based on the expensing of outstanding restricted stock consistent with the accounting standard FAS 123R.

- The number of restricted shares granted to executive officers is based on Company results and individual performance assessments. In addition, the Corporation measures the total value of restricted stock grants against the combined value of all forms of long term awards by comparator companies through an annual benchmarking process, and makes adjustments as necessary (see page 27).
- The Compensation Committee does not support a practice of offsetting the loss or gain of prior restricted stock grants by the value of current year grants. This practice would minimize the risk/reward profile of equity-based awards and undermine the long-term view that executives are expected to adopt. The Compensation Committee takes a range of factors into consideration when making annual salary and incentive award decisions.

Program Changes in 2007

Recoupment

- The Board has taken note of investor support for recoupment of incentive compensation in case of a restatement of the performance results on which such compensation was based.
- Over the long history of the Company, there has been a well-understood philosophy that incentive awards are at risk of forfeiture, evidenced by a number of cases in which the awards of individual executives have been canceled. To reinforce this, the Board took additional steps in 2007 to document and communicate the following policy, even though a restatement is unlikely given ExxonMobil's high ethical standards and strict compliance with accounting and other regulations applicable to public companies.
  - Should the Corporation's reported financial or operating results be subject to a material negative restatement within five years, the Board would seek to obtain from each executive officer an amount corresponding to any incentive award or portion thereof that the Board determines would not have been granted or paid had the Corporation's results as originally reported been equal to the Corporation's results as subsequently restated.
- In addition, the Board amended the Corporation's Short Term Incentive Program to reflect this policy. The policy is posted on the Corporation's Web site.

Life Insurance

- The senior executive term life insurance and Company-paid death benefit was eliminated for all newly eligible executives as of October 1, 2007 (see pages 36 and 37). The benefit was retained for current participants.

Tax Assistance

- The tax assistance on financial planning services was eliminated as of January 1, 2008 (see page 38).

Savings Plan

- The nonqualified savings plan was changed as of January 1, 2008 (see page 37).
  - The Company matching contribution was increased to the same 7-percent level used in the qualified savings plan effective January 1, 2008.
  - The rate at which the account bears interest was lowered from the Citibank prime lending rate to 120 percent of the long-term Applicable Federal Rate effective January 1, 2008.

Retention Plan (Former Mobil Corporation Plan)

- The Management Retention Plan was amended to eliminate discretion in the method of payment (see page 34). The form of benefit was changed to a single lump sum to be paid as soon as practicable after retirement (taking into account the required six-month delay in payment required under the American Jobs Creation Act).

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table for 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)*	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
R.W. Tillerson *Chairman and CEO*	2007 2006	1,750,000 1,500,000	3,360,000 2,800,000	5,675,362 4,159,713	0 0	0 0	5,511,588 4,067,544	429,792 482,238	16,726,742 13,009,495
D.D. Humphreys *PFO; Senior Vice President*	2007 2006	830,000 750,000	1,859,000 1,750,000	2,421,168 1,768,252	0 0	0 0	3,919,806 2,784,795	86,689 97,331	9,116,663 7,150,378
S.R. McGill *Senior Vice President* *(Retired 8/1/07)*	2007 2006	714,899 935,000	1,260,000 2,150,000	18,233,505 3,976,673	0 0	0 0	743,736 2,037,297	112,771 115,846	21,064,911 9,214,816
J.S. Simon *Senior Vice President and Director*	2007 2006	995,000 935,000	2,150,000 2,150,000	9,168,388 3,284,506	0 0	0 0	2,585,221 2,088,907	135,133 121,735	15,033,742 8,580,148
H.R. Cramer *Vice President;* *President, ExxonMobil Fuels Marketing Company*	2007 2006	807,917 772,917	1,586,000 1,586,176	3,645,262 2,921,188	0 0	0 0	2,294,584 1,833,188	86,202 93,148	8,419,965 7,206,617
M.E. Foster *Vice President;* *President, ExxonMobil Production Company*	2007	803,750	1,859,000	7,805,893	0	0	2,930,181	116,389	13,515,213
P.E. Sullivan *Vice President; General Tax Counsel* *(Retired 5/24/07)*	2007	252,754	0	9,049,979	0	0	554,607	59,518	9,916,858

* In accordance with disclosure regulations, the valuation of "Stock Awards" in this table represents the compensation cost of awards recognized for financial statement purposes for 2007 and 2006, respectively, under Statement of Financial Accounting Standards No. 123, as revised (FAS 123R).

As described in more detail under "Stock Awards" below, the stock award values shown in 2007 for Messrs. McGill and Sullivan reflect the recognition of expense for outstanding awards triggered by their retirements. **This is not a severance payment or a new award**. Of the underlying stock awards for Messrs. McGill and Sullivan, more than 87 and 89 percent, respectively, remain restricted from transfer and subject to forfeiture for a number of years.

The stock award values shown in 2007 for Messrs. Simon and Foster include the effect of using a shorter amortization schedule since they are nearing standard retirement age.

Employment Arrangements

ExxonMobil's Compensation Committee believes senior executives should be "at-will" employees of the Corporation. Accordingly, the CEO and other executive officers, including the other officers named in these tables, **do not have employment contracts, severance agreements, or change-in-control arrangements** with the Company.

Salary

- Effective January 1, 2008, Mr. Tillerson's annual salary increased to $1,870,000, and Mr. Humphreys' annual salary increased to $910,000.

- The 2007 and 2008 salary increases reflect adjustments to the competitive position of the base salary program for U.S. executives, taking into account individual experience and level of responsibility.
- Refer to the "Pay Awarded" section beginning on page 30 for the discussion regarding the 2007 salary increases.
- Mr. McGill's 2007 salary includes pay in lieu of vacation that he received due to his retirement. Refer to page 45 for information on unused vacation.

Bonus

- As described in more detail in the "Compensation Discussion and Analysis" (CD&A) on page 22, the 2007 bonus shown was paid half in cash at the time of grant. Payment of the balance is delayed by the Company until cumulative earnings reach $5.00 per share.
- Delayed bonus amounts do not earn interest.
- The bonus and the stock awards described below meet the requirements of Section 162(m) of the Internal Revenue Code for tax deductibility, which is explained in more detail on page 28.

Stock Awards

- In accordance with disclosure regulations, the valuation of stock awards in this table represents the compensation cost of awards recognized for financial statement purposes for 2007 and 2006, respectively, under Statement of Financial Accounting Standards No. 123, as revised (FAS 123R).
- The amounts include portions of restricted stock grants in 2002 through 2007 that were expensed in 2007 based on the amortization schedule. The 2007 grant was made November 28, and therefore only one month of amortized expense for 2007 is reflected in the totals.
- The amortization schedule for awards granted in 2002 through 2005 is the period of restriction. The amortization schedule for awards granted after 2005 is the period of restriction or the time period between the grant date and age 65, whichever is less.
- If an executive retires in the reportable year, the remaining amortization expense for all outstanding awards is accelerated and recognized in the year of retirement (see the specific discussion regarding Messrs. McGill and Sullivan below).
- The terms of all restricted stock granted between 2002 and 2007 are the same and are provided on page 23.
- The remaining value of all outstanding Career Shares described on page 24 was fully expensed in 2006.
- The amount shown for stock awards also includes the following:
  - For Mr. Cramer, the retention awards made by Mobil Corporation before the merger. Retention awards are stock units settled in cash after retirement. During employment, dividend equivalents are credited and reinvested in additional units up to the total dollar amount of the retention award. These awards were expensed at time of grant, but the incremental cost of the awards based on changes in share price is expensed quarterly on a mark-to-market method. The value of this incremental expense in 2007 for Mr. Cramer was $737,951 and is included in the table.
  - For Mr. McGill, the scheduled amortization expense is through his retirement date of August 1, 2007, and reflects acceleration (for accounting purposes only) of the unamortized portion of five years' worth of outstanding awards. Mr. McGill did not receive a 2007 restricted stock award. His Career Shares remained restricted for five months after retirement, and his restricted stock grants outstanding from 2002 through 2006 will remain restricted for up to nine years and four months following his retirement.

- For Mr. Sullivan, the scheduled amortization expense is through his retirement date of May 24, 2007, and acceleration (for accounting purposes only) of the unamortized portion of five years' worth of outstanding awards. Mr. Sullivan did not receive a 2007 restricted stock award. His Career Shares remained restricted for seven months after retirement, and his restricted stock grants outstanding from 2002 through 2006 will remain restricted for up to nine years and six months following his retirement.

- Since both Messrs. Simon and Foster reach age 65 in 2008, their awards granted after 2005 are amortized over a shorter period of time resulting in a larger valuation compared to Messrs. Tillerson and Humphreys.

- Dividends on stock awards are not shown in the table because those amounts are reflected in the grant date fair value reported in the "Grants of Plan-Based Awards" table.

Change in Pension Value and Nonqualified Deferred Compensation Earnings

The following table breaks down the 2007 amounts shown in this column in the "Summary Compensation Table."

Name	Change in Pension Value ($)	Nonqualified Deferred Compensation Earnings ($)	Total ($)
R.W. Tillerson	5,503,814	7,774	5,511,588
D.D. Humphreys	3,914,385	5,421	3,919,806
S.R. McGill	550,994	192,742	743,736
J.S. Simon	2,575,468	9,753	2,585,221
H.R. Cramer	2,273,928	20,656	2,294,584
M.E. Foster	2,921,630	8,551	2,930,181
P.E. Sullivan	419,287	135,320	554,607

Pension Value

- The change in pension value shown in the table is the increase between year-end 2006 and year-end 2007 (or retirement) in the present value of each executive's pension benefits under the plans described in more detail in the text following the "Pension Benefits" table on page 41. Messrs. McGill and Sullivan retired on August 1, 2007, and May 24, 2007, respectively, resulting in lower pension accruals than those for the other Named Executive Officers in the table.

- For each year end, the data reflects an annuity beginning at age 60 (or current age if over 60) equal to 1.6 percent of the participant's covered compensation multiplied by year-end service. These values are converted to lump sums using the plan's applicable factors and then discounted in the case of employees under age 60 to present values based on the time difference between the individual's age at year-end 2006 and age 60 (and at year-end 2007 and age 60) using the interest rates for financial reporting of pension obligations as of each year end. The difference between the two year-end amounts represents the annual increase in the value of the pension shown in the "Summary Compensation Table."

- The lump sum interest rate applied for an employee who worked through the end of 2006 was 4.75 percent. The same lump sum interest rate applied to an employee who worked through the end of 2007. In the second and third quarters of 2007 (when Messrs. McGill and Sullivan retired), the lump sum interest rate was 4.5 percent. The rate used to discount the age 60 lump sum to a value at current age for those under age 60 was 6 percent for 2006 and 6.25 percent for 2007.

- The pension accrual shown for the two retired Named Executive Officers reflects their additional months of service in 2007 plus the impact of the lower interest rate used in calculating their lump sum benefits, as described in the paragraph above.

- For Mr. McGill, who worked through July 31, 2007, and retired August 1, 2007, the pension accrual shown in the table represents seven additional months of service in 2007 on the value of his lump sum pension distribution and the effect of the lower interest rate used in computing the lump sum.
- For Mr. Sullivan, who worked through May 23, 2007, and retired May 24, 2007, the pension accrual shown in the table represents five additional months of service in 2007 on the value of his lump sum pension distribution and the effect of the lower interest rate used in computing the lump sum.

Nonqualified Deferred Earnings

- *This is the portion of annual earnings on each executive's principal balance under the Corporation's* nonqualified supplemental savings plan that exceeds 120 percent of the long-term Applicable Federal Rate, compounded monthly, as prescribed under Section 1274(d) of the Internal Revenue Code. The federal rate averaged approximately 6 percent during the year. In 2007, principal balances under the supplemental savings plan bore interest at the Citibank prime lending rate, which averaged approximately 8 percent during the year. As discussed on page 32, the basis for the interest rate in the nonqualified supplemental savings plan changed as of January 1, 2008, to the long-term Applicable Federal Rate.
- For Messrs. McGill and Sullivan, this also includes interest exceeding 120 percent of the long-term Applicable Federal Rate on the lump sum nonqualified pension payments during the six-month deferral period required by Section 409A of the Internal Revenue Code.

All Other Compensation

The following table breaks down the amounts included in the "All Other Compensation" column of the "Summary Compensation Table."

Name	Life Insurance ($)	Savings Plan ($)	Personal Security ($)	Personal Use of Company			Club Memberships (Discontinued 1/1/07) ($)	Financial Planning ($)	Tax Assistance ($)	Total ($)
				Aircraft ($)	Properties ($)	Car ($)				
R.W. Tillerson	35,690	107,250	229,331	41,122	0	0	1,157	9,150	6,092	429,792
D.D. Humphreys	16,994	51,875	3,262	0	0	0	0	9,150	5,408	86,689
S.R. McGill	52,273	36,550	2,737	0	0	0	931	12,400	7,880	112,771
J.S. Simon	31,363	61,950	10,262	0	17,000	0	0	9,150	5,408	135,133
H.R. Cramer	16,615	50,725	1,823	0	0	0	922	9,150	6,967	86,202
M.E. Foster	25,265	50,475	7,488	0	15,000	933	1,678	9,150	6,400	116,389
P.E. Sullivan	20,275	17,415	0	0	0	0	1,401	12,400	8,027	59,518

Life Insurance

- The Company offers senior executives term life insurance or a Company-paid death benefit.
- Coverage under either option equals four times base salary until age 65, and a declining multiple thereafter until age 75, *at which point the multiple remains at 2.5 times salary.*
- For executives with life insurance coverage, the premium cost in any year depends on overall financial and mortality experience under the group policy.
- For executives electing the death benefit, there is no cash cost until the executive dies, as benefits are paid directly by the Company.
- The amount shown is based on Internal Revenue Service tables used to value the term cost of such coverage. This valuation is applied since the actual life insurance premium is a single payment for a

large group of executives that does not represent the cost of insuring one specific individual and because several of the Named Executive Officers have elected the death benefit, the long-term cost of which is comparable to the insurance.

- The Company eliminated the executive term life insurance and Company-paid death benefit for all newly eligible executives as of October 1, 2007, and retained it for all current participants, including the Named Executive Officers, as described on page 32.

Savings Plan

- The amount shown is the value of Company-matching contributions under ExxonMobil's tax-qualified defined contribution (401(k)) plan and Company credits under the related nonqualified supplemental plan.
- All affected employees participate in the nonqualified supplemental plan on the same basis.
- The nonqualified supplemental plan provides all affected employees with the 6-percent Company credit to which they would otherwise be entitled as a matching contribution under the qualified plan but for limitations under the Internal Revenue Code. The Company credit was increased to 7 percent effective January 1, 2008 (see page 32).
- The value of the credits to the nonqualified supplemental plan is also disclosed in the "Nonqualified Deferred Compensation" table on page 44.

Personal Security

- The Company provides security for its employees as appropriate based on an assessment of risk. The assessment includes consideration of the employee's position and work location.
- The Company does not consider any such security costs to be personal benefits since these costs arise from the nature of the employee's employment by the Company; however, the disclosure regulations require certain security costs to be reported as personal benefits.
- The amounts shown in the table include the following types of security related costs: security systems at executive residences; security services and personnel (at residences and/or during personal travel); car and personal security driver; and Company mobile phones. Costs of security relating to travel for business purposes is not included.
- Cars used primarily for commuting are valued based on the annualized cost of the car plus maintenance and fuel. Reported costs for rental cars utilized due to security concerns during personal travel are the actual incremental costs.
- For security personnel employed by the Company, the cost is the actual incremental cost of expenses incurred by the security personnel. Total salary, wages, and benefits for security personnel are not allocated because the Company already incurs these costs for business purposes.
- For security contractors, the cost is the actual incremental cost of such contractors associated with the executive's personal time.

Aircraft

- Incremental cost for personal use of the aircraft is based on direct operating costs (fuel, airport fees, incremental pilot costs, etc.) and does not include capital costs of the aircraft since the Company already incurs these capital costs for business purposes.
- For security reasons, the Board requires the Chairman and CEO to use Company aircraft for both business and personal travel.
- The Committee considers these costs necessary business expenses rather than perquisites, but per the disclosure regulations, we report the incremental cost of aircraft usage for personal travel.

Properties

- The Company owns or leases various venues for the purpose of business entertainment, including boxes and season tickets to sporting events and recreation and conference retreat properties. When these venues are not otherwise in use for business entertainment, the tickets and properties may be available for use by Company executives and other personnel.
- The table shows the incremental cost incurred for any personal use of these venues by the Named Executive Officers.
- Cost for this purpose is based solely on incremental operating costs (catering, transportation, incremental employee or contractor costs, etc.) and does not include annual or capital costs of these venues since the Company already incurs these costs for business purposes.

Car

- Incremental cost for personal car usage is based on an assumed cost of $0.485 per mile. Driver personnel costs are not allocated because the Company already incurs these costs for business purposes.

Club Memberships

- The Company discontinued the reimbursement of country club memberships effective January 1, 2007. The amounts shown in the table were incurred in the last months of 2006 and reported as compensation to the executive in 2007, consistent with the Corporation's practice of following the IRS rule that permits reporting imputed income amounts based on a November 1 through October 31 fiscal year.

Financial Planning

- The Company provides financial planning services to senior executives, which include tax preparation. This benefit is valued based on the actual charge for the services.

Tax Assistance

- The amount shown is the aggregate amount of payments made on the executive's behalf by the Corporation during the year for the payment of taxes related to financial planning and country clubs. The Company discontinued providing tax assistance on financial planning effective January 1, 2008 (see page 32).

Grants of Plan-Based Awards for 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	
R.W. Tillerson	11/28/2007	0	0	0	0	0	0	185,000	0	0	16,120,900
D.D. Humphreys	11/28/2007	0	0	0	0	0	0	90,800	0	0	7,912,312
S.R. McGill	–	0	0	0	0	0	0	0	0	0	0
J.S. Simon	11/28/2007	0	0	0	0	0	0	107,000	0	0	9,323,980
H.R. Cramer	11/28/2007	0	0	0	0	0	0	77,000	0	0	6,709,780
M.E. Foster	11/28/2007	0	0	0	0	0	0	90,800	0	0	7,912,312
P.E. Sullivan	–	0	0	0	0	0	0	0	0	0	0

The awards granted in 2007 are in the form of restricted stock.

Restrictions and Forfeiture Risk

- These grants are restricted (1) for half the shares, until five years after the grant date; and, (2) for the balance, until 10 years after the grant date or retirement, whichever occurs later. These restricted periods are not subject to acceleration, except upon death, and thus shares may remain subject to restriction for many years after an executive's retirement.
- During the restricted period, the executive receives the same cash dividends as a holder of regular common stock and may vote the shares; however, the executive may not sell or transfer the shares, or use them as collateral.
- The shares also remain subject to forfeiture during the restricted period in case of an unapproved early termination of employment or in case the executive is found to have engaged in activity that is detrimental to the Company. Detrimental activity may include conduct that violates the Company's Ethics or Conflicts of Interest policies.

Grant Date

- The grant date is the same as the date on which the Compensation Committee of the Board met to approve the awards, as described on page 27.
- Grant date fair value is equal to the number of shares awarded times the grant price, which is deemed to be the average of the high and low sale prices on the NYSE on the grant date (November 28, 2007; $87.14).

Outstanding Equity Awards at Fiscal Year-End for 2007

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R.W. Tillerson	130,000 197,307	0	0	45.21875 37.12000	11/28/2010 11/27/2011	830,500	77,809,545	0	0
D.D. Humphreys	20,000 87,790 87,307	0	0	41.78125 45.21875 37.12000	12/07/2009 11/28/2010 11/27/2011	348,900	32,688,441	0	0
S.R. McGill	167,790 177,307	0	0	45.21875 37.12000	11/28/2010 11/27/2011	493,350	46,221,962	0	0
J.S. Simon	31,842 120,000 170,000 180,000	0	0	36.18750 41.78125 45.21875 37.12000	11/24/2008 12/07/2009 11/28/2010 11/27/2011	554,150	51,918,314	0	0
H.R. Cramer	21,964 168,000 170,000 170,000	0	0	31.70000 41.78125 45.21875 37.12000	02/25/2009 12/07/2009 11/28/2010 11/27/2011	456,538	42,773,081	0	0
M.E. Foster	107,790 107,307	0	0	45.21875 37.12000	11/28/2010 11/27/2011	364,850	34,182,797	0	0
P.E. Sullivan	67,238 67,608 87,790 87,307	0	0	36.18750 41.78125 45.21875 37.12000	11/24/2008 12/07/2009 11/28/2010 11/27/2011	227,200	21,286,368	0	0

Option Awards

- The option awards shown are exercisable and outstanding as of year end. The actual gain on an option exercise, if any, will depend on the market price of ExxonMobil stock at the time of exercise. ExxonMobil has not granted stock options since 2001.

Stock Awards (Restricted Stock/Units)

- See the narrative accompanying the "Grants of Plan-Based Awords" table as well as the narrative describing Stock Awards in the "Summary Compensation Table" for more information regarding the terms of restricted stock. For Mr. Cramer, the table above also includes the retention awards granted by Mobil Corporation before the merger in the form of restricted stock units (see page 34).
- The table below shows the dates on which the respective restricted periods for the restricted stock shown in the previous table expire, assuming the awards are not forfeited and the executive is alive when the restrictions lapse.

Name	Date Restrictions Lapse / Number of Shares						
	11/26/2008	11/23/2009	11/30/2010	11/28/2011	11/28/2012	10 Years or Retirement, Whichever Occurs Later	Retirement*
R.W. Tillerson	53,500	66,000	75,000	92,500	92,500	433,000	18,000
D.D. Humphreys	18,350	24,200	28,000	40,000	45,400	172,950	20,000
S.R. McGill	36,700	53,500	53,500	53,500	0	232,150	64,000
J.S. Simon	36,700	45,400	53,500	53,500	53,500	277,550	34,000
H.R. Cramer	31,350	38,500	38,500	38,500	38,500	216,700	54,488
M.E. Foster	20,350	27,500	33,000	40,000	45,400	186,600	12,000
P.E. Sullivan	17,000	23,100	25,500	27,500	0	110,100	24,000

* Restrictions lapse on Career Shares on the first day of the year following retirement with the exception of the restricted stock units granted to Mr. Cramer by Mobil Corporation under the Management Retention Plan, which are converted to a cash value at retirement and then paid in a single lump sum (36,488 units). The Plan was amended in 2007 to eliminate any discretion by the Corporation (or the executive) in the form of payment (see page 32).

Option Exercises and Stock Vested for 2007

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R.W. Tillerson	80,000	3,061,500	53,500	4,563,015
D.D. Humphreys	42,210	1,795,014	17,000	1,449,930
S.R. McGill	274,846	10,544,695	34,950	2,980,886
J.S. Simon	88,358	4,551,354	34,950	2,980,886
H.R. Cramer	100,000	4,884,000	31,350	2,673,842
M.E. Foster	96,903	4,107,717	20,350	1,735,652
P.E. Sullivan	10,057	314,259	17,000	1,449,930

Option Awards

- The value realized on option awards represents the difference between the option exercise price and the market price of ExxonMobil stock on date of exercise.
- The net number of shares acquired as a result of all exercises during 2007 is: 5,000 for Mr. Tillerson; 4,602 for Mr. Humphreys; 41,947 for Mr. McGill; 34,379 for Mr. Simon; 33,403 for Mr. Foster; and 10,057 for Mr. Sullivan.

Stock Awards/Restriction Lapse in 2007

- Restrictions lapsed on 50 percent of stock awards that were granted in 2002.
- The number of shares acquired on vesting is the gross number of shares to which the award relates.
- The value realized is the gross number of shares times the market price, which is the average of the high and low sale prices on the NYSE on the date that restrictions lapse.
- The net number of shares acquired (gross number of shares less shares withheld for taxes) is 33,999 for Mr. Tillerson; 10,803 for Mr. Humphreys; 22,210 for Mr. McGill; 22,210 for Mr. Simon; 18,120 for Mr. Cramer; 12,932 for Mr. Foster; and 10,803 for Mr. Sullivan.
- Refer to pages 23 to 24 for information on restricted stock awards.

Career Shares Distribution

- Messrs. McGill and Sullivan received their Career Shares (less shares withheld for taxes) in January 2008, as described on page 24.
- All other shares granted to Messrs. McGill and Sullivan from 2002 through 2006 remain restricted, except for 50 percent of the 2002 grant on which restrictions lapsed in 2007, as described above.

Pension Benefits for 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R.W. Tillerson	ExxonMobil Pension Plan	32.58	1,124,189	0
	ExxonMobil Supplemental Pension Plan	32.58	6,941,602	0
	ExxonMobil Additional Payments Plan	32.58	15,980,753	0
D.D. Humphreys	ExxonMobil Pension Plan	31.40	1,394,700	0
	ExxonMobil Supplemental Pension Plan	31.40	3,605,804	0
	ExxonMobil Additional Payments Plan	31.40	10,826,483	0
S.R. McGill	ExxonMobil Pension Plan	39.61	0	1,464,680
	ExxonMobil Supplemental Pension Plan	39.61	0	5,515,680*
	ExxonMobil Additional Payments Plan	39.61	0	15,601,776*
J.S. Simon	ExxonMobil Pension Plan	41.01	1,766,496	0
	ExxonMobil Supplemental Pension Plan	41.01	5,655,973	0
	ExxonMobil Additional Payments Plan	41.01	16,996,428	0
H.R. Cramer	ExxonMobil Pension Plan	34.58	1,386,756	0
	ExxonMobil Supplemental Pension Plan	34.58	3,607,635	0
	ExxonMobil Additional Payments Plan	34.58	10,224,434	0
M.E. Foster	ExxonMobil Pension Plan	42.58	1,811,137	0
	ExxonMobil Supplemental Pension Plan	42.58	4,238,611	0
	ExxonMobil Additional Payments Plan	42.58	13,395,499	0
P.E. Sullivan	ExxonMobil Pension Plan	37.98	0	1,643,383
	ExxonMobil Supplemental Pension Plan	37.98	0	2,881,659
	ExxonMobil Additional Payments Plan	37.98	0	8,454,627

* Payment deferred until February 1, 2008.

Pension Plan

- The tax-qualified pension plan provides a benefit calculated as an annual annuity beginning at age 65 (the Plan's normal retirement age) equal to 1.6 percent of the participant's final average salary for each year of service, minus an offset for Social Security benefits.
- Final average salary is the average of the highest 36 consecutive months in the 10 years of service prior to retirement.
- Final average salary included and benefits paid are subject to the limits on compensation ($225,000 for 2007) and benefits prescribed under the Internal Revenue Code.
- The benefit is available as a lump sum or various annuity forms.
- The defined benefit pension arrangements (qualified and nonqualified) help to attract and retain employees at all levels of the Corporation.
- The defined benefit pension plan provides a strong incentive for employees to stay until retirement age.
- The plan uses final average pay applied to all years of service, and thus, the increase in pension values is greatest late in career, when compensation tends to be highest. This retention feature is strong for high performers, whose compensation increases as their job responsibilities continue to expand throughout their career, making their level of retirement income performance-based.

Supplemental Pension Plan

- The nonqualified plan provides a benefit calculated as an annuity on salary above the Internal Revenue Code limit.
- It is calculated as an annual annuity beginning at age 65 equal to 1.6 percent of the participant's final average salary over the Internal Revenue Code limit.
- To help meet the retention and performance objectives described for U.S. salaried employees, the Supplemental Pension Plan provides pension benefits to the extent annual pay exceeds the amount that can be considered in determining qualified pension benefits ($225,000 for 2007, adjusted each year based on inflation).
- Without the Supplemental Pension Plan, the retention power of the overall pension plan would be greatly reduced for employees earning more than that amount, since the increase in their pension values in mid- to late-career would be based on relatively flat final average pay.

Additional Payments Plan

- The nonqualified plan provides a benefit calculated as an annual annuity beginning at age 65 equal to 1.6 percent multiplied by years of service and the employee's annual bonus amount (including the portion of the annual bonus that is paid at time of grant and the portion that is paid on a delayed basis as described on page 25).
- The plan uses the average of the annual bonus for the three highest out of the last five grants prior to retirement.
- Benefits under the Additional Payments Plan are forfeited if an employee resigns prior to completion of 15 years of service and attainment of age 55. All of the Named Executive Officers have satisfied these conditions.
- The objective of the Additional Payments Plan is to support retention and performance objectives in light of the Compensation Committee's practice of putting higher percentages of annual cash compensation at risk at higher executive levels.
- The Compensation Committee believes that even though a large percentage of annual cash compensation is discretionary and based on Corporate business performance, it should not be excluded from the pension calculation. Inclusion of discretionary bonuses in the pension formula strengthens the performance basis of such bonuses.

- By limiting bonuses to those granted in the five years prior to retirement, there is a strong motivation for executives to continue to perform at a high level.
- The Additional Payments Plan is designed to be a powerful retention tool, since benefits are forfeited if the employee resigns prior to completion of 15 years of service and attainment of age 55. The plan applies on the same terms to all U.S. salaried employees who receive a bonus.

Present Value Pension Calculations

- The present value of accumulated benefits shown in the "Pension Benefits" table is determined by converting the annuity values earned as of year end to lump sum values payable at age 60 (or at the employee's actual age, if older) using the mortality tables and interest rate (4.75 percent) that would apply to a participant who worked through the end of 2007, and retired in the first quarter of 2008.
- The actual lump sum conversion factors that will apply when each executive retires could be different. For executives who were not yet 60, the present value as of year-end 2007 of each executive's age 60 lump sum is determined using a discount rate of 6.25 percent, the rate used for valuing pension obligations for purposes of the Corporation's financial statements for 2007.

Other Plan Terms

- All three pension plans require attainment of age 55 and completion of 15 years of service to be eligible for early retirement. All Named Executive Officers have satisfied this requirement.
- The early retirement benefit consists of an annuity that is undiscounted for retirement ages of 60 years or over, with a discount of 5 percent for each year under age 60.
- In addition, the Social Security offset is waived for annuity payments scheduled to be paid prior to age 62.
- Because early retirement benefits are subject to a smaller discount than a full actuarial equivalent discount, they can be more valuable than the present value of the executive's earned normal retirement age benefits.
- Messrs. Tillerson and Cramer were eligible for early retirement prior to age 60 under the plans as of year-end 2007. (Mr. Humphreys became age 60 in January 2008, and his accrued pension benefit is based on age 60, pursuant to Plan rules.)
- The table below shows the lump sum early retirement benefits under the three plans for the Named Executive Officers who are under age 60 as of year-end 2007. The lump sum early retirement benefits for Messrs. Humphreys, Simon and Foster as of year-end 2007 are the amounts shown in the "Pension Benefits" table on page 41.

Name	**Plan Name**	**Lump Sum Early Retirement Benefit ($)**
R.W. Tillerson	ExxonMobil Pension Plan	1,260,913
	ExxonMobil Supplemental Pension Plan	7,639,461
	ExxonMobil Additional Payments Plan	17,587,343
H.R. Cramer	ExxonMobil Pension Plan	1,487,925
	ExxonMobil Supplemental Pension Plan	3,830,754
	ExxonMobil Additional Payments Plan	10,856,779

Form of Nonqualified Pension Payments

- The benefits under the ExxonMobil Supplemental Pension Plan and the ExxonMobil Additional Payments Plan are payable only in the form of a single lump sum six months following retirement.

- The payment is equal to the pension balance plus interest for the six-month waiting period at the Citibank prime lending rate or a lump sum amount recalculated using the discount rate in effect at the time of payment, whichever is greater.
- The retirement distributions to Mr. McGill from the Supplemental Pension Plan and the Additional Payments Plan included interest of $168,384 and $604,824, respectively. The corresponding distributions for Mr. Sullivan included interest of $112,038 and $328,714, respectively.

Service Credit Multipliers

- Under the Company's U.S. retirement plans, only actual service with Exxon Mobil Corporation or an affiliated company is recognized under current plan rules.
- Historically, the Company provided a "service credit multiplier" for foreign service in specified geographic areas, which has since been discontinued under U.S. and other country pension plans.
- Messrs. McGill and Simon have 1.2 and 0.5 additional years of service credit, respectively, reflected in the above table resulting from discontinued service credit multipliers.
- All service of the Named Executive Officers is under the U.S. pension plan except earlier service of Mr. McGill. Mr. McGill's service under the Esso Australia plan (which reflects the service credit multiplier) is recognized under the U.S. plans, with an offset for benefits paid by the Esso Australia plan. The benefit shown in his case is the total benefit from both plans.

Nonqualified Deferred Compensation for 2007

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
R.W. Tillerson	0	91,500	30,649	0	474,108
D.D. Humphreys	0	37,350	21,309	0	315,594
S.R. McGill	0	20,800	34,790	0	473,891
J.S. Simon	0	46,200	38,294	0	552,490
H.R. Cramer	0	34,975	80,958	0	1,126,165
M.E. Foster	0	34,725	33,557	0	481,302
P.E. Sullivan	0	1,665	18,705	270,479	0

- The above table shows the value of the Company credits under ExxonMobil's nonqualified supplemental savings plan. The Company credits for 2007 are also included in the "Summary Compensation Table" under the column labeled "All Other Compensation."
- The amounts in the "Summary Compensation Table" include both Company contributions to the tax-qualified plan and Company credits to the nonqualified plan, whereas the registrant contributions in the table above represent only the Company credits to the nonqualified plan.
- The amount of Company contributions to the tax-qualified savings plan was limited to the Internal Revenue Service contribution and salary maximums. For this reason, $15,750 was the maximum Company match in 2007 to the qualified savings plan.
- The aggregate balance at last fiscal year end shown above includes amounts reported as Company contributions in the "Summary Compensation Table" of the current proxy statement and in prior-year proxy statements as follows: $338,450 for Mr. Tillerson; $69,150 for Mr. Humphreys; $194,800 for Mr. McGill; $227,300 for Mr. Simon; and $68,150 for Mr. Cramer. Mr. McGill's aggregate balance was distributed six months following his retirement.

- The nonqualified savings plan provides employees with the 6-percent Company-matching contribution to which they would otherwise be entitled under the qualified plan but for limitations on covered compensation and total contributions under the Internal Revenue Code.
  - All eligible employees participate in the nonqualified plan on the same basis.
  - The nonqualified plan earns interest at the prime rate. This rate is established by the Company as part of the terms of the plan. In 2007, the prime rate averaged approximately 8 percent.
  - Effective January 1, 2008, the Company match was increased to 7 percent and the rate at which the nonqualified savings plan account bears interest during the term of a participant's employment was changed from the Citibank prime lending rate to 120 percent of the long-term Applicable Federal Rate, as described on page 32.
  - Distribution of the nonqualified plan is in a single lump sum six months from date of retirement.
- The tax-qualified and nonqualified savings plans are designed to help attract and retain employees. The matching design is intended to encourage employees to contribute their own funds to the plan to receive the tax benefits available under the Internal Revenue Code. The supplemental savings plan serves similar purposes for salary or contributions in excess of the Internal Revenue Code limits referenced above.

Administrative Services for Retired Employee Directors

- The Company provides certain administrative support to retired employee directors.
- The support provided generally involves, but is not limited to, assistance with correspondence and travel arrangements relating to activities the retired directors are involved with that continue from their employment, such as board positions with nonprofit organizations. Given the nature of the support provided, a retired director's spouse may also benefit from the support provided.
- The Company also allows retired employee directors to use otherwise vacant office space at the Company's headquarters.
- It is not possible to estimate the future cost that may be incurred by the Company for providing these services to Messrs. Tillerson or Simon, who are currently the only employee directors.
  - The aggregate incremental cost of providing these services for all currently covered persons is approximately $190,000 per year.
  - This amount represents the compensation and benefit cost for support personnel allocated based on their estimated time dedicated to providing this service, as well as other miscellaneous office support costs.

Health Care Benefits

- ExxonMobil does not provide any special executive health care benefits.
- Executives and their families are eligible to participate in the Company's health care programs, including medical, dental, prescription drug, and vision care, on the same basis as all other U.S. salaried employees.
- The terms and conditions of the programs for both current employees and retirees do not discriminate in scope, terms, or operation in favor of executive officers.

Unused Vacation

- All U.S. salaried employees are entitled to payment of salary for any accumulated but unused vacation days at retirement or other termination of employment.
- Payment for unused vacation is included in final payments of earned salary.

Termination and Change in Control

- ExxonMobil executive officers are not entitled to any additional payments or benefits relating to termination of employment other than the retirement benefits previously described in the preceding compensation tables and narrative.
- Executives are "at-will" employees of the Company. **They do not have employment contracts, a severance program, or any benefits triggered by a change in control.**
- The only event that results in acceleration of the normal payment or vesting schedule of any benefit is death.
- As discussed in greater detail above, unexercised stock options, unvested restricted stock, and any unpaid portion of an annual bonus are subject to forfeiture at the discretion of the Compensation Committee if an executive:
  - Engages in detrimental activity; or,
  - Terminates employment prior to standard retirement age (currently age 65 for U.S. executives), whether such termination is voluntary or involuntary.
- The Board also adopted a recoupment policy in the event of a material negative restatement of the Corporation's reported financial or operating results as described on page 32.
- In case of death, the vesting period of restricted stock awards would be accelerated.
- Also, in the event of death, the executive's estate or beneficiaries would be entitled to payment of the life insurance or death benefit as follows and described on pages 36 and 37. At year-end 2007, the amount of that life insurance benefit for each Named Executive Officer would be as follows: $7,000,000 for Mr. Tillerson; $3,320,000 for Mr. Humphreys; $4,160,000 for Mr. Simon; $3,430,000 for Mr. McGill; $3,220,000 for Mr. Cramer; $3,440,000 for Mr. Foster; and $2,560,000 for Mr. Sullivan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires that our executive officers and directors file reports of their ownership and changes in ownership of ExxonMobil stock on Forms 3, 4, and 5 with the SEC and NYSE. We are not aware of any unfiled reports and are not aware of any late reports for 2007 except as follows: Mr. Reinemund's initial Form 3 ownership report following his election to the Board on May 30, 2007, inadvertently failed to include shares held by a trust for the benefit of Mr. Reinemund's mother-in-law. Due to an administrative oversight, one form reporting the settlement of stock unit accounts in connection with the termination of the Corporation's non-employee director deferred fee plan was filed late for each of Dr. King, Mrs. Nelson, and Mr. Palmisano.

AUDIT COMMITTEE REPORT

The primary function of our Committee is oversight of the Corporation's financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. Our Committee acts under a charter, which can be found on the ExxonMobil Web site at *exxonmobil.com/governance*. We review the adequacy of the charter at least annually. All of our members are independent, and four of our members are audit committee financial experts under Securities and Exchange Commission rules. We held 11 meetings in 2007 at which, as discussed in more detail below, we had extensive reports and discussions with the independent auditors, internal auditors, and other members of management.

In performing our oversight function, we reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP (PwC), the independent auditors. Management and PwC told us that the Corporation's consolidated financial statements were fairly stated in accordance with generally accepted accounting principles. We discussed significant accounting policies applied by the Corporation in its financial statements, as well as alternative treatments. We discussed with PwC matters covered by the Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, we reviewed and discussed management's report on internal control over financial reporting and the related audit performed by PwC, which confirmed the effectiveness of the Corporation's internal control over financial reporting.

We also discussed with PwC its independence from the Corporation and management, including the matters in Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the letter and disclosures from PwC to us pursuant to Standard No. 1. We considered the non-audit services provided by PwC to the Corporation, and concluded that the auditors' independence has been maintained.

We discussed with the Corporation's internal auditors and PwC the overall scope and plans for their respective audits. We met with the internal auditors and PwC at each meeting, both with and without management present. Discussions included the results of their examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

We discussed with the Corporation's management the comprehensive, long-standing risk management processes and reviewed several topics of interest.

Based on the reviews and discussions referred to above, in reliance on management and PwC, and subject to the limitations of our role described below, we recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Corporation's *Annual Report on Form 10-K* for the year ended December 31, 2007, for filing with the Securities and Exchange Commission.

We have also appointed PwC to audit the Corporation's financial statements for 2008, subject to shareholder ratification of that appointment.

In carrying out our responsibilities, we look to management and the independent auditors. Management is responsible for the preparation and fair presentation of the Corporation's financial statements and for maintaining effective internal control. Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process in compliance with Sarbanes-Oxley Section 404 requirements. The independent auditors are responsible for auditing the Corporation's annual financial statements, and expressing an opinion as to whether the statements are fairly stated in conformity with generally accepted accounting principles. In addition, the independent auditors are responsible for auditing the Corporation's internal controls over financial reporting and for expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors perform their responsibilities in accordance with the standards of the Public Company Accounting Oversight Board. Our members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Securities Act of 1933 in either of those fields or in auditor independence.

James R. Houghton, Chair	Larry R. Faulkner	Steven S Reinemund
Michael J. Boskin	Philip E. Lippincott	

ITEM 2 – RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) to audit ExxonMobil's financial statements for 2008. We are asking you to ratify that appointment.

Total Fees

The total fees paid to PwC for professional services rendered to ExxonMobil for the fiscal year ended December 31, 2007, were $52.6 million, an increase of $4.3 million from 2006. The Audit Committee reviewed and pre-approved all services in accordance with the service pre-approval policies and procedures, which can be found on the ExxonMobil Web site at *exxonmobil.com/governance*. The Audit

Committee did not use the "de minimis" exception to pre-approval that is available under SEC rules. The following table summarizes the fees, which are described in more detail below.

	2007	2006
	(millions of dollars)	
Audit Fees	25.5	25.9
Audit-Related Fees	5.5	3.9
Tax Fees	21.6	18.5
All Other Fees	-	-
Total	52.6	48.3

Audit Fees

The aggregate fees paid to PwC for professional services rendered for the annual audit of ExxonMobil's financial statements for the fiscal year ended December 31, 2007, and for the reviews of the financial statements included in our quarterly reports on Form 10-Q for that fiscal year were $25.5 million (versus $25.9 million for 2006).

Audit-Related Fees

The aggregate fees billed by PwC for Audit-Related services rendered to ExxonMobil for the fiscal year ended December 31, 2007, were $5.5 million (versus $3.9 million in 2006). These services were mainly comprised of benefit plan and joint venture audits, and attestation procedures related to cost certifications.

Tax Fees

The aggregate fees billed by PwC for Tax services rendered to ExxonMobil for the fiscal year ended December 31, 2007, were $21.6 million (versus $18.5 million for 2006). These services are described below.

- PwC assisted in preparing tax returns for individual ExxonMobil expatriate employees. These fees were $20.2 million for 2007 (versus $17.4 million for 2006). In 2005, ExxonMobil began to transition tax return preparation assistance to other service providers. We expect to complete this transition by the end of 2008.
- PwC also assisted various ExxonMobil affiliates with the preparation of local tax filings and related tax services. These fees were $1.4 million for 2007 (versus $1.1 million for 2006).

All Other Fees

The aggregate fees billed by PwC for services rendered to ExxonMobil, other than the services described above under "Audit Fees," "Audit-Related Fees," and "Tax Fees," for the fiscal year ended December 31, 2007, were zero (also zero in 2006).

Other than Audit-Related and Tax services of the type described above, ExxonMobil does not envision obtaining other non-audit services from PwC.

PwC has been ExxonMobil's independent auditing firm for many years, and we believe they are well-qualified for the job. A PwC representative will be at the annual meeting to answer appropriate questions and to make a statement if he desires.

The Audit Committee recommends you vote FOR this proposal.

SHAREHOLDER PROPOSALS

We expect Items 3 through 19 to be presented by shareholders at the annual meeting. Following SEC rules, other than minor formatting changes, we are reprinting the proposals and supporting statements as they were submitted to us. We take no responsibility for them. On request to the Secretary at the address listed under "Contact Information" on page 3, we will provide information about the sponsors' shareholdings, as well as the names, addresses, and shareholdings of any co-sponsors.

The Board recommends you vote AGAINST Items 3 through 19 for the reasons we give after each one.

ITEM 3 — SHAREHOLDER PROPOSALS PROHIBITED

This proposal was submitted by the Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, MD 20854.

"Resolved: That the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

Supporting Statement:

Stock ownership has become politicized. Many shareholders own stock in publicly-owned corporations in order to use the corporations as a means of advancing the particular shareholders' social or political agenda.

A primary tool of 'activist' or 'nuisance' shareholders is the submission of non-binding precatory (advisory) proposals for discussion and vote at annual meetings of shareholders.

Last year, activist and nuisance shareholders submitted 11 precatory proposals requesting that the Company take action that could result in increased activist shareholder pressure and influence over corporate governance, executive compensation, corporate political contributions, employment policy, and environmental practices.

We believe the purpose of such proposals is to harass and intimidate the Company into actions that it would not ordinarily undertake and that, in fact, may be harmful to the Company and bona fide shareholders."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board welcomes and encourages input from our shareholders. At the same time, the Board does not believe the proxy statement is the most appropriate venue for many of the issues currently raised by shareholder proposals. However, the Board also does not believe the By-Law amendment proposed by the proponent is the best way to carry out reform of the shareholder proposal process at this time.

ITEM 4 - DIRECTOR NOMINEE QUALIFICATIONS

This proposal was submitted by Dr. Sydney Kay, 5718 Harvest Hill Road, Dallas, TX 75230.

"WHEREAS Most Director nominees come from businesses totally unrelated to the corporation to which they have been nominated.

WHEREAS It is known, throughout the financial industry, that Chairmen and CEOs have the power to appoint their own Boards of Directors. John Kenneth Galbraith, the renowned economist, said it bluntly: 'Senior Executives in the great corporations of this country set their own salaries... and stock option deals... subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along.' (*The Dallas Morning News*, 1-16-2000, p. 1/10E);

WHEREAS Most corporate Boards in the United States consist of present or past Chairmen and/or CEOs and Presidents of other corporations who, back home, *have or had the power to nominate their own Boards of Directors;*

WHEREAS Directors, nominated in such a fashion, have been called 'Puppets,' by the author of this Proposal; 'Flunkies' by David Broder of *The Washington Post*, and 'Rubber-Stampers' by Steve Hamm of *BusinessWeek;*

WHEREAS Paul Volcker, former Chairman of the Federal Reserve Board, said, 'Stock options have been the principal source of egregious excesses in executive compensation over the past decade without exception.' (*Nightly Business Report*, PBS, 9-17-2002)

WHEREAS Arthur Levitt, past Chairman of the Securities and Exchange Commission, said, 'I spoke time and time again of the failure of the Board of Directors to do anything but act like absolute lambs in the face of their management companies.' (*Wall Street Week with Fortune*, 11-8-2003, PBS-TV)

WHEREAS Sir J. E. E. Dalberg said, 'Power tends to corrupt and absolute power corrupts absolutely';

WHEREAS ALL the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have *genuine feelings of fiduciary responsibility to its shareholders*. Their allegiance tends to be directed to the Chairmen or CEOs who appointed them, as revealed in the enormously distorted Compensation Packages awarded to these Principal Executives *that are often totally unrelated to corporate Performance as measured by the 'Net Income' reported to the SEC and recorded in the Annual Report.*

WHEREAS Salaried employees shall NOT qualify as Director Nominees: *Their presence on the Board corrupts and destroys its function* as a *truly and totally independent executive governance body.*

WHEREAS *To have a truly and totally independent executive governance Board of Directors* the nominees must come from sources over which Chairmen, Presidents, CEOs, and the other Principal Corporative Executives have no input or control whatsoever;

THEREFORE, IT is RECOMMENDED that, to return ethics to the selection process, beginning with the 2009 Annual Meeting of the shareholders, to qualify for nomination to the Board of Directors ALL nominees shall be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least three million dollars* ($3,000,000) of the corporation's shares, and/or:
2. Individuals representing Mutual, Pension, State Treasuries of Teacher, Labor or Employee Funds, Foundations or Brokerages holding *at least five million* (5,000,000) *voting shares* in the corporation to which they stand for nomination."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes the current process for nominating, vetting, and subsequently electing directors is working effectively.

The Board believes the criteria suggested by the proponent are entirely too narrow and would severely limit its ability to identify and recruit the most qualified candidates to serve on the Board.

The proposal also precludes any "salaried employees" from being on the Board. We believe that appropriate representation on the Board from the senior executive ranks of the Corporation is essential to the Board's effective operation.

ITEM 5 – BOARD CHAIRMAN AND CEO

This proposal was submitted by clients of Ram Trust Services, 45 Exchange Street, Portland, ME 04101, as lead proponent of a filing group.

"RESOLVED, that the shareholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that, whenever possible and subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

1. 40% of ExxonMobil shareholders supported this resolution in 2007;
2. Shell and British Petroleum in recent years appear to have benefited from having different individuals as Chair and CEO;
3. Experience at a previous ExxonMobil Annual meeting (2004, not presided over by Mr. Tillerson) illustrates that shareholders might benefit from a chairman separate from the Chief Executive Officer. Symptomatic of the dangers inherent in both positions being vested in one individual are a lack of responsiveness and arbitrariness: (The following transcript is edited for clarity.)

Lee Raymond, ExxonMobil CEO and Chair of the Board of Directors: 'I move item number two the ratification of independent auditors, PricewaterhouseCoopers, as it is printed in your proxy statement. Are there any comments?'

Dale McCormick, State Treasurer of Maine: 'Good Morning, Mr. Raymond, I'm Dale McCormick, the Treasurer of the great State of Maine. (applause) Ah, I see people have been to our fair State and come again, please. I'm an Institutional Investor; I represent many Institutional Investors and I'd like to know if the auditor is here so that I might pose a question?'

Lee Raymond: 'Mr. Paterson, right down here.'

Dale McCormick: 'Great, hello Mr. Paterson. I'd like to know what provisions you have made on the financial statements for damage caused by climate change. Climate change is a potential liability and I wonder if you have reserved for it on the balance sheet?'

Mr. Paterson: 'The responsibility for provisions in the financial statements are those of management and I'm not sure that I am the appropriate person to respond to that question.'

Dale McCormick: 'Thank you. Then may I pose that question to Mr. Houghton who is the chair of the audit committee?'

Lee Raymond: 'You may not, you may not.'

Dale McCormick: 'Why sir?'

Lee Raymond: 'Because that's not – the audit committee looks at the recommendations of management, that's properly the responsibility of the controller of the corporation.'

Dale McCormick: 'May I pose it to you?'

Lee Raymond: 'Oh, sure. You can pose anything to me. (laughter)'

Dale McCormick: 'Will you answer me then?'

Lee Raymond: 'Oh, that's a different question? (more laughter)'

Dale McCormick: 'Sir, I do not think it is a matter of laughter when an institutional investor representing over 3 million shares can not get answers to an important question like this.'

Lee Raymond: 'The question is precisely what?'

Dale McCormick: 'What provisions have you made on the financial statements for the damage caused by climate change and the potential liability [resulting therefrom].'

Lee Raymond: 'It's neither likely nor could it be estimated."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that the decision as to who should serve as Chairman and Chief Executive Officer, and whether the offices should be combined or separated, is the proper responsibility of the Board. The members of the Board possess considerable experience and unique knowledge of the challenges and opportunities the Company faces. They are, therefore, in the best position to evaluate the current and future needs of the Company, and to judge how the capabilities of the Company's directors and senior managers can be most effectively organized to meet those needs. The Board believes that the most effective leadership structure for Exxon Mobil Corporation at the present time is for Mr. Tillerson to serve as both Chairman and CEO.

The Board believes very strongly that there is NO single best organizational model that would be most effective in all circumstances. The Board retains the authority to modify this structure to best address the Company's unique circumstances, and so advance the best interests of all shareholders, as and when appropriate.

Further, the Company has a strong governance structure in place with many processes to provide for independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These governance processes are reflected in the Corporate Governance Guidelines and the various Committee Charters that are available on our Web site. Some of the relevant sections in these documents explain that:

- The Board has adopted a Presiding Director model. The Presiding Director (a role that rotates between the Chairs of the Compensation and Board Affairs Committees) chairs meetings of the independent directors and provides consolidated feedback from those meetings to the Chairman.
- EACH director is responsible for helping ensure that meeting agendas are appropriate and that sufficient time and information are available to address issues the directors believe are significant and warrant their attention. Each has the ability to request additional meetings of the independent directors as necessary.
- The Board Affairs Committee oversees robust processes for shareholders and other stakeholders to communicate in writing to the directors individually, to the various committees of the Board, and to the full Board on matters of significance. These processes are outlined on our Web site, and are published in this proxy statement (see page 10).

ITEM 6 – SHAREHOLDER RETURN POLICY

This proposal was submitted by Mr. Edward Mergens, 420 East Log Hill Road, Pagosa Springs, CO 81147.

"During this period of record profits, the shareholders interests are not being protected by ExxonMobil's management. Management needs to develop a formal policy that reflects the philosophy expressed in ExxonMobil's interviews given to the investment community by Senior Management. During these interviews, (notably one by CEO Tillerson on CNBC to Maria Bartoromo) the leadership repeatedly stressed that the sole objective of ExxonMobil's investment program was increased fair return to the shareholders. When pressed by Bartoromo, as to whether it wasn't more likely using record earnings for increasing the company's raw material position or market position, according to Mr. Tillerson, that's not it, but was to insure a fair return to shareholders. However, when record profits were made in 2006, Exxon management did not use all in exploration spending or refining expansion, but instead took the remaining money from record profits earned to make only a minor return to shareholders, while putting a major part of those record profits in an ExxonMobil stock buyback program.

This proposal is about more equitable sharing of retained earnings. In illustration, ExxonMobil claimed a 12.3% increased payment to shareholders (see page 4 of the 2006 Annual Report). This was very misleading. Using the per share percentage figures shown on page 41 of the report it's true. However in reality, cash actually paid to shareholders, (Financial Highlights on page 5), between 2005 vs. 2006 the increase was only 6%, meanwhile, ExxonMobil's net income increased more than 9% during the same period.

Thus, ExxonMobil retained for itself a higher percentage of its earnings, instead of making commensurate return to shareholders. The corporation put with these retained record earnings money into a $25 billion fund to buy back its own shares, weakening shareholders position.

It may be argued that this program might benefit shareholders, providing a continuing demand for the stock, boosting the price. Unfortunately, this is largely theory, since stock price is mainly driven by earnings, and in this case, the price of crude oil, not buyback. However, stock repurchases do have other corporate benefits, not shared by the investors. In repurchasing, ExxonMobil can add shares to the authorized, but not issued stock pool. Once repurchased, ExxonMobil no longer has to pay money on that stock to shareholders. In this case, non-payment could save about $250 million annually. In addition, this self aggrandizement of the company, now allows issuing more stock options, which management solely decides, without input from others. Options are more likely, since options can be made using the larger authorized stock pool.

In view of this disproportionate allocation of retained earnings, between shareholders and management, this proposal asks:

That the Management and the Board of Directors issue and adopt a policy statement, To Wit, that the ExxonMobil management and Board be bound by this policy directive, to give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that this shareholder proposal is not in the best interests of the majority of the Corporation's shareholders. The Board regularly considers the amount and mix of cash distributions to shareholders, consistent with the Corporation's objective of growing long-term shareholder value. The proposed policy statement would constrain the Board's ability to allocate funds in a manner consistent with the Corporation's objective.

The Corporation has a long-standing shareholder distribution strategy designed to maximize value for all shareholders using both dividends and share buybacks. The Board believes that its strategy has served shareholders well as a group, balancing individual preferences, and that it remains the most effective approach to deliver the highest shareholder value.

The distribution strategy of the Corporation is intended to provide shareholders reliable and growing cash income over time through regular dividends and share appreciation created by reducing shares outstanding. Share buybacks are widely acknowledged in the business and academic communities as more efficient than dividends for the majority of shareholders.

Contrary to statements included in the proposal, the Company has not issued stock options to executives since 2001.

The Corporation has significantly increased total shareholder distributions by way of dividends and share buybacks in recent years. Total distributions reached $23 billion in 2005, or about 64 percent of earnings. Distributions further increased to $33 billion in 2006, and a record $36 billion in 2007, equivalent to an earnings payout of 88 percent. The Corporation's record over the last three years provides further evidence of the Board's commitment to shareholder distributions.

ITEM 7 – SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

This proposal was submitted by The Needmor Fund, 3306 NW 71st Street, Seattle, WA 98117, as lead proponent of a filing group.

"RESOLVED, that shareholders of ExxonMobil request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ('NEOs') set forth in the proxy statement's Summary Compensation Table (the 'SCT') and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the

Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 'say on pay' resolutions with companies, averaging a 42% vote where voted upon including 41% at ExxonMobil. In fact, eight resolutions received majority votes.

In addition, the advisory vote was endorsed by the Council of Institutional Investors and a survey by the Chartered Financial Analyst Institute found that 76% of its members favored giving shareholders an advisory vote. A bill to provide for annual advisory votes on compensation passed in the House of Representatives by a 2-to-1 margin.

Aflac decided to present such a resolution to investors in 2009 and TIAA-CREF, the largest pension fund in the world, held its first Advisory Vote in 2007. As a result of discussions between investors and companies, a Working Group on the Advisory Vote was established to further study how such a practice would be implemented in the U.S. markets to provide advice to investors and companies alike.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the 'directors' remuneration report,' which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on the company's senior executive compensation, as reported each year."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that the Company has demonstrated that a thorough, thoughtful, and transparent approach to executive compensation – including a number of very effective ways for shareholders to express their views on these matters – is already in place at ExxonMobil. Therefore, the Board believes the adoption of an advisory vote policy as suggested by the proponent is unnecessary and not warranted.

The Compensation Committee is responsible for defining and explaining the Company's overall executive compensation philosophy, and administering and approving all elements of compensation for the Company's senior executives. In carrying out these responsibilities, the Committee is committed to act in the best interests of both the Company and its shareholders.

As outlined in this proxy, a strong executive compensation design and review process exists. The Board works diligently to ensure that the Company's compensation philosophy and elements drive behavior that is aligned with long-term shareholder value creation. The "Compensation Discussion and Analysis" (CD&A) clearly describes how our plans are designed and administered. As explained in detail in the

CD&A section of this proxy statement, we believe ExxonMobil's superior performance clearly shows that our executive compensation program is achieving its intended goals.

The Directors have unique, direct knowledge of senior executives' performance, participate directly in the Company's strategy development, and are advised by professional compensation consultants. Any vote by shareholders would be based on incomplete information.

The Board believes the detailed disclosure in the proxy statement provides shareholders with sufficient information to understand how the Compensation Committee has discharged its responsibilities. Shareholders who wish to express their views to the Board have several effective ways to do so – all of which are considerably clearer and therefore more effective than an up or down advisory vote. Shareholders can:

- Write to any Board member or group of Board members and describe their views specifically on executive compensation or on any other material matter.
- E-mail any Board member or group of Board members through the communication portal on the Company's Web site.
- Write or e-mail Company management representatives and discuss specific concerns with the appropriate department managers and/or staff.
- Attend the annual meeting of shareholders and express their views in that forum.

The Board has proactively addressed compensation design to ensure the Company's compensation approach achieves the Board's objectives. In some cases this means we lead changes, and in other cases we have not adopted popular approaches because they were not aligned with the long-term nature of our business. For example:

- In recent years, the Compensation Committee has eliminated reimbursement of club membership dues and fees, eliminated deferred compensation arrangements, and eliminated tax gross-ups on items considered to be perquisites.
- We grant restricted stock with the longest restricted periods of which we are aware. The restricted periods extend up to 10 years after retirement, and are not subject to acceleration except in case of death.
- Our incentive plans have long placed executive compensation at risk of forfeiture in case an executive engages in activity that is detrimental to the interests of the Corporation. In addition, we recently amended our bonus plan to include a provision to recoup performance-based awards from senior executives in case of a restatement of results, even if the executive was not responsible for the mis-statement.
- Executives do not have employment contracts at ExxonMobil; all are "at-will" employees. Nor does the Company have severance payment plans in place for senior executives.
- The Company has adopted a robust director resignation policy to recognize the principles associated with majority voting for directors.

The Board believes these examples demonstrate that the Company is responsive to shareholder input, and to governance developments, and that therefore the processes in place to receive and consider shareholder feedback are effective.

ITEM 8 – EXECUTIVE COMPENSATION REPORT

This proposal was submitted by NorthStar Asset Management, 43 St. John Street, Jamaica Plain, MA 02130.

"WHEREAS: In 2006, the total compensation of our CEO Rex Tillerson exceeded $13 million including salary, bonus, restricted stock, and the value of his stock awards. In addition, SEC filings report that he holds stock options valued at $53 million and has pension benefits valued at over $18.5 million.

In contrast, the average US worker made just over $29,000 last year. While Mr. Tillerson brought home $50,000 a *day*, the average US worker's daily pay was just over $100.

In 1980, CEOs in the US were paid 40 times the average worker. Last year, Mr. Tillerson was paid 440 times the average US worker.

The New York Times reports, 'Analysts estimate that every $1 increase in the per-barrel price of oil translates into a 1.5% increase in ExxonMobil's earnings. Because a significant portion of executive pay at ExxonMobil is related to earnings growth..., rising oil prices mean bigger paychecks.'

Additionally, legislation passed by the House of Representatives in April 2007, and currently being considered in the Senate, requires shareholders' approval of executive compensation packages.

ExxonMobil prides itself on being a low cost operation. Yet we clearly pay our CEO on a grand scale. As shareholders, it is essential to understand specifically how this level of compensation creates shareholder value.

RESOLVED:

Shareholders request the Board to initiate a review of our company's executive compensation policies and to make available, upon request, a report of that review by December 1, 2008 (omitting confidential information and prepared at a reasonable cost). We request the report include:

1. A comparison of the total compensation package of our CEO and our company's lowest paid U.S. workers in September 1997 and September 2007.
2. An analysis of changes in the relative size of the gap between the two groups and the rationale justifying this trend.
3. An evaluation of whether our top executive compensation package (including, but not limited to, options, benefits, perks, loans, insurance policies and retirement agreements) is excessive and should be modified.
4. An explanation of whether the issues of sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of executive pay to more reasonable and justifiable levels.

Supporting Statement

We believe all ExxonMobil employees work together to create value for shareholders and customers. We also believe the company has the ability to increase shareholder value by reinvesting in the whole company, not just a single individual. It is not clear how the company's executive pay incentives are creating the desired and beneficial effect on shareholder value. As shareholders we are concerned that the over-compensation of top executives has a negative effect on employee morale and customer trust.

Please vote FOR this resolution."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board does not support this proposal because executive compensation is already benchmarked annually against other large U.S.-based companies across industry, aligned internally to be equitable, and reviewed annually by the Compensation Committee, which consists solely of independent directors. The Board believes the compensation information disclosed in the proxy statement provides information that is more meaningful for shareholders than the analysis that is requested by this proposal.

The basis of ExxonMobil's compensation program is to compensate each individual, executive or non-executive, at a level that recognizes the individual's experience, performance, and level of responsibility. Compensation should be competitive with that of persons performing similar jobs at other companies with whom the Company competes for employee talent. ExxonMobil's compensation programs are internally aligned, but the Committee does not believe a specific numeric ratio between the compensation of the CEO and the compensation of an employee in an entirely different job is meaninglul or an appropriate factor in setting compensation.

The "Compensation Discussion and Analysis" section beginning on page 19 of this proxy statement provides a detailed discussion of our compensation goals and methods.

ITEM 9 – INCENTIVE PAY RECOUPMENT

This proposal was submitted by Mr. Chris Rossi, P.O. Box 249, Boonville, CA 95415.

"9 – Recoup Unearned Management Bonuses

RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s). This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.

This proposal applies to all such senior executives who received unearned bonuses, not merely the executives who cooked the books. This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

This proposal topic won 62%-support at the Motorola 2007 annual meeting. This proposal is also similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated income in the fiscal year ending March 31, 2000 by reporting income from contracts before they were signed.

Bonuses for senior executives in that year were based on income exceeding goals. Sanjay Kumar, then CEO, thus received a $3 million bonus based on Computer Associates' supposedly superior performance. Subsequently Mr. Kumar did not offer to return his bonus based on discredited earnings. Mr. Kumar was later sentenced to 12-years in jail in regard to his employment at Computer Associates.

There is no excuse for over-compensation based on discredited earnings at any company. It is particularly important to support this proposal because of our history of outrageous CEO pay. For instance our ex-CEO Mr. Raymond was entitled to $350 million.

The scandal over backdated stock options is yet one more reminder that the executive class of many corporations seek over-compensation based on undeserved earnings.

Recoup Unearned Management Bonuses
Yes on 9"

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board agrees with the proponent that senior executives should not profit on the basis of overstated financial or operating results. However, the Board believes this proposal is unnecessary since the Company has long had programs and practices in place to address the proponent's concerns, and has taken steps to further clarify this intent.

The new Board Statement on Incentive Compensation in Case of Restatement, which is available on the ExxonMobil Web site, supports this view. Consistent with the Statement, the Board also amended the Short Term Incentive Program under which incentive bonuses and other payments are granted and paid to our executives to give the Board the right to require repayment from executive officers in case of a material negative restatement of financial or operating results.

With the addition of the new Board statement and incentive plan amendment described above, we believe that ExxonMobil has taken the necessary action to enable the Company to recoup compensation from executive officers as contemplated by the proposal. In fact, we believe the Company's action is more effective for this purpose than a By-Law action would be, and, therefore, substantially implements the proposal.

Contrary to what is implied in the proposal, ExxonMobil executives are "at-will" employees of the Corporation and do not have employment contracts, severance agreements, or change in control arrangements with the Company.

ExxonMobil's incentive programs are carefully structured so that at any given time, and in most cases for many years after retirement, a substantial portion of an executive's personal net worth in the form of outstanding incentive awards will be subject to cancellation or forfeiture if the executive is found to have engaged in detrimental activity.

ITEM 10 – CORPORATE SPONSORSHIPS REPORT

This proposal was submitted by Dr. Martha Burk, 323 Morning Sun Trail, Corrales, NM 87048.

"Whereas,

ExxonMobil has a strong antidiscrimination statement, stating:

'ExxonMobil's policy on discrimination is clear and straightforward. Our all-inclusive, intentionally broad policy prohibits any form of discrimination or harassment, in any company workplace, anywhere in the world – and this policy applies equally to employees, supervisors, contractors, or anyone else in the company's employ.'

Yet ExxonMobil's antidiscrimination policy is not as straightforward regarding company expenditures for sponsorships and executive perks with institutions that don't comply with the clear intent of its antidiscrimination statement.

ExxonMobil is a lead sponsor of the Masters Golf Tournament, owned by and held at Augusta National Incorporated, an organization that explicitly excludes women from membership.

Resolved,

Shareholders request the Board of Directors conduct a special review of ExxonMobil's antidiscrimination statement as it pertains to corporate sponsorships and executive perks and publish a summary report addressing the following:

1) What company funds are presently expended on corporate sponsorships and executive perks, like country club memberships and entertainment at or in conjunction with institutions that discriminate against groups protected by the company's antidiscrimination statement?

2) Would the company sponsor an event held at a venue barring African Americans, Jews or homosexuals from membership?

3) How is the company's antidiscrimination statement applied to decisions concerning sponsorships and executive perks?

The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders upon request no later than December 1, 2008.

Supporting Statement

ExxonMobil's strong antidiscrimination statement demonstrates a commitment to workplace inclusion and opportunity. Failing to apply this statement to corporate sponsorships and executive perks undermines these laudable aspirations. Club memberships are more than about recreation, they are places where important business is conducted. Excluding people from these networking opportunities and decisionmaking venues on the basis of gender, race, religion or sexual orientation is a discriminatory practice denying equal opportunity.

Would ExxonMobil sponsor an event at a club explicitly barring African Americans or Jews from membership? If the answer is 'no,' then why would we sponsor events at institutions that explicitly bar women? ExxonMobil has made public statements that the company draws a distinction between race and gender, which is a harmful message for our employees, customers, and potential investors that the company does not value all of its employees equally. Event sponsorships at venues that discriminate against women also sends a message that gender discrimination is not taken seriously by ExxonMobil.

ExxonMobil has many talented women in high ranking positions. These women should in their own right be able to avail themselves of the networking opportunities that come with club membership, rather than having to be invited into these settings by male colleagues, who because of gender alone are eligible for membership.

Our company rightly extends coverage of its antidiscrimination statement to contractors. Why not also to sponsorships and executive perks purchased with shareholder funds?

Please join us in assuring that the ExxonMobil logo stands for the highest standards of antidiscrimination and vote FOR this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes the report requested is unnecessary given ExxonMobil's unambiguous non-discrimination policy. The Company determines which organizations and events to support based on an assessment of business needs, fit with corporate social objectives, and overall effectiveness. For example, ExxonMobil chooses to sponsor the Masters Tournament because it provides a unique opportunity to promote the Company's messages, including our support for education, to its wide international audience.

ExxonMobil is committed to having a workplace that facilitates the maximum contribution from all of our employees. While there are many factors that are important to creating this type of environment, one of the most significant is having a workplace that is free from any form of harassment or discrimination.

ExxonMobil's policies on non-discrimination are clear and comprehensive. The Company is committed to fostering diversity in the workplace, as well as contributing to organizations that support diversity, especially in the area of education. ExxonMobil is consistently recognized as one of the leading supporters of women- and minority-owned businesses, in terms of actual business awarded. In addition, the Procurement Supplier Diversity Program encourages the hiring of women- and minority-owned companies that provide materials and services that are essential to our businesses.

ExxonMobil launched its Educating Women and Girls Initiative (EWGI) in 2005. EWGI provides funding and applies the Company's core business and management expertise to help women and girls realize their full potential. Projects funded by EWGI reduce barriers that prevent girls from attending school, and give women training to start or improve businesses and nongovernmental organizations.

Reflecting our commitment to diversity, ExxonMobil supports networks for female, African-American, Hispanic, and Asian employees that provide mentoring, coaching, and strategies to enhance personal and professional development.

The Company also supports minority engineering outreach organizations and is the lead supporter of the National Action Council for Minorities in Engineering, the largest privately funded source of minority student scholarships in the U.S.

ExxonMobil has a long history of supporting organizations that help improve career opportunities for women and under-represented groups, with specific focus on the sciences, technology, engineering, and mathematics. Continuing its effort to spur more student interest in math and science, the ExxonMobil Foundation donated $1 million to the Society of Women Engineers. This will support career guidance materials and program outreach activities to help increase the number of women in engineering.

The Company will continue to communicate about its diversity efforts through the *Corporate Citizenship Report* and on the Company's Web site.

ITEM 11 – POLITICAL CONTRIBUTIONS REPORT

This proposal was submitted by Ms. Tracy Burt, 467 Alvarado Street, San Francisco, CA 94114, as lead proponent of a filing group.

"**Resolved,** that the shareholders of ExxonMobil hereby request that the Company provide a report, updated semi-annually, disclosing ExxonMobil's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting of ExxonMobil's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in our company who participated in decisions to make the political contribution or expenditure; and
   c. The internal guidelines or policies, if any, governing the company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term shareholders of ExxonMobil, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to long-term interests of and may pose risks to our company and its shareholders.

ExxonMobil contributed at least $470,000 and possibly more in corporate funds since the 2002 election cycle. (http://www.politicalaccountability.net/content.asp?contentid=418) However, its payments to trade associations used for political activities are undisclosed and unknown.

Trade Associations engage in political activities that may adversely impact the long-term interests of the company and its shareholders and the company's reputation. A critical issue is global warming which can have serious consequences for our company. For example, ExxonMobil is a member of the National Association of Manufacturers, which continues to take an outspoken position denying the existence of scientific consensus on global warming and opposing government action. Without disclosure, it is impossible for shareholders to know about payments to trade associations and how they are used by associations for political activities, including those opposing government action on global warming.

Relying on publicly available data does not provide a complete picture of political expenditures. ExxonMobil's Board and shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes the adoption of this proposal is unnecessary, as an itemized listing of corporate contributions to candidates for public office and to political organizations known as "527s" at the state level is already posted on our Web site at *exxonmobil.com/political* and is updated annually.

It is the Corporation's policy to communicate information and views on issues of public concern that have an important impact on the Corporation and our shareholders. The Corporation's policy on political activities is incorporated in our *Standards of Business Conduct* and available on our Web site. All political contributions are consistently reported to governing agencies as and when required by law.

ExxonMobil's business rationale for making political contributions is to contribute to candidates and organizations that favor the strengthening of the free enterprise system and hold views consistent with the best interests of the Corporation.

It is the policy of Exxon Mobil Corporation to make contributions to political candidates and political parties only as permitted by applicable laws and authorized by the Board of Directors. ExxonMobil makes limited political contributions with corporate funds in a small number of states in the United States where such contributions are legal. The Corporation also makes limited contributions to political organizations commonly known as "527s."

All corporate political contributions are approved by the Vice President for Public Affairs and the Chairman of the Board. The Vice President for Public Affairs reports to the Board of Directors on political contributions on an annual basis. The guidelines on political activities are also posted on our Web site.

The Corporation maintains memberships with a variety of trade associations. Under the Internal Revenue Code, the extent to which these associations engage in political activities is disclosed to the IRS by the associations. Itemization of membership dues by the Corporation would increase competition among the trade associations for funding.

ITEM 12 – AMENDMENT OF EEO POLICY

This proposal was submitted by the New York City Employees' Retirement System, 1 Centre Street, New York, NY 10007, as lead proponent of a filing group.

"**Whereas:** ExxonMobil does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 88% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of Fortune 100 companies, according to the Human Rights Campaign; over 30% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Seventeen states, the District of Columbia and more than 160 cities and counties, including the city of Dallas, have laws prohibiting employment discrimination based on sexual orientation;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in March, 2003, 88% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

The Board recommends you vote AGAINST this proposal for the following reasons:

ExxonMobil is committed to having a workplace that facilitates the maximum contribution from all of our employees. While there are many factors that are important to creating this type of environment, one of the most significant is having a workplace that is free from any form of harassment or discrimination.

The Board has reviewed in detail ExxonMobil's existing global policies that prohibit all forms of discrimination, including those based on sexual orientation and gender identity in any Company workplace, anywhere in the world. In fact, ExxonMobil's policies go beyond the law and prohibit any form of discrimination. Based on these existing all-inclusive, zero-tolerance policies, the Board does not support this proposal.

The Corporation's Equal Employment Opportunity (EEO) and Harassment in the Workplace policies, which are included in the *Standards of Business Conduct* (*Standards*) constitute the foundational documents of our employment non-discrimination policy. The EEO communication initiatives, training programs, and investigating and stewardship processes explicitly state that any form of discrimination or harassment in the workplace based on sexual orientation will not be tolerated, and more broadly, that no form of discrimination or harassment in the workplace will be tolerated. It is these elements, as a totality, that constitute ExxonMobil's policies.

As stated in the EEO portion of the *Standards*, the Corporation administers its personnel policies, programs, and practices in a non-discriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training. ExxonMobil is a meritocracy, with programs and policies designed to employ the best people, recognize and reward superior job performance, and to create an environment in which employees can maximize their contributions and reach their full potential. A discrimination-free environment is essential to meet these objectives.

Further, a written statement by our Chairman regarding ExxonMobil's commitment to non-discrimination on the basis of sexual orientation is widely accessible to all employees on the Company intranet, and we provide training programs for new employees and refresher courses for existing employees. The harassment training material included in our *Working Together* booklet includes an example specifically based on sexual orientation. Finally, as a part of our ongoing policy compliance stewardship, ExxonMobil also has annual reporting and compliance procedures, which include a letter to all senior managers emphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination.

ITEM 13 – COMMUNITY ENVIRONMENTAL IMPACT

This proposal was submitted by The Episcopal Church, 815 Second Avenue, New York, NY 10017, as lead proponent of a filing group.

"Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil – both within its permits and emergency emissions – to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranks 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. 'People are living cheek by jowl with refinery pollution.' (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts – not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the 'fence-line communities' near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may 'pose greater risk of accident and injury than those in counties with fewer African-Americans.' *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the*

Socio-economic Status of Surrounding Communities, 58 Journal of Epidemiology and Community Health, 24-30 (2004)."

The Board recommends you vote AGAINST this proposal for the following reasons:

ExxonMobil is committed to operating in an environmentally responsible manner in every place we do business. The Corporation communicates with shareholders and the public about our environmental performance through the *Corporate Citizenship Report* (CCR), national reporting systems, and site-based communication processes. The Board believes the additional report requested by this proposal would be duplicative to information already available to the public.

ExxonMobil's Environmental Policy clearly states the Company will comply with all applicable laws and regulations and apply responsible standards where laws do not exist. Assessments of performance are conducted at each site via the Operations Integrity Management System, which includes environmental performance expectations and is fully compliant with the International Organization for Standardization's standard for environmental management systems (ISO 14001).

ExxonMobil has had detailed guidelines in place since 1998 for the assessment of environmental aspects and mitigation of potential impacts. In 2007, the Company revised this Environmental Aspects Guideline to enable more comprehensive identification and risk-based assessments of environmental impacts. These assessments provide input to our Environmental Business Plans, which are utilized by all sites to systematically identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve those targets.

For example, we have reduced our air emissions such as sulfur dioxide, nitrogen oxides (NOx), and volatile organic compounds (VOC) by 11 to 20 percent from 2003 to 2006. In addition, since the launch of our Global Energy Management System in 2000, we have identified opportunities to improve energy efficiency of our refineries and chemical plants by 15 to 20 percent. More than 50 percent of these opportunities have been captured. For example, through actions taken in 2006 and 2007 we reduced GHG emissions by about 5 million metric tons in 2007, equivalent to removing about one million cars from U.S. roads. In 2007, our Baton Rouge Refinery was presented the EnergyStar Award by the U.S. Environmental Protection Agency in recognition of the facility's industry-leading improvements in energy efficient operations. This refinery has reduced VOCs by 72 percent and NOx by 31 percent compared to 1990, and reduced flaring by 69 percent compared to 2004.

An integral step in assessing and mitigating potential environmental impacts is the ability to accurately monitor emissions. ExxonMobil has been active in the development and application of Leak Detection and Repair, and air and water monitoring technologies enabling significant reductions in fugitive emissions across our operations, such as the 72-percent reduction in fugitive emissions from equipment at the Baton Rouge Refinery since 2000.

ExxonMobil is committed to ongoing engagement with communities in which we operate. The Corporation has implemented globally Best Practices in External Affairs (BPEA), our primary management system for external affairs. BPEA is a strategic planning and management tool that teaches and encourages ExxonMobil affiliates to seek and practice excellence in community relationships at every level. During the life of a project or facility, we meet regularly with community leaders, community associations, and nongovernmental organizations that are interested in our operations. This helps us better understand the viewpoints and concerns of the diverse communities in which we operate, and provides us with an opportunity to share information on operational processes, environmental safeguards, and future plans. At many sites, these relationships have been formalized through Citizen Advisory Panels that meet routinely with facility management.

Through the *CCR*, available on our Web site at *exxonmobil.com/citizenship*, the Company reports on key Environmental Performance Indicators consistent with the published International Petroleum Industry Environmental Conservation Association Guidelines, including air emissions, spills, and hydrocarbon to water. The Company participates in numerous publicly available national reporting systems, such as the European Pollutant Emission Register, U.S. Toxics Release Inventory, and Japanese Pollutant Release and

Transfer Register. Further, many of our affiliates and operating facilities produce citizenship reports or community newsletters to communicate site-specific information locally.

ExxonMobil has donated over $100 million to community and social development programs, and over $75 million to health and environmental programs since 2000. The Company supports research to understand the impacts of air quality on health including support for the Mickey Leland National Air Toxics Research Center and The National Environmental Respiratory Center.

ITEM 14 – ANWR DRILLING REPORT

This proposal was submitted by Green Century Capital Management, 114 State Street, Suite 200, Boston, MA 02109, as lead proponent of a filing group.

"WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, musk oxen, polar bears, snow geese and 180 species of other migratory birds;

The U.S. Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet;

The coastal plain of the Arctic Refuge is the only section of Alaska's entire North Slope not open for oil and gas leasing, exploration and production;

RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should consider the implications of a policy of refraining from drilling in this area.

Supporting Statement

'Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage.' – President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, the North Slope now hosts one of the world's largest industrial complexes. In fact, oil companies already have access to an overwhelming majority of Alaska's North Slope. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxides and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The coastal plain is the biological heart of the Refuge, to which the vast Porcupine River caribou herd migrates each spring to give birth. The Department of Interior has concluded that development in the coastal plain would result in major adverse impacts on the caribou population. According to biologists from the Alaska Department of Fish and Game caribou inhabiting the oil fields do not thrive as well as members of the same herd that seldom encounter oil-related facilities.

The coastal plain is also the most important onshore denning area for the entire South Beaufort Sea polar bear population, and serves as crucial habitat for musk oxen and for at least 180 bird species that gather there for breeding, nesting and migratory activities.

Balanced against these priceless resources is the small potential for economically recoverable oil in the coastal plain. In fact, the most recent federal estimate predicted that only 3.2 billion barrels would be economically recoverable in the coastal plain – less than 6 months worth of oil for the United States.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery."

The Board recommends you vote AGAINST this proposal for the following reasons:

This proposal is essentially the same as proposals submitted for the ExxonMobil annual meetings in 2000, 2001, and 2002. More than 90 percent of the votes cast by shareholders in these years were AGAINST this proposal. Given the uncertainties about timing and content of potential changes in the federal regulations prohibiting Arctic National Wildlife Refuge (ANWR) development, the Board believes preparation of a report on a hypothetical drilling program would be a waste of Company resources.

Oil and gas exploration and development in ANWR is currently prohibited by federal regulations. ANWR encompasses 19 million acres, of which the Coastal Plain is about 1.5 million acres. The U.S. Department of Interior estimates the Coastal Plain could contain between 9 and 16 billion barrels of recoverable oil. ExxonMobil has no property interests or rights to acquire property interests or drilling rights in the Coastal Plain. However, if the federal government chose to allow exploration and development, the Company might pursue those opportunities.

ExxonMobil supports environmentally responsible exploration and development within the Coastal Plain of ANWR. Technological and environmental protection developments across the industry have demonstrated the ability to develop oil and gas reserves in environmentally sensitive areas by minimizing surface disruption and facilities, and implementing reasonable protection measures. ExxonMobil's Sakhalin development in eastern Russia is an example of this ability.

ExxonMobil has Environmental Aspects Guidelines in place to enable comprehensive identification and risk-based assessment of potential environmental impacts. These assessments provide input to our Environmental Business Planning processes which systematically identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve those targets.

ITEM 15 – GREENHOUSE GAS EMISSIONS GOALS

This proposal was submitted by the Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, NJ 07042, as lead proponent of a filing group.

"WHEREAS:

The International Energy Agency warned in its 2007 World Energy Outlook that 'urgent action is needed if greenhouse gas [GHG] concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system.'

ExxonMobil operates in countries that have ratified the Kyoto Protocol, obliging them to reduce GHG emissions below 1990 levels by 2012. Yet Kyoto targets may be inadequate to avert the most serious impacts of global warming. Dozens of companies, including competitors ConocoPhillips, BP America, and Shell, have endorsed calls for the US to reduce carbon emissions by 60-80% by 2050. 150 global corporations have called on world leaders to finalize a comprehensive, binding UN framework to tackle climate change, urging already industrialized nations to make the greatest efforts (11/30/07).

ExxonMobil has minimally invested in cogeneration, improved energy efficiency in refineries, reduced gas flaring, and supported climate research. For five years, ExxonMobil has stressed its donation to Stanford University's Global Climate and Energy Project, and its partnerships with Toyota and Caterpillar on advanced fuels and engines, yet shareholders are given little information on progress or outcomes regarding these initiatives.

ExxonMobil has identified opportunities to increase operational energy efficiency by 15-20%, yet has implemented only half of these, missing potential savings of $750 million per year (*Carbon Disclosure Project 5*). ExxonMobil's global energy costs for 2006 totaled $10 billion, equal to 1,475 trillion BTUs of energy.

Despite its well-publicized efforts, ExxonMobil's global CO_2 emissions increased from 2003 to 2006 – absolute operational emissions were 145.5 million metric tons in 2006, a 5.4% increase since 2005 (*CDP5*).

BP, Shell, ConocoPhillips, and Chevron each have significant commitments to investments in renewables, low-carbon technologies to reduce emissions, integration of the cost of carbon into strategic planning and investments, and compensation incentives for climate performance. These commitments have already enabled competitors to: secure positions in specific alternative energy markets, deliver emissions reductions, prepare for regulatory requirements, and raise their credibility in public policy debates.

Shifts in consumer preference, coupled with emissions regulations and sustained high oil prices, could significantly alter ExxonMobil's market assumptions for the next 30 years. A March 2007 Credit Suisse report notes: 'An increase in the efficiency of energy consumption and in the amount of renewable electricity production will likely lower long-term future demand growth for both oil and gas relative to current expectations.'

Proponents are concerned that ExxonMobil's business plan appears to consider few scenarios that incorporate a decline in these markets due to forthcoming regulations and incentives, or governments' need to stabilize global GHG emissions because of the physical risks they pose.

THEREFORE, BE IT RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost."

The Board recommends you vote AGAINST this proposal for the following reasons:

At ExxonMobil, we take the risk posed by rising greenhouse gas (GHG) emissions seriously and are taking action. Our views, actions, and progress on climate change are widely available, for example, in executive speeches, in the report *Tomorrow's Energy: A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options* (2006), in our report to the *Carbon Disclosure Project* (2007), and in the annual *Corporate Citizenship Report*. While investing to increase production, our scientists and engineers are diligently seeking opportunities to improve efficiency and reduce emissions while maintaining leadership in returns to shareholders. As well, the Company will comply with emerging laws and regulations concerning GHG emissions.

In pursuing its business objectives on behalf of shareholders and in meeting society's aspirations for a better future, ExxonMobil seeks to increase oil and natural gas production to meet rising global demand. The primary opportunities for reducing greenhouse gas emissions from the Company's operations are in improving energy efficiency and in reducing flaring. In both areas, the Company's operations have improvement objectives and planned improvement steps that will offset some of the growth associated with higher production and more energy-intensive operations. For example, through actions taken in 2006 and 2007, we reduced GHG emissions by about 5 million metric tons in 2007, equivalent to removing about one million cars from U.S. roads. In Nigeria, we are investing about $3 billion on projects to effectively eliminate routine gas flaring in our operations there. In addition, as part of the American Petroleum Institute's Climate Change Program, ExxonMobil committed to improve energy efficiency by 10 percent between 2002 and 2012 across U.S. refining operations. We are on pace to exceed that commitment, not only in the U.S., but globally as well.

GHG emissions from ExxonMobil's customers' use of its products are determined both by the need for energy and by the efficiency with which the energy is consumed. The Company has active research efforts under way to identify technologies that can improve the efficiency of the use of its products. For example, in the past year, ExxonMobil announced the development of a new technology for on-board hydrogen reforming to power fuel cell vehicles, as well as the deployment of new battery separator films for use in lithium-ion batteries in hybrid and electric vehicles. Both of these technologies demonstrate significant potential to reduce emissions from transport.

Besides efficiency gains, another step to reduce GHG emissions involves more widespread use of natural gas, rather than coal, to produce electric power – an area in which ExxonMobil is well-positioned to enhance supplies. Another means to reduce GHG emissions is carbon capture and storage. We have been involved in the development and utilization of this technology in our own oil and gas operations and in partnership with others for over three decades. In 2006, we agreed to participate in a groundbreaking research initiative sponsored by the European Commission called "CO_2ReMoVe" to establish scientific monitoring standards and determine the reliability of geological CO_2 storage.

Beyond efforts to reduce emissions from our own operations and products, ExxonMobil has also worked to establish and is providing $100 million to Stanford University's long-term Global Climate and Energy Project (GCEP). GCEP is a pioneering research effort aimed at innovation across a broad portfolio of technology areas that can lower GHG emissions on a worldwide scale. Results and progress are available on the GCEP Web site.

ITEM 16 – CO_2 INFORMATION AT THE PUMP

This proposal was submitted by Mr. Mario Lalonne, 19 chemin de Casson, Westmount, Quebec, Canada H3Y 2G9.

"Resolved that Exxon Mobil Corporation inform its customers about the carbon dioxide (CO_2) emissions generated by the gasoline or the diesel fuel they buy. The quantitative information would be provided at the pump and based on average well-to-wheels figures, i. e. encompassing all phases from extraction up to and including consumption.

SUPPORTING STATEMENT:

- Concerns about greenhouse gases, especially carbon dioxide (CO_2), are rising fast. Yet, where millions of daily transactions take place, there is no perceptible effort from the oil industry to disseminate facts and figures relative to CO_2 emissions, be it on the bills, the receipts, or any suitable sign visible at the service point. It would be timely for ExxonMobil, the world's largest publicly traded international oil and gas company, to develop and systematically provide consumer-friendly information about CO_2 emissions.
- Either ExxonMobil takes the leadership in this matter or there is a great risk that it will be forced by numerous governments to comply to many different, less consistent, and less practical information requirements, because concerns about CO_2 emissions will not fade away. Shareholders would benefit from ExxonMobil's decisiveness, but they could suffer prejudice if this opportunity is missed."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board does not believe that consumer labeling at the pump is an effective or appropriate way to address public concerns about climate change or individuals' contributions to greenhouse gas emissions.

CO_2 emissions data from combustion of standard fuels, such as gasoline or diesel, are well known, readily available, and widely disseminated from public sources. In our 2006 *Corporate Citizenship Report*, ExxonMobil provided emissions data for gasoline and diesel. However, such information does little to address the full range of issues that consumers might wish to consider to assess their contribution to greenhouse gas emissions and options to address them. These include consumers' choice of vehicle and practices for commuting and travel. As well, emissions arise from a variety of other choices that consumers make regarding place of residence, housing, appliances, and lifestyle.

ExxonMobil supports and contributes to studies that evaluate the full range of emissions associated with the manufacture and use of petroleum and other fuels for various combinations of existing and advanced fuels and vehicles. Such well-to-wheel studies are complex. In particular, they involve a wide range of inputs and assumptions regarding the original resource, such as crude oil, oil sands, corn, sugar cane, or other biomass; methods of production and refining; and options for vehicles and drive trains. Emissions from well-to-wheels vary considerably – both from well-to-pump, depending on different resources and production options, and from pump-to-wheels, depending on vehicle choice and driving habits.

ExxonMobil provides a range of information on climate issues in various publications and speeches that are readily available on its Web site, particularly the report *Tomorrow's Energy: A Perspective on Energy*

Trends, Greenhouse Gas Emissions and Future Energy Options (2006) and our annual *Energy Outlook*. In particular, ExxonMobil supports efforts to improve energy efficiency and has provided information on actions that individuals can take through widely distributed opinion editorials.

ITEM 17 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested in this proposal on possible climate impacts and on ExxonMobil's views and actions on global climate change are already widely available in existing publications that have been provided to the proponent. In addition, the proponent and colleagues have extensively corresponded with directors and management representatives and personally have met with members of senior management several times in recent years to review the Company's climate change views and actions, and renewable energy technologies. Therefore, the Board does not believe an additional report is warranted.

A number of third-party assessments of the impacts of climate change are publicly available, most notably the recently published *Fourth Assessment Report of the Intergovernmental Panel on Climate Change* (IPCC, 2007), an effort in which ExxonMobil scientists directly participate. The IPCC Report includes an entire, book-length volume on Impacts and Adaptation that discusses impacts and vulnerability of society and ecosystems to future climate change. In view of the comprehensive material available, there is no need for an independent ExxonMobil report on climate impacts.

ExxonMobil's views on future energy demand, greenhouse gas emissions, options to limit growth in emissions, and ExxonMobil's actions to address climate risks are available in several publications including: *Tomorrow's Energy, Corporate Citizenship Report*, and our report to the *Carbon Disclosure Project*. These reports discuss anticipated future trends and the potential for various policies and technologies to limit future emissions.

The cited publications and executive speeches published on the ExxonMobil Web site also discuss ExxonMobil's actions to reduce greenhouse gas emissions in its own operations and the steps we are taking to promote efficiency in the use of our products by customers. These actions include both research and development to create viable options to address climate risks, and steps to commercialize advanced technologies that will reduce future emissions.

ITEM 18 – ENERGY TECHNOLOGY REPORT

This proposal was submitted by the Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233.

"**WHEREAS,** ExxonMobil's (XOM) energy supply faces increasing complexities and difficulties. This sourcing problem arises from various factors: a leveling of our oil supply in Non-OPEC nations, increasing volatility in OPEC nations, unilateral actions in countries like Venezuela who demand contract revisions, a lack of new refineries and old refineries that must be shut down for repairs.

Given such problems, many call for 'U.S. energy independence.' In interviews and debates among Republican Presidential candidates in 2007, John McCain envisioned the nation becoming 'energy independent in five years.' He called for a 'Marshall Plan' in this direction (12.12.07). He also noted a key obstacle toward this realization has been 'special interests,' including 'petroleum companies' (12.11.07). Another Republican candidate, Mike Huckabee, promised that, if elected, he would move the nation to become 'oil free' in our energy consumption in ten years (12.11.07).

This resolution's proponents believe that, ideally, in an interconnected and interdependent world, every nation should have sufficient food and fuel to meet its basic needs, realized in ways that ensure sustainable development.

Among various options being considered that might move the U.S. toward energy independence and sustainability sooner rather than later is engineered geothermal development. This has been suggested by the Massachusetts Institute of Technology, a major recipient of XOM monies, in its effort to address the issue of greenhouse gas reduction and the promotion of alternative energy sources.

'A comprehensive new MIT-led study of the potential for geothermal energy within the United States has found that mining the huge amounts of heat that reside as stored thermal energy in the Earth's hard rock crust could supply a substantial portion of the electricity the United States will need in the future, probably at competitive prices and with minimal environmental impact... Just 2 percent of the U.S. geothermal resource base could yield nearly 2,000 times the power that the nation now consumes each year.' http://web.mit.edu/newsoffice/2007/geothermal.html

Commenting on this dramatic development, *U.S. News and World Report* added that, since geothermal energy, unlike solar or wind, is constant, MIT said it could provide 10% of U.S. base-load energy needs [by 2050] if the nation would spend $1 billion on [jump-starting] its development over the next 15 years – less than the cost of one coal plant. http://www.usnews.com/articles/business/economy/2007/10/26/power-revolution.htm?PageNr=3

Sherri K. Stuewer, XOM's Vice President, Safety, Health and Environment, stated 06.01.07: 'We continue to look for opportunities where our expertise could help make a new energy technology viable on a large scale.'

To ensure any 'new energy technology' by ExxonMobil also helps move the U.S. toward energy independence in an environmentally sustainable way...

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way."

The Board recommends you vote AGAINST this proposal for the following reasons:

ExxonMobil is an industry leader in technology. To identify and develop energy options and improve efficiency, ExxonMobil maintains industry-leading capabilities in research and development spanning many energy options. Our efforts include proprietary research as well as support for and collaboration with leading academic and government laboratories.

As part of its base business strategy, ExxonMobil actively pursues research and commercial activities that contribute to energy security throughout the world by broadening the portfolio of commercially viable energy resources and by extending the life of identified resources through improvements in efficiency of energy supply and use. However, in opinion editorials and executive speeches, ExxonMobil strongly argues that the best way for the U.S., or any country, to successfully manage its energy needs is through interdependence, not energy independence, because, as we have stated before, energy independence is not a realistic possibility.

Because these research and commercialization activities are part of normal, ongoing business operations, the Board sees no need to publish a separate report aimed narrowly at the role of selected technologies in promoting energy independence for the U.S.

Current research activities include consideration of geothermal and other renewable energy sources, as well as efforts to use fossil fuels more efficiently and to reduce emissions, for example, through carbon capture and storage.

Whether or not to commercialize such options is a business decision, based on ExxonMobil's capabilities, market analyses, and anticipated returns to shareholders. In the past year, ExxonMobil has announced the development of a new technology for on-board hydrogen reforming to power fuel cell vehicles and the deployment of new battery separator films for use in lithium-ion batteries in hybrid and electric vehicles.

ITEM 19 – RENEWABLE ENERGY POLICY

This proposal was submitted by Mr. Stephen Viederman, 135 East 83rd Street, 15A, New York, NY 10028, as lead proponent of a filing group.

"There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges 'it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments.'

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil 'believes technology is an essential component of any long-term plan to address climate change risks,' but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO_2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes 'The energy challenges faced by the world are undeniable.' ExxonMobil describes itself as 'Taking on the world's toughest energy challenges.' However, ExxonMobil's failing to enunciate a renewables' policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements is not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear 'it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting.'

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on 'game-changing technologies for the long-term' (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long-term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Corporation's annual *Outlook for Energy – A View to 2030* highlights a substantial increase in energy demand in support of continued economic progress for the world's growing population (available at *exxonmobil.com/energyoutlook*). To help meet this need, the Corporation is investing at record levels in its traditional oil and gas development projects and is actively involved in research on alternative energy technologies. Therefore, the Board believes this proposal is unwarranted.

Experts agree that oil and gas, the Corporation's primary business areas, will remain indispensable to meeting global energy demand for decades. In fact, consistent with the *Outlook for Energy*, the reference case from the International Energy Agency (IEA) estimates that global oil and gas demand growth through 2030 will be close to 10 times the combined amount of growth in biofuels, wind, solar, and geothermal. To meet oil and gas demand, the IEA projects the industry will need to invest, on average, approximately $380 billion a year through 2030. This signals a significant call on the scale and capabilities of the Corporation and, with that, the opportunity to provide tremendous value.

At the same time, our active involvement in research on alternative energy technologies enables the Corporation to readily assess new developments for possible commercialization, and investment as appropriate, to improve shareholder value. In addition to its own significant research, ExxonMobil is working with other institutions, including Stanford University's *Global Climate and Energy Project*, the U.S. Department of Energy, and the European Commission to support breakthrough research to help meet energy and environmental challenges.

Finally, the Corporation's views on long-term future energy and environmental challenges – including potential development of game-changing technologies – are already reported to the public through its annual *Outlook for Energy, Energy Trends* reports (2004 and 2006), and other communications including the annual *Corporate Citizenship Report*.

ADDITIONAL INFORMATION

Other Business

We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.

People with Disabilities

We can provide reasonable assistance to help you participate in the meeting if you tell us about your disability and your plans to attend. Please call or write the Secretary at least two weeks before the meeting at the telephone number, address, or fax number listed under "Contact Information" on page 3.

Outstanding Shares

On February 29, 2008, there were 5,331,546,810 shares of common stock outstanding. Each common share has one vote.

How We Solicit Proxies

In addition to this mailing, ExxonMobil officers and employees may solicit proxies personally, electronically, by telephone, or with additional mailings. ExxonMobil pays the costs of soliciting this proxy. We are paying D.F. King & Co. a fee of $30,000 plus expenses to help with the solicitation. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Shareholder Proposals for Next Year

Any shareholder proposal for the annual meeting in 2009 must be sent to the Secretary at the address or fax number of ExxonMobil's principal executive office listed under "Contact Information" on page 3. The deadline for receipt of a proposal to be considered for inclusion in the proxy statement is 5:00 p.m., Central Time, on December 11, 2008. The deadline for notice of a proposal for which a shareholder will conduct his or her own solicitation is February 24, 2009. On request, the Secretary will provide instructions for submitting proposals.

Duplicate Annual Reports

Registered shareholders with multiple accounts may authorize ExxonMobil to discontinue mailing extra annual reports by marking the "discontinue annual report mailing for this account" box on the proxy card. If you vote via the Internet or by telephone, you will also have the opportunity to indicate that you wish to discontinue receiving extra annual reports. At least one account must continue to receive an annual report. Eliminating these duplicate mailings will not affect receipt of future proxy statements and proxy cards.

Also, you may discontinue duplicate mailings by calling ExxonMobil Shareholder Services at the toll-free telephone number listed under "Contact Information" on page 4 at any time during the year. Beneficial holders can contact their banks, brokers, or other holders of record to discontinue duplicate mailings.

Shareholders with the Same Address

If you share an address with one or more ExxonMobil shareholders, you may elect to "household" your proxy mailing. This means you will receive only one annual report and proxy statement at that address unless one or more shareholders at that address specifically elect to receive separate mailings. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not affect dividend check mailings. We will promptly send a separate annual report and proxy statement to a shareholder at a shared address on request. Shareholders with a shared address may also request us to send separate annual reports and proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to householding should be made by calling ExxonMobil Shareholder Services at the telephone number listed under "Contact Information" on page 4. Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

Financial Statements

The year 2007 consolidated financial statements and auditor's report, management's discussion and analysis of financial condition and results of operations, information concerning the quarterly financial data for the past two fiscal years, and other information, including stock performance graphs, are provided in Appendix A.

SEC Form 10-K

Shareholders may obtain a copy of the Corporation's *Annual Report on Form 10-K* to the Securities and Exchange Commission without charge by writing to the Secretary at the address listed under "Contact Information" on page 3, or by visiting ExxonMobil's Web site at *exxonmobil.com/financialpublications*.

APPENDIX A
FINANCIAL SECTION

TABLE OF CONTENTS

BUSINESS PROFILE

Financial	Earnings After Income Taxes 2007	Earnings After Income Taxes 2006	Average Capital Employed 2007	Average Capital Employed 2006	Return on Average Capital Employed 2007	Return on Average Capital Employed 2006	Capital and Exploration Expenditures 2007	Capital and Exploration Expenditures 2006
	(millions of dollars)				(percent)		(millions of dollars)	
Upstream								
United States	$ 4,870	$ 5,168	$ 14,026	$ 13,940	34.7	37.1	$ 2,212	$ 2,486
Non-U.S.	21,627	21,062	49,539	43,931	43.7	47.9	13,512	13,745
Total	$26,497	$26,230	$ 63,565	$ 57,871	41.7	45.3	$15,724	$16,231
Downstream								
United States	$ 4,120	$ 4,250	$ 6,331	$ 6,456	65.1	65.8	$ 1,128	$ 824
Non-U.S.	5,453	4,204	18,983	17,172	28.7	24.5	2,175	1,905
Total	$ 9,573	$ 8,454	$ 25,314	$ 23,628	37.8	35.8	$ 3,303	$ 2,729
Chemical								
United States	$ 1,181	$ 1,360	$ 4,748	$ 4,911	24.9	27.7	$ 360	$ 280
Non-U.S.	3,382	3,022	8,682	8,272	39.0	36.5	1,422	476
Total	$ 4,563	$ 4,382	$ 13,430	$ 13,183	34.0	33.2	$ 1,782	$ 756
Corporate and financing	(23)	434	26,451	27,891	-	-	44	139
Total	$40,610	$39,500	$128,760	$122,573	31.8	32.2	$20,853	$19,855

See Frequently Used Terms for a definition and calculation of capital employed and return on average capital employed.

Operating	2007	2006
	(thousands of barrels daily)	
Net liquids production		
United States	392	414
Non-U.S.	2,224	2,267
Total	2,616	2,681
	(millions of cubic feet daily)	
Natural gas production available for sale		
United States	1,468	1,625
Non-U.S.	7,916	7,709
Total	9,384	9,334
	(thousands of oil-equivalent barrels daily)	
Oil-equivalent production *(1)*	4,180	4,237

	2007	2006
	(thousands of barrels daily)	
Refinery throughput		
United States	1,746	1,760
Non-U.S.	3,825	3,843
Total	5,571	5,603
	(thousands of barrels daily)	
Petroleum product sales		
United States	2,717	2,729
Non-U.S.	4,382	4,518
Total	7,099	7,247
	(thousands of metric tons)	
Chemical prime product sales		
United States	10,855	10,703
Non-U.S.	16,625	16,647
Total	27,480	27,350

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

FINANCIAL SUMMARY

	2007	2006	2005	2004	2003
	(millions of dollars, except per share amounts)				
Sales and other operating revenue *(1) (2)*	$390,328	$365,467	$358,955	$291,252	$237,054
Earnings					
Upstream	$ 26,497	$ 26,230	$ 24,349	$ 16,675	$ 14,502
Downstream	9,573	8,454	7,992	5,706	3,516
Chemical	4,563	4,382	3,943	3,428	1,432
Corporate and financing	(23)	434	(154)	(479)	1,510
Income from continuing operations	$ 40,610	$ 39,500	$ 36,130	$ 25,330	$ 20,960
Cumulative effect of accounting change, net of income tax	–	–	–	–	550
Net income	$ 40,610	$ 39,500	$ 36,130	$ 25,330	$ 21,510
Net income per common share					
Income from continuing operations	$ 7.36	$ 6.68	$ 5.76	$ 3.91	$ 3.16
Net income per common share – assuming dilution					
Income from continuing operations	$ 7.28	$ 6.62	$ 5.71	$ 3.89	$ 3.15
Cumulative effect of accounting change, net of income tax	–	–	–	–	0.08
Net income	$ 7.28	$ 6.62	$ 5.71	$ 3.89	$ 3.23
Cash dividends per common share	$ 1.37	$ 1.28	$ 1.14	$ 1.06	$ 0.98
Net income to average shareholders' equity (percent)	34.5	35.1	33.9	26.4	26.2
Working capital	$ 27,651	$ 26,960	$ 27,035	$ 17,396	$ 7,574
Ratio of current assets to current liabilities	1.47	1.55	1.58	1.40	1.20
Additions to property, plant and equipment	$ 15,387	$ 15,462	$ 13,839	$ 11,986	$ 12,859
Property, plant and equipment, less allowances	$120,869	$113,687	$107,010	$108,639	$104,965
Total assets	$242,082	$219,015	$208,335	$195,256	$174,273
Exploration expenses, including dry holes	$ 1,469	$ 1,181	$ 964	$ 1,098	$ 1,010
Research and development costs	$ 814	$ 733	$ 712	$ 649	$ 618
Long-term debt	$ 7,183	$ 6,645	$ 6,220	$ 5,013	$ 4,756
Total debt	$ 9,566	$ 8,347	$ 7,991	$ 8,293	$ 9,545
Fixed-charge coverage ratio (times)	49.9	46.3	50.2	36.1	30.8
Debt to capital (percent)	7.1	6.6	6.5	7.3	9.3
Net debt to capital (percent) *(3)*	(24.0)	(20.4)	(22.0)	(10.7)	(1.2)
Shareholders' equity at year end	$121,762	$113,844	$111,186	$101,756	$ 89,915
Shareholders' equity per common share	$ 22.62	$ 19.87	$ 18.13	$ 15.90	$ 13.69
Weighted average number of common shares outstanding (millions)	5,517	5,913	6,266	6,482	6,634
Number of regular employees at year end (thousands) *(4)*	80.8	82.1	83.7	85.9	88.3
CORS employees not included above (thousands) *(5)*	26.3	24.3	22.4	19.3	17.4

(1) Sales and other operating revenue includes sales-based taxes of $31,728 million for 2007, $30,381 million for 2006, $30,742 million for 2005, $27,263 million for 2004 and $23,855 million for 2003.

(2) Sales and other operating revenue includes $30,810 million for 2005, $25,289 million for 2004 and $20,936 million for 2003 for purchases/sales contracts with the same counterparty. Associated costs were included in Crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income. See note 1, Summary of Accounting Policies.

(3) Debt net of cash, excluding restricted cash.

(4) Regular employees are defined as active executive, management, professional, technical and wage employees who work full time or part time for the Corporation and are covered by the Corporation's benefit plans and programs.

(5) CORS employees are employees of company-operated retail sites.

FREQUENTLY USED TERMS

Listed below are definitions of several of ExxonMobil's key business and financial performance measures. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments and property, plant and equipment from the Consolidated Statement of Cash Flows. This cash flow reflects the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic and financial objectives. Assets are divested when they are no longer meeting these objectives or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

Cash flow from operations and asset sales	2007	2006	2005
		(millions of dollars)	
Net cash provided by operating activities	$ 52,002	$ 49,286	$ 48,138
Sales of subsidiaries, investments and property, plant and equipment	4,204	3,080	6,036
Cash flow from operations and asset sales	$ 56,206	$ 52,366	$ 54,174

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and shareholders' equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

Capital employed	2007	2006	2005
		(millions of dollars)	
Business uses: asset and liability perspective			
Total assets	$242,082	$219,015	$208,335
Less liabilities and minority share of assets and liabilities			
Total current liabilities excluding notes and loans payable	(55,929)	(47,115)	(44,536)
Total long-term liabilities excluding long-term debt and equity of minority and preferred shareholders in affiliated companies	(50,543)	(45,905)	(41,095)
Minority share of assets and liabilities	(5,332)	(4,948)	(4,863)
Add ExxonMobil share of debt-financed equity company net assets	3,386	2,808	3,450
Total capital employed	$133,664	$123,855	$121,291
Total corporate sources: debt and equity perspective			
Notes and loans payable	$ 2,383	$ 1,702	$ 1,771
Long-term debt	7,183	6,645	6,220
Shareholders' equity	121,762	113,844	111,186
Less minority share of total debt	(1,050)	(1,144)	(1,336)
Add ExxonMobil share of equity company debt	3,386	2,808	3,450
Total capital employed	$133,664	$123,855	$121,291

RETURN ON AVERAGE CAPITAL EMPLOYEO

Return on average capital employed (ROCE) is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our capital employed definition, and exclude the cost of financing. The Corporation's total ROCE is net income excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which are more cash flow-based, are used to make investment decisions.

Return on average capital employed	2007	2006	2005
		(millions of dollars)	
Net income	$ 40,610	$ 39,500	$ 36,130
Financing costs (after tax)			
Gross third-party debt	(339)	(264)	(261)
ExxonMobil share of equity companies	(204)	(156)	(144)
All other financing costs – net	268	499	(35)
Total financing costs	(275)	79	(440)
Earnings excluding financing costs	$ 40,885	$ 39,421	$ 36,570
Average capital employed	$128,760	$122,573	$116,961
Return on average capital employed – corporate total	31.8%	32.2%	31.3%

QUARTERLY INFORMATION

	2007					2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Volumes										
Production of crude oil					*(thousands of barrels daily)*					
and natural gas liquids	2,746	2,668	2,537	2,517	2,616	2,698	2,702	2,647	2,678	2,681
Refinery throughput	5,705	5,279	5,582	5,717	5,571	5,548	5,407	5,756	5,698	5,603
Petroleum product sales	7,198	6,973	7,100	7,125	7,099	7,177	7,060	7,302	7,447	7,247
Natural gas production					*(millions of cubic feet daily)*					
available for sale	10,114	8,733	8,283	10,414	9,384	11,175	8,754	8,139	9,301	9,334
					(thousands of oil-equivalent barrels daily)					
Oil-equivalent production *(1)*	4,432	4,123	3,918	4,253	4,180	4,560	4,161	4,004	4,228	4,237
					(thousands of metric tons)					
Chemical prime product sales	6,805	6,897	6,729	7,049	27,480	6,916	6,855	6,752	6,827	27,350
Summarized financial data										
Sales and other operating					*(millions of dollars)*					
revenue *(2)*	$84,174	95,059	99,130	111,965	390,328	$86,317	96,024	96,268	86,858	365,467
Gross profit *(3)*	$33,907	36,760	36,114	39,914	146,695	$33,428	37,668	37,117	33,764	141,977
Net income	$ 9,280	10,260	9,410	11,660	40,610	$ 8,400	10,360	10,490	10,250	39,500
Per share data					*(dollars per share)*					
Net income per common share	$ 1.64	1.85	1.72	2.15	7.36	$ 1.38	1.74	1.79	1.77	6.68
Net income per common share – assuming dilution	$ 1.62	1.83	1.70	2.13	7.28	$ 1.37	1.72	1.77	1.76	6.62
Dividends per common share	$ 0.32	0.35	0.35	0.35	1.37	$ 0.32	0.32	0.32	0.32	1.28
Common stock prices										
High	$ 76.35	86.58	93.66	95.27	95.27	$ 63.96	65.00	71.22	79.00	79.00
Low	$ 69.02	75.28	78.76	83.37	69.02	$ 56.42	56.64	61.63	64.84	56.42

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

(2) Includes amounts for sales-based taxes.

(3) Gross profit equals sales and other operating revenue less estimated costs associated with products sold.

The price range of ExxonMobil common stock is as reported on the composite tape of the several U.S. exchanges where ExxonMobil common stock is traded. The principal market where ExxonMobil common stock (XOM) is traded is the New York Stock Exchange, although the stock is traded on other exchanges in and outside the United States.

There were 566,565 registered shareholders of ExxonMobil common stock at December 31, 2007. At January 31, 2008, the registered shareholders of ExxonMobil common stock numbered 561,103.

On January 30, 2008, the Corporation declared a $0.35 dividend per common share, payable March 10, 2008.

FUNCTIONAL EARNINGS	2007	2006	2005
	(millions of dollars, except per share amounts)		
Net income (U.S. GAAP)			
Upstream			
United States	$ 4,870	$ 5,168	$ 6,200
Non-U.S.	21,627	21,062	18,149
Downstream			
United States	4,120	4,250	3,911
Non-U.S.	5,453	4,204	4,081
Chemical			
United States	1,181	1,360	1,186
Non-U.S.	3,382	3,022	2,757
Corporate and financing	(23)	434	(154)
Net income	$40,610	$39,500	$36,130
Net income per common share	$ 7.36	$ 6.68	$ 5.76
Net income per common share – assuming dilution	$ 7.28	$ 6.62	$ 5.71
Special items included in net income			
Non-U.S. Upstream			
Gain on Dutch gas restructuring	$ –	$ –	$ 1,620
U.S. Downstream			
Allapattah lawsuit provision	$ –	$ –	$ (200)
Non-U.S. Downstream			
Sale of Sinopec shares	$ –	$ –	$ 310
Non-U.S. Chemical			
Sale of Sinopec shares	$ –	$ –	$ 150
Joint venture litigation	$ –	$ –	$ 390
Corporate and financing			
Tax-related benefit	$ –	$ 410	$ –

FORWARD-LOOKING STATEMENTS

Statements in this discussion regarding expectations, plans and future events or conditions are forward-looking statements. Actual future results, including demand growth and energy source mix; capacity increases; production growth and mix; financing sources; the resolution of contingencies; the effect of changes in prices; interest rates and other market conditions; and environmental and capital expenditures could differ materially depending on a number of factors, such as the outcome of commercial negotiations; changes in the supply of and demand for crude oil, natural gas, and petroleum and petrochemical products; and other factors discussed herein and in Item 1A of ExxonMobil's 2007 Form 10-K.

OVERVIEW

The following discussion and analysis of ExxonMobil's financial results, as well as the accompanying financial statements and related notes to consolidated financial statements to which they refer, are the responsibility of the management of Exxon Mobil Corporation. The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, manufacturing and marketing of hydrocarbons and hydrocarbon-based products. The Corporation's business model involves the production (or purchase), manufacture and sale of physical products, and all commercial activities are directly in support of the underlying physical movement of goods. Our consistent, conservative approach to financing the capital-intensive needs of the Corporation has helped ExxonMobil to sustain the "triple-A" status of its long-term debt securities for 89 years.

ExxonMobil, with its resource base, financial strength, disciplined investment approach and technology portfolio, is well-positioned to participate in substantial investments to develop new energy supplies. While commodity prices are volatile on a short-term basis and depend on supply and demand, ExxonMobil's investment decisions are based on our long-term business outlook, using a disciplined approach in selecting and pursuing the most attractive investment opportunities. The corporate plan is a fundamental annual management process that is the basis for setting near-term operating and capital objectives in addition to providing the longer-term economic assumptions used for investment evaluation purposes. Volumes are based on individual field production profiles, which are also updated annually. Prices for crude oil, natural gas and refined products are based on corporate plan assumptions developed annually by major region and are utilized for investment evaluation purposes. Potential investment opportunities are tested over a wide range of economic scenarios to establish the resiliency of each opportunity. Once investments are made, a reappraisal process is completed to ensure relevant lessons are learned and improvements are incorporated into future projects.

BUSINESS ENVIRONMENT AND RISK ASSESSMENT

Long-Term Business Outlook

By 2030, the world's population is projected to grow to approximately 8 billion, more than 20 percent higher than today's level. Coincident with this population increase, the Corporation expects worldwide economic growth to average close to 3 percent per year. This combination of population and economic growth is expected to lead to a primary energy demand increase of approximately 40 percent by 2030 versus 2005. The vast majority (~80 percent) of the increase is expected to occur in developing countries.

As demand rises, energy efficiency will become increasingly important, with the rate of improvement projected to increase. Efficiency gains will result from anticipated improvements in the transportation and power generation sectors, driven by the introduction of new technologies, as well as many other improvements that span the residential, commercial and industrial sectors. A wide variety of energy sources will be required to meet increasing global demand. Oil, gas and coal are expected to remain the predominant energy sources with approximately 80 percent share of total energy. Oil and gas are projected to maintain close to a 60 percent share. These well-established fuel sources are the only ones with the versatility and scale to meet the majority of the world's growing energy needs over the outlook period. Nuclear power will likely be a growing option to meet electricity needs. Among renewable energy sources, wind, solar and biofuels are anticipated to grow rapidly at about 9 percent per year, reflecting government subsidies and mandates. These energy sources are projected to reach approximately 2 percent of world energy by 2030, up from 0.5 percent currently.

Demand for liquid fuels is expected to grow at 1.3 percent per year from 2005 to 2030, primarily due to increasing transportation requirements, especially related to light- and heavy-duty vehicles. The global fleet of light-duty vehicles will increase significantly, with related demand partly offset by improvements in fuel economy. Natural gas and coal are projected to grow at 1.7 and 0.9 percent per year, respectively, driven by rising needs for electric power generation. The Corporation expects the liquefied natural gas (LNG) market to increase over 250 percent by 2030, with LNG imports helping to meet growing demand in Europe, North America and Asia. With equity positions in many of the largest remote gas accumulations in the world, the Corporation is positioned to benefit from its technological advances in gas liquefaction, transportation and regasification that enable distant gas supplies to reach markets economically.

The Corporation anticipates that the world's oil and gas resource base will grow not only from new discoveries, but also from increases to known reserves. Technology will underpin these increases. The cost to develop these resources will be significant. According to the International Energy Agency, the investment required to meet total oil and gas energy needs worldwide through 2030 will be about $380 billion per year, or about $9.5 trillion (measured in 2006 dollars) in total for 2006-2030.

Upstream

ExxonMobil continues to maintain a large portfolio of development and exploration opportunities, which enables the Corporation to be selective, optimizing total profitability and mitigating overall political and technical risks. As future development projects bring new production online, the Corporation expects a shift in the geographic mix of its production volumes between now and 2012. Oil and natural gas output from West Africa, the Caspian, the Middle East and Russia is expected to increase over the next five years based on current capital project execution plans. Currently, these growth areas account for 38 percent of the Corporation's production. By 2012, they are expected to generate about 50 percent of total volumes. The remainder of the Corporation's production is expected to be sourced from established areas, including Europe, North America and Asia Pacific.

In addition to a changing geographic mix, there will also be a change in the type of opportunities from which volumes are produced. Nonconventional production utilizing specialized technology such as arctic technology, deepwater drilling and production systems, heavy oil recovery processes and LNG is expected to grow from about 30 percent to over 40 percent of the Corporation's output between now and 2012. The Corporation's overall volume capacity outlook, based on projects coming onstream as anticipated, is for production capacity to grow over the period 2008-2012. However, actual volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, weather events, price effects under production sharing contracts and other factors described in Item 1A of ExxonMobil's 2007 Form 10-K.

Downstream

ExxonMobil's Downstream is a large, diversified business with marketing and refining complexes around the world. The Corporation has a strong presence in mature markets as well as in growing areas, such as the Asia Pacific region. The objective of ExxonMobil's Downstream strategies is to position the Corporation to be the industry leader under a variety of market conditions. These strategies include maintaining best-in-class operations in all aspects of the business, maximizing value from leading-edge technology, capitalizing on integration with other ExxonMobil businesses, and providing quality, valued products and services to the Corporation's customers.

The downstream industry environment remains very competitive. Refining margins have been relatively strong over the past few years. However, inflation-adjusted refining margins over the prior 20 years have declined at a rate of about 1 percent per year. The intense competition in the retail fuels market has similarly driven down inflation-adjusted margins by about 3 percent per year. Refining margins are a function of the difference between what a refinery pays for its raw materials (primarily crude oil) and the market prices for the range of products produced (primarily gasoline, heating oil, diesel oil, jet fuel and fuel oil). Crude oil and many products are widely traded with published prices, including those quoted on multiple exchanges around the world (e.g., New York Mercantile Exchange and IntercontinentalExchange). Prices for these commodities (crude and various products) are determined by the global marketplace and are influenced by many factors, including global and regional supply/demand balances, inventory levels, refinery operations, import/export balances, seasonal demand, weather and political climate.

ExxonMobil has an ownership interest in 38 refineries, located in 21 countries, with distillation capacity of 6.3 million barrels per day and lubricant basestock manufacturing capacity of about 140 thousand barrels per day. ExxonMobil's fuels and lubes marketing business portfolios include operations around the world, serving a globally diverse customer base.

ExxonMobil's Downstream capital expenditures are focused on selective and resilient investments. These investments capitalize on the Corporation's world-class scale and integration, industry-leading efficiency, leading-edge technology and respected brands, enabling ExxonMobil to take advantage of attractive emerging-growth opportunities around the globe. For example, in mid-2007, ExxonMobil along with our partners Saudi Aramco, Sinopec and the Fujian Province formed the only fully integrated refining, petrochemicals and fuels marketing venture with foreign participation in China. In addition, ExxonMobil successfully started up several projects that produce lower-sulfur motor fuels, including gasoline projects in Japan and diesel projects in North America and Europe, with additional start-ups planned for 2008.

Chemical

The strength of the global economy supported continued solid demand growth for petrochemicals in 2007. Strong economic and industrial production growth increased demand in Asia Pacific, particularly China. North American and European growth were moderate, similar to that of GDP. Overall the global supply/demand balance remained tight, supporting continued strong margins despite higher feedstock costs.

ExxonMobil benefited from continued operational excellence, as well as a portfolio of products that includes many of the largest-volume and highest-growth petrochemicals in the global economy. In addition to being a worldwide supplier of primary petrochemical products, ExxonMobil Chemical also has a diverse portfolio of less-cyclical business lines. Chemical's competitive advantages are achieved through its business mix, broad geographic coverage, investment discipline, integration of chemical capacity with large refining complexes or Upstream gas processing, advantaged feedstock capabilities, leading proprietary technology and product application expertise.

REVIEW OF 2007 AND 2006 RESULTS

	2007	2006	2005
	(millions of dollars)		
Net income (U.S. GAAP)	$40,610	$39,500	$36,130

2007

Net income in 2007 of $40,610 million was the highest ever for the Corporation, up $1,110 million from 2006. Net income for 2006 included a $410 million gain from the recognition of tax benefits related to historical investments in non-U.S. assets. Earnings in 2007 were also at record levels for each business segment.

2006

Net income in 2006 of $39,500 million was up $3,370 million from 2005. Net income for 2006 included a $410 million gain from the recognition of tax benefits related to historical investments in non-U.S. assets.

Upstream

	2007	2006	2005
	(millions of dollars)		
Upstream			
United States	$ 4,870	$ 5,168	$ 6,200
Non-U.S.	21,627	21,062	18,149
Total	$26,497	$26,230	$24,349

2007

Upstream earnings for 2007 totaled $26,497 million, an increase of $267 million from 2006. Higher liquids realizations were mostly offset by higher operating expenses and net unfavorable tax effects. Oil-equivalent production decreased 1 percent versus 2006, including the Venezuela expropriation, divestments, OPEC quota effects and price and spend impacts on volumes. Excluding these impacts, total oil-equivalent production increased by 1 percent. Liquids production of 2,616 kbd (thousands of barrels per day) decreased by 65 kbd from 2006. Production increases from new projects in West Africa and higher Russia volumes were offset by mature field decline and production sharing contract net interest reductions. Natural gas production of 9,384 mcfd (millions of cubic feet per day) increased 50 mcfd from 2006. Higher volumes from projects in Qatar and the North Sea were mostly offset by mature field decline. Earnings from U.S. Upstream operations for 2007 were $4,870 million, a decrease of $298 million. Earnings outside the U.S. for 2007 were $21,627 million, an increase of $565 million.

2006

Upstream earnings for 2006 totaled $26,230 million, an increase of $1,881 million from 2005, including a $1,620 million gain related to the Dutch gas restructuring in 2005. Higher liquids and natural gas realizations were partly offset by higher operating expenses. Oil-equivalent production increased 4 percent versus 2005. Liquids production of 2,681 kbd increased by 158 kbd from 2005. Production increases from new projects in West Africa and increased Abu Dhabi volumes were partly offset by mature field decline, entitlement effects and divestment impacts. Natural gas production of 9,334 mcfd increased 83 mcfd from 2005. Higher volumes from projects in Qatar were partly offset by mature field decline. Earnings from U.S. Upstream operations for 2006 were $5,168 million, a decrease of $1,032 million. Earnings outside the U.S. for 2006 were $21,062 million, an increase of $2,913 million, including a $1,620 million gain related to the Dutch gas restructuring in 2005.

Downstream

	2007	2006	2005
	(millions of dollars)		
Downstream			
United States	$4,120	$4,250	$3,911
Non-U.S.	5,453	4,204	4,081
Total	$9,573	$8,454	$7,992

2007

Downstream earnings totaled $9,573 million, an increase of $1,119 million from 2006. Improved worldwide refining operations and higher gains on asset sales, primarily outside the U.S., were partly offset by lower refining margins. Petroleum product sales of 7,099 kbd decreased from 7,247 kbd in 2006, primarily due to divestment impacts. Refinery throughput was 5,571 kbd compared with 5,603 kbd in 2006, with the decrease again due to divestments. U.S. Downstream earnings of $4,120 million decreased by $130 million. Non-U.S. Downstream earnings of $5,453 million were $1,249 million higher than 2006.

2006

Downstream earnings totaled $8,454 million, an increase of $462 million from 2005, including a $310 million gain for the 2005 Sinopec share sale and a special charge of $200 million related to the 2005 Allapattah lawsuit provision. Stronger worldwide refining and marketing margins were partly offset by lower refining throughput. Petroleum product sales of 7,247 kbd decreased from 7,519 kbd in 2005, primarily due to lower refining throughput and divestment impacts. Refinery throughput was 5,603 kbd compared with 5,723 kbd in 2005. U.S. Downstream earnings of $4,250 million increased by $339 million, including a 2005 special charge related to the Allapattah lawsuit provision. Non-U.S. Downstream earnings of $4,204 million were $123 million higher than 2005 earnings, which included a gain for the Sinopec share sale.

Chemical

	2007	2006	2005
	(millions of dollars)		
Chemical			
United States	$1,181	$1,360	$1,186
Non-U.S.	3,382	3,022	2,757
Total	$4,563	$4,382	$3,943

2007

Chemical earnings totaled $4,563 million, an increase of $181 million from 2006. Increased 2007 earnings were driven by higher sales volumes and favorable foreign exchange effects partly offset by lower margins. Prime product sales were 27,480 kt (thousands of metric tons), an increase of 130 kt. Prime product sales are total chemical product sales, including ExxonMobil's share of equity-company volumes and finished-product transfers to the Downstream business. Carbon black oil and sulfur volumes are excluded. U.S. Chemical earnings of $1,181 million decreased by $179 million. Non-U.S. Chemical earnings of $3,382 million were $360 million higher than 2006.

2006

Chemical earnings totaled $4,382 million, an increase of $439 million from 2005, including a $390 million gain from the favorable resolution of joint venture litigation in 2005 and a $150 million gain for the 2005 Sinopec share sale. Increased 2006 earnings were driven by higher margins and increased sales volumes. Prime product sales were 27,350 kt, an increase of 573 kt. U.S. Chemical earnings of $1,360 million increased by $174 million. Non-U.S. Chemical earnings of $3,022 million were $265 million higher than 2005 earnings, which included gains from the favorable resolution of joint venture litigation and the Sinopec share sale.

Corporate and Financing

	2007	2006	2005
	(millions of dollars)		
Corporate and financing	$(23)	$434	$(154)

2007

Corporate and financing expenses were $23 million in 2007, compared to an earnings contribution of $434 million in 2006, which included a $410 million gain from tax benefits related to historical investments in non-U.S. assets.

2006

The corporate and financing segment contributed $434 million to earnings in 2006, up $588 million from 2005, primarily due to a $410 million gain from tax benefits related to historical investments in non-U.S. assets and higher interest income.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	2007	2006
	(millions of dollars)	
Net cash provided by/(used in)		
Operating activities	$ 52,002	$ 49,286
Investing activities	(9,728)	(14,230)
Financing activities	(38,345)	(36,210)
Effect of exchange rate changes	1,808	727
Increase/(decrease) in cash and cash equivalents	$ 5,737	$ (427)
	(Dec. 31)	
Cash and cash equivalents	$ 33,981	$ 28,244
Cash and cash equivalents – restricted	–	4,604
Total cash and cash equivalents	$ 33,981	$ 32,848

Cash and cash equivalents were $34.0 billion at the end of 2007, $5.7 billion higher than the prior year, reflecting a $4.6 billion increase due to the release of the restriction on the restricted cash and cash equivalents and $1.8 billion of positive foreign exchange effects from the weakening of the U.S. dollar in 2007. There were no restricted cash and cash equivalents at the end of 2007 (see note 3 and note 15).

Cash and cash equivalents were $28.2 billion at the end of 2006, comparable to the prior year, as a net reduction from operating, investing and financing activities was partly offset by $0.7 billion of positive foreign exchange effects from the weakening of the U.S. dollar in 2006. Including restricted cash and cash equivalents of $4.6 billion (see note 3 and note 15), total cash and cash equivalents were $32.8 billion at the end of 2006. Cash flows from operating, investing and financing activities are discussed below. For additional details, see the Consolidated Statement of Cash Flows.

Although the Corporation issues long-term debt from time to time and has access to short-term liquidity, internally generated funds cover the majority of its financial requirements. The management of cash that may be temporarily available as surplus to the Corporation's immediate needs is carefully controlled, both to optimize returns on cash balances, and to ensure that it is secure and readily available to meet the Corporation's cash requirements.

To support cash flows in future periods the Corporation will need to continually find and develop new fields, and continue to develop and apply new technologies and recovery processes to existing fields, in order to maintain or increase production. After a period of production at plateau rates, it is the nature of oil and gas fields eventually to produce at declining rates for the remainder of their economic life. Averaged over all the Corporation's existing oil and gas fields and without new projects, ExxonMobil's production is expected to decline at approximately 6 percent per year, consistent with recent historical performance. Decline rates can vary widely by individual field due to a number of factors, including, but not limited to, the type of reservoir, fluid properties, recovery mechanisms, and age of the field. Furthermore, the Corporation's net interest in production for individual fields can vary with price and contractual terms.

The Corporation has long been successful at offsetting the effects of natural field decline through disciplined investments and anticipates similar results in the future. Projects are in progress or planned to increase production capacity. However, these volume increases are subject to a variety of risks including project start-up timing, operational outages, reservoir performance, crude oil and natural gas prices, weather events, and regulatory changes. The Corporation's cash flows are also highly dependent on crude oil and natural gas prices.

The Corporation's financial strength, as evidenced by its AAA/Aaa debt rating, enables it to make large, long-term capital expenditures. Capital and exploration expenditures in 2007 were $20.9 billion, reflecting the Corporation's continued active investment program. The Corporation expects spending in the range from $25 billion to $30 billion for the next several years. Actual spending could vary depending on the progress of individual projects. The Corporation has a large and diverse portfolio of development projects and exploration opportunities, which helps mitigate the overall political and technical risks of the Corporation's Upstream segment and associated cash flow. Further, due to its financial strength, debt capacity and diverse portfolio of opportunities, the risk associated with failure or delay of any single project would not have a significant impact on the Corporation's liquidity or ability to generate sufficient cash flows for operations and its fixed commitments. The purchase and sale of oil and gas properties have not had a significant impact on the amount or timing of cash flows from operating activities.

Cash Flow from Operating Activities

2007

Cash provided by operating activities totaled $52.0 billion in 2007, a $2.7 billion increase from 2006. The major source of funds was net income of $40.6 billion, adjusted for the noncash provision of $12.3 billion for depreciation and depletion, both of which increased.

2006

Cash provided by operating activities totaled $49.3 billion in 2006, a $1.1 billion increase from 2005. The major source of funds was net income of $39.5 billion, adjusted for the noncash provision of $11.4 billion for depreciation and depletion, both of which increased. The net timing effects of receipts of notes and accounts receivable, payments of accounts and other payables and contributions to pension funds in 2006 provided a partial offset.

Cash Flow from Investing Activities

2007

Cash used in investing activities netted to $9.7 billion in 2007, $4.5 billion lower than in 2006. Spending for property, plant and equipment of $15.4 billion in 2007 was comparable to the prior year. Proceeds from the sales of subsidiaries, investments and property, plant and equipment of $4.2 billion in 2007 increased $1.1 billion, reflecting a higher level of asset sales in the Downstream business. Additions from the release of the restriction on the restricted cash and cash equivalents were $4.6 billion. Net investments and advances and net additions to marketable securities were $1.3 billion higher in 2007.

2006

Cash used in investing activities totaled $14.2 billion in 2006, $4.0 billion higher than 2005. Spending for property, plant and equipment increased $1.6 billion. Proceeds from the sales of subsidiaries, investments and property, plant and equipment of $3.1 billion in 2006 decreased $3.0 billion, reflecting a lower level of asset sales and the absence of almost $1.4 billion from the sale of the Corporation's interest in Sinopec in 2005.

Cash Flow from Financing Activities

2007

Cash used in financing activities was $38.3 billion, an increase of $2.1 billion from 2006, reflecting a higher level of purchases of ExxonMobil shares. Dividend payments on common shares increased to $1.37 per share from $1.28 per share and totaled $7.6 billion, a payout of 19 percent. Total consolidated short-term and long-term debt increased $1.2 billion to $9.6 billion at year-end 2007.

Shareholders' equity increased $7.9 billion in 2007, to $121.8 billion, reflecting $40.6 billion of net income reduced by distributions to ExxonMobil shareholders of $7.6 billion of dividends and $28.0 billion of purchases of shares of ExxonMobil stock to reduce shares outstanding. Shareholders' equity, and net assets and liabilities, increased $4.2 billion, representing the foreign exchange translation effects of stronger foreign currencies at the end of 2007 on ExxonMobil's operations outside the United States.

During 2007, Exxon Mobil Corporation purchased 386 million shares of its common stock for the treasury at a gross cost of $31.8 billion. These purchases were to reduce the number of shares outstanding and to offset shares issued in conjunction with company benefit plans and programs. Shares outstanding were reduced by 6.1 percent from 5,729 million at the end of 2006 to 5,382 million at the end of 2007. Purchases were made in both the open market and through negotiated transactions. Purchases may be increased, decreased or discontinued at any time without prior notice.

2006

Cash used in financing activities was $36.2 billion, an increase of $9.3 billion from 2005, reflecting a higher level of purchases of ExxonMobil shares. Dividend payments on common shares increased to $1.28 per share from $1.14 per share and totaled $7.6 billion, a payout of 19 percent. Total consolidated short-term and long-term debt increased $0.3 billion to $8.3 billion at year-end 2006.

Shareholders' equity increased $2.7 billion in 2006, to $113.8 billion, reflecting $39.5 billion of net income reduced by distributions to ExxonMobil shareholders of $7.6 billion of dividends and $25.0 billion of purchases of shares of ExxonMobil stock to reduce shares outstanding. Shareholders' equity, and net assets and liabilities, increased $2.8 billion, representing the foreign exchange translation effects of stronger foreign currencies at the end of 2006 on ExxonMobil's operations outside the United States. Recognition of the "Postretirement benefits reserves adjustment" under Financial Accounting Standard No. 158 (see note 16) reduced shareholders' equity by $6.5 billion.

During 2006, Exxon Mobil Corporation purchased 451 million shares of its common stock for the treasury at a gross cost of $29.6 billion. These purchases were to reduce the number of shares outstanding and to offset shares issued in conjunction with company benefit plans and programs. Shares outstanding were reduced by 6.6 percent from 6,133 million at the end of 2005 to 5,729 million at the end of 2006. Purchases were made in both the open market and through negotiated transactions.

Commitments

Set forth below is information about the outstanding commitments of the Corporation's consolidated subsidiaries at December 31, 2007. It combines data from the Consolidated Balance Sheet and from individual notes to the Consolidated Financial Statements.

Commitments	Note Reference Number	Payments Due by Period 2008	2009-2012	2013 and Beyond	Total
		(millions of dollars)			
Long-term debt (1)	13	$ –	$2,910	$4,273	$7,183
– Due in one year (2)		318	–	–	318
Asset retirement obligations (3)	8	307	1,182	3,652	5,141
Pension and other postretirement obligations (4)	16	1,392	3,654	7,851	12,897
Operating leases (5)	10	1,994	5,358	2,564	9,916
Unconditional purchase obligations (6)	15	490	1,497	778	2,765
Take-or-pay obligations (7)		956	2,851	2,369	6,176
Firm capital commitments (8)		7,290	6,332	1,512	15,134

This table excludes commodity purchase obligations (volumetric commitments but no fixed or minimum price) which are resold shortly after purchase, either in an active, highly liquid market or under long-term, unconditional sales contracts with similar pricing terms. Examples include long-term, noncancelable LNG and natural gas purchase commitments and commitments to purchase refinery products at market prices. Inclusion of such commitments would not be meaningful in assessing liquidity and cash flow, because these purchases will be offset in the same periods by cash received from the related sales transactions. The table also excludes net unrecognized tax benefits totaling $4.5 billion as of December 31, 2007, because the Corporation is unable to make reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. Further details on the unrecognized tax benefits can be found in note 18, Income, Sales-Based and Other Taxes.

Notes:

(1) Includes capitalized lease obligations of $409 million.

(2) The amount due in one year is included in notes and loans payable of $2,383 million (note 5).

(3) The discounted present value of upstream asset retirement obligations, primarily asset removal costs at the completion of field life.

(4) The amount by which the benefit obligations exceeded the fair value of fund assets for certain U.S. and non-U.S. pension and other postretirement plans at year end. The payments by period include expected contributions to funded pension plans in 2008 and estimated benefit payments for unfunded plans in all years.

(5) Minimum commitments for operating leases, shown on an undiscounted basis, cover drilling equipment, tankers, service stations and other properties.

(6) Unconditional purchase obligations (UPOs) are those long-term commitments that are noncancelable and that third parties have used to secure financing for the facilities that will provide the contracted goods or services. The undiscounted obligations of $2,765 million mainly pertain to pipeline throughput agreements and include $1,847 million of obligations to equity companies. The present value of the total commitments, which excludes imputed interest of $562 million, was $2,203 million.

(7) Take-or-pay obligations are noncancelable, long-term commitments for goods and services other than UPOs. The undiscounted obligations of $6,176 million mainly pertain to manufacturing supply, pipeline and terminaling agreements and include $1,526 million of obligations to equity companies. The present value of the total commitments, which excludes imputed interest of $1,308 million, totaled $4,868 million.

(8) Firm commitments related to capital projects, shown on an undiscounted basis, totaled approximately $15.1 billion. These commitments were primarily associated with Upstream projects outside the U.S., of which $5.5 billion was associated with West African projects. The Corporation expects to fund the majority of these projects through internal cash flow.

Guarantees

The Corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 2007, for $5,148 million, primarily relating to guarantees for notes, loans and performance under contracts (note 15). Included in this amount were guarantees by consolidated affiliates of $4,591 million, representing ExxonMobil's share of obligations of certain equity companies. The below-mentioned guarantees are not reasonably likely to have a material effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

	Dec. 31, 2007 Equity Company Obligations	Other Third-Party Obligations	Total
	(millions of dollars)		
Total guarantees	$ 4,591	$ 557	$ 5,148

Financial Strength

On December 31, 2007, unused credit lines for short-term financing totaled approximately $5.7 billion (note 5).

The table below shows the Corporation's fixed-charge coverage and consolidated debt-to-capital ratios. The data demonstrate the Corporation's creditworthiness. Throughout this period, the Corporation's long-term debt securities maintained the top credit rating from both Standard & Poor's (AAA) and Moody's (Aaa), a rating it has sustained for 89 years.

	2007	2006	2005
Fixed-charge coverage ratio (times)	49.9	46.3	50.2
Debt to capital (percent)	7.1	6.6	6.5
Net debt to capital (percent)	(24.0)	(20.4)	(22.0)
Credit rating	AAA/Aaa	AAA/Aaa	AAA/Aaa

Management views the Corporation's financial strength, as evidenced by the above financial ratios and other similar measures, to be a competitive advantage of strategic importance. The Corporation's sound financial position gives it the opportunity to access the world's capital markets in the full range of market conditions, and enables the Corporation to take on large, long-term capital commitments in the pursuit of maximizing shareholder value.

The Corporation makes limited use of derivative instruments, which are discussed in note 12.

Litigation and Other Contingencies

Litigation

As discussed in note 15, a number of lawsuits, including class actions, were brought in various courts against Exxon Mobil Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. All the compensatory claims have been resolved and paid. All of the punitive damage claims were consolidated in the civil trial that began in 1994. The first judgment from the United States District Court for the District of Alaska in the amount of $5 billion was vacated by the United States Court of Appeals for the Ninth Circuit as being excessive under the Constitution. The second judgment in the amount of $4 billion was vacated by the Ninth Circuit panel without argument and sent back for the District Court to reconsider in light of the recent U.S. Supreme Court decision in *Campbell v. State Farm*. The most recent District Court judgment for punitive damages was for $4.5 billion plus interest and was entered in January 2004. The Corporation posted a $5.4 billion letter of credit. ExxonMobil and the plaintiffs appealed this decision to the Ninth Circuit, which ruled on December 22, 2006, that the award be reduced to $2.5 billion. On January 12, 2007, ExxonMobil petitioned the Ninth Circuit Court of Appeals for a rehearing en banc of its appeal. On May 23, 2007, with two dissenting opinions, the Ninth Circuit determined not to re-hear ExxonMobil's appeal before the full court. ExxonMobil filed a petition for writ of certiorari to the U.S. Supreme Court on August 20, 2007. On October 29, 2007, the U.S. Supreme Court granted ExxonMobil's petition for a writ of certiorari. Oral argument was held on February 27, 2008. While it is reasonably possible that a liability for punitive damages may have been incurred from the Exxon Valdez grounding, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

In December 2000, a jury in the 15th Judicial Circuit Court of Montgomery County, Alabama, returned a verdict against the Corporation in a dispute over royalties in the amount of $88 million in compensatory damages and $3.4 billion in punitive damages in the case of *Exxon Corporation v. State of Alabama, et al.* The verdict was upheld by the trial court in May 2001. In December 2002, the Alabama Supreme Court vacated the $3.5 billion jury verdict. The case was retried and in November 2003, a state district court jury in Montgomery, Alabama, returned a verdict against Exxon Mobil Corporation. The verdict included $63.5 million in compensatory damages and $11.8 billion in punitive damages. In March 2004, the district court judge reduced the amount of punitive damages to $3.5 billion. ExxonMobil appealed the decision to the Alabama Supreme Court. On November 1, 2007, the Alabama Supreme Court reversed the trial court's fraud judgment and instructed the district court to enter judgment for ExxonMobil on the fraud claim, eliminating the punitive damage award. The Court also ruled in ExxonMobil's favor on some of the disputed lease issues, reducing the compensatory award to $52 million plus interest. Following the Alabama Supreme Court's decision, an appeal bond was canceled and the collateral was subsequently released.

In 2001, a Louisiana state court jury awarded compensatory damages of $56 million and punitive damages of $1 billion to a landowner for damage caused by a third party that leased the property from the landowner. The third party provided pipe cleaning and storage services for the Corporation and other entities. The Louisiana Fourth Circuit Court of Appeals reduced the punitive damage award to $112 million in 2005. The Corporation appealed this decision to the Louisiana Supreme Court which, in March 2006, refused to hear the appeal. ExxonMobil has fully accrued and paid the compensatory and punitive damage awards. The Corporation appealed the punitive damage award to the U.S. Supreme Court, which on February 26, 2007, vacated the judgment and remanded the case to the Louisiana Fourth Circuit Court of Appeals for reconsideration in light of the recent U.S. Supreme Court decision in *Williams v. Phillip Morris USA*. On August 8, 2007, the Fourth Circuit issued its decision on remand and declined to reduce the punitive damage award. On November 16, 2007, the Louisiana Supreme Court denied ExxonMobil's writ for review of the Fourth Circuit's decision. ExxonMobil has appealed to the U.S. Supreme Court.

Based on a consideration of all relevant facts and circumstances, the Corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the Corporation's operations or financial condition. There are no events or uncertainties beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

Other Contingencies

In accordance with a nationalization decree issued by Venezuela's president in February 2007, by May 1, 2007, a subsidiary of the Venezuelan National Oil Company (PdVSA) assumed the operatorship of the Cerro Negro Heavy Oil Project. This Project had been operated and owned by ExxonMobil affiliates holding a 41.67 percent ownership interest in the Project. The decree also required conversion of the Cerro Negro Project into a "mixed enterprise" and an increase in PdVSA's or one of its affiliate's ownership interest in the Project, with the stipulation that if ExxonMobil refused to accept the terms for the formation of the mixed enterprise within a specified period of time, the government would "directly assume the activities" carried out by the joint venture. ExxonMobil refused to accede to the terms proffered by PdVSA, and on June 27, 2007, the government expropriated ExxonMobil's 41.67 percent interest in the Cerro Negro Project.

To date, discussions with Venezuelan authorities have not resulted in an agreement on the amount of compensation to be paid to ExxonMobil. On September 6, 2007, ExxonMobil filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes. ExxonMobil has also filed an arbitration under the rules of the International Chamber of Commerce against PdVSA and a PdVSA affiliate for breach of their contractual obligations under certain Cerro Negro Project agreements. At this time, the net impact of this matter on the Corporation's consolidated financial results cannot be reasonably estimated. However, the Corporation does not expect the resolution to have a material effect upon the Corporation's operations or financial condition. At the time the assets were expropriated, ExxonMobil's remaining net book investment in Cerro Negro producing assets was about $750 million.

CAPITAL AND EXPLORATION EXPENDITURES

	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
	(millions of dollars)			
Upstream *(1)*	$2,212	$13,512	$2,486	$13,745
Downstream	1,128	2,175	824	1,905
Chemical	360	1,422	280	476
Other	44	–	130	9
Total	$3,744	$17,109	$3,720	$16,135

(1) Exploration expenses included.

Capital and exploration expenditures in 2007 were $20.9 billion, reflecting the Corporation's continued active investment program. The Corporation expects annual expenditures to range from $25 billion to $30 billion for the next several years. Actual spending could vary depending on the progress of individual projects.

Upstream spending of $15.7 billion in 2007 was down 3 percent from 2006, mainly due to timing of project implementation and related expenditures. During the past three years, Upstream capital and exploration expenditures averaged $15.5 billion. The majority of these expenditures are on development projects, which typically take two to four years from the time of recording proved undeveloped reserves to the start of production from those reserves. The percentage of proved developed reserves has remained relatively stable over the past five years at over 60 percent of total proved reserves, indicating that proved reserves are consistently moved from undeveloped to developed status. Capital and exploration expenditures are not tracked by the undeveloped and developed proved reserve categories. Capital investments in the Downstream totaled $3.3 billion in 2007, an increase of $0.6 billion from 2006, as a result of new investment in China and higher environmental expenditures. Chemical 2007 capital expenditures of $1.8 billion were up $1.0 billion from 2006 due to increased investment in Singapore and China to meet Asia Pacific demand growth.

TAXES

	2007	2006	2005
	(millions of dollars)		
Income taxes	$ 29,864	$ 27,902	$23,302
Sales-based taxes	31,728	30,381	30,742
All other taxes and duties	44,091	42,393	44,571
Total	$105,683	$100,676	$98,615
Effective income tax rate	44%	43%	41%

2007

Income, sales-based and all other taxes totaled $105.7 billion in 2007, an increase of $5.0 billion or 5 percent from 2006. Income tax expense, both current and deferred, was $29.9 billion, $2.0 billion higher than 2006, reflecting higher pre-tax income in 2007. The effective tax rate was 44 percent in 2007, compared to 43 percent in 2006. Sales-based and all other taxes and duties of $75.8 billion in 2007 increased $3.0 billion from 2006, reflecting higher prices.

2006

Income, sales-based and all other taxes and duties totaled $100.7 billion in 2006, an increase of $2.1 billion or 2 percent from 2005. Income tax expense, both current and deferred, was $27.9 billion, $4.6 billion higher than 2005, reflecting higher pre-tax income in 2006. The effective tax rate was 43 percent in 2006, compared to 41 percent in 2005. During both periods, the Corporation continued to benefit from the favorable resolution of tax-related issues. Sales-based and all other taxes and duties of $72.8 billion in 2006 decreased $2.5 billion from 2005, reflecting the tax impact of net reporting of purchases and sales of inventory with the same counterparty, only partly offset by the effects of higher prices.

ENVIRONMENTAL MATTERS

Environmental Expenditures

	2007	2006
	(millions of dollars)	
Capital expenditures	$1,525	$1,081
Other expenditures	2,272	2,127
Total	$3,797	$3,208

Throughout ExxonMobil's businesses, new and ongoing measures are taken to prevent and minimize the impact of our operations on air, water and ground. These include a significant investment in refining infrastructure and technology to manufacture clean fuels as well as projects to reduce nitrogen oxide and sulfur oxide emissions and expenditures for asset retirement obligations. ExxonMobil's 2007 worldwide environmental expenditures for all such preventative and remediation steps, including ExxonMobil's share of equity company expenditures, were about $3.8 billion. The total cost for such activities is expected to remain in this range in 2008 and 2009 (with capital expenditures approximately 45 percent of the total).

Environmental Liabilities

The Corporation accrues environmental liabilities when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. ExxonMobil has accrued liabilities for probable environmental remediation obligations at various sites, including multiparty sites where the U.S. Environmental Protection Agency has identified ExxonMobil as one of the potentially responsible parties. The involvement of other financially responsible companies at these multiparty sites could mitigate ExxonMobil's actual joint and several liability exposure. At present, no individual site is expected to have losses material to ExxonMobil's operations or financial condition. Consolidated company provisions made in 2007 for environmental liabilities were $432 million ($350 million in 2006) and the balance sheet reflects accumulated liabilities of $916 million as of December 31, 2007, and $864 million as of December 31, 2006.

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time assets are installed, with an offsetting amount booked as additions to property, plant and equipment ($113 million for 2007). Over time, the liabilities are accreted for the increase in their present value, with this effect included in expenses ($322 million in 2007). Consolidated company expenditures for asset retirement obligations in 2007 were $352 million and the ending balance of the obligations recorded on the balance sheet at December 31, 2007, totaled $5,141 million.

MARKET RISKS, INFLATION AND OTHER UNCERTAINTIES

Worldwide Average Realizations *(1)*	2007	2006	2005
Crude oil and NGL ($/barrel)	$66.02	$58.34	$48.23
Natural gas ($/kcf)	5.29	6.08	5.96

(1) Consolidated subsidiaries.

Crude oil, natural gas, petroleum product and chemical prices have fluctuated in response to changing market forces. The impacts of these price fluctuations on earnings from Upstream, Downstream and Chemical operations have varied. In the Upstream, based on the 2007 worldwide production levels, a $1 per barrel change in the weighted-average realized price of oil would have approximately a $400 million annual after-tax effect on Upstream consolidated plus equity company earnings. Similarly, a $0.10 per kcf change in the worldwide average gas realization would have approximately a $200 million annual after-tax effect on Upstream consolidated plus equity company earnings. For any given period, the extent of actual benefit or detriment will be dependent on the price movements of individual types of crude oil, taxes and other government take impacts, price adjustment lags in long-term gas contracts, and crude and gas production volumes. Accordingly, changes in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period.

In the very competitive downstream and chemical environments, earnings are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials (primarily crude oil) and the market prices for the range of products produced. These prices in turn depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather.

The global energy markets can give rise to extended periods in which market conditions are adverse to one or more of the Corporation's businesses. Such conditions, along with the capital-intensive nature of the industry and very long lead times associated with many of our projects, underscore the importance of maintaining a strong financial position. Management views the Corporation's financial strength, including the AAA and Aaa ratings of its long-term debt securities by Standard & Poor's and Moody's, as a competitive advantage.

In general, segment results are not dependent on the ability to sell and/or purchase products to/from other segments. Instead, where such sales take place, they are the result of efficiencies and competitive advantages of integrated refinery/chemical complexes. Additionally, intersegment sales are at market-based prices. The products bought and sold between segments can also be acquired in worldwide markets that have substantial liquidity, capacity and transportation capabilities. About 40 percent of the Corporation's intersegment sales are crude oil produced by the Upstream and sold to the Downstream. Other intersegment sales include those between refineries and chemical plants related to raw materials, feedstocks and finished products.

Although price levels of crude oil and natural gas may rise or fall significantly over the short to medium term due to political events, OPEC actions and other factors, industry economics over the long term will continue to be driven by market supply and demand. Accordingly, the Corporation tests the viability of all of its assets over a broad range of future prices. The Corporation's assessment is that its operations will continue to be successful in a variety of market conditions. This is the outcome of disciplined investment and asset management programs. Investment opportunities are tested against a variety of market conditions, including low-price scenarios. As a result, investments that would succeed only in highly favorable price environments are screened out of the investment plan.

The Corporation has had an active asset management program in which underperforming assets are either improved to acceptable levels or considered for divestment. The asset management program involves a disciplined, regular review to ensure that all assets are contributing to the Corporation's strategic and financial objectives. The result has been the creation of an efficient capital base and has meant that the Corporation has seldom been required to write down the carrying value of assets, even during periods of low commodity prices.

Risk Management

The Corporation's size, strong capital structure, geographic diversity and the complementary nature of the Upstream, Downstream and Chemical businesses reduce the Corporation's enterprise-wide risk from changes in interest rates, currency rates and commodity prices. As a result, the Corporation makes limited use of derivative instruments to mitigate the impact of such changes. The Corporation does not engage in speculative derivative activities or derivative trading activities nor does it use derivatives with leveraged features. The Corporation maintains a system of controls that includes the authorization, reporting and monitoring of derivative activity. The Corporation's limited derivative activities pose no material credit or market risks to ExxonMobil's operations, financial condition or liquidity. Note 12 summarizes the fair value of derivatives outstanding at year end and the gains or losses that have been recognized in net income.

The Corporation is exposed to changes in interest rates, primarily as a result of its short-term debt and long-term debt carrying floating interest rates. The impact of a 100-basis-point change in interest rates affecting the Corporation's debt would not be material to earnings, cash flow or fair value. The Corporation's cash balances exceeded total debt at year-end 2007 and 2006.

The Corporation conducts business in many foreign currencies and is subject to exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in exchange rates on ExxonMobil's geographically and functionally diverse operations are varied and often offsetting in amount. The Corporation makes limited use of currency exchange contracts, commodity forwards, swaps and futures contracts to mitigate the impact of changes in currency values and commodity prices. Exposures related to the Corporation's limited use of the above contracts are not material.

Inflation and Other Uncertainties

The general rate of inflation in most major countries of operation has been relatively low in recent years and the associated impact on costs has generally been countered by cost reductions from efficiency and productivity improvements. Increased global demand for certain services and materials has resulted in higher operating and capital costs in recent years. The Corporation continues to mitigate these effects through its economies of scale in global procurement and its efficient project management practices.

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 (FAS 157), "Fair Value Measurements." FAS 157 defines fair value, establishes a framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes and expands the disclosures about fair value measurements.

FAS 157 must be adopted by the Corporation no later than January 1, 2008, for all financial assets and liabilities that are measured at fair value and nonfinancial assets and liabilities that are remeasured at fair value at least annually. FAS 157 must be adopted no later than January 1, 2009, for nonfinancial assets and liabilities that are not remeasured at fair value at least annually. The Corporation does not expect the adoption of FAS 157 to have a material impact on the Corporation's financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160 (FAS 160), "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51." FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity.

FAS 160 must be adopted by the Corporation no later than January 1, 2009. FAS 160 requires retrospective adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 will be applied prospectively. The Corporation does not expect the adoption FAS 160 to have a material impact on the Corporation's financial statements.

CRITICAL ACCOUNTING POLICIES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The following summary provides further information about the critical accounting policies and the judgments that are made by the Corporation in the application of those policies.

Oil and Gas Reserves

Evaluations of oil and gas reserves are important to the effective management of Upstream assets. They are integral to making investment decisions about oil and gas properties such as whether development should proceed or enhanced recovery methods should be undertaken. Oil and gas reserve quantities are also used as the basis for calculating unit-of-production depreciation rates and for evaluating impairment. Oil and gas reserves include both proved and unproved reserves. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and include probable reserves. Probable reserves are reserves that are more likely to be recovered than not.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations, commercial and market assessment, and detailed analysis of well information such as flow rates and reservoir pressure declines. The estimation of proved reserves is controlled by the Corporation through long-standing approval guidelines. Reserve changes are made within a well-established, disciplined process driven by senior level geoscience and engineering professionals (assisted by a central reserves group with significant technical experience), culminating in reviews with and approval by senior management. Notably, the Corporation does not use specific quantitative reserve targets to determine compensation.

Key features of the reserves estimation process include:

- rigorous peer-reviewed technical evaluations and analysis of well and field performance information (such as flow rates and reservoir pressure declines) and
- a requirement that management make significant funding commitments toward the development of the reserves prior to reporting as proved.

Although the Corporation is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and significant changes in long-term oil and gas price levels.

Proved reserves can be further subdivided into developed and undeveloped reserves. The percentage of proved developed reserves has remained relatively stable over the past five years at over 60 percent of total proved reserves (including both consolidated and equity company reserves), indicating that proved reserves are consistently moved from undeveloped to developed status. Over time, these undeveloped reserves will be reclassified to the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Major development projects typically take two to four years from the time of recording proved reserves to the start of production from these reserves.

The year-end reserves volumes as well as the reserves change categories shown in the proved reserves tables are calculated using December 31 prices and costs. These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow. We understand that the use of December 31 prices and costs is intended to provide a point in time measure to calculate reserves and to enhance comparability between companies.

Regulations preclude the Corporation from showing in this document the reserves that are calculated in a manner that is consistent with the basis that the Corporation uses to make its investment decisions. The use of year-end prices for reserves estimation introduces short-term price volatility into the process, since annual adjustments are required based on prices occurring on a single day. The Corporation believes that this approach is inconsistent with the long-term nature of the upstream business where production from individual projects often spans multiple decades. The use of prices from a single date is not relevant to the investment decisions made by the Corporation and annual variations in reserves based on such year-end prices are not of consequence in how the business is actually managed.

Revisions can include upward or downward changes in previously estimated volumes of proved reserves for existing fields due to the evaluation or re-evaluation of (1) already available geologic, reservoir or production data, (2) new geologic, reservoir or production data or (3) changes in year-end prices and costs that are used in the determination of reserves. This category can also include changes associated with the performance of improved recovery projects and significant changes in either development strategy or production equipment/facility capacity.

The Corporation uses the "successful efforts" method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method. The Corporation uses this accounting policy instead of the "full cost" method because it provides a more timely accounting of the success or failure of the Corporation's exploration and production activities. If the full cost method were used, all costs would be capitalized and depreciated on a country-by-country basis. The capitalized costs would be subject to an impairment test by country. The full cost method would tend to delay the expense recognition of unsuccessful projects.

Impact of Oil and Gas Reserves on Depreciation. The calculation of unit-of-production depreciation is a critical accounting estimate that measures the depreciation of upstream assets. It is the ratio of actual volumes produced to total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods), applied to the asset cost. The volumes produced and asset cost are known and, while proved developed reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. While the revisions the Corporation has made in the past are an indicator of variability, they have had a very small impact on the unit-of-production rates because they have been small compared to the large reserves base.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment. Proved oil and gas properties held and used by the Corporation are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The Corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

The Corporation performs asset valuation analyses on an ongoing basis as a part of its asset management program. These analyses monitor the performance of assets against corporate objectives. They also assist the Corporation in assessing whether the carrying amounts of any of its assets may not be recoverable. In addition to estimating oil and gas reserve volumes in conducting these analyses, it is also necessary to estimate future oil and gas prices. Trigger events for impairment evaluation include a significant decrease in current and projected prices or reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected, and historical and current operating losses.

In general, the Corporation does not view temporarily low oil and gas prices as a trigger event for conducting the impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop significantly, industry prices over the long term will continue to be driven by market supply and demand. On the supply side, industry production from mature fields is declining, but this is being offset by production from new discoveries and field developments. OPEC production policies also have an impact on world oil supplies. The demand side is largely a function of global economic growth. The relative growth/decline in supply versus demand will determine industry prices over the long term and these cannot be accurately predicted. Accordingly, any impairment tests that the Corporation performs make use of the Corporation's price assumptions developed in the annual planning and budgeting process for the crude oil and natural gas markets, petroleum products and chemicals. These are the same price assumptions that are used for capital investment decisions. Volumes are based on individual field production profiles, which are updated annually. Cash flow estimates for impairment testing exclude the use of derivative instruments.

Supplemental information regarding oil and gas results of operations, capitalized costs and reserves is provided following the notes to consolidated financial statements. The standardized measure of discounted future cash flows is based on the year-end price applied for all future years, as required under Statement of Financial Accounting Standards No. 69 (FAS 69), "Disclosure about Oil and Gas Producing Activities." Future prices used for any impairment tests will vary from the one used in the FAS 69 disclosure and could be lower or higher for any given year.

Suspended Exploratory Well Costs

The Corporation carries as an asset exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Corporation is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense. Assessing whether a project has made sufficient progress is a subjective area and requires careful consideration of the relevant facts and circumstances. The facts and circumstances that support continued capitalization of suspended wells as of year-end 2007 are disclosed in note 9 to the financial statements.

Consolidations

The Consolidated Financial Statements include the accounts of those subsidiaries that the Corporation controls. They also include the Corporation's share of the undivided interest in certain upstream assets and liabilities. Amounts representing the Corporation's percentage interest in the underlying net assets of other significant affiliates that it does not control, but exercises significant influence, are included in "Investments, advances and long-term receivables"; the Corporation's share of the net income of these companies is included in the Consolidated Statement of Income caption "Income from equity affiliates." The accounting for these non-consolidated companies is referred to as the equity method of accounting.

Majority ownership is normally the indicator of control that is the basis on which subsidiaries are consolidated. However, certain factors may indicate that a majority-owned investment is not controlled and therefore should be accounted for using the equity method of accounting. These factors occur where the minority shareholders are granted by law or by contract substantive participating rights. These include the right to approve operating policies, expense budgets, financing and investment plans and management compensation and succession plans.

Additional disclosures of summary balance sheet and income information for those subsidiaries accounted for under the equity method of accounting can be found in note 6.

Investments in companies that are partially owned by the Corporation are integral to the Corporation's operations. In some cases they serve to balance worldwide risks and in others they provide the only available means of entry into a particular market or area of interest. The other parties who also have an equity interest in these companies are either independent third parties or host governments that share in the business results according to their percentage ownership. The Corporation does not invest in these companies in order to remove liabilities from its balance sheet. In fact, the Corporation has long been on record supporting an alternative accounting method that would require each investor to consolidate its percentage share of all assets and liabilities in these partially owned companies rather than only its percentage in the net equity. This method of accounting for investments in partially owned companies is not permitted by GAAP except where the investments are in the direct ownership of a share of upstream assets and liabilities. However, for purposes of calculating return on average capital employed, which is not covered by GAAP standards, the Corporation includes its share of debt of these partially owned companies in the determination of average capital employed.

Pension Benefits

The Corporation and its affiliates sponsor approximately 100 defined benefit (pension) plans in about 50 countries. The funding arrangement for each plan depends on the prevailing practices and regulations of the countries where the Corporation operates. Pension and Other Postretirement Benefits (note 16) provides details on pension obligations, fund assets and pension expense.

Some of these plans (primarily non-U.S.) provide pension benefits that are paid directly by their sponsoring affiliates out of corporate cash flow rather than a separate pension fund. Book reserves are established for these plans because tax conventions and regulatory practices do not encourage advance funding. The portion of the pension cost attributable to employee service is expensed as services are rendered. The portion attributable to the increase in pension obligations due to the passage of time is expensed over the term of the obligations, which ends when all benefits are paid. The primary difference in pension expense for unfunded versus funded plans is that pension expense for funded plans also includes a credit for the expected long-term return on fund assets.

For funded plans, including many in the United States, pension obligations are financed in advance through segregated assets or insurance arrangements. These plans are managed in compliance with the requirements of governmental authorities and meet or exceed required funding levels as measured by relevant actuarial and government standards at the mandated measurement dates. In determining liabilities and required contributions, these standards often require approaches and assumptions that differ from those used for accounting purposes.

The Corporation will continue to make contributions to these funded plans as necessary. All defined-benefit pension obligations, regardless of the funding status of the underlying plans, are fully supported by the financial strength of the Corporation or the respective sponsoring affiliate.

Pension accounting requires explicit assumptions regarding, among others, the long-term expected earnings rate on fund assets, the discount rate for the benefit obligations and the long-term rate for future salary increases. Pension assumptions are reviewed annually by outside actuaries and senior management. These assumptions are adjusted only as appropriate to reflect changes in market rates and outlook. For example, the long-term expected earnings rate on U.S. pension plan assets in 2007 was 9.0 percent. This compares to an actual rate of return over the past decade of 10 percent. The Corporation establishes the long-term expected rate of return by developing a forward-looking, long-term return assumption for each pension fund asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class. A worldwide reduction of 0.5 percent in the long-term rate of return on assets would increase annual pension expense by approximately $140 million before tax.

Differences between actual returns on fund assets and the long-term expected return are not recognized in pension expense in the year that the difference occurs. Such differences are deferred, along with other actuarial gains and losses, and are amortized into pension expense over the expected remaining service life of employees.

Litigation Contingencies

A variety of claims have been made against the Corporation and certain of its consolidated subsidiaries in a number of pending lawsuits. Management has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. The status of significant claims is summarized in note 15.

GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred by the date of the balance sheet and that the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Corporation revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Corporation discloses the nature of the contingency and, where feasible, an estimate of the possible loss.

Significant management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict. However, the Corporation has been successful in defending litigation in the past. Payments have not had a materially adverse effect on operations or financial condition. In the Corporation's experience, large claims often do not result in large awards. Large awards are often reversed or substantially reduced as a result of appeal or settlement.

Tax Contingencies

The Corporation is subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies and tax disputes because the outcomes are often difficult to predict.

GAAP requires recognition and measurement of uncertain tax positions that the Corporation has taken or expects to take in its income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. The Corporation's unrecognized tax benefits and a description of open tax years are summarized in note 18.

Foreign Currency Translation

The method of translating the foreign currency financial statements of the Corporation's international subsidiaries into U.S. dollars is prescribed by GAAP. Under these principles, it is necessary to select the functional currency of these subsidiaries. The functional currency is the currency of the primary economic environment in which the subsidiary operates. Management selects the functional currency after evaluating this economic environment. Downstream and Chemical operations use the local currency, except in countries with a history of high inflation (primarily in Latin America) and Singapore, which uses the U.S. dollar because it predominantly sells into the U.S. dollar export market. Upstream operations also use the local currency as the functional currency, except where crude and natural gas production is predominantly sold in the export market in U.S. dollars. Operations using the U.S. dollar as their functional currency include Malaysia, Indonesia, Angola, Nigeria, Equatorial Guinea, Russia and the Middle East.

Factors considered by management when determining the functional currency for a subsidiary include: the currency used for cash flows related to individual assets and liabilities; the responsiveness of sales prices to changes in exchange rates; the history of inflation in the country; whether sales are into local markets or exported; the currency used to acquire raw materials, labor, services and supplies; sources of financing; and significance of intercompany transactions.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Corporation's chief executive officer, principal financial officer, and principal accounting officer, is responsible for establishing and maintaining adequate internal control over the Corporation's financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Exxon Mobil Corporation's internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, as stated in their report included in the Financial Section of this report.

Rex W. Tillerson	Donald D. Humphreys	Patrick T. Mulva
Chief Executive Officer	Sr. Vice President and Treasurer	Vice President and Controller
	(Principal Financial Officer)	(Principal Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To the Shareholders of Exxon Mobil Corporation:

In our opinion, the consolidated financial statements listed under Item 8 of the Form 10-K present fairly, in all material respects, the financial position of Exxon Mobil Corporation and its subsidiaries at December 31, 2007, and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Corporation changed its method of accounting for uncertainty in income taxes in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
February 28, 2008

CONSOLIDATED STATEMENT OF INCOME

	Note Reference Number	2007	2006	2005
			(millions of dollars)	
Revenues and other income				
Sales and other operating revenue *(1) (2)*		$390,328	$365,467	$358,955
Income from equity affiliates	6	8,901	6,985	7,583
Other income		5,323	5,183	4,142
Total revenues and other income		$404,552	$377,635	$370,680
Costs and other deductions				
Crude oil and product purchases		$199,498	$182,546	$185,219
Production and manufacturing expenses		31,885	29,528	26,819
Selling, general and administrative expenses		14,890	14,273	14,402
Depreciation and depletion		12,250	11,416	10,253
Exploration expenses, including dry holes		1,469	1,181	964
Interest expense		400	654	496
Sales-based taxes *(1)*	18	31,728	30,381	30,742
Other taxes and duties	18	40,953	39,203	41,554
Income applicable to minority and preferred interests		1,005	1,051	799
Total costs and other deductions		$334,078	$310,233	$311,248
Income before income taxes		$ 70,474	$ 67,402	$ 59,432
Income taxes	18	29,864	27,902	23,302
Net income		$ 40,610	$ 39,500	$ 36,130
Net income per common share (dollars)	11	$ 7.36	$ 6.68	$ 5.76
Net income per common share – assuming dilution (dollars)	11	$ 7.28	$ 6.62	$ 5.71

(1) Sales and other operating revenue includes sales-based taxes of $31,728 million for 2007, $30,381 million for 2006 and $30,742 million for 2005.

(2) Sales and other operating revenue includes $30,810 million for 2005 for purchases/sales contracts with the same counterparty. Associated costs were included in Crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income. See note 1, Summary of Accounting Policies.

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED BALANCE SHEET

	Note Reference Number	Dec. 31 2007	Dec 31 2006
		(millions of dollars)	
Assets			
Current assets			
Cash and cash equivalents		$ 33,981	$ 28,244
Cash and cash equivalents – restricted	3, 15	-	4,604
Marketable securities		519	-
Notes and accounts receivable, less estimated doubtful amounts	5	36,450	28,942
Inventories			
Crude oil, products and merchandise	3	8,863	8,979
Materials and supplies		2,226	1,735
Prepaid taxes and expenses		3,924	3,273
Total current assets		$ 85,963	$ 75,777
Investments, advances and long-term receivables	7	28,194	23,237
Property, plant and equipment, at cost, less accumulated depreciation and depletion	8	120,869	113,687
Other assets, including intangibles, net		7,056	6,314
Total assets		$242,082	$219,015
Liabilities			
Current liabilities			
Notes and loans payable	5	$ 2,383	$ 1,702
Accounts payable and accrued liabilities	5	45,275	39,082
Income taxes payable		10,654	8,033
Total current liabilities		$ 58,312	$ 48,817
Long-term debt	13	7,183	6,645
Postretirement benefits reserves	16	13,278	13,931
Deferred income tax liabilities	18	22,899	20,851
Other long-term obligations		14,366	11,123
Equity of minority and preferred shareholders in affiliated companies		4,282	3,804
Total liabilities		$120,320	$105,171
Commitments and contingencies	15		
Shareholders' equity			
Common stock without par value		$ 4,933	$ 4,786
(9,000 million shares authorized, 8,019 million shares issued)			
Earnings reinvested		228,518	195,207
Accumulated other comprehensive income			
Cumulative foreign exchange translation adjustment		7,972	3,733
Postretirement benefits reserves adjustment		(5,983)	(6,495)
Common stock held in treasury (2,637 million shares in 2007 and 2,290 million shares in 2006)		(113,678)	(83,387)
Total shareholders' equity		$121,762	$113,844
Total liabilities and shareholders' equity		$242,082	$219,015

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Note Reference Number	2007 Shareholders' Equity	2007 Comprehensive Income	2006 Shareholders' Equity	2006 Comprehensive Income (1)	2005 Shareholders' Equity	2005 Comprehensive Income
		(millions of dollars)					
Common stock							
At beginning of year		$ 4,786		$ 4,477		$ 4,053	
Restricted stock amortization		531		480		356	
Tax benefits related to stock-based awards		113		169		224	
Cumulative effect of accounting change	2	(55)		-		-	
Other		(442)		(340)		(156)	
At end of year		$ 4,933		$ 4,786		$ 4,477	
Earnings reinvested							
At beginning of year		195,207		163,335		134,390	
Net income for the year		40,610	$40,610	39,500	$39,500	36,130	$36,130
Cumulative effect of accounting change	2	322		-		-	
Dividends – common shares		(7,621)		(7,628)		(7,185)	
At end of year		$ 228,518		$ 195,207		$163,335	
Accumulated other comprehensive income							
At beginning of year		(2,762)		(1,279)		1,527	
Foreign exchange translation adjustment		4,239	4,239	2,754	2,754	(2,619)	(2,619)
Postretirement benefits reserves adjustment	16	(326)	(326)	(6,495)	-	-	-
Amortization of postretirement benefits reserves adjustment included in net periodic benefit costs	16	838	838	-	-	-	-
Minimum pension liability adjustment		-	-	2,258	749	241	241
Reclassification adjustment for gain on sale of stock investment included in net income		-	-	-	-	(428)	(428)
At end of year		$ 1,989		$ (2,762)		$ (1,279)	
Total			$45,361		$43,003		$33,324
Common stock held in treasury							
At beginning of year		(83,387)		(55,347)		(38,214)	
Acquisitions, at cost		(31,822)		(29,558)		(18,221)	
Dispositions		1,531		1,518		1,088	
At end of year		$(113,678)		$ (83,387)		$ (55,347)	
Shareholders' equity at end of year		$ 121,762		$ 113,844		$111,186	

	Share Activity 2007	2006	2005
	(millions of shares)		
Common stock			
Issued			
At beginning of year	8,019	8,019	8,019
Issued	-	-	-
At end of year	8,019	8,019	8,019
Held in treasury			
At beginning of year	(2,290)	(1,886)	(1,618)
Acquisitions	(386)	(451)	(311)
Dispositions	39	47	43
At end of year	(2,637)	(2,290)	(1,886)
Common shares outstanding at end of year	5,382	5,729	6,133

(1) Includes pre-FAS 158 adoption change in minimum pension liability.

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note Reference Number	2007	2006	2005
			(millions of dollars)	
Cash flows from operating activities				
Net income				
Accruing to ExxonMobil shareholders		$ 40,610	$ 39,500	$ 36,130
Accruing to minority and preferred interests		1,005	1,051	799
Adjustments for noncash transactions				
Depreciation and depletion		12,250	11,416	10,253
Deferred income tax charges/(credits)		124	1,717	(429)
Postretirement benefits expense in excess of/(less than) payments		(1,314)	(1,787)	254
Other long-term obligation provisions in excess of/(less than) payments		1,065	(666)	398
Dividends received greater than/(less than) equity in current earnings of equity companies		(714)	(579)	(734)
Changes in operational working capital, excluding cash and debt				
Reduction/(increase) – Notes and accounts receivable		(5,441)	(181)	(3,700)
– Inventories		72	(1,057)	(434)
– Prepaid taxes and expenses		280	(385)	(7)
Increase/(reduction) – Accounts and other payables		6,228	1,160	7,806
Net (gain) on asset sales	4	(2,217)	(1,531)	(1,980)
All other items – net		54	628	(218)
Net cash provided by operating activities		$ 52,002	$ 49,286	$ 48,138
Cash flows from investing activities				
Additions to property, plant and equipment		$(15,387)	$(15,462)	$(13,839)
Sales of subsidiaries, investments and property, plant and equipment	4	4,204	3,080	6,036
Decrease in restricted cash and cash equivalents	3, 15	4,604	-	-
Additional investments and advances		(3,038)	(2,604)	(2,810)
Collection of advances		391	756	343
Additions to marketable securities		(646)	-	-
Sales of marketable securities		144	-	-
Net cash used in investing activities		$ (9,728)	$(14,230)	$(10,270)
Cash flows from financing activities				
Additions to long-term debt		$ 592	$ 318	$ 195
Reductions in long-term debt		(209)	(33)	(81)
Additions to short-term debt		1,211	334	377
Reductions in short-term debt		(809)	(451)	(687)
Additions/(reductions) in debt with less than 90-day maturity		(187)	(95)	(1,306)
Cash dividends to ExxonMobil shareholders		(7,621)	(7,628)	(7,185)
Cash dividends to minority interests		(289)	(239)	(293)
Changes in minority interests and sales/(purchases) of affiliate stock		(659)	(493)	(681)
Tax benefits related to stock-based awards		369	462	-
Common stock acquired		(31,822)	(29,558)	(18,221)
Common stock sold		1,079	1,173	941
Net cash used in financing activities		$(38,345)	$(36,210)	$(26,941)
Effects of exchange rate changes on cash		$ 1,808	$ 727	$ (787)
Increase/(decrease) in cash and cash equivalents		$ 5,737	$ (427)	$ 10,140
Cash and cash equivalents at beginning of year		28,244	28,671	18,531
Cash and cash equivalents at end of year		$ 33,981	$ 28,244	$ 28,671

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and the supporting and supplemental material are the responsibility of the management of Exxon Mobil Corporation.

The Corporation's principal business is energy, involving the worldwide exploration, production, transportation and sale of crude oil and natural gas (Upstream) and the manufacture, transportation and sale of petroleum products (Downstream). The Corporation is also a major worldwide manufacturer and marketer of petrochemicals (Chemical) and participates in electric power generation (Upstream).

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Prior years' data has been reclassified in certain cases to conform to the 2007 presentation basis.

1. Summary of Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of those subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation and for which other shareholders do not possess the right to participate in significant management decisions. They also include the Corporation's share of the undivided interest in certain upstream assets and liabilities.

Amounts representing the Corporation's percentage interest in the underlying net assets of other subsidiaries and less-than-majority-owned companies in which a significant ownership percentage interest is held are included in "Investments, advances and long-term receivables"; the Corporation's share of the net income of these companies is included in the Consolidated Statement of Income caption "Income from equity affiliates." The Corporation's share of the cumulative foreign exchange translation adjustment for equity method investments is reported in the Consolidated Statement of Shareholders' Equity. Evidence of loss in value that might indicate impairment of investments in companies accounted for on the equity method is assessed to determine if such evidence represents a loss in value of the Corporation's investment that is other than temporary. Examples of key indicators include a history of operating losses, a negative earnings and cash flow outlook, significant downward revisions to oil and gas reserves, and the financial condition and prospects for the investee's business segment or geographic region. If evidence of an other than temporary loss in fair value below carrying amount is determined, an impairment is recognized. In the absence of market prices for the investment, discounted cash flows are used to assess fair value.

Revenue Recognition. The Corporation generally sells crude oil, natural gas and petroleum and chemical products under short-term agreements at prevailing market prices. In some cases (e.g., natural gas), products may be sold under long-term agreements, with periodic price adjustments. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from the production of natural gas properties in which the Corporation has an interest with other producers are recognized on the basis of the Corporation's net working interest. Differences between actual production and net working interest volumes are not significant.

Effective January 1, 2006, the Corporation adopted the Emerging Issues Task Force (EITF) consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The EITF concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. In prior periods, the Corporation recorded certain crude oil, natural gas, petroleum product and chemical sales and purchases contemporaneously negotiated with the same counterparty as revenues and purchases. As a result of the EITF consensus, the Corporation's accounts "Sales and other operating revenue," "Crude oil and product purchases" and "Other taxes and duties" on the Consolidated Statement of Income were reduced prospectively from 2006 by associated amounts with no impact on net income. All operating segments were affected by this change, with the largest impact in the Downstream.

Sales-Based Taxes. The Corporation reports sales, excise and value-added taxes on sales transactions on a gross basis in the Consolidated Statement of Income (included in both revenues and costs). This gross reporting basis is footnoted on the Consolidated Statement of Income.

Derivative Instruments. The Corporation makes limited use of derivative instruments. The Corporation does not engage in speculative derivative activities or derivative trading activities nor does it use derivatives with leveraged features. When the Corporation does enter into derivative transactions, it is to offset exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices that arise from existing assets, liabilities and transactions.

The gains and losses resulting from changes in the fair value of derivatives are recorded in income. In some cases, the Corporation designates derivatives as fair value hedges, in which case the gains and losses are offset in income by the gains and losses arising from changes in the fair value of the underlying hedged items.

Inventories. Crude oil, products and merchandise inventories are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventory costs include expenditures and other charges (including depreciation) directly and indirectly incurred in bringing the inventory to its existing condition and location. Selling expenses and general and administrative expenses are reported as period costs and excluded from inventory cost. Inventories of materials and supplies are valued at cost or less.

Property, Plant and Equipment. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration. Maintenance and repairs, including planned major maintenance, are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

Interest costs incurred to finance expenditures during the construction phase of multiyear projects are capitalized as part of the historical cost of acquiring the constructed assets. The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use. Capitalized interest costs are included in property, plant and equipment and are depreciated over the service life of the related assets.

The Corporation uses the "successful efforts" method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method.

The Corporation carries as an asset exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Corporation is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense.

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves. Significant unproved properties are assessed for impairment individually and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that the Corporation expects to hold the properties. The cost of properties that are not individually significant are aggregated by groups and amortized over the average holding period of the properties of the groups. The valuation allowances are reviewed at least annually. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

Unit-of-production depreciation is applied to property, plant and equipment, including capitalized exploratory drilling and development costs, associated with productive depletable extractive properties in the Upstream segment. Unit-of-production rates are based on the amount of proved developed reserves of oil, gas and other minerals that are estimated to be recoverable from existing facilities using current operating methods. Additional oil and gas to be obtained through the application of improved recovery techniques is included when, or to the extent that, the requisite commercial-scale facilities have been installed and the required wells have been drilled.

Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Production costs are expensed as incurred. Production involves lifting the oil and gas to the surface and gathering, treating, field processing and field storage of the oil and gas. The production function normally terminates at the outlet valve on the lease or field production storage tank. Production costs are those incurred to operate and maintain the Corporation's wells and related equipment and facilities. They become part of the cost of oil and gas produced. These costs, sometimes referred to as lifting costs, include such items as labor costs to operate the wells and related equipment; repair and maintenance costs on the wells and equipment; materials, supplies and energy costs required to operate the wells and related equipment; and administrative expenses related to the production activity.

Gains on sales of proved and unproved properties are only recognized when there is no uncertainty about the recovery of costs applicable to any interest retained or where there is no substantial obligation for future performance by the Corporation. Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value.

Proved oil and gas properties held and used by the Corporation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The Corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated corporate plan investment evaluation assumptions for crude oil commodity prices and foreign currency exchange rates. Annual volumes are based on individual field production profiles, which are also updated annually. Prices for natural gas and other products are based on corporate plan assumptions developed annually by major region and also for investment evaluation purposes. Cash flow estimates for impairment testing exclude derivative instruments.

Impairment analyses are generally based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. Impairments are measured by the amount the carrying value exceeds the fair value.

Asset Retirement Obligations and Environmental Liabilities. The Corporation incurs retirement obligations for certain assets at the time they are installed. The fair values of these obligations are recorded as liabilities on a discounted basis. The costs associated with these liabilities are capitalized as part of the related assets and depreciated. Over time, the liabilities are accreted for the change in their present value.

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties and projected cash expenditures are not discounted.

Foreign Currency Translation. The Corporation selects the functional reporting currency for its international subsidiaries based on the currency of the primary economic environment in which each subsidiary operates. Downstream and Chemical operations primarily use the local currency. However, the U.S. dollar is used in countries with a history of high inflation (primarily in Latin America) and Singapore, which predominantly sells into the U.S. dollar export market. Upstream operations which are relatively self-contained and integrated within a particular country, such as Canada, the United Kingdom, Norway and continental Europe, use the local currency. Some Upstream operations, primarily in Asia, West Africa, Russia and the Middle East, use the U.S. dollar because they predominantly sell crude and natural gas production into U.S. dollar-denominated markets. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

Share-Based Payments. The Corporation awards share-based compensation to employees in the form of restricted stock and restricted stock units. Compensation expense is measured by the market price of the restricted shares at the date of grant and is recognized in the income statement over the requisite service period of each award. See note 14, Incentive Program, for further details.

2. Accounting Change for Uncertainty in Income Taxes

Effective January 1, 2007, the Corporation adopted the Financial Accounting Standards Board's (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." FIN 48 is an interpretation of FASB Statement 109, "Accounting for Income Taxes," and prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Corporation has taken or expects to take in its income tax returns. Upon the adoption of FIN 48, the Corporation recognized a transition gain of $267 million in shareholders' equity. The gain reflected the recognition of several refund claims, partly offset by increased liability reserves. FIN 48 also resulted in a reclassification of amounts previously reported net on the balance sheet. The balance sheet reclassifications resulted in a $2.4 billion increase to investments, advances and long-term receivables, a $1.0 billion decrease to current liabilities, primarily income taxes payable, and a $3.1 billion increase to other long-term obligations. See note 18, Income, Sales-Based and Other Taxes, for additional disclosures.

3. Miscellaneous Financial Information

Research and development costs totaled $814 million in 2007, $733 million in 2006 and $712 million in 2005.

Net income included aggregate foreign exchange transaction gains of $229 million and $278 million in 2007 and 2006, respectively, and losses of $138 million in 2005.

In 2007, 2006 and 2005, net income included gains of $327 million, $401 million and $215 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $25.4 billion and $15.9 billion at December 31, 2007, and 2006, respectively.

Crude oil, products and merchandise as of year-end 2007 and 2006 consist of the following:

	2007	2006
	(billions of dollars)	
Petroleum products	$3.8	$3.8
Crude oil	2.6	2.8
Chemical products	2.1	2.1
Gas/other	0.4	0.3
Total	$8.9	$9.0

The restriction on approximately $4.6 billion of cash and cash equivalents was released in 2007 following an Alabama Supreme Court judgment in ExxonMobil's favor (see note 15).

4. Cash Flow Information

The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents. Highly liquid investments with maturities of three months or less when acquired are classified as cash equivalents.

The "Net (gain) on asset sales" in net cash provided by operating activities on the Consolidated Statement of Cash Flows includes the before-tax gain from the Corporation's sale of its investment in Sinopec in 2005. Other gains are primarily from the sale of Downstream assets and investments in 2007 and from the sale of Upstream producing properties in 2006 and 2005. These gains are reported in "Other income" on the Consolidated Statement of Income.

	2007	2006	2005
	(millions of dollars)		
Cash payments for interest	$ 555	$ 1,382	$ 473
Cash payments for income taxes	$26,342	$26,165	$22,535

5. Additional Working Capital Information

	Dec. 31 2007	Dec. 31 2006
	(millions of dollars)	
Notes and accounts receivable		
Trade, less reserves of $258 million and $306 million	$30,775	$25,076
Other, less reserves of $36 million and $64 million	5,675	3,866
Total	$36,450	$28,942
Notes and loans payable		
Bank loans	$ 1,238	$ 753
Commercial paper	205	274
Long-term debt due within one year	318	459
Other	622	216
Total	$ 2,383	$ 1,702
Accounts payable and accrued liabilities		
Trade payables	$29,239	$25,084
Payables to equity companies	3,556	2,597
Accrued taxes other than income taxes	6,485	6,052
Other	5,995	5,349
Total	$45,275	$39,082

On December 31, 2007, unused credit lines for short-term financing totaled approximately $5.7 billion. Of this total, $3.6 billion support commercial paper programs under terms negotiated when drawn. The weighted-average interest rate on short-term borrowings outstanding at December 31, 2007, and 2006, was 5.5 percent.

6. Equity Company Information

The summarized financial information below includes amounts related to certain less-than-majority-owned companies and majority-owned subsidiaries where minority shareholders possess the right to participate in significant management decisions (see note 1). These companies are primarily engaged in crude production, natural gas marketing and refining operations in North America; natural gas production, natural gas distribution and downstream operations in Europe; crude production in Kazakhstan; and liquefied natural gas (LNG) operations in Qatar. Also included are several power generation, refining, petrochemical/lubes manufacturing and chemical ventures. The Corporation's ownership in these ventures is in the form of shares in corporate joint ventures as well as interests in partnerships. The share of total equity company revenues from sales to ExxonMobil consolidated companies was 23 percent, 24 percent and 22 percent in the years 2007, 2006 and 2005, respectively.

	2007		2006		2005	
Equity Company Financial Summary	Total	ExxonMobil Share	Total	ExxonMobil Share	Total	ExxonMobil Share
			(millions of dollars)			
Total revenues	$109,149	$37,724	$98,542	$33,505	$88,003	$31,395
Income before income taxes	$ 30,505	$11,448	$24,094	$ 8,905	$24,070	$ 9,809
Income taxes	7,557	2,547	5,582	1,920	5,574	2,226
Net income	$ 22,948	$ 8,901	$18,512	$ 6,985	$18,496	$ 7,583
Current assets	$ 29,268	$10,228	$24,684	$ 8,484	$24,931	$ 8,645
Property, plant and equipment, less accumulated depreciation	70,591	22,638	59,691	19,602	50,622	17,149
Other long-term assets	6,667	3,092	7,209	4,206	6,900	3,919
Total assets	$106,526	$35,958	$91,584	$32,292	$82,453	$29,713
Short-term debt	$ 3,127	$ 1,117	$ 2,669	$ 888	$ 3,412	$ 1,179
Other current liabilities	20,861	7,124	16,543	5,852	15,330	5,414
Long-term debt	19,821	2,269	16,442	1,920	13,419	2,271
Other long-term liabilities	8,142	3,395	7,946	3,250	7,477	3,153
Advances from shareholders	18,422	8,353	15,791	6,803	14,390	5,580
Net assets	$ 36,153	$13,700	$32,193	$13,579	$28,425	$12,116

A list of significant equity companies as of December 31, 2007, together with the Corporation's percentage ownership interest, is detailed below:

	Percentage Ownership Interest
Upstream	
Aera Energy LLC	48
BEB Erdgas und Erdoel GmbH	50
Cameroon Oil Transportation Company S.A.	41
Castle Peak Power Company Limited	60
Nederlandse Aardolie Maatschappij B.V.	50
Qatar Liquefied Gas Company Limited	10
Qatar Liquefied Gas Company Limited II	24
Ras Laffan Liquefied Natural Gas Company Limited	25
Ras Laffan Liquefied Natural Gas Company Limited II	30
Tengizchevroil, LLP	25
Terminale GNL Adriatico S.r.l.	45

	Percentage Ownership Interest
Downstream	
Chalmette Refining, LLC	50
Fujian Refining & Petrochemical Company Ltd.	25
Saudi Aramco Mobil Refinery Company Ltd.	50
Chemical	
Al-Jubail Petrochemical Company	50
Infineum Holdings B.V.	50
Saudi Yanbu Petrochemical Co.	50

7. Investments, Advances and Long-Term Receivables

	Dec. 31 2007	Dec. 31 2006
	(millions of dollars)	
Companies carried at equity in underlying assets		
Investments	$13,700	$13,579
Advances	8,353	6,803
	$22,053	$20,382
Companies carried at cost or less and stock investments carried at fair value	1,647	1,678
	$23,700	$22,060
Long-term receivables and miscellaneous investments at cost or less	4,494	1,177
Total	$28,194	$23,237

8. Property, Plant and Equipment and Asset Retirement Obligations

	Dec. 31, 2007		Dec. 31, 2006	
Property, Plant and Equipment	Cost	Net	Cost	Net
	(millions of dollars)			
Upstream	$178,712	$ 73,524	$163,087	$ 68,410
Downstream	65,841	30,148	62,392	28,918
Chemical	24,081	10,071	22,197	9,319
Other	11,706	7,126	11,608	7,040
Total	$280,340	$120,869	$259,284	$113,687

In the Upstream segment, depreciation is on a unit-of-production basis, so depreciable life will vary by field. In the Downstream segment, investments in refinery and lubes basestock manufacturing facilities are generally depreciated on a straight-line basis over a 25-year life and service station buildings and fixed improvements over a 20-year life. In the Chemical segment, investments in process equipment are generally depreciated on a straight-line basis over a 20-year life.

Accumulated depreciation and depletion totaled $159,471 million at the end of 2007 and $145,597 million at the end of 2006. Interest capitalized in 2007, 2006 and 2005 was $557 million, $530 million and $434 million, respectively.

Asset Retirement Obligations

The Corporation incurs retirement obligations for its upstream assets. The fair values of these obligations are recorded as liabilities on a discounted basis, which is typically at the time the assets are installed. The costs associated with these liabilities are capitalized as part of the related assets and depreciated as the reserves are produced. Over time, the liabilities are accreted for the change in their present value. Asset retirement obligations for downstream and chemical facilities generally become firm at the time the facilities are permanently shut down and dismantled. These obligations may include the costs of asset disposal and additional soil remediation. However, these sites have indeterminate lives based on plans for continued operations and as such, the fair value of the conditional legal obligations cannot be measured, since it is impossible to estimate the future settlement dates of such obligations.

The following table summarizes the activity in the liability for asset retirement obligations:

	2007	2006
	(millions of dollars)	
Beginning balance	$4,703	$3,568
Accretion expense and other provisions	322	243
Reduction due to property sales	(271)	(202)
Payments made	(352)	(238)
Liabilities incurred	113	263
Revisions	348	832
Foreign currency translation/other	278	237
Ending balance	$5,141	$4,703

9. Accounting for Suspended Exploratory Well Costs

In accounting for suspended exploratory well costs, the Corporation utilizes Financial Accounting Standards Board Staff Position FAS 19-1 (FSP 19-1), "Accounting for Suspended Well Costs." FSP 19-1 amended Statement of Financial Accounting Standards No. 19 (FAS 19), "Financial Accounting and Reporting by Oil and Gas Producing Companies," to permit the continued capitalization of exploratory well costs beyond one year after the well is completed if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project.

The following two tables provide details of the changes in the balance of suspended exploratory well costs as well as an aging summary of those costs.

Change in capitalized suspended exploratory well costs:

	2007	2006	2005
	(millions of dollars)		
Balance beginning at January 1	$ 1,305	$ 1,139	$ 1,070
Additions pending the determination of proved reserves	228	257	233
Charged to expense	(108)	(54)	(62)
Reclassifications to wells, facilities and equipment based on the determination of proved reserves	(82)	(22)	(82)
Other	(52)	(15)	(20)
Ending balance	$ 1,291	$ 1,305	$ 1,139
Ending balance attributed to equity companies included above	$ 3	$ 17	$ 2

Period end capitalized suspended exploratory well costs:

	2007	2006	2005
	(millions of dollars)		
Capitalized for a period of one year or less	$ 228	$ 257	$ 233
Capitalized for a period of between one and five years	566	566	485
Capitalized for a period of between five and ten years	255	213	167
Capitalized for a period of greater than ten years	242	269	254
Capitalized for a period greater than one year – subtotal	$ 1,063	$ 1,048	$ 906
Total	$ 1,291	$ 1,305	$ 1,139

Exploration activity often involves drilling multiple wells, over a number of years, to fully evaluate a project. The table below provides a numerical breakdown of the number of projects with suspended exploratory well costs which had their first capitalized well drilled in the preceding 12 months and those that have had exploratory well costs capitalized for a period greater than 12 months.

	2007	2006	2005
Number of projects with first capitalized well drilled in the preceding 12 months	4	13	16
Number of projects that have exploratory well costs capitalized for a period of greater than 12 months	49	53	56
Total	53	66	72

Of the 49 projects that have exploratory well costs capitalized for a period greater than 12 months as of December 31, 2007, 29 projects have drilling in the preceding 12 months or exploratory activity planned in the next two years, while the remaining 20 projects are those with completed exploratory activity progressing toward development. The table below provides additional detail for those 20 projects, which total $291 million.

Country/Project	Dec. 31, 2007	Years Wells Drilled	Comment
	(millions of dollars)		
Australia			
– East Pilchard	$ 9	2001	Gas field near Kipper/Tuna development, awaiting capacity in existing/planned infrastructure.
Canada			
– Hibernia	36	2006	Progressing development plan and regulatory approvals for tieback to Hibernia gravity-based structure.
Indonesia			
– Natuna	118	1981 - 1983	Intent to proceed to the next phase of development communicated to government in 2004; discussions with government on near-term development work plans and contract terms are in progress; further technical evaluation and gas marketing activities continued to progress in 2007.
Kazakhstan			
– Aktote	42	2003 - 2004	Development study under way to examine tieback to Kashagan field and/or potential development with Kairan field that is still in the exploration phase.
Nigeria			
– Eloro-Isobo	9	2002	Offshore satellite development which will tie back to a planned production facility.
– Other (4 projects)	12	2001 - 2002	Actively pursuing development of several additional offshore satellite discoveries which will tie back to existing/planned production facilities.
United Kingdom			
– Carrack West	8	2001	Planned tieback to Carrack production facility; awaiting capacity.
– Phyllis	10	2004	Assessing co-development option with nearby 2005 Barbara discovery.
United States			
– Point Thomson	28	1977 - 1980	The Point Thomson Unit owners are progressing plans to put the unit into production. A project team continues evaluating gas transportation alternatives. The 2006 order of the Alaska Department of Natural Resources terminating the Point Thomson Unit was reversed on appeal by order of the Alaska Superior Court.
Other			
– Various (8 projects)	19	1979 - 2005	Projects primarily awaiting capacity in existing or planned infrastructure.
Total – 2007 (20 projects)	$ 291		

10. Leased Facilities

At December 31, 2007, the Corporation and its consolidated subsidiaries held noncancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum undiscounted lease commitments totaling $9,916 million as indicated in the table. Estimated related rental income from noncancelable subleases is $191 million.

	Lease Payments Under Minimum Commitments	Related Sublease Rental Income
	(millions of dollars)	
2008	$1,994	$ 37
2009	1,917	32
2010	1,546	28
2011	1,130	24
2012	765	18
2013 and beyond	2,564	52
Total	$9,916	$191

Net rental expenses under both cancelable and noncancelable operating leases incurred during 2007, 2006 and 2005 were as follows:

	2007	2006	2005
	(millions of dollars)		
Rental expense	$ 3,367	$ 3,576	$ 2,966
Less sublease rental income	168	172	176
Net rental expense	$ 3,199	$ 3,404	$ 2,790

11. Earnings Per Share

	2007	2006	2005
Net income per common share			
Net income *(millions of dollars)*	$40,610	$39,500	$36,130
Weighted average number of common shares outstanding *(millions of shares)*	5,517	5,913	6,266
Net income per common share *(dollars)*	$ 7.36	$ 6.68	$ 5.76
Net income per common share – assuming dilution			
Net income *(millions of dollars)*	$40,610	$39,500	$36,130
Weighted average number of common shares outstanding *(millions of shares)*	5,517	5,913	6,266
Effect of employee stock-based awards	60	57	56
Weighted average number of common shares outstanding – assuming dilution	5,577	5,970	6,322
Net income per common share *(dollars)*	$ 7.28	$ 6.62	$ 5.71
Dividends paid per common share *(dollars)*	$ 1.37	$ 1.28	$ 1.14

12. Financial Instruments and Derivatives

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value differs materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 2007, and 2006, was $7.9 billion and $7.2 billion, respectively, as compared to recorded book values of $7.2 billion and $6.6 billion.

The Corporation's size, strong capital structure, geographic diversity and the complementary nature of the Upstream, Downstream and Chemical businesses reduce the Corporation's enterprise-wide risk from changes in interest rates, currency rates and commodity prices. As a result, the Corporation makes limited use of derivatives to mitigate the impact of such changes. The Corporation does not engage in speculative derivative activities or derivative trading activities nor does it use derivatives with leveraged features. The Corporation maintains a system of controls that includes the authorization, reporting and monitoring of derivative activity. The Corporation's limited derivative activities pose no material credit or market risks to ExxonMobil's operations, financial condition or liquidity.

The estimated fair value of derivatives outstanding and recorded on the balance sheet was a net receivable of $31 million at year-end 2007 and a net payable of $64 million at year-end 2006. This is the amount that the Corporation would have received from, or paid to, third parties if these derivatives had been settled in the open market. The Corporation recognized a before-tax gain of $66 million and $397 million and a loss of $312 million related to derivatives during 2007, 2006 and 2005, respectively.

The fair value of derivatives outstanding at year-end 2007 and gain recognized during the year are immaterial in relation to the Corporation's year-end cash balance of $34.0 billion, total assets of $242.1 billion or net income for the year of $40.6 billion.

13. Long-Term Debt

At December 31, 2007, long-term debt consisted of $6,689 million due in U.S. dollars and $494 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $318 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 2008, in millions of dollars, are: 2009 – $255, 2010 – $203, 2011 – $206 and 2012 – $2,246. At December 31, 2007, the Corporation's unused long-term credit lines were not material.

Summarized long-term borrowings at year-end 2007 and 2006 were as shown in the table below:

	2007	2006
	(millions of dollars)	
Exxon Capital Corporation		
6.125% Guaranteed notes due 2008	$ –	$ 160
SeaRiver Maritime Financial Holdings, Inc. *(1)*		
Guaranteed debt securities due 2008-2011 *(2)*	39	52
Guaranteed deferred interest debentures due 2012		
– Face value net of unamortized discount plus accrued interest	1,727	1,550
Mobil Services (Bahamas) Ltd.		
Variable notes due 2035 *(3)*	972	972
Variable notes due 2034 *(4)*	311	311
Mobil Producing Nigeria Unlimited *(5)*		
Variable notes due 2012-2016	708	489
Esso (Thailand) Public Company Ltd. *(6)*		
Variable note due 2009-2012	326	–
Mobil Corporation		
8.625% debentures due 2021	248	248
Industrial revenue bonds due 2012-2039 *(7)*	1,694	1,697
Other U.S. dollar obligations *(8)*	629	786
Other foreign currency obligations	120	160
Capitalized lease obligations *(9)*	409	220
Total long-term debt	$7,183	$6,645

(1) Additional information is provided for this subsidiary on the following pages.

(2) Average effective interest rate of 5.3% in 2007 and 5.1% in 2006.

(3) Average effective interest rate of 5.3% in 2007 and 5.1% in 2006.

(4) Average effective interest rate of 5.4% in 2007 and 5.1% in 2006.

(5) Average effective interest rate of 8.8% in 2007 and 8.6% in 2006.

(6) Average effective interest rate of 4.5% in 2007.

(7) Average effective interest rate of 3.9% in 2007 and 3.7% in 2006.

(8) Average effective interest rate of 6.6% in 2007 and 6.6% in 2006.

(9) Average imputed interest rate of 7.3% in 2007 and 7.6% in 2006.

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

Exxon Mobil Corporation has fully and unconditionally guaranteed the deferred interest debentures due 2012 ($1,727 million long-term debt at December 31, 2007) and the debt securities due 2008 to 2011 ($39 million long-term and $13 million short-term) of SeaRiver Maritime Financial Holdings, Inc.

SeaRiver Maritime Financial Holdings, Inc. is a 100-percent-owned subsidiary of Exxon Mobil Corporation.

The following condensed consolidating financial information is provided for Exxon Mobil Corporation, as guarantor, and for SeaRiver Maritime Financial Holdings, Inc., as issuer, as an alternative to providing separate financial statements for the issuer. The accounts of Exxon Mobil Corporation and SeaRiver Maritime Financial Holdings, Inc. are presented utilizing the equity method of accounting for investments in subsidiaries.

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated statement of income for 12 months ended December 31, 2007					
Revenues and other income					
Sales and other operating revenue, including sales-based taxes	$16,502	$ –	$373,826	$ –	$390,328
Income from equity affiliates	40,800	4	8,859	(40,762)	8,901
Other income	488	–	4,835	–	5,323
Intercompany revenue	39,490	101	361,263	(400,854)	–
Total revenues and other income	97,280	105	748,783	(441,616)	404,552
Costs and other deductions					
Crude oil and product purchases	38,260	–	535,973	(374,735)	199,498
Production and manufacturing expenses	7,147	–	30,003	(5,265)	31,885
Selling, general and administrative expenses	2,581	–	13,116	(807)	14,890
Depreciation and depletion	1,661	–	10,589	–	12,250
Exploration expenses, including dry holes	276	–	1,193	–	1,469
Interest expense	5,997	201	14,601	(20,399)	400
Sales-based taxes	–	–	31,728	–	31,728
Other taxes and duties	48	–	40,905	–	40,953
Income applicable to minority and preferred interests	–	–	1,005	–	1,005
Total costs and other deductions	55,970	201	679,113	(401,206)	334,078
Income before income taxes	41,310	(96)	69,670	(40,410)	70,474
Income taxes	700	(34)	29,198	–	29,864
Net income	$40,610	$ (62)	$ 40,472	$ (40,410)	$ 40,610

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated statement of income for 12 months ended December 31, 2006					
Revenues and other income					
Sales and other operating revenue, including sales-based taxes	$16,317	$ –	$349,150	$ –	$365,467
Income from equity affiliates	37,911	14	6,974	(37,914)	6,985
Other income	944	–	4,239	–	5,183
Intercompany revenue	39,265	95	328,452	(367,812)	–
Total revenues and other income	94,437	109	688,815	(405,726)	377,635
Costs and other deductions					
Crude oil and product purchases	37,365	–	491,169	(345,988)	182,546
Production and manufacturing expenses	7,357	–	27,120	(4,949)	29,528
Selling, general and administrative expenses	2,634	–	12,297	(658)	14,273
Depreciation and depletion	1,431	–	9,985	–	11,416
Exploration expenses, including dry holes	272	–	909	–	1,181
Interest expense	4,829	182	12,388	(16,745)	654
Sales-based taxes	–	–	30,381	–	30,381
Other taxes and duties	36	–	39,167	–	39,203
Income applicable to minority and preferred interests	–	–	1,051	–	1,051
Total costs and other deductions	53,924	182	624,467	(368,340)	310,233
Income before income taxes	40,513	(73)	64,348	(37,386)	67,402
Income taxes	1,013	(30)	26,919	–	27,902
Net income	$39,500	$ (43)	$ 37,429	$ (37,386)	$ 39,500

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Condensed consolidated statement of income for 12 months ended December 31, 2005					
Revenues and other income					
Sales and other operating revenue, including sales-based taxes	$ 15,081	$ –	$ 343,874	$ –	$ 358,955
Income from equity affiliates	32,996	6	7,584	(33,003)	7,583
Other income	834	–	3,308	–	4,142
Intercompany revenue	33,546	56	274,757	(308,359)	–
Total revenues and other income	82,457	62	629,523	(341,362)	370,680
Costs and other deductions					
Crude oil and product purchases	30,451	–	447,251	(292,483)	185,219
Production and manufacturing expenses	7,177	–	24,859	(5,217)	26,819
Selling, general and administrative expenses	2,434	–	12,480	(512)	14,402
Depreciation and depletion	1,341	–	8,912	–	10,253
Exploration expenses, including dry holes	137	–	827	–	964
Interest expense	2,723	159	7,790	(10,176)	496
Sales-based taxes	–	–	30,742	–	30,742
Other taxes and duties	21	–	41,533	–	41,554
Income applicable to minority and preferred interests	–	–	799	–	799
Total costs and other deductions	44,284	159	575,193	(308,388)	311,248
Income before income taxes	38,173	(97)	54,330	(32,974)	59,432
Income taxes	2,043	(36)	21,295	–	23,302
Net income	$36,130	$ (61)	$ 33,035	$ (32,974)	$ 36,130

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated balance sheet for year ended December 31, 2007					
Cash and cash equivalents	$ 1,393	$ -	$ 32,588	$ -	$ 33,981
Cash and cash equivalents – restricted	-	-	-	-	-
Marketable securities	-	-	519	-	519
Notes and accounts receivable – net	3,733	2	34,338	(1,623)	36,450
Inventories	1,198	-	9,891	-	11,089
Prepaid taxes and expenses	373	-	3,551	-	3,924
Total current assets	6,697	2	80,887	(1,623)	85,963
Investments, advances and long-term receivables	208,062	362	420,262	(600,492)	28,194
Property, plant and equipment – net	16,291	-	104,578	-	120,869
Other long-term assets	221	51	6,784	-	7,056
Intercompany receivables	14,577	1,961	437,433	(453,971)	-
Total assets	$ 245,848	$ 2,376	$ 1,049,944	$ (1,056,086)	$ 242,082
Notes and loans payable	$ 3	$ 13	$ 2,367	$ -	$ 2,383
Accounts payable and accrued liabilities	3,038	1	42,236	-	45,275
Income taxes payable	-	-	12,277	(1,623)	10,654
Total current liabilities	3,041	14	56,880	(1,623)	58,312
Long-term debt	276	1,766	5,141	-	7,183
Deferred income tax liabilities	1,829	212	20,858	-	22,899
Other long-term liabilities	11,308	-	20,618	-	31,926
Intercompany payables	107,632	382	345,957	(453,971)	-
Total liabilities	124,086	2,374	449,454	(455,594)	120,320
Earnings reinvested	228,518	(467)	114,037	(113,570)	228,518
Other shareholders' equity	(106,756)	469	486,453	(486,922)	(106,756)
Total shareholders' equity	121,762	2	600,490	(600,492)	121,762
Total liabilities and shareholders' equity	$ 245,848	$ 2,376	$ 1,049,944	$ (1,056,086)	$ 242,082
Condensed consolidated balance sheet for year ended December 31, 2006					
Cash and cash equivalents	$ 6,355	$ -	$ 21,889	$ -	$ 28,244
Cash and cash equivalents – restricted	-	-	4,604	-	4,604
Notes and accounts receivable – net	2,057	-	26,885	-	28,942
Inventories	1,213	-	9,501	-	10,714
Prepaid taxes and expenses	357	-	2,916	-	3,273
Total current assets	9,982	-	65,795	-	75,777
Investments, advances and long-term receivables	200,982	359	409,935	(588,039)	23,237
Property, plant and equipment – net	16,730	-	96,957	-	113,687
Other long-term assets	275	64	5,975	-	6,314
Intercompany receivables	16,501	1,883	435,221	(453,605)	-
Total assets	$ 244,470	$ 2,306	$ 1,013,883	$ (1,041,644)	$ 219,015
Notes and loans payable	$ 90	$ 13	$ 1,599	$ -	$ 1,702
Accounts payable and accrued liabilities	3,025	1	36,056	-	39,082
Income taxes payable	548	1	7,484	-	8,033
Total current liabilities	3,663	15	45,139	-	48,817
Long-term debt	274	1,602	4,769	-	6,645
Deferred income tax liabilities	1,975	237	18,639	-	20,851
Other long-term liabilities	8,044	-	20,814	-	28,858
Intercompany payables	116,670	387	336,548	(453,605)	-
Total liabilities	130,626	2,241	425,909	(453,605)	105,171
Earnings reinvested	195,207	(404)	144,607	(144,203)	195,207
Other shareholders' equity	(81,363)	469	443,367	(443,836)	(81,363)
Total shareholders' equity	113,844	65	587,974	(588,039)	113,844
Total liabilities and shareholders' equity	$ 244,470	$ 2,306	$ 1,013,883	$ (1,041,644)	$ 219,015

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated statement of cash flows for 12 months ended December 31, 2007					
Cash provided by/(used in) operating activities	$ 73,813	$ 97	$ 49,185	$(71,093)	$ 52,002
Cash flows from investing activities					
Additions to property, plant and equipment	(1,252)	-	(14,135)	-	(15,387)
Sales of long-term assets	251	-	3,953	-	4,204
Decrease/(increase) in restricted cash and cash equivalents	-	-	4,604	-	4,604
Net intercompany investing	(39,679)	(79)	39,676	82	-
All other investing, net	-	-	(3,149)	-	(3,149)
Net cash provided by/(used in) investing activities	(40,680)	(79)	30,949	82	(9,728)
Cash flows from financing activities					
Additions to short- and long-term debt	-	-	1,803	-	1,803
Reductions in short- and long-term debt	(3)	(13)	(1,002)	-	(1,018)
Additions/(reductions) in debt with less than 90-day maturity	(97)	-	(90)	-	(187)
Cash dividends	(7,621)	-	(71,093)	71,093	(7,621)
Common stock acquired	(31,822)	-	-	-	(31,822)
Net intercompany financing activity	-	(5)	87	(82)	-
All other financing, net	1,448	-	(948)	-	500
Net cash provided by/(used in) financing activities	(38,095)	(18)	(71,243)	71,011	(38,345)
Effects of exchange rate changes on cash	-	-	1,808	-	1,808
Increase/(decrease) in cash and cash equivalents	$ (4,962)	$ -	$ 10,699	$ -	$ 5,737
Condensed consolidated statement of cash flows for 12 months ended December 31, 2006					
Cash provided by/(used in) operating activities	$ 3,678	$ 112	$ 47,111	$ (1,615)	$ 49,286
Cash flows from investing activities					
Additions to property, plant and equipment	(1,571)	-	(13,891)	-	(15,462)
Sales of long-term assets	421	-	2,659	-	3,080
Decrease/(increase) in restricted cash and cash equivalents	4,604	-	(4,604)	-	-
Net intercompany investing	23,067	(107)	(23,091)	131	-
All other investing, net	-	-	(1,848)	-	(1,848)
Net cash provided by/(used in) investing activities	26,521	(107)	(40,775)	131	(14,230)
Cash flows from financing activities					
Additions to short- and long-term debt	-	-	652	-	652
Reductions in short- and long-term debt	-	(10)	(474)	-	(484)
Additions/(reductions) in debt with less than 90-day maturity	(368)	-	273	-	(95)
Cash dividends	(7,628)	-	(1,615)	1,615	(7,628)
Common stock acquired	(29,558)	-	-	-	(29,558)
Net intercompany financing activity	-	5	126	(131)	-
All other financing, net	1,634	-	(731)	-	903
Net cash provided by/(used in) financing activities	(35,920)	(5)	(1,769)	1,484	(36,210)
Effects of exchange rate changes on cash	-	-	727	-	727
Increase/(decrease) in cash and cash equivalents	$ (5,721)	$ -	$ 5,294	$ -	$ (427)

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated statement of cash flows for 12 months ended December 31, 2005					
Cash provided by/(used in) operating activities	$ 11,538	$ 129	$ 42,099	$ (5,628)	$ 48,138
Cash flows from investing activities					
Additions to property, plant and equipment	(1,296)	–	(12,543)	–	(13,839)
Sales of long-term assets	314	–	5,722	–	6,036
Decrease/(increase) in restricted cash and cash equivalents	–	–	–	–	–
Net intercompany investing	15,483	(173)	(15,545)	235	–
All other investing, net	1	–	(2,468)	–	(2,467)
Net cash provided by/(used in) investing activities	14,502	(173)	(24,834)	235	(10,270)
Cash flows from financing activities					
Additions to short- and long-term debt	–	–	572	–	572
Reductions in short- and long-term debt	–	(10)	(758)	–	(768)
Additions/(reductions) in debt with less than 90-day maturity	446	–	(1,752)	–	(1,306)
Cash dividends	(7,185)	–	(5,628)	5,628	(7,185)
Common stock acquired	(18,221)	–	–	–	(18,221)
Net intercompany financing activity	–	(21)	181	(160)	–
All other financing, net	941	75	(974)	(75)	(33)
Net cash provided by/(used in) financing activities	(24,019)	44	(8,359)	5,393	(26,941)
Effects of exchange rate changes on cash	–	–	(787)	–	(787)
Increase/(decrease) in cash and cash equivalents	$ 2,021	$ –	$ 8,119	$ –	$ 10,140

14. Incentive Program

The 2003 Incentive Program provides for grants of stock options, stock appreciation rights (SARs), restricted stock and other forms of award. Awards may be granted to eligible employees of the Corporation and those affiliates at least 50 percent owned. Outstanding awards are subject to certain forfeiture provisions contained in the program or award instrument. The maximum number of shares of stock that may be issued under the 2003 Incentive Program is 220 million. Awards that are forfeited or expire, or are settled in cash, do not count against this maximum limit. The 2003 Incentive Program does not have a specified term. New awards may be made until the available shares are depleted, unless the Board terminates the plan early. At the end of 2007, remaining shares available for award under the 2003 Incentive Program were 170,695 thousand.

As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant and have a maximum life of 10 years. Most of the options and SARs normally first become exercisable one year following the date of grant. All remaining stock options and SARs outstanding were granted prior to 2002.

Long-term incentive awards totaling 10,226 thousand, 10,187 thousand and 11,071 thousand shares of restricted (nonvested) common stock and restricted (nonvested) common stock units were granted in 2007, 2006 and 2005, respectively. These shares are issued to employees from treasury stock. The total compensation expense is recognized over the requisite service period. The units that are settled in cash are recorded as liabilities and their changes in fair value are recognized over the vesting period. During the applicable restricted periods, the shares may not be sold or transferred and are subject to forfeiture. The majority of the awards have graded vesting periods, with 50 percent of the shares in each award vesting after three years and the remaining 50 percent vesting after seven years. A small number of awards granted to certain senior executives have vesting periods of five years for 50 percent of the award and of 10 years or retirement, whichever occurs later, for the remaining 50 percent of the award.

The Corporation has purchased shares in the open market and through negotiated transactions to offset shares issued in conjunction with benefit plans and programs. Purchases may be discontinued at any time without prior notice.

In 2002, the Corporation began issuing restricted stock as share-based compensation in lieu of stock options. Compensation expense for these awards is based on the price of the stock at the date of grant and has been recognized in income over the requisite service period, which is the same method of accounting as under FAS 123R. Prior to 2002, the Corporation issued stock options as share-based compensation and since these awards vested prior to the effective date of FAS 123R, they continue to be accounted for by the method prescribed in APB 25, "Accounting for Stock Issued to Employees." Under this method, compensation expense for awards granted in the form of stock options is measured at the intrinsic value of the options (the difference between the market price of the stock and the exercise price of the options) on the date of grant. Since these two prices were the same on the date of grant, no compensation expense has been recognized in income for these awards.

The following table summarizes information about restricted stock and restricted stock units, including those shares from former Mobil plans, for the year ended December 31, 2007.

Restricted Stock and Units Outstanding	Shares	Weighted Average Grant-Date Fair Value per Share
	(thousands)	
Issued and outstanding at January 1, 2007	36,124	$ 47.30
2006 award issued in 2007	10,167	$ 73.47
Vested	(6,795)	$ 46.02
Forfeited	(281)	$ 53.57
Issued and outstanding at December 31, 2007	39,215	$ 54.26

Grant Value of Restricted Stock and Units	2007	2006	2005
Grant price	$87.14	$ 73.47	$ 58.43
Value at date of grant:		*(millions of dollars)*	
Restricted stock and units settled in stock	$ 827	$ 704	$ 611
Units settled in cash	64	44	36
Total value	$ 891	$ 748	$ 647

As of December 31, 2007, there was $1,892 million of unrecognized compensation cost related to the nonvested restricted awards. This cost is expected to be recognized over a weighted-average period of 4.7 years. The compensation cost charged against income for the restricted stock and restricted units was $590 million, $527 million and $387 million for 2007, 2006 and 2005, respectively. The income tax benefit recognized in income related to this compensation expense was $81 million, $72 million and $69 million for the same periods, respectively. The fair value of shares and units vested in 2007, 2006 and 2005 was $581 million, $310 million and $288 million, respectively. Cash payments of $29 million, $18 million and $15 million for vested restricted stock units settled in cash were made in 2007, 2006 and 2005, respectively.

Changes that occurred in stock options in 2007 are summarized below (shares in thousands):

Stock Options	2007 Shares	2007 Avg. Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1	110,487	$ 38.86	
Exercised	(30,168)	$ 35.88	
Forfeited	(30)	$ 37.11	
Outstanding at December 31	80,289	$ 39.98	2.7 Years
Exercisable at December 31	80,289	$ 39.98	2.7 Years

No compensation expense was recognized for stock options in 2007, 2006 and 2005, as all remaining outstanding stock options were granted prior to 2002 and are fully vested. Cash received from stock option exercises was $1,079 million, $1,173 million and $941 million for 2007, 2006 and 2005, respectively. The cash tax benefit realized for the options exercised was $304 million, $416 million and $295 million for 2007, 2006 and 2005, respectively. The aggregate intrinsic value of stock options exercised in 2007, 2006 and 2005 was $1,359 million, $1,304 million and $954 million, respectively. The intrinsic value for the balance of outstanding stock options at December 31, 2007, was $4,312 million.

15. Litigation and Other Contingencies

Litigation

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits. Management has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. The Corporation accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Corporation does not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Corporation discloses the nature of the contingency and, where feasible, an estimate of the possible loss. ExxonMobil will continue to defend itself vigorously in these matters. Based on a consideration of all relevant facts and circumstances, the Corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the Corporation's operations or financial condition.

A number of lawsuits, including class actions, were brought in various courts against Exxon Mobil Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. All the compensatory claims have been resolved and paid. All of the punitive damage claims were consolidated in the civil trial that began in 1994. The first judgment from the United States District Court for the District of Alaska in the amount of $5 billion was vacated by the United States Court of Appeals for the Ninth Circuit as being excessive under the Constitution. The second judgment in the amount of $4 billion was vacated by the Ninth Circuit panel without argument and sent back for the District Court to reconsider in light of the recent U.S. Supreme Court decision in *Campbell v. State Farm*. The most recent District Court judgment for punitive damages was for $4.5 billion plus interest and was entered in January 2004. The Corporation posted a $5.4 billion letter of credit. ExxonMobil and the plaintiffs appealed this decision to the Ninth Circuit, which ruled on December 22, 2006, that the award be reduced to $2.5 billion. On January 12, 2007, ExxonMobil petitioned the Ninth Circuit Court of Appeals for a rehearing en banc of its appeal. On May 23, 2007, with two dissenting opinions, the Ninth Circuit determined not to re-hear ExxonMobil's appeal before the full court. ExxonMobil filed a petition for writ of certiorari to the U.S. Supreme Court on August 20, 2007. On October 29, 2007, the U.S. Supreme Court granted ExxonMobil's petition for a writ of certiorari. Oral argument was held on February 27, 2008. While it is reasonably possible that a liability for punitive damages may have been incurred from the Exxon Valdez grounding, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

In December 2000, a jury in the 15th Judicial Circuit Court of Montgomery County, Alabama, returned a verdict against the Corporation in a dispute over royalties in the amount of $88 million in compensatory damages and $3.4 billion in punitive damages in the case of *Exxon Corporation v. State of Alabama, et al.* The verdict was upheld by the trial court in May 2001. In December 2002, the Alabama Supreme Court vacated the $3.5 billion jury verdict. The case was retried and in November 2003, a state district court jury in Montgomery, Alabama, returned a verdict against Exxon Mobil Corporation. The verdict included $63.5 million in compensatory damages and $11.8 billion in punitive damages. In March 2004, the district court judge reduced the amount of punitive damages to $3.5 billion. ExxonMobil appealed the decision to the Alabama Supreme Court. On November 1, 2007, the Alabama Supreme Court reversed the trial court's fraud judgment and instructed the district court to enter judgment for ExxonMobil on the fraud claim, eliminating the punitive damage award. The Court also ruled in ExxonMobil's favor on some of the disputed lease issues, reducing the compensatory award to $52 million plus interest. Following the Alabama Supreme Court's decision, an appeal bond was canceled and the collateral was subsequently released.

In 2001, a Louisiana state court jury awarded compensatory damages of $56 million and punitive damages of $1 billion to a landowner for damage caused by a third party that leased the property from the landowner. The third party provided pipe cleaning and storage services for the Corporation and other entities. The Louisiana Fourth Circuit Court of Appeals reduced the punitive damage award to $112 million in 2005. The Corporation appealed this decision to the Louisiana Supreme Court which, in March 2006, refused to hear the appeal. ExxonMobil has fully accrued and paid the compensatory and punitive damage awards. The Corporation appealed the punitive damage award to the U.S. Supreme Court, which on February 26, 2007, vacated the judgment and remanded the case to the Louisiana Fourth Circuit Court of Appeals for reconsideration in light of the recent U.S. Supreme Court decision in *Williams v. Phillip Morris USA*. On August 8, 2007, the Fourth Circuit issued its decision on remand and declined to reduce the punitive damage award. On November 16, 2007, the Louisiana Supreme Court denied ExxonMobil's writ for review of the Fourth Circuit's decision. ExxonMobil has appealed to the U.S. Supreme Court.

Other Contingencies

The Corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 2007, for $5,148 million, primarily relating to guarantees for notes, loans and performance under contracts. Included in this amount were guarantees by consolidated affiliates of $4,591 million, representing ExxonMobil's share of obligations of certain equity companies.

	Dec. 31, 2007		
	Equity Company Obligations	Other Third-Party Obligations	Total
	(millions of dollars)		
Total guarantees	$4,591	$ 557	$5,148

Additionally, the Corporation and its affiliates have numerous long-term sales and purchase commitments in their various business activities, all of which are expected to be fulfilled with no adverse consequences material to the Corporation's operations or financial condition. Unconditional purchase obligations, as defined by accounting standards, are those long-term commitments that are noncancelable or cancelable only under certain conditions, and that third parties have used to secure financing for the facilities that will provide the contracted goods or services.

	Payments Due by Period			
	2008	2009-2012	2013 and Beyond	Total
	(millions of dollars)			
Unconditional purchase obligations *(1)*	$ 490	$1,497	$ 778	$2,765

(1) Undiscounted obligations of $2,765 million mainly pertain to pipeline throughput agreements and include $1,847 million of obligations to equity companies. The present value of these commitments, which excludes imputed interest of $562 million, totaled $2,203 million.

In accordance with a nationalization decree issued by Venezuela's president in February 2007, by May 1, 2007, a subsidiary of the Venezuelan National Oil Company (PdVSA) assumed the operatorship of the Cerro Negro Heavy Oil Project. This Project had been operated and owned by ExxonMobil affiliates holding a 41.67 percent ownership interest in the Project. The decree also required conversion of the Cerro Negro Project into a "mixed enterprise" and an increase in PdVSA's or one of its affiliate's ownership interest in the Project, with the stipulation that if ExxonMobil refused to accept the terms for the formation of the mixed enterprise within a specified period of time, the government would "directly assume the activities" carried out by the joint venture. ExxonMobil refused to accede to the terms proffered by PdVSA, and on June 27, 2007, the government expropriated ExxonMobil's 41.67 percent interest in the Cerro Negro Project.

To date, discussions with Venezuelan authorities have not resulted in an agreement on the amount of compensation to be paid to ExxonMobil. On September 6, 2007, ExxonMobil filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes. ExxonMobil has also filed an arbitration under the rules of the International Chamber of Commerce against PdVSA and a PdVSA affiliate for breach of their contractual obligations under certain Cerro Negro Project agreements. At this time, the net impact of this matter on the Corporation's consolidated financial results cannot be reasonably estimated. However, the Corporation does not expect the resolution to have a material effect upon the Corporation's operations or financial condition. At the time the assets were expropriated, ExxonMobil's remaining net book investment in Cerro Negro producing assets was about $750 million.

16. Pension and Other Postretirement Benefits

The benefit obligations and plan assets associated with the Corporation's principal benefit plans are measured on December 31.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2007	2006	2007	2006	2007	2006
Weighted-average assumptions used to determine benefit obligations at December 31	(percent)					
Discount rate	6.25	6.00	5.40	4.70	6.25	6.00
Long-term rate of compensation increase	5.00	4.50	4.50	4.20	5.00	4.50
Change in benefit obligation	(millions of dollars)					
Benefit obligation at January 1	$11,305	$11,181	$20,956	$19,310	$6,843	$5,370
Service cost	360	335	451	428	109	76
Interest cost	687	632	1,011	911	403	308
Actuarial loss/(gain)	896	484	(665)	(38)	(275)	1,440
Benefits paid *(1) (2)*	(1,091)	(1,329)	(1,197)	(1,153)	(416)	(419)
Foreign exchange rate changes	–	–	1,937	1,424	73	–
Plan amendments, other	(95)	2	(18)	74	91	68
Benefit obligation at December 31	$12,062	$11,305	$22,475	$20,956	$6,828	$6,843
Accumulated benefit obligation at December 31	$10,244	$ 9,811	$20,151	$18,883	$ –	$ –

(1) Benefit payments for funded and unfunded plans.

(2) For 2007 and 2006, other postretirement benefits paid are net of $19 million and $20 million Medicare subsidy receipts, respectively.

For U.S. plans, the discount rate is determined by constructing a portfolio of high-quality, noncallable bonds with cash flows that match estimated outflows for benefit payments. For major non-U.S. plans, the discount rate is determined by using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds.

The measurement of the accumulated postretirement benefit obligation assumes a health care cost trend rate of 7.5 percent for 2008 that declines to 4.5 percent by 2014. A one-percentage-point increase in the health care cost trend rate would increase service and interest cost by $54 million and the postretirement benefit obligation by $564 million. A one-percentage-point decrease in the health care cost trend rate would decrease service and interest cost by $44 million and the postretirement benefit obligation by $468 million.

The Corporation offers a Medicare supplement plan to Medicare-eligible retirees that provides prescription drug benefits. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides a federal subsidy to employers sponsoring retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Corporation believes that its Medicare supplement plan is at least actuarially equivalent to Medicare Part D.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2007	2006	2007	2006	2007	2006
Change in plan assets	(millions of dollars)					
Fair value at January 1	$ 9,752	$ 7,250	$14,387	$12,063	$ 501	$ 456
Actual return on plan assets	970	1,207	761	1,669	23	66
Foreign exchange rate changes	–	–	1,284	891	–	–
Company contribution	800	2,383	1,666	724	191	34
Benefits paid *(1)*	(905)	(1,088)	(816)	(796)	(56)	(55)
Other	–	–	(90)	(164)	–	–
Fair value at December 31	$10,617	$ 9,752	$17,192	$14,387	$ 659	$ 501

(1) Benefit payments for funded plans.

The funding levels of all qualified pension plans are in compliance with standards set by applicable law or regulation. As shown in the table below, certain smaller U.S. pension plans and a number of non-U.S. pension plans are not funded because local tax conventions and regulatory practices do not encourage funding of these plans. All defined benefit pension obligations, regardless of the funding status of the underlying plans, are fully supported by the financial strength of the Corporation or the respective sponsoring affiliate.

In 2007 and 2006, the Corporation contributed $800 million and $2,383 million, respectively, to the U.S. funded pension plan, approximately the maximum tax-deductible amount. As a result, year-end 2007 U.S. pension assets of $10,617 million were $1,493 million greater than the funded plan accumulated benefit obligation of $9,124 million.

	Pension Benefits			
	U.S.		Non-U.S.	
	2007	2006	2007	2006
	(millions of dollars)			
Assets in excess of/(less than) benefit obligation				
Balance at December 31				
Funded plans	$ (64)	$ (254)	$ 192	$(1,479)
Unfunded plans	(1,381)	(1,299)	(5,475)	(5,090)
Total	$(1,445)	$(1,553)	$(5,283)	$(6,569)

Effective December 31, 2006, Exxon Mobil Corporation implemented FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2007	2006	2007	2006	2007	2006
	(millions of dollars)					
Assets in excess of/(less than) benefit obligation						
Balance at December 31 *(1)*	$(1,445)	$(1,553)	$(5,283)	$(6,569)	$(6,169)	$(6,342)
Amounts recorded in the consolidated balance sheet consist of:						
Other assets	$ 43	$ 36	$ 1,168	$ 196	$ -	$ -
Current liabilities	(177)	(160)	(329)	(294)	(324)	(311)
Postretirement benefits reserves	(1,311)	(1,429)	(6,122)	(6,471)	(5,845)	(6,031)
Total recorded	$(1,445)	$(1,553)	$(5,283)	$(6,569)	$(6,169)	$(6,342)
Amounts recorded in accumulated other comprehensive income consist of:						
Net actuarial loss/(gain)	$ 2,378	$ 2,044	$ 3,520	$ 3,838	$ 2,346	$ 2,831
Prior service cost	3	121	810	780	326	401
Total recorded in accumulated other comprehensive income	$ 2,381	$ 2,165	$ 4,330	$ 4,618	$ 2,672	$ 3,232

(1) Fair value of assets less benefit obligation shown on the preceding page.

	Pension Benefits						Other Postretirement Benefits		
	U.S.			Non-U.S.					
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31					(percent)				
Discount rate	6.00	5.75	5.75	4.70	4.50	4.90	6.00	5.75	5.75
Long-term rate of return on funded assets	9.00	9.00	9.00	7.70	7.70	7.70	9.00	9.00	9.00
Long-term rate of compensation increase	4.50	4.50	4.50	4.20	3.90	3.80	4.50	4.50	4.50
Components of net periodic benefit cost					(millions of dollars)				
Service cost	$ 360	$ 335	$ 330	$ 451	$ 428	$ 382	$ 109	$ 76	$ 70
Interest cost	687	632	611	1,011	911	834	403	308	301
Expected return on plan assets	(844)	(620)	(629)	(1,105)	(982)	(789)	(44)	(41)	(39)
Amortization of actuarial loss/(gain)	246	249	247	362	434	360	243	145	131
Amortization of prior service cost	23	24	27	89	79	64	75	73	73
Net pension enhancement and curtailment/settlement expense	190	157	123	19	47	10	9	-	-
Net periodic benefit cost	$ 662	$ 777	$ 709	$ 827	$ 917	$ 861	$ 795	$ 561	$ 536
Changes in amounts recorded in accumulated other comprehensive income:									
Net actuarial loss/(gain)	$ 770	$1,265	$ (196)	$ (294)	$ 914	$ (74)	$ (245)	$2,831	$ -
Amortization of actuarial (loss)/gain	(436)	-	-	(381)	-	-	(252)	-	-
Prior service cost/(credit)	(95)	121	-	72	780	-	-	401	-
Amortization of prior service (cost)	(23)	-	-	(89)	-	-	(75)	-	-
Foreign exchange rate changes	-	-	-	404	-	-	12	-	-
Total recorded in accumulated other comprehensive income	216	1,386	(196)	(288)	1,694	(74)	(560)	3,232	-
Total recorded in net periodic benefit cost and accumulated other comprehensive income, before tax	$ 878	$2,163	$ 513	$ 539	$2,611	$ 787	$ 235	$3,793	$ 536

Costs for defined contribution plans were $287 million, $260 million and $251 million in 2007, 2006 and 2005, respectively.

A summary of the change in accumulated other comprehensive income is shown in the table below:

	Total Pension and Other Postretirement Benefits		
	2007	2006	2005
(Charge)/credit to accumulated other comprehensive income, before tax		(millions of dollars)	
U.S. pension	$ (216)	$(1,386)	$ 196
Non-U.S. pension	288	(1,694)	74
Other postretirement benefits	560	(3,232)	-
Total (charge)/credit to accumulated other comprehensive income, before tax	632	(6,312)	270
(Charge)/credit to income tax (see note 18)	(207)	2,105	(90)
Charge/(credit) to equity of minority shareholders	61	38	61
(Charge)/credit to investment in equity companies	26	(68)	-
(Charge)/credit to accumulated other comprehensive income, after tax	$ 512	$(4,237)	$ 241

The long-term expected rate of return on funded assets for each plan is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class. The majority of pension assets are invested in equities, as illustrated in the table below, which shows asset allocation.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2007	2006	2007	2006	2007	2006
Funded benefit plan asset allocation	*(percent)*					
Equity securities	75%	75%	65%	69%	75%	75%
Debt securities	25	25	30	27	25	25
Other	–	–	5	4	–	–
Total	100%	100%	100%	100%	100%	100%

The Corporation's investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. The Corporation primarily invests in funds that follow an index-based strategy to achieve its objectives of diversifying risk while minimizing costs. The funds hold ExxonMobil stock only to the extent necessary to replicate the relevant equity index. Studies are periodically conducted to establish the preferred target asset allocation. The target asset allocation for equity securities of 75 percent for the U.S. benefit plans and 64 percent for non-U.S. plans reflects the long-term nature of the liability. The balance of the funds is largely targeted to debt securities.

A summary of pension plans with an accumulated benefit obligation in excess of plan assets is shown in the table below:

	Pension Benefits			
	U.S.		Non-U.S.	
	2007	2006	2007	2006
	(millions of dollars)			
For funded pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$ –	$ 4	$ 2,697	$ 8,971
Accumulated benefit obligation	–	3	2,527	8,322
Fair value of plan assets	–	2	1,919	7,265
For unfunded pension plans:				
Projected benefit obligation	$ 1,381	$ 1,299	$ 5,475	$ 5,030
Accumulated benefit obligation	1,120	1,120	4,827	4,502

	Pension Benefits		Other Postretirement Benefits
	U.S.	Non-U.S.	
Estimated 2008 amortization from accumulated other comprehensive income:	*(millions of dollars)*		
Net actuarial loss/(gain) *(1)*	$ 382	$ 311	$ 203
Prior service cost *(2)*	(2)	97	76

(1) The Corporation amortizes the net balance of actuarial losses/(gains) as a component of net periodic benefit cost over the average remaining service period of active plan participants.

(2) The Corporation amortizes prior service cost on a straight-line basis as permitted under FAS 87 and FAS 106.

	Pension Benefits		Other Postretirement Benefits	
	U.S.	Non-U.S.	Gross	Medicare Subsidy Receipt
	(millions of dollars)			
Contributions expected in 2008	$ –	$ 529	$ –	$ –
Benefit payments expected in:				
2008	962	1,244	415	23
2009	1,014	1,227	437	24
2010	1,058	1,274	460	26
2011	1,089	1,286	482	27
2012	1,140	1,338	499	29
2013 - 2017	5,741	7,615	2,709	169

17. Disclosures about Segments and Related Information

The Upstream, Downstream and Chemical functions best define the operating segments of the business that are reported separately. The factors used to identify these reportable segments are based on the nature of the operations that are undertaken by each segment. The Upstream segment is organized and operates to explore for and produce crude oil and natural gas. The Downstream segment is organized and operates to manufacture and sell petroleum products. The Chemical segment is organized and operates to manufacture and sell petrochemicals. These segments are broadly understood across the petroleum and petrochemical industries.

These functions have been defined as the operating segments of the Corporation because they are the segments (1) that engage in business activities from which revenues are earned and expenses are incurred; (2) whose operating results are regularly reviewed by the Corporation's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (3) for which discrete financial information is available.

Earnings after income tax include special items, and transfers are at estimated market prices. There were no special items in 2007. After-tax earnings in 2006 included a $410 million special gain in the corporate and financing segment from the recognition of tax benefits related to historical investments in non-U.S. assets. Special items included in 2005 after-tax earnings are a $1,620 million gain in Non-U.S. Upstream for the restructuring of a Dutch gas equity company, a $390 million gain in Non-U.S. Chemical relating to joint venture litigation, gains of $310 million and $150 million in Non-U.S. Downstream and Non-U.S. Chemical, respectively, for the Sinopec share sale and a charge of $200 million in U.S. Downstream relating to the Allapattah lawsuit provision.

Interest expense includes non-debt-related interest expense of $290 million, $535 million and $369 million in 2007, 2006 and 2005, respectively. The decrease of $245 million in 2007 and the increase of $166 million in 2006 primarily reflect changes in tax-related interest.

In corporate and financing activities, interest revenue relates to interest earned on cash deposits and marketable securities.

	Upstream		Downstream		Chemical		Corporate and	Corporate
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	Financing	Total
	(millions of dollars)							
As of December 31, 2007								
Earnings after income tax	$ 4,870	$21,627	$ 4,120	$ 5,453	$ 1,181	$ 3,382	$ (23)	$ 40,610
Earnings of equity companies included above	1,455	5,393	208	641	120	1,558	(474)	8,901
Sales and other operating revenue *(1)*	5,661	22,995	101,671	223,145	13,790	23,036	30	390,328
Intersegment revenue	7,596	47,498	13,942	52,403	8,710	7,881	303	–
Depreciation and depletion expense	1,469	7,126	639	1,662	405	418	531	12,250
Interest revenue	–	–	–	–	–	–	1,672	1,672
Interest expense	57	75	14	26	2	2	224	400
Income taxes	2,686	23,328	2,141	1,405	392	591	(679)	29,864
Additions to property, plant and equipment	1,595	9,139	1,061	1,578	335	1,078	601	15,387
Investments in equity companies	2,016	7,194	488	1,172	224	2,650	(44)	13,700
Total assets	21,782	84,440	18,569	54,883	7,617	13,801	40,990	242,082
As of December 31, 2006								
Earnings after income tax	$ 5,168	$21,062	$ 4,250	$ 4,204	$ 1,360	$ 3,022	$ 434	$ 39,500
Earnings of equity companies included above	1,323	4,236	227	279	84	1,180	(344)	6,985
Sales and other operating revenue *(1)*	6,054	26,821	93,437	205,020	13,273	20,825	37	365,467
Intersegment revenue	7,118	39,963	12,603	46,675	7,849	6,997	292	–
Depreciation and depletion expense	1,263	6,482	632	1,605	427	473	534	11,416
Interest revenue	–	–	–	–	–	–	1,571	1,571
Interest expense	103	264	1	34	–	–	252	654
Income taxes	3,130	20,932	2,318	1,174	654	700	(1,006)	27,902
Additions to property, plant and equipment	1,942	9,735	718	1,757	257	384	669	15,462
Investments in equity companies	1,665	8,065	451	949	245	2,261	(57)	13,579
Total assets	21,119	75,090	16,740	47,694	7,652	11,885	38,835	219,015
As of December 31, 2005								
Earnings after income tax	$ 6,200	$18,149	$ 3,911	$ 4,081	$ 1,186	$ 2,757	$ (154)	$ 36,130
Earnings of equity companies included above	1,106	5,084	165	471	53	954	(250)	7,583
Sales and other operating revenue *(1)*	6,730	23,324	91,954	205,726	11,842	19,344	35	358,955
Intersegment revenue	7,230	31,371	9,817	40,255	6,521	5,413	290	–
Depreciation and depletion expense	1,293	5,407	615	1,611	416	410	501	10,253
Interest revenue	–	–	–	–	–	–	946	946
Interest expense	30	32	230	34	4	4	162	496
Income taxes	3,516	15,968	2,139	1,362	447	794	(924)	23,302
Additions to property, plant and equipment	1,763	8,796	662	1,618	218	268	514	13,839
Investments in equity companies	1,470	6,735	420	937	275	2,282	(3)	12,116
Total assets	20,827	66,239	16,110	47,691	7,794	11,702	37,972	208,335

Geographic

Sales and other operating revenue *(1)*	2007	2006	2005
	(millions of dollars)		
United States	$121,144	$112,787	$110,553
Non-U.S.	269,184	252,680	248,402
Total	$390,328	$365,467	$358,955
Significant non-U.S. revenue sources include:			
Canada	$ 27,284	$ 25,281	$ 28,842
Japan	26,146	27,368	28,963
United Kingdom	25,113	24,646	24,805
Belgium	20,550	16,271	11,281
Germany	17,445	19,458	21,653
Italy	16,255	15,332	17,160
France	14,287	13,537	14,412

Long-lived assets	2007	2006	2005
	(millions of dollars)		
United States	$ 33,630	$ 33,233	$ 33,117
Non-U.S.	87,239	80,454	73,893
Total	$120,869	$113,687	$107,010
Significant non-U.S. long-lived assets include:			
Canada	$ 14,167	$ 12,323	$ 12,273
United Kingdom	8,589	9,128	7,757
Norway	7,920	6,977	6,472
Nigeria	7,504	7,350	6,409
Angola	5,084	4,271	3,803
Japan	4,077	4,008	4,016
Singapore	3,598	2,964	2,963
Australia	3,331	2,966	2,717

(1) Sales and other operating revenue includes sales-based taxes of $31,728 million for 2007, $30,381 million for 2006 and $30,742 million for 2005. Includes $30,810 million for purchases/sales contracts with the same counterparty for 2005. Associated costs were included in Crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income. See note 1, Summary of Accounting Policies.

18. Income, Sales-Based and Other Taxes

	2007			2006			2005		
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
					(millions of dollars)				
Income taxes									
Federal and non-U.S.									
Current	$ 4,666	$24,329	$ 28,995	$ 2,851	$22,666	$ 25,517	$ 5,462	$17,052	$22,514
Deferred – net	(439)	415	(24)	1,194	165	1,359	(584)	362	(222)
U.S. tax on non-U.S. operations	263	–	263	239	–	239	208	–	208
Total federal and non-U.S.	4,490	24,744	29,234	4,284	22,831	27,115	5,086	17,414	22,500
State	630	–	630	787	–	787	802	–	802
Total income taxes	5,120	24,744	29,864	5,071	22,831	27,902	5,888	17,414	23,302
Sales-based taxes	7,154	24,574	31,728	7,100	23,281	30,381	7,072	23,670	30,742
All other taxes and duties									
Other taxes and duties	1,008	39,945	40,953	392	38,811	39,203	51	41,503	41,554
Included in production and manufacturing expenses	825	1,445	2,270	976	1,431	2,407	1,182	1,075	2,257
Included in SG&A expenses	215	653	868	211	572	783	202	558	760
Total other taxes and duties	2,048	42,043	44,091	1,579	40,814	42,393	1,435	43,136	44,571
Total	$14,322	$91,361	$105,683	$13,750	$86,926	$100,676	$14,395	$84,220	$98,615

All other taxes and duties include taxes reported in production and manufacturing and selling, general and administrative (SG&A) expenses. The above provisions for deferred income taxes include net credits for the effect of changes in tax laws and rates of $258 million in 2007, $169 million in 2006 and $199 million in 2005.

Income taxes (charged)/credited directly to shareholders' equity were:

	2007	2006	2005
		(millions of dollars)	
Cumulative foreign exchange translation adjustment	$ (269)	$ (36)	$ 158
Postretirement benefits reserves adjustment:			
Net actuarial loss/(gain)	102		
Amortization of actuarial loss/(gain)	(358)		
Prior service cost	(23)		
Amortization of prior service cost	(60)		
Foreign exchange rate changes	132		
Total postretirement benefits reserves adjustment	(207)	3,372	–
Minimum pension liability adjustment	–	(1,267)	(90)
Gains and losses on stock investments	–	–	236
Other components of shareholders' equity	113	169	224

The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 2007, 2006 and 2005, is as follows:

	2007	2006	2005
		(millions of dollars)	
Income before income taxes			
United States	$13,700	$15,507	$16,900
Non-U.S.	56,774	51,895	42,532
Total	$70,474	$67,402	$59,432
Theoretical tax	$24,666	$23,591	$20,801
Effect of equity method of accounting	(3,115)	(2,445)	(2,654)
Non-U.S. taxes in excess of theoretical U.S. tax	7,364	6,541	4,719
U.S. tax on non-U.S. operations	263	239	208
State taxes, net of federal tax benefit	410	512	522
Other U.S.	276	(536)	(294)
Total income tax expense	$29,864	$27,902	$23,302
Effective tax rate calculation			
Income taxes	$29,864	$27,902	$23,302
ExxonMobil share of equity company income taxes	2,547	1,920	2,226
Total income taxes	32,411	29,822	25,528
Income from continuing operations	40,610	39,500	36,130
Total income before taxes	$73,021	$69,322	$61,658
Effective income tax rate	44%	43%	41%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Deferred tax liabilities/(assets) are comprised of the following at December 31:

Tax effects of temporary differences for:	2007	2006
	(millions of dollars)	
Depreciation	$ 18,810	$ 17,518
Intangible development costs	4,890	4,742
Capitalized interest	2,575	2,499
Other liabilities	3,955	3,240
Total deferred tax liabilities	$ 30,230	$ 27,999
Pension and other postretirement benefits	$ (3,837)	$ (4,135)
Tax loss carryforwards	(2,162)	(2,002)
Other assets	(5,848)	(4,894)
Total deferred tax assets	$(11,847)	$(11,031)
Asset valuation allowances	637	657
Net deferred tax liabilities	$ 19,020	$ 17,625

Deferred income tax (assets) and liabilities are included in the balance sheet as shown below. Deferred income tax (assets) and liabilities are classified as current or long term consistent with the classification of the related temporary difference – separately by tax jurisdiction.

Balance sheet classification	2007	2006
	(millions of dollars)	
Prepaid taxes and expenses	$(2,497)	$(1,636)
Other assets, including intangibles, net	(1,451)	(1,656)
Accounts payable and accrued liabilities	69	66
Deferred income tax liabilities	22,899	20,851
Net deferred tax liabilities	$19,020	$17,625

The Corporation had $56 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

Unrecognized Tax Benefits

The Corporation is subject to income taxation in many jurisdictions around the world. The total amounts of unrecognized tax benefits at January 1, 2007, and December 31, 2007, are shown in the following table. Resolution of the related tax positions through negotiations with the relevant tax authorities or through litigation will take many years to complete. Accordingly, it is difficult to predict the timing of resolution for individual tax positions. However, the Corporation does not anticipate that the total amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. Given the long time periods involved in resolving individual tax positions, the Corporation does not expect that the recognition of unrecognized tax benefits will have a material impact on the Corporation's effective income tax rate in any given year.

The following table summarizes the movement in uncertain tax benefits from January 1 to December 31, 2007. The unrecognized tax benefits are shown on both a gross basis and a net basis, reflecting the impact of funds placed on deposit with tax authorities. Such deposits do not acknowledge agreement with the tax authorities' positions, but prevent further interest accretion on potential tax assessments. For balance sheet reporting, the Corporation reports unrecognized tax benefits net of such deposits where there is a legal right and intent to offset under the local tax law.

	Gross Unrecognized Tax Benefits	Deposits	Net Unrecognized Tax Benefits
	(millions of dollars)		
January 1, 2007, balance	$4,583	$ (879)	$ 3,704
Additions based on current year tax positions	832		832
Additions for prior years' tax positions	463		463
Reductions for prior years' tax positions	(609)		(609)
Reductions due to a lapse of the statute of limitations	(84)		(84)
Settlements with tax authorities	(25)		(25)
Foreign exchange effects/change in deposit balance	72	109	181
December 31, 2007, balance	$5,232	$ (770)	$4,462

The additions and reductions in unrecognized tax benefits shown above include effects related to net income and shareholders' equity, and timing differences for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The 2007 changes in unrecognized tax benefits did not have a material effect on the Corporation's net income or cash flow.

The following table summarizes the tax years that remain subject to examination by major tax jurisdiction:

Country of Operation	Open Tax Years
Abu Dhabi	2000 - 2007
Angola	2002 - 2007
Australia	2000 - 2007
Canada	1990 - 2007
Equatorial Guinea	2004 - 2007
Germany	1998 - 2007
Japan	2002 - 2007
Malaysia	1983 - 2007
Nigeria	1998 - 2007
Norway	1993 - 2007
United Kingdom	2003 - 2007
United States	1989 - 2007

The Corporation classifies interest on income tax-related balances as interest expense or interest income and classifies tax-related penalties as operating expense.

The Corporation incurred approximately $128 million in interest expense on income tax reserves in 2007 and had a related interest payable of $597 million at December 31, 2007.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

The results of operations for producing activities shown below are presented in accordance with Statement of Financial Accounting Standards No. 69. As such, they do not include earnings from other activities that ExxonMobil includes in the Upstream function such as oil and gas transportation operations, oil sands operations, LNG liquefaction and transportation operations, coal and power operations, technical services agreements, other nonoperating activities and adjustments for minority interests. These excluded amounts for both consolidated and equity companies totaled $2,271 million in 2007, $2,431 million in 2006 and $3,546 million in 2005.

Results of Operations	United States	Canada/ South America	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(millions of dollars)			
2007 - Revenue							
Sales to third parties	$ 3,677	$3,720	$ 7,282	$ 807	$ 3,363	$ 678	$19,527
Transfers	6,554	2,783	9,780	17,048	7,276	2,087	45,528
	$10,231	$6,503	$17,062	$17,855	$10,639	$2,765	$65,055
Production costs excluding taxes	1,827	1,492	2,859	1,180	961	243	8,562
Exploration expenses	280	264	164	470	226	67	1,471
Depreciation and depletion	1,377	1,121	2,441	2,101	763	453	8,256
Taxes other than income	1,313	111	718	1,599	2,067	1	5,809
Related income tax	2,429	1,041	7,236	7,263	4,105	598	22,672
Results of producing activities for consolidated subsidiaries	$ 3,005	$2,474	$ 3,644	$ 5,242	$ 2,517	$1,403	$18,285
Proportional interest in results of producing activities of equity companies	$ 1,342	$ -	$ 1,465	$ -	$ 2,138	$ 996	$ 5,941
2006 - Revenue							
Sales to third parties	$ 4,027	$4,390	$ 9,382	$ 1,145	$ 4,393	$ 533	$23,870
Transfers	6,250	2,638	8,607	16,108	4,900	580	39,083
	$10,277	$7,028	$17,989	$17,253	$ 9,293	$1,113	$62,953
Production costs excluding taxes	1,916	1,410	2,290	965	824	118	7,523
Exploration expenses	245	172	161	330	157	116	1,181
Depreciation and depletion	1,155	1,023	2,166	2,096	674	305	7,419
Taxes other than income	802	139	846	1,612	2,652	1	6,052
Related income tax	2,711	1,143	8,032	6,878	2,820	217	21,801
Results of producing activities for consolidated subsidiaries	$ 3,448	$3,141	$ 4,494	$ 5,372	$ 2,166	$ 356	$18,977
Proportional interest in results of producing activities of equity companies	$ 1,236	$ -	$ 1,164	$ -	$ 1,555	$ 867	$ 4,822
2005 - Revenue							
Sales to third parties	$ 4,842	$3,728	$ 8,383	$ 40	$ 2,357	$ 357	$19,707
Transfers	6,277	3,582	7,040	12,293	3,143	279	32,614
	$11,119	$7,310	$15,423	$12,333	$ 5,500	$ 636	$52,321
Production costs excluding taxes	1,367	1,370	2,174	840	567	123	6,441
Exploration expenses	158	137	64	310	122	164	955
Depreciation and depletion	1,181	1,041	2,133	1,319	666	137	6,477
Taxes other than income	738	56	690	1,158	839	2	3,483
Related income tax	3,138	1,641	6,572	5,143	1,313	111	17,918
Results of producing activities for consolidated subsidiaries	$ 4,537	$3,065	$ 3,790	$ 3,563	$ 1,993	$ 99	$17,047
Proportional interest in results of producing activities of equity companies	$ 1,043	$ -	$ 1,003	$ -	$ 1,009	$ 701	$ 3,756

Average sales prices have been calculated by using sales quantities from the Corporation's own production as the divisor. Average production costs have been computed by using net production quantities for the divisor. The volumes of crude oil and natural gas liquids (NGL) production used for this computation are shown in the proved reserves table of this report. The volumes for natural gas used for this calculation are the production volumes of natural gas available for sale and thus are different than those shown in the proved reserves table of this report due to volumes consumed or flared. The volumes of natural gas were converted to oil-equivalent barrels based on a conversion factor of six thousand cubic feet per barrel.

Average sales prices and production costs per unit of production – consolidated subsidiaries	United States	Canada/ South America	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
During 2007							
Average sales prices							
Crude oil and NGL, per barrel	$62.35	$50.41	$68.01	$70.00	$69.58	$69.15	$66.02
Natural gas, per thousand cubic feet	5.93	5.77	6.22	2.26	3.54	1.79	5.29
Average production costs, per barrel *(1)*	9.03	10.38	9.12	4.48	4.09	5.79	7.14
During 2006							
Average sales prices							
Crude oil and NGL, per barrel	$55.13	$47.70	$59.90	$61.26	$62.02	$57.38	$58.34
Natural gas, per thousand cubic feet	6.22	5.81	7.48	-	3.87	2.31	6.08
Average production costs, per barrel *(1)*	8.78	8.55	6.64	3.39	3.90	5.45	6.04
During 2005							
Average sales prices							
Crude oil and NGL, per barrel	$46.11	$38.68	$50.32	$51.21	$52.89	$51.65	$48.23
Natural gas, per thousand cubic feet	7.30	6.90	5.64	-	4.16	1.35	5.96
Average production costs, per barrel *(1)*	5.56	7.36	5.95	3.46	3.85	9.49	5.36

(1) Production costs exclude depreciation and depletion and all taxes. Natural gas included by conversion to crude oil-equivalent.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $6,381 million less at year-end 2007 and $5,463 million less at year-end 2006 than the amounts reported as investments in property, plant and equipment for the Upstream in note 8. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands and LNG operations, all as required by Statement of Financial Accounting Standards No. 19.

Capitalized Costs	United States	Canada/ South America	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(millions of dollars)			
As of December 31, 2007							
Property (acreage) costs – Proved	$ 3,227	$ 4,102	$ 272	$ 200	$ 1,172	$ 521	$ 9,494
– Unproved	556	524	30	540	1,142	45	2,837
Total property costs	$ 3,783	$ 4,626	$ 302	$ 740	$ 2,314	$ 566	$ 12,331
Producing assets	35,830	15,370	48,673	19,633	17,302	2,796	139,604
Support facilities	694	269	619	461	1,186	428	3,657
Incomplete construction	2,406	950	891	3,576	3,133	3,040	13,996
Total capitalized costs	$42,713	$21,215	$50,485	$24,410	$23,935	$6,830	$169,588
Accumulated depreciation and depletion	27,427	13,529	36,520	9,261	14,674	1,034	102,445
Net capitalized costs for consolidated subsidiaries	$15,286	$ 7,686	$13,965	$15,149	$ 9,261	$5,796	$ 67,143
Proportional interest of net capitalized costs of equity companies	$ 1,662	$ –	$ 1,461	$ –	$ 1,413	$3,346	$ 7,882
As of December 31, 2006							
Property (acreage) costs – Proved	$ 3,260	$ 3,532	$ 277	$ 200	$ 1,164	$ 512	$ 8,945
– Unproved	574	429	31	523	1,070	99	2,726
Total property costs	$ 3,834	$ 3,961	$ 308	$ 723	$ 2,234	$ 611	$ 11,671
Producing assets	34,852	12,800	44,719	16,748	16,295	2,324	127,738
Support facilities	740	257	581	442	1,158	308	3,486
Incomplete construction	2,273	893	1,439	3,533	1,537	2,605	12,280
Total capitalized costs	$41,699	$17,911	$47,047	$21,446	$21,224	$5,848	$155,175
Accumulated depreciation and depletion	26,696	10,780	33,302	7,166	13,649	635	92,228
Net capitalized costs for consolidated subsidiaries	$15,003	$ 7,131	$13,745	$14,280	$ 7,575	$5,213	$ 62,947
Proportional interest of net capitalized costs of equity companies	$ 1,527	$ –	$ 1,437	$ –	$ 1,238	$3,033	$ 7,235

Oil and Gas Exploration and Production Costs *(continued)*

The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Costs incurred also include new asset retirement obligations established in the current year, as well as increases or decreases to the asset retirement obligation resulting from changes in cost estimates or abandonment date.

Total consolidated costs incurred in 2007 were $12,075 million, down $938 million from 2006, due primarily to lower development and property acquisition costs. 2006 costs were $13,013 million, up $2,229 million from 2005, due primarily to higher development and property acquisition costs.

Costs incurred in property acquisitions, exploration and development activities	United States	Canada/ South America	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(millions of dollars)			
During 2007							
Property acquisition costs – Proved	$ 24	$ –	$ –	$ 3	$ –	$ 10	$ 37
– Unproved	39	93	–	10	15	–	157
Exploration costs	375	222	201	584	261	80	1,723
Development costs	1,558	645	1,826	2,846	2,156	1,127	10,158
Total costs incurred for consolidated subsidiaries	$1,996	$ 960	$ 2,027	$3,443	$2,432	$1,217	$12,075
Proportional interest of costs incurred of equity companies	$ 303	$ –	$ 218	$ 1	$ 249	$ 414	$ 1,185
During 2006							
Property acquisition costs – Proved	$ 11	$ –	$ 6	$ –	$ 206	$ 11	$ 234
– Unproved	43	–	5	16	199	–	263
Exploration costs	380	225	178	518	219	126	1,646
Development costs	1,555	850	2,443	3,433	1,475	1,114	10,870
Total costs incurred for consolidated subsidiaries	$1,989	$1,075	$ 2,632	$3,967	$2,099	$1,251	$13,013
Proportional interest of costs incurred of equity companies	$ 285	$ –	$ 241	$ –	$ 243	$ 351	$ 1,120
During 2005							
Property acquisition costs – Proved	$ –	$ –	$ –	$ –	$ –	$ 174	$ 174
– Unproved	11	18	–	53	41	156	279
Exploration costs	286	121	133	507	171	159	1,377
Development costs	1,426	722	1,302	3,189	541	1,774	8,954
Total costs incurred for consolidated subsidiaries	$1,723	$ 861	$ 1,435	$3,749	$ 753	$2,263	$10,784
Proportional interest of costs incurred of equity companies	$ 269	$ –	$ 210	$ –	$ 319	$ 384	$ 1,182

Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 2005, 2006 and 2007.

The definitions used are in accordance with the Securities and Exchange Commission's Rule 4-10 (a) of Regulation S-X, paragraphs (2) through (2)iii, (3) and (4).

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

The year-end reserves volumes as well as the reserves change categories shown in the following tables are calculated using December 31 prices and costs. These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow. We understand that the use of December 31 prices and costs is intended to provide a point in time measure to calculate reserves and to enhance comparability between companies.

Regulations preclude the Corporation from showing in this document, however, the reserves that are calculated in a manner that is consistent with the basis that the Corporation uses to make its investment decisions. The use of year-end prices for reserves estimation introduces short-term price volatility into the process since annual adjustments are required based on prices occurring on a single day. The Corporation believes that this approach is inconsistent with the long-term nature of the upstream business where production from individual projects often spans multiple decades. The use of prices from a single date is not relevant to the investment decisions made by the Corporation and annual variations in reserves based on such year-end prices are not of consequence to how the business is actually managed.

Revisions can include upward or downward changes in previously estimated volumes of proved reserves for existing fields due to the evaluation or re-evaluation of (1) already available geologic, reservoir or production data, (2) new geologic, reservoir or production data or (3) changes in year-end prices and costs that are used in the determination of reserves. This category can also include changes associated with the performance of improved recovery projects and significant changes in either development strategy or production equipment/facility capacity.

Proved reserves include 100 percent of each majority-owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

In the proved reserves tables, consolidated reserves and equity company reserves are reported separately. However, the Corporation does not view equity company reserves any differently than those from consolidated companies.

Reserves reported under production sharing and other nonconcessionary agreements are based on the economic interest as defined by the specific fiscal terms in the agreement. The percentage of conventional liquids and natural gas proved reserves (consolidated subsidiaries plus equity companies) at year-end 2007 that were associated with production sharing contract arrangements was 18 percent of liquids, 13 percent of natural gas and 15 percent on an oil-equivalent basis (gas converted to oil-equivalent at 6 billion cubic feet = 1 million barrels).

Net proved developed reserves are those volumes that are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those volumes that are expected to be recovered as a result of future investments to drill new wells, to recomplete existing wells and/or to install facilities to collect and deliver the production from existing and future wells.

Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from ExxonMobil's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported in the Operating Summary due to volumes consumed or flared and inventory changes.

Crude Oil and Natural Gas Liquids	United States	Canada/ South America (1)	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(millions of barrels)			
Net proved developed and undeveloped reserves of consolidated subsidiaries							
January 1, 2005	2,593	1,105	1,014	2,444	515	724	8,395
Revisions	(256)	336	17	(8)	78	(27)	140
Purchases	-	-	-	-	-	93	93
Sales	(96)	(49)	(1)	-	(11)	(70)	(227)
Improved recovery	2	-	3	-	-	-	5
Extensions and discoveries	6	16	47	120	-	-	189
Production	(136)	(125)	(197)	(244)	(67)	(13)	(782)
December 31, 2005	2,113	1,283	883	2,312	515	707	7,813
Revisions	(99)	247	50	24	19	105	346
Purchases	4	-	8	-	734	-	746
Sales	(41)	(27)	(18)	-	-	-	(86)
Improved recovery	21	-	-	-	-	-	21
Extensions and discoveries	2	-	13	38	133	-	186
Production	(116)	(108)	(188)	(285)	(114)	(21)	(832)
December 31, 2006	1,884	1,395	748	2,089	1,287	791	8,194
Revisions	76	15	89	99	342	(38)	583
Purchases	-	-	-	-	-	-	-
Sales	(8)	(426)(2)	(1)	-	-	-	(435)
Improved recovery	8	5	8	4	-	-	25
Extensions and discoveries	2	45	2	128	1	-	178
Production	(111)	(95)	(173)	(262)	(120)	(40)	(801)
December 31, 2007	1,851	939	673	2,058	1,510	713	7,744
Proportional interest in proved reserves of equity companies							
End of year 2005	413	-	11	-	1,381	873	2,678
End of year 2006	391	-	12	-	1,412	841	2,656
End of year 2007	374	-	26	-	1,428	808	2,636
Proved developed reserves, included above, as of December 31, 2005							
Consolidated subsidiaries	1,680	834	656	1,218	464	55	4,907
Equity companies	326	-	9	-	725	574	1,634
Proved developed reserves, included above, as of December 31, 2006							
Consolidated subsidiaries	1,466	902	557	1,279	1,090	108	5,402
Equity companies	311	-	11	-	630	544	1,496
Proved developed reserves, included above, as of December 31, 2007							
Consolidated subsidiaries	1,327	682	518	1,202	1,127	91	4,947
Equity companies	299	-	8	-	670	511	1,488

(1) Includes total proved reserves attributable to Imperial Oil Limited of 634 million barrels in 2005, 812 million barrels in 2006 and 799 million barrels in 2007, as well as proved developed reserves of 449 million barrels in 2005, 572 million barrels in 2006 and 565 million barrels in 2007, in which there is a 30.4 percent minority interest.

(2) Includes 425 million barrels of proved reserves in Venezuela which were expropriated. See note 15, Litigation and Other Contingencies.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Oil and Gas Reserves *(continued)*

Natural Gas	United States	Canada/ South America *(1)*	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(billions of cubic feet)			
Net proved developed and undeveloped reserves of consolidated subsidiaries							
January 1, 2005	12,329	2,652	9,185	771	6,391	515	31,843
Revisions	1,943	83	242	35	1,402	(18)	3,687
Purchases	–	–	–	–	–	53	53
Sales	(105)	(25)	(73)	–	–	(26)	(229)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	289	26	116	57	32	300	820
Production	(764)	(412)	(1,072)	(22)	(546)	(3)	(2,819)
December 31, 2005	13,692	2,324	8,398	841	7,279	821	33,355
Revisions	(1,179)	73	(457)	170	414	(20)	(999)
Purchases	19	–	38	–	–	–	57
Sales	(57)	(44)	(3)	–	–	–	(104)
Improved recovery	12	–	–	–	–	–	12
Extensions and discoveries	268	10	117	1	2,534	–	2,930
Production	(706)	(379)	(1,004)	(26)	(644)	(12)	(2,771)
December 31, 2006	12,049	1,984	7,089	986	9,583	789	32,480
Revisions	1,566	124	375	(22)	813	(43)	2,813
Purchases	9	–	–	–	–	–	9
Sales	(19)	(231)*(2)*	(70)	–	–	–	(320)
Improved recovery	–	1	–	–	–	–	1
Extensions and discoveries	208	8	13	81	–	–	310
Production	(641)	(327)	(895)	(39)	(762)	(19)	(2,683)
December 31, 2007	13,172	1,559	6,512	1,006	9,634	727	32,610
Proportional interest in proved reserves of equity companies							
End of year 2005	136	–	13,024	–	19,119	1,273	33,552
End of year 2006	131	–	12,551	–	21,184	1,214	35,080
End of year 2007	125	–	12,341	–	21,733	1,453	35,652

(1) Includes total proved reserves attributable to Imperial Oil Limited of 747 billion cubic feet in 2005, 710 billion cubic feet in 2006 and 635 billion cubic feet in 2007, in which there is a 30.4 percent minority interest.

(2) Includes 219 billion cubic feet of proved reserves in Venezuela which were expropriated. See note 15, Litigation and Other Contingencies.

Natural Gas *(continued)*	United States	Canada/ South America *(1)*	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(billions of cubic feet)			
Proved developed reserves, included above, as of December 31, 2005							
Consolidated subsidiaries	10,386	1,840	6,332	376	6,067	227	25,228
Equity companies	113	–	10,226	–	7,276	835	18,450
Proved developed reserves, included above, as of December 31, 2006							
Consolidated subsidiaries	9,280	1,628	5,346	823	5,882	447	23,406
Equity companies	109	–	9,985	–	7,906	811	18,811
Proved developed reserves, included above, as of December 31, 2007							
Consolidated subsidiaries	8,373	1,303	5,064	773	5,570	395	21,478
Equity companies	104	–	9,679	–	8,702	757	19,242

(1) Includes proved developed reserves attributable to Imperial Oil Limited of 643 billion cubic feet in 2005, 608 billion cubic feet in 2006 and 539 billion cubic feet in 2007, in which there is a 30.4 percent minority interest.

INFORMATION ON CANADIAN OIL SANDS PROVEN RESERVES NOT INCLUDED ABOVE

In addition to conventional liquids and natural gas proved reserves, ExxonMobil has significant interests in proven oil sands reserves in Canada associated with the Syncrude project. For internal management purposes, ExxonMobil views these reserves and their development as an integral part of total upstream operations. However, for financial reporting purposes, these reserves are required to be reported separately from the oil and gas reserves.

The oil sands reserves are not considered in the standardized measure of discounted future cash flows for conventional oil and gas reserves, which is on the following page.

Oil Sands Reserves	Canada *(1)*
	(millions of barrels)
At December 31, 2005	738
At December 31, 2006	718
At December 31, 2007	694

(1) Oil sands proven reserves are attributable to Imperial Oil Limited, in which there is a 30.4 percent minority interest.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices, costs and legislated tax rates and a discount factor of 10 percent to net proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The Corporation believes the standardized measure does not provide a reliable estimate of the Corporation's expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including year-end prices, which represent a single point in time and therefore may cause significant variability in cash flows from year to year as prices change.

Standardized Measure of Discounted Future Cash Flows	United States	Canada/ South America (1)	Europe	Africa	Asia Pacific/ Middle East	Russia/ Caspian	Total
				(millions of dollars)			
Consolidated subsidiaries							
As of December 31, 2005							
Future cash inflows from sales of oil and gas	$200,119	$54,953	$107,127	$127,584	$ 44,411	$35,757	$569,951
Future production costs	34,100	14,460	19,958	21,856	12,515	5,324	108,213
Future development costs	8,935	3,562	8,552	12,464	2,651	4,000	40,164
Future income tax expenses	67,581	12,343	47,999	51,610	13,151	6,608	199,292
Future net cash flows	$ 89,503	$24,588	$ 30,618	$ 41,654	$ 16,094	$19,825	$222,282
Effect of discounting net cash flows at 10%	53,919	10,641	9,988	15,337	6,800	12,379	109,064
Discounted future net cash flows	$ 35,584	$13,947	$ 20,630	$ 26,317	$ 9,294	$ 7,446	$113,218
Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies	$ 7,000	$ –	$ 11,043	$ –	$ 34,214	$ 7,735	$ 59,992
Consolidated subsidiaries							
As of December 31, 2006							
Future cash inflows from sales of oil and gas	$139,843	$61,187	$ 83,854	$117,068	$100,751	$42,264	$544,967
Future production costs	39,829	20,639	19,134	22,316	36,008	3,597	141,523
Future development costs	11,134	4,023	10,245	10,429	6,098	5,307	47,236
Future income tax expenses	42,665	12,951	34,050	48,235	35,200	8,156	181,257
Future net cash flows	$ 46,215	$23,574	$ 20,425	$ 36,088	$ 23,445	$25,204	$174,951
Effect of discounting net cash flows at 10%	28,428	11,429	6,464	12,069	12,777	16,932	88,099
Discounted future net cash flows	$ 17,787	$12,145	$ 13,961	$ 24,019	$ 10,668	$ 8,272	$ 86,852
Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies	$ 6,337	$ –	$ 7,952	$ –	$ 27,136	$ 8,490	$ 49,915
Consolidated subsidiaries							
As of December 31, 2007							
Future cash inflows from sales of oil and gas	$216,287	$49,985	$115,741	$184,358	$158,292	$64,351	$789,014
Future production costs	59,154	17,422	21,356	34,721	38,098	6,537	177,288
Future development costs	13,422	5,487	10,166	21,258	5,903	7,513	63,749
Future income tax expenses	63,042	7,383	54,065	75,441	83,349	13,387	296,667
Future net cash flows	$ 80,669	$19,693	$ 30,154	$ 52,938	$ 30,942	$36,914	$251,310
Effect of discounting net cash flows at 10%	51,521	7,607	9,515	20,099	14,021	25,935	128,698
Discounted future net cash flows	$ 29,148	$12,086	$ 20,639	$ 32,839	$ 16,921	$10,979	$122,612
Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies	$ 12,045	$ –	$ 11,041	$ –	$ 53,067	$15,791	$ 91,944

(1) Includes discounted future net cash flows attributable to Imperial Oil Limited of $3,723 million in 2005, $5,505 million in 2006 and $6,304 million in 2007, in which there is a 30.4 percent minority interest.

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries	2007	2006	2005
	(millions of dollars)		
Value of reserves added during the year due to extensions, discoveries, improved recovery and net purchases less related costs	$ (1,680)[(1)]	$ 14,316	$ 4,619
Changes in value of previous-year reserves due to:			
Sales and transfers of oil and gas produced during the year, net of production (lifting) costs	(51,093)	(49,732)	(42,606)
Development costs incurred during the year	9,668	9,465	8,617
Net change in prices, lifting and development costs	108,967	(35,342)	85,049
Revisions of previous reserves estimates	15,855	9,438	9,050
Accretion of discount	15,267	17,368	9,021
Net change in income taxes	(61,224)	8,121	(41,616)
Total change in the standardized measure during the year	$ 35,760	$ (26,366)	$ 32,134

(1) Includes impact of expropriation of proved reserves in Venezuela. See note 15, Litigation and Other Contingencies.

OPERATING SUMMARY (unaudited)

	2007	2006	2005	2004	2003
			(thousands of barrels daily)		
Production of crude oil and natural gas liquids					
Net production					
United States	392	414	477	557	610
Canada/South America	324	354	395	408	411
Europe	480	520	546	583	579
Africa	717	781	666	572	442
Asia Pacific/Middle East	518	485	332	360	386
Russia/Caspian	185	127	107	91	88
Worldwide	2,616	2,681	2,523	2,571	2,516
			(millions of cubic feet daily)		
Natural gas production available for sale					
Net production					
United States	1,468	1,625	1,739	1,947	2,246
Canada/South America	808	935	1,006	1,069	1,044
Europe	3,810	4,086	4,315	4,614	4,498
Africa	26	–	–	–	–
Asia Pacific/Middle East	3,162	2,596	2,114	2,161	2,258
Russia/Caspian	110	92	77	73	73
Worldwide	9,384	9,334	9,251	9,864	10,119
			(thousands of oil-equivalent barrels daily)		
Oil-equivalent production *(1)*	4,180	4,237	4,065	4,215	4,203
			(thousands of barrels daily)		
Refinery throughput					
United States	1,746	1,760	1,794	1,850	1,806
Canada	442	442	466	468	450
Europe	1,642	1,672	1,672	1,663	1,566
Asia Pacific	1,416	1,434	1,490	1,423	1,390
Other Non-U.S.	325	295	301	309	298
Worldwide	5,571	5,603	5,723	5,713	5,510
Petroleum product sales *(2)*					
United States	2,717	2,729	2,822	2,872	2,729
Canada	461	473	498	615	602
Europe	1,773	1,813	1,824	2,139	2,061
Asia Pacific and other Eastern Hemisphere	1,701	1,763	1,902	2,080	2,075
Latin America	447	469	473	504	490
Purchases/sales with the same counterparty included above	–	–	–	(699)	(687)
Worldwide	7,099	7,247	7,519	7,511	7,270
Gasoline, naphthas	2,850	2,866	2,957	3,301	3,238
Heating oils, kerosene, diesel oils	2,094	2,191	2,230	2,517	2,432
Aviation fuels	641	651	676	698	662
Heavy fuels	715	682	689	659	638
Specialty petroleum products	799	857	967	1,035	987
Purchases/sales with the same counterparty included above	–	–	–	(699)	(687)
Worldwide	7,099	7,247	7,519	7,511	7,270
			(thousands of metric tons)		
Chemical prime product sales					
United States	10,855	10,703	10,369	11,521	10,740
Non-U.S.	16,625	16,647	16,408	16,267	15,827
Worldwide	27,480	27,350	26,777	27,788	26,567

Operating statistics include 100 percent of operations of majority-owned subsidiaries; for other companies, crude production, gas, petroleum product and chemical prime product sales include ExxonMobil's ownership percentage and refining throughput includes quantities processed for ExxonMobil. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

(2) 2007, 2006 and 2005 petroleum product sales data reported net of purchases/sales contracts with the same counterparty.

STOCK PERFORMANCE GRAPHS (unaudited)

Annual total returns to ExxonMobil shareholders were 24 percent in 2007, 39 percent in 2006, 12 percent in 2005, and have averaged over 24 percent per year over the past five years. Total returns mean share price increase plus dividends paid, with dividends reinvested. The graphs below show the relative investment performance of ExxonMobil common stock, the S&P 500, and an industry competitor group over the last five and 10 years. The industry competitor group consists of three other international integrated oil companies: BP, Chevron, and Royal Dutch Shell.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 2002


350
300
250
200
150
100
50
Dollars
ExxonMobil
Industry Group
S&P 500
2002
2003
2004
2005
2006
2007
Fiscal Years Ended December 31

	2002	2003	2004	2005	2006	2007
ExxonMobil	100	120	154	172	240	298
S&P 500	100	129	143	150	173	183
Industry Group	100	125	151	170	200	242

TEN-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 1997


400
300
200
100
0
Dollars
ExxonMobil
Industry Group
S&P 500
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Fiscal Years Ended December 31

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
ExxonMobil	100	122	138	152	140	128	154	197	220	306	381
S&P 500	100	129	156	141	125	97	125	139	145	168	178
Industry Group	100	100	129	121	114	101	127	153	172	202	245

DIRECTIONS

ExxonMobil 2008 Annual Meeting
Wednesday, May 28, 2008
9:00 a.m., Central Time
Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201



DALLAS
Free Parking
Parking Entrance
N
McKINNEY
MEYERSON SYMPHONY CENTER
PEARL
35
WOODALL RODGERS FRWY.
FIELD
ST. PAUL
HARWOOD
FLORA
ROUTH
75
ROSS AVE.
45
SAN JACINTO
LEONARD
ARTS DISTRICT GARAGE
LBJ FRWY
114
DFW AIRPORT
LOVE FIELD
635
183
AIRPORT FRWY
MEYERSON SYMPHONY CENTER
30
20

- Free parking is available at the Arts District Garage. Traffic in the area may cause a delay; please allow extra time for parking.
- **From I-45/Hwy. 75** – Take I-35E exit (Woodall Rodgers Frwy.) to Pearl Street exit or St. Paul exit (follow frontage road east to Pearl Street), turn south and continue to Ross Avenue, turn left to Arts District Garage.
- **From I-35E** – Take I-45/Hwy. 75 exit (Woodall Rodgers Frwy.) to Pearl Street exit, continue to Ross Avenue, turn left to Arts District Garage.
- **From DFW Airport** – Take South exit to Hwy. 183 East (merges with I-35E), follow directions from I-35E (above).
- **From Love Field** – Exit airport on Mockingbird Lane west to I-35E South, follow directions from I-35E (above).

Printed on recycled paper

002CS-61078

General Information

CORPORATE HEADQUARTERS

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Additional copies may be obtained by writing or phoning:
Phone: 972-444-1000
Fax: 972-444-1505

SHAREHOLDER RELATIONS

Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

MARKET INFORMATION

The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

ANNUAL MEETING

The 2008 Annual Meeting of Shareholders will be held at 9:00 a.m. Central Time on Wednesday, May 28, 2008, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at *exxonmobil.com* approximately one week prior to the event.

ExxonMobil

Included in this *Summary Annual Report* are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Proxy Statement for ExxonMobil's 2008 Annual Meeting. The Proxy Statement also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. The Investors section of ExxonMobil's Web site (*exxonmobil.com*), contains the Proxy Statement and other company publications, including ExxonMobil's *Financial and Operating Review*. These publications provide additional detail about the company's global operations.

Exxon Mobil Corporation has numerous affiliates, many with names that include *ExxonMobil*, *Exxon*, *Mobil*, and *Esso*. For convenience and simplicity, those terms and terms such as Corporation, company, our, we, and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Abbreviated references describing global or regional operational organizations, and global or regional business lines are also sometimes used for convenience and simplicity. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words such as venture, joint venture, partnership, co-venturer, and partner are used to indicate business and other relationships involving common activities and interests, and those words may not indicate precise legal relationships. The following are trademarks, service marks, or proprietary process names of Exxon Mobil Corporation or one of its affiliates: *Esso*, *Exxon*, *Mobil*, *On the Run*, *Mobil 1*, and *Taking on the World's Toughest Energy Challenges*. The following third-party trademarks or service marks, referenced in the text of the report are owned by the entities indicated: *NASCAR* (National Association for Stock Car Auto Racing, Inc.), *Formula 1* (Formula One Licensing B.V.), *IRL* (Indianapolis Motor Speedway Corporation), *Mercedes* (Daimler AG), *McLaren* (McLaren Racing Limited), *Porsche* (Dr. Ing. H.c.F. Porsche AG), and *Toyota* (Toyota Motor Corporation).

ExxonMobil

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

exxonmobil.com

Printed entirely on recycled paper

SFI

Annual Report 002CS-61077

END